As filed with the Securities and Exchange Commission on April 27, 2010
Registration No. 333-165987
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 3
to
Form F-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CHARM COMMUNICATIONS INC.
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)

Cayman Islands	7311	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

26th Floor, Tower A, Oriental Media Center
4 Guanghua Road, Chaoyang District
Beijing 100026
People’s Republic of China
(86-10) 6581-1111
(Address, including zip code, and telephone number,
including area code, of Registrant’s principal executive offices)

CT Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 664-1666
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Chris K.H. Lin Simpson Thacher & Bartlett LLP 35th Floor, ICBC Tower 3 Garden Road, Central Hong Kong (852) 2514-7600	Chun Wei Sullivan & Cromwell LLP 28th Floor 9 Queen’s Road Central Hong Kong (852) 2826-8688

Approximate date of commencement of proposed sale to the public:  as soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum
		Offering Price per
	Amount to be	Class A	Proposed Maximum Aggregate
Title of Each Class of Securities to be Registered(1)(2)	Registered(2)(3)	Ordinary Share(3)	Offering Price(3)	Amount of Registration Fee(4)
Class A ordinary shares, par value US$0.0001 per share	17,968,750	US$5.50	US$98,828,125	US$7,046

(1)	American depositary shares evidenced by American depositary receipts issuable upon deposit of the Class A ordinary shares registered hereby have been registered under a separate registration statement on Form F-6 (Registration No. 333-166134). Each American depositary share represents two Class A ordinary shares.

(2)	Includes (i) 15,625,000 Class A ordinary shares initially offered and sold outside the United States that may be resold from time to time in the United States either as part of their distribution or within 40 days after the later of the effective date of this registration statement and the date the shares are first bona fide offered to the public, and (ii) 2,343,750 Class A ordinary shares that may be purchased by the underwriters pursuant to an option to purchase additional Class A ordinary shares represented by American depositary shares. These Class A ordinary shares are not being registered for the purpose of sales outside the United States.

(3)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended.

(4)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. Neither we nor the selling shareholder may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION
PRELIMINARY PROSPECTUS DATED APRIL 27, 2010

7,812,500 American Depositary Shares

Charm Communications Inc.

Representing 15,625,000 Class A Ordinary Shares

This is an initial public offering of American depositary shares, or ADSs, of Charm Communications Inc., or Charm Communications. Charm Communications is offering 7,812,500 ADSs. Each ADS represents two Class A ordinary shares, par value US$0.0001 per share, of Charm Communications. The ADSs are evidenced by American depositary receipts, or ADRs.

Prior to this offering, there has been no public market for the ADSs or the Class A ordinary shares. We anticipate that the initial public offering price will be between US$9.00 and US$11.00 per ADS. Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol “CHRM.”

The underwriters have an option to purchase up to 1,171,875 additional ADSs from the selling shareholder at the initial public offering price, less the underwriting discounts and commissions, to cover over-allotments of ADSs. We will not receive any of the proceeds from the sale of ADSs by the selling shareholder.

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 13.

			Proceeds,	Proceeds, Before
		Underwriting	Before Expenses,	Expenses, to the
	Initial Public	Discounts and	to Charm	Selling
	Offering Price	Commissions	Communications	Shareholder

Per ADS	US$	US$	US$	US$
Total	US$	US$	US$	US$

Delivery of the ADSs will be made on or about          , 2010.

Neither the United States Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse

Oppenheimer & Co.	Piper Jaffray

The date of this prospectus is          , 2010

Over 97% of Chinese households have at least one television and China has one of the largest and fastest-growing advertising markets in the world. With our long-standing relationships with both advertising clients and selected television channels, Charm Communications is well positioned to benefit from the rapid development of the Chinese advertising market.

昌

【Prosperous】

榮

【Flourishing】

We leverage our deep understanding of Chinese companies, culture and advertising media to provide integrated advertising solutions to our clients. We bridge the gap between China's advertisers and television channels, delivering services that create value for our clients and television channels in China.

charm
昌荣传播

A leading television advertising agency in China

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

Until          , 2010 (25 days after the date of this prospectus), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

i

[This Page Intentionally Left Blank]

ii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements appearing elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our ADSs discussed under “Risk Factors” before deciding whether to buy our ADSs.

Our Business

We believe we are the leading domestic television advertising agency in China, according to a report commissioned by us and prepared by CTR, an independent market research firm based in China, as measured by the total value of successful bids of the prime-time advertising time for 2010 on China Central Television, or CCTV, which is generally regarded as the most coveted television advertising time in China. According to CCTV, we ranked first in terms of the total advertising spending for the advertisements we placed on behalf of clients on CCTV channels in each of the six consecutive years from 2004 to 2009. In addition, we believe that, with exclusive agency arrangements with two satellite television channels, Shanghai Dragon Television and Tianjin Satellite Television, and four programs on CCTV, we have established a leading television media investment management business in China. We (i) offer a broad range of television advertising agency services from planning and managing advertising campaigns to creating and placing advertisements, and (ii) engage in media investment management through identifying, securing and selling television advertising resources.

Advertising Agency and Branding and Identity Services

We place advertisements for our clients on a broad array of television channels, including CCTV and satellite and regional television channels and, on a smaller scale, on other media platforms, including Internet and out-of-home media. We derive our advertising agency revenues from the commissions paid by clients for the planning and placement of these advertisements and from the commissions and performance bonuses received from the television channels and other advertising media platforms on which we place the advertisements, and such commissions are generally calculated as a percentage of the total advertising spending by our clients. The total advertising spending for the advertisements we placed on behalf of the clients under our advertising agency business increased from US$188.8 million in 2007 to US$254.9 million in 2008 and to US$288.0 million in 2009.

We have established a diversified client base of Chinese companies that includes many of the leading brand names in China. Our clients include well-recognized brand names in China across many industries, such as China Telecom, PICC, Agricultural Bank of China, China CITIC Bank, Snowbeer, Yunnan Baiyao, C-Bons, Wahaha and Midea. In the aggregate, these nine clients accounted for approximately 16.8% and 18.1% of our total revenues in 2008 and 2009, respectively. Our clients also include emerging domestic leading brands, such as Bosideng, Lolo, Chery Automobile and Feihe Dairy, that have used our services to further build their brands nationally.

We have expertise in helping our clients secure prime-time advertising time on CCTV, which is generally regarded as the most coveted television advertising time in China. The prime-time advertising time on CCTV includes the advertising time during prime-time television programs and special events, and is sold pursuant to CCTV’s annual Golden-Time Public Auction process. According to CCTV, for each of the seven consecutive years from 2004 to 2010, we ranked first out of all advertising agencies for the total value of successful bids of the prime-time advertising time on CCTV. In each of the six consecutive years from 2004 to 2009, we also ranked first in terms of the total advertising spending for the advertisements we placed on behalf of clients on CCTV channels.

We distinguish ourselves from many of our domestic competitors with our ability to offer integrated advertising solutions to our advertising clients that cover a wide range of advertising agency services, including: (i) market research; (ii) branding strategies; (iii) creative design, development and production of advertisements; (iv) procurement of advertising media resources and placement of advertisements; (v) public relations; and (vi) overall management of advertising campaigns, all specifically tailored for the Chinese market. Furthermore, we utilize an information-based approach to understand the advertising industry through our database of market research data, ratings information and past campaign performance, as well as expert systems and algorithms that we have developed internally.

Media Investment Management

Under our media investment management business, we, through a series of exclusive agency arrangements, secure all or a portion of the advertising time and other advertising rights, which include soft advertising, such as sponsorship, on a specific television channel or television program and sell such advertising media resources. The total advertising spending for the advertisements that were placed on our advertising media resources increased from US$8.2 million in 2007 to US$79.3 million in 2008 and to US$87.3 million in 2009. Under this business, we recognize total advertising spending as our revenue. Through the media investment management business, we provide clients with access to our advertising media resources that we have secured on a network of television channels with targeted geographic coverage and viewership. We currently have exclusive agency arrangements with Shanghai Dragon Television and Tianjin Satellite Television to secure all or a portion of the advertising time on these satellite television channels, as well as with CCTV to secure advertising rights on several programs on CCTV.

We offer the satellite television channels with whom we have exclusive arrangements opportunities to attract the advertising spending from our blue-chip advertising clients. For example, after we started operating the exclusive arrangement with Tianjin Satellite Television on January 1, 2009, the number of brands for which advertising spending of more than RMB100,000 was placed on Tianjin Satellite Television increased to 531 in 2009 from 331 in 2008. We believe that this increase is partly attributable to the introduction of our clients to Tianjin Satellite Television in 2009. We also work with television channels and programs to help enhance the attractiveness of their programs, expand their viewer base and achieve higher ratings. As a result, we have established a network of media resources that we believe are attractive not only to our core client base but also new advertising clients.

We believe that there is a mutually beneficial relationship between our advertising agency and media investment management businesses. Our cross-selling of the advertising media resources from our media investment management business to blue-chip clients from our advertising agency business benefits both our clients and the television channels or programs, as the channels or programs can gain more blue-chip advertisers and our clients can have more targeted television advertising options. We believe that the media investment management business will also in turn help introduce to us more advertising clients that we can cross-sell our advertising agency services, and help increase the clients’ total advertising spending with us.

Joint Venture with Aegis Media

In January 2010, we formed a joint venture with international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. Vizeum is an international media network and part of Aegis Group, one of the world’s leading marketing communications groups. We believe that our joint venture complements our existing businesses and provides us with an enhanced service platform that enables us to attract new advertising clients and expand our customer base. As part of the global network of Vizeum, our joint venture provides a platform for us to expand our services to domestic clients that value the services and expertise of international 4A advertising agencies, and serves as a gateway for our multinational and domestic clients seeking to advertise internationally. In addition, our collaboration with Aegis Media enables us to leverage the experience and expertise of Aegis Media to further enhance our capabilities in offering integrated marketing solutions, in particular, in digital and other new media platforms. We believe that our joint venture further distinguishes us from domestic and international 4A advertising agencies and enhances the competitiveness of our services.

The total amount of advertising spending for our advertising agency and media investment management businesses was US$197.0 million, US$334.2 million and US$375.3 million in 2007, 2008 and 2009, respectively. Overall, we generated total revenues of US$21.3 million, US$97.8 million and US$106.0 million in 2007, 2008 and 2009, respectively.

Industry Background

China’s advertising market is one of the largest and fastest-growing advertising markets in the world. According to ZenithOptimedia, China had the largest advertising market in Asia Pacific excluding Japan, with an estimated total advertising expenditure of approximately US$20.3 billion in 2009. ZenithOptimedia projected that China’s advertising market will grow at a compounded annual growth rate, or CAGR, of 10.7% from US$20.3 billion in 2009 to US$27.5 billion in 2012 and will account for 34.5% of the total advertising expenditure in Asia Pacific excluding Japan by 2012. Growth of China’s advertising market as a whole and television advertising market is driven by the increase in household disposable income and consumption by urban residents in China, the current relatively low levels of advertising expenditure per capita compared to other countries, high public trust in television advertising and the critical role television plays for companies in China seeking to build their brand names.

According to a report commissioned by us and prepared by CTR, after deducting the estimated discounts generally given to advertisers advertising on various media platforms, television accounted for 74.3% of the total advertising spending in China in 2009 and is expected to account for 73.9% of the total advertising spending in China in 2012.

China’s television industry operates primarily at three administrative levels — national-, provincial- and city/county-level. CCTV is the single largest national-level television network in China in terms of market penetration, according to ZenithOptimedia. Given CCTV’s leading penetration and viewership share, CCTV attracts a significant share of television advertising spending in China. According to CCTV, prime-time advertising time revenues have historically accounted for a majority of the total advertising revenues of CCTV. In 2010, CCTV’s advertising revenues attributable to prime-time advertising time are expected to reach approximately RMB11.0 billion, based on CCTV auction data.

Provincial satellite television channels in China have grown in popularity and importance in recent years. Each of China’s 31 provinces, autonomous regions and directly administrated municipalities operates one provincial-level television station, each of which is allowed to operate one or more satellite channels. Provincial satellite television channels are characterized by relatively higher viewership levels in the provinces where they are based, while maintaining substantial nationwide coverage. These provincial satellite television channels have attracted an increasing number of advertisers in recent years, as they provide advertisers with a cost effective way of achieving nationwide coverage comparable to that of CCTV and the ability to target specific geographic market.

Our Competitive Strengths

We believe that the following strengths give us a competitive advantage and set us apart from our competitors:

•	Leading domestic television advertising agency in China;

•	Diversified client base of both blue-chip and emerging leading brands;

•	Broad range of integrated and customized advertising agency solutions;

•	Long-standing, collaborative relationship with CCTV supplemented with exclusive and non-exclusive agency arrangements with selected satellite television channels;

•	Experience with managing television media resources;

•	Strategic alliance with an international 4A advertising agency that provides an enhanced service platform; and

•	Strong management team and professionals with industry expertise.

Our Strategies

We believe that we are well-positioned to address the advertising demands of our clients by securing additional advertising media resources that offer wide coverage with strong viewership. Our goal is to be the leading integrated advertising services provider in China by implementing the following strategies:

•	Expand and enhance our portfolio of television advertising media resources to further broaden coverage;

•	Secure additional resources from new advertising media platforms;

•	Strengthen capabilities to offer integrated advertising solutions; and

•	Continue to expand our advertising customer base and budget allocation from our customers.

Our Challenges

Our ability to realize our business objectives and execute our strategies is subject to many risks and uncertainties, including risks and uncertainties relating to:

•	our ability to expand our media investment management business by renewing, or entering into new, exclusive advertising agency agreements;

•	our ability to generate sufficient revenues from our exclusive agency arrangements to produce the expected profits, particularly with respect to our exclusive agency arrangements with Shanghai Dragon Television and Tianjin Satellite Television that contain significant payment obligations;

•	our ability to maintain and expand our business relationships with CCTV;

•	our ability to respond to competitive pressures;

•	our ability to attract and retain our senior management and key personnel;

•	economic conditions and advertising trends in China, including adverse economic conditions that may result in declines in advertising spending;

•	government controls and regulations in the television and advertising industries; and

•	our corporate structure based on a series of contractual arrangements in order to comply with applicable PRC laws and regulations.

Please see “Risk Factors” and other information included in this prospectus for a detailed discussion of these and other risks and uncertainties that we face.

Corporate Structure

Our company, Charm Communications Inc., was formed under the laws of the Cayman Islands in January 2008 in preparation for this offering. Charm Communications Inc. holds all of the outstanding equity interest in Movie-Forward Ltd., a company incorporated under the laws of the British Virgin Islands in June 2007. Movie-Forward Ltd. in turn holds all of the outstanding equity interest in Charm Hong Kong Limited, a company incorporated under the laws of the Hong Kong Special Administrative Region, or Hong Kong, in June 2008. Charm Hong Kong Limited holds all of the outstanding equity interest in Nanning Jetlong Technology Co., Ltd., or Nanning Jetlong, a company established in October 2005 under PRC law as a wholly foreign owned enterprise. In connection with the formation of our joint venture with Aegis Media, we and Aegis Media have agreed that the control over Beijing Vizeum Advertising Co., Ltd., or Beijing Vizeum, be transferred to our company subsequent to the closing of the investment by Aegis Media in our company in January 2010. The legal ownership of all of the outstanding equity interests of Beijing Vizeum will be transferred to Posterscope (Hong Kong) Limited, or Posterscope, upon the receipt of applicable governmental approvals and completion of regulatory registrations. Concurrently, our subsidiary, Media Port Holdings Ltd., or Media Port, a company incorporated under the laws of the British Virgin Islands, will hold 60% of the outstanding equity interests in Posterscope.

Other than Beijing Vizeum, in which we will effectively hold 60% of the outstanding equity interests upon the receipt of applicable PRC governmental approvals and completion of regulatory registrations, we operate our businesses in China through our affiliated consolidated entities due to PRC regulations that restrict foreign investments in the advertising industry. We have ten affiliated consolidated entities in China that operate our business, each of which is an entity duly formed under PRC law. These affiliated consolidated entities were established in the years set forth below:

Year of Establishment	Affiliated Consolidated Entities

2004	Beijing Xingyang Advertising Co., Ltd.
2005	Xinyang Heli Advertising Co., Ltd.
2006	Xinxin Charm Advertising Co., Ltd. Yida Charm Advertising Co., Ltd. Shidai Charm Advertising Co., Ltd.
2007	Ruiyi Youshi Advertising Co., Ltd. Shanghai Haobangyang Advertising Co., Ltd. Hubei Haobangyang Advertising Co., Ltd.
2008	Qinghai XStars Media Co., Ltd. Qinghai Charm Advertising Co., Ltd.

Beginning on March 28, 2008, Nanning Jetlong has entered into a series of contractual arrangements with each of the affiliated consolidated entities and their respective shareholders to govern our relationships with the affiliated consolidated entities and operate our business in China. These contractual arrangements allow us to effectively control the affiliated consolidated entities and to derive substantially all of the economic benefits from them. See “Our Corporate Structure — Contractual Arrangements.” Accordingly, we have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP since the inception of these affiliated entities.

The following diagram illustrates our corporate structure as of the date of this prospectus:

Charm Communications Inc.
(a Cayman Islands company)
100%
100%
Movie-Forward Ltd.
(a British Virgin Islands company)
Media Port Holdings Ltd.
(a British Virgin Islands company)
100%
60%(1)
Charm Hong Kong Limited
(a Hong Kong company)
Posterscope (Hong Kong) Limited
(a Hong Kong company)
100%
100%(1)
Outside China
In China
Nanning Jetleng Technology Co., Ltd.
Beijing Vizeum Advertising Co.,Ltd.
He Dang
Qingmei Bai
100%
Qinghai Xstars Media Co., Ltd.
Yida Charm Advertising Co., Ltd.
Shidai Charm Advertising Co., Ltd.
Xinyang Heli Advertising Co., Ltd.
Xinxin Charm Advertising Co., Ltd.
Ruiyi Youshi Advertising Co., Ltd.
Shanghai Haoxiangyang Advertising Co., Ltd.
Hubei Haobangyang Advertising Co., Ltd.
Beijing Xingyang Advertising Co., Ltd.
Qinghai Charm Advertising Co., Ltd.
Contractual arrangements
Equity interest

(1)	We and Aegis Media have agreed that the control over Beijing Vizeum be transferred to our company subsequent to the closing of the investment by Aegis Media in our company in January 2010. The legal ownership of all of the outstanding equity interests of Beijing Vizeum will be transferred to Posterscope, upon the receipt of applicable governmental approvals and completion of regulatory registrations. Concurrently, Media Port will hold 60% of the outstanding equity interests in Posterscope.

Corporate Information

Our principal executive offices are located at 26th Floor, Tower A, Oriental Media Center, 4 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China. Our telephone number at this address is (86-10) 6581-1111 and our fax number is (86-10) 6583-0100. Our registered office in the Cayman Islands is located at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands, British West Indies. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.

Investors should contact us for any inquiries through the address and telephone number of our principal executive offices. Our principal website is www.charmgroup.cn. The information contained on our website is not a part of this prospectus.

Conventions Which Apply to This Prospectus

Except where the context otherwise requires, for purposes of this prospectus:

•	“ADSs” refers to our American depositary shares, each of which represents two Class A ordinary shares, and “ADRs” refers to the American depositary receipts that evidence our ADSs;

•	“Aegis Media” refers to Aegis Group plc and its affiliates;

•	“affiliated consolidated entities” refers to Beijing Xingyang Advertising Co., Ltd., Hubei Haobangyang Advertising Co., Ltd., Qinghai Charm Advertising Co., Ltd., Qinghai XStars Media Co., Ltd., Ruiyi Youshi Advertising Co., Ltd., Shanghai Haobangyang Advertising Co, Ltd., Shidai Charm Advertising Co, Ltd., Xinxin Charm Advertising Co, Ltd., Xinyang Heli Advertising Co., Ltd., and Yida Charm Advertising Co, Ltd., all of which are companies organized under the laws of China. Substantially all of our advertising operations in China are conducted through our contractual arrangements with the affiliated consolidated entities, in which we do not own any equity interest. We have consolidated their financial results in our financial statements in accordance with U.S. GAAP;

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purposes of this prospectus only, Taiwan, Hong Kong and Macau;

•	“RMB” or “Renminbi” refers to the legal currency of China; “$,” “dollars,” “US$” and “U.S. dollars” refer to the legal currency of the United States;

•	“shares” or “ordinary shares” refers to our Class A ordinary shares, par value US$0.0001 per share and our Class B ordinary shares, par value US$0.0001 per share;

•	“Series A preferred shares” refer to our Series A preferred shares, par value US$0.0001 per share, which are convertible and redeemable pursuant to their terms; and

•	“we,” “us,” “our company,” “our” and “Charm Communications” refer to Charm Communications Inc., a Cayman Islands company, and its subsidiaries and, unless the context otherwise requires, our affiliated consolidated entities in China.

Unless otherwise indicated, information in this prospectus assumes that the underwriters do not exercise their option to purchase additional ADSs.

THE OFFERING

Offering price	We anticipate that the initial public offering price will be between US$9.00 and US$11.00 per ADS.

ADSs offered by us	7,812,500 ADSs

ADSs offered by the selling shareholder	1,171,875 ADSs

Total ADSs offered	8,984,375 ADSs

Ordinary shares	Our share capital consists of Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. Each Class A ordinary share is entitled to one vote on all matters subject to shareholders’ vote, and each Class B ordinary share is entitled to five votes on all matters subject to shareholders’ vote. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Upon any transfer of Class B ordinary shares by a holder thereof to any person or entity that is not an affiliate (as defined in our amended and restated articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into an equal number of Class A ordinary shares. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

Class A Ordinary shares outstanding immediately after this offering	15,625,000 Class A ordinary shares

The number of Class A ordinary shares that will be outstanding immediately after this offering assumes the underwriters’ option to purchase additional ADSs is not exercised.

Class B ordinary shares outstanding immediately after this offering	62,500,000 Class B ordinary shares

The number of Class B ordinary shares that will be outstanding immediately after this offering:

• excludes Class B ordinary shares issuable upon the exercise of options to purchase our ordinary shares outstanding as of the date of this prospectus;

• excludes Class B ordinary shares reserved for future issuance under our 2008 share incentive plan; and

• assumes the underwriters’ option to purchase additional ADSs is not exercised.

The ADSs	Each ADS represents two Class A ordinary shares, par value US$0.0001 per share. The ADSs will be evidenced by ADRs.

• The depositary will hold the ordinary shares underlying your ADSs. You will have the rights as provided in the deposit agreement among us, the depositary and holders and beneficial owners of our ADSs from time to time.

• If we declare dividends on our Class A ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares, after deducting its fees and expenses.

• You may surrender your ADSs to the depositary in exchange for Class A ordinary shares underlying your ADSs. The depositary will charge you fees for any exchange.

• We may amend or terminate the deposit agreement without your consent. If an amendment becomes effective and you continue to hold your ADSs, you will be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the section of this prospectus entitled “Description of American Depositary Shares.” You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	The selling shareholder, Merry Circle Trading Limited, whose sole shareholder is He Dang, our chairman and chief executive officer, has granted to the underwriters an option, which is exercisable within 30 days from the date of this prospectus, to purchase up to 1,171,875 additional ADSs.

Use of proceeds	Our net proceeds from this offering are expected to be approximately US$69.7 million, assuming an initial public offering price of US$10.00 per ADS, the mid-point of the estimated initial public offering price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use our net proceeds from this offering to expand our business, including acquiring additional advertising media resources on television channels and new media platforms for our media investment management business, and for other general corporate purposes. See “Use of Proceeds” for additional information.

We will not receive any of the proceeds from the sales of the ADSs by the selling shareholder.

Lock-up	We have agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. In addition, our directors and executive officers and our existing shareholders have also agreed with the underwriters to a lock-up of shares for a period of 180 days after the date of this prospectus. See “Underwriting.”

Listing	Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol “CHRM.” The ADSs or ordinary shares will not be listed on any other exchange or traded on any other automated quotation system.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of risks you should carefully consider before investing in our ADSs.

Depositary	JPMorgan Chase Bank, N.A.

Our Summary Consolidated Financial Data

The following summary consolidated statement of operations data for the three years ended December 31, 2007, 2008 and 2009, and the summary consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited financial statements that are included elsewhere in this prospectus and that have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm.

You should read the summary consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,
	2007	2008	2009
	(US$ in thousands, except share and
	per share data)

Condensed Consolidated Statement of Operations Data:
Total revenues	21,289	97,814	106,042
Cost of revenues(1)	7,842	68,072	72,163
Gross profit	13,447	29,742	33,879
Operating expenses(1)	3,055	11,829	16,539
Operating profit	10,392	17,913	17,340
Income before income tax expense	11,821	18,662	16,019
Net income	11,800	18,387	15,267
Net income attributable to ordinary shareholders	11,800	15,268	7,467
Net income per share:
Basic	0.24	0.27	0.07
Diluted	0.24	0.27	0.07
Shares used in computation of net income per share:
Basic	50,000,000	50,000,000	50,000,000
Diluted	50,000,000	50,406,264	52,011,348

	As of December 31,
	2007	2008	2009	2009
				Pro forma
				(unaudited)(2)
	(US$ in thousands)

Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	36,476	60,823	54,737	54,737
Total assets	76,809	137,720	142,600	142,600
Total liabilities	57,613	74,545	61,897	61,897
Series A convertible redeemable preferred shares	—	51,776	59,576	—
Redeemable ordinary shares held by Aegis Media	—	—	—	36,976 (3)
Total Charm Communications Inc. shareholders’ equity	19,196	11,399	21,127	43,727

(1)	Includes share-based compensation expense as follows:

	For the Year Ended December 31,
	2007	2008	2009
	(US$ in thousands)

Cost of revenues	—	25	17
Operating expenses	—	1,785	2,267

(2)	Our pro forma balance sheet data as of December 31, 2009 have been derived from our audited consolidated financial statements as of December 31, 2009, and have been adjusted to give effect to (1) the redemption of 7,500,000 Series A preferred shares on January 20, 2010 for US$37.0 million and the issuance of 9,244,000 ordinary shares to Aegis Media at US$4.00 per share assumed to finance the redemption and (2) the automatic conversion of all of the remaining outstanding Series A preferred shares into 5,000,000 ordinary shares upon the completion of this offering using a conversion ratio of one Series A preferred share to one ordinary share as if the redemption and conversion had occurred as of December 31, 2009.
(3)	Aegis Media had an option until July 1, 2010 to require us to repurchase all or a portion of the ordinary shares held by Aegis Media if we were in breach of our obligations under our joint venture with Aegis Media as a result of our failure to procure entry by specified clients into agreements with the joint venture by April 30, 2010 or the failure of such agreements to meet specified revenue targets. Since the redemption of these ordinary shares was outside of our control, these ordinary shares were not included in permanent equity. On April 16, 2010, we received a written acknowledgement from Aegis Media that we have fully satisfied our obligations to procure entry by specified clients into agreements with the joint venture and that such agreements met the specified revenue targets. The option of Aegis Media to redeem these ordinary shares has lapsed upon this acknowledgement. Therefore, these ordinary shares held by Aegis Media are no longer redeemable.

Recent Developments

The following is an estimate of our selected preliminary unaudited financial results for the three months ended March 31, 2010. Our estimated results are subject to the completion of certain procedures, and those procedures have not been completed. Given the preliminary nature of our estimates, our actual financial results for the three months ended March 31, 2010 may be materially different from our estimates. For additional information regarding the various risks and uncertainties inherent in estimates of this type, see “Forward-Looking Statements.”

•	We estimate that our total revenues for the three months ended March 31, 2010 were no less than US$41.0 million. Our total revenues were US$24.3 million for the three months ended March 31, 2009. This increase in our total revenues was primarily due to an increase in revenues from our media investment management business as we (i) generated a greater amount of revenue from sales of advertising media resources we secured on satellite television channels and (ii) secured new advertising media resources on CCTV for 2010.

•	We estimate that our gross profit for the three months ended March 31, 2010 was no less than US$12.0 million. Our gross profit was US$4.1 million for the three months ended March 31, 2009. This increase in our gross profit primarily reflected the significant increase in gross profit generated from our media investment management business.

•	We estimate that our operating profit for the three months ended March 31, 2010 was no less than US$7.0 million. Our operating profit was US$0.6 million for the three months ended March 31, 2009. This increase in our operating profit primarily reflected the increase in our gross profit.

•	We estimate that our net income for the three months ended March 31, 2010 was no less than US$6.0 million. Our net income was US$0.8 million for the three months ended March 31, 2009. This increase in our net income primarily reflected the increase in our operating profit.

•	We estimate that our net income attributable to ordinary shareholders for the three months ended March 31, 2010 was no less than US$5.0 million. In determining our estimated net income attributable to ordinary shareholders, we allocate a portion of our net income to the non-controlling interests in our joint venture with Aegis Media and accrete the redemption premium on our outstanding Series A convertible redeemable preferred shares.

Our financial results for the three months ended March 31, 2009 are set forth in “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Selected Quarterly Results of Operations” included elsewhere in this prospectus.

Our estimated financial results for the three months ended March 31, 2010 may not be indicative of our results for future periods. Please refer to “Risk Factors — Risks Relating to Our Business — Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Factors Affecting Our Results of Operations” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Our Selected Quarterly Results of Operations” and other information included in this prospectus for information regarding trends and other factors that may affect our results of operations.

RISK FACTORS

You should consider carefully all of the information in this prospectus, including the risks and uncertainties described below and our consolidated financial statements and related notes, before making an investment in our ADSs. Any of the following risks and uncertainties could have a material adverse effect on our business, results of operations, financial condition and prospects. The market price of our ADSs could decline as a result of any of these risks and uncertainties, and you may lose all or part of your investment.

Risks Relating to Our Business

Our media investment management business may not produce the expected returns and may result in significant losses.

A significant part of our business has been our media investment management business, in which we typically act as the exclusive advertising agent for television channels or certain programs on them. In 2007, 2008 and 2009, our media investment business accounted for approximately 38.4%, 81.0% and 82.3% of our total revenues, and approximately 26.0%, 53.2% and 55.3% of our gross profit, respectively. In each of the nine years from 2002 to 2010, we secured all of the advertising time and other advertising rights during the special event on March 15, Consumers’ Day in China, on CCTV. In 2005 and 2006, we were the exclusive advertising agent for several drama series on certain channels of Beijing Television Station, the channels of which cover Beijing and its surrounding areas. We have significantly expanded our media investment management business in recent years by entering into exclusive advertising agency agreements with respect to additional satellite and regional television channels. We have entered into agreements with Shanghai Media Group, or SMG, and Tianjin Television Station, respectively, under which we secured a portion or all of the advertising time as well as other advertising rights on Shanghai Dragon Television and Tianjin Satellite Television, respectively, for a specified term. We are the exclusive advertising agent for the advertising time during the programs Yong Talk Show and Xiao Fei Zhu Zhang broadcasted on CCTV-3 and CCTV-2, respectively, for 2010, and Jin Ri Shuo Fa and Di Yi Shi Jian broadcasted on CCTV-1 and CCTV-2, respectively, for 2010 beginning in February 2010.

Under our agreements with television channels regarding our media investment management business, we are typically obligated to pay amounts to the television channels for the relevant advertising time and other advertising rights, regardless of whether we can sell such advertising time and rights, at what prices we sell such advertising time and rights and whether we receive payments from advertisers. For example, as of December 31, 2009, we were obligated under our agreements with television stations to make payments of approximately US$52.4 million in the aggregate for 2010. Subsequent to December 31, 2009, we entered into additional exclusive agency arrangements with certain television channels with aggregate payment obligations of an additional US$57.1 million due in 2010. We will need to sell a significant amount of advertising time and other advertising rights on these television channels in order to produce the profits we expect. If we fail to sell the advertising time and other advertising rights at desired prices, we may not realize the expected returns, and we will incur losses to the extent that our revenues from sales of such advertising time and rights are less than our payment obligations to the television channels plus our related operating expenses. As the payment obligations under our current exclusive agency arrangements are negotiated on an annual basis, our payment obligations to television stations typically last for one year unless the arrangements are renewed or renegotiated. In the future, we may enter into exclusive agency arrangements with payment obligations for more than one year, in which case we would be subject to the increased risk that we may not realize the expected returns or could incur losses. Furthermore, we may not be able to renew our existing exclusive agency arrangements or enter into new exclusive agency arrangements on attractive terms or at all. Consequentially, our results of operations, financial condition and business prospects would be materially and adversely affected.

We may not be able to enter into new, or renew the existing arrangements with television channels on commercially feasible terms, or at all.

Our exclusive advertising agency arrangements with respect to programs or events on television channels are typically for a limited term, without guarantee for renewal upon expiration. Currently, our agreement with SMG governing our exclusive agency arrangement with Shanghai Dragon Television has a one-year term expiring at the end of 2010, and our current agreement with Tianjin Television Station governing our exclusive agency arrangement with Tianjin Satellite Television expires at the end of 2011 but can be cancelled by us without further obligations or continued by us at a price that would be determined based on negotiation. In addition, our non-exclusive advertising agency arrangements are typically for a one-year term, without guarantee for renewal upon expiration. The agreements governing these arrangements may not be renewed upon expiration, and may be terminated prior to expiration if we commit a material breach or for other reasons. Since we do not have the protection of long-term agreements with television channels in connection with our media investment management business, we are subject to changes of policies or practices by the television channels that have signed those agreements with us, as well as other uncertainties that could result in the termination of, or other changes in, these agreements or arrangements. For example, we ceased to act as the exclusive advertising agent for several drama series on certain channels of Beijing Television Station in 2007 as Beijing Television Station decided to directly operate the advertising business relating to these drama series. As a result, our media investment management business suffered a significant decline in 2007. In addition, our exclusive arrangement with Hubei Satellite Television, which had an original three-year term expiring at the end of 2010, was terminated in February 2009. If we are unable to enter into new, or renew our exclusive and non-exclusive advertising agency arrangements with the television channels on commercially feasible terms or at all, our results of operations, financial condition and business prospects would be materially and adversely affected.

Although there are a large number of television channels in China, the television channels with the potential to become our business partners are limited. The television programs or events that are suitable candidates for our media investment management business are also limited. In addition, we face competition for these desirable television advertising resources. While we intend to continue to seek opportunities for acting as the exclusive or non-exclusive advertising agent for desirable television programs, events or channels, we may not be successful in obtaining and retaining these television advertising resources. As a result, we may not be able to successfully expand our media investment management business on commercially feasible terms or at all, which may have a material adverse effect on our results of operations and business prospects.

Our CCTV-related business has been, and is expected to continue to be, critical to our business and financial performance. Failure to maintain our relationship with CCTV would materially and adversely affect our business, results of operations, financial condition and prospects.

Our CCTV-related business has been, and is expected to continue to be, critical to our business and financial performance. Our revenue derived from our CCTV-related business, which includes our advertising agency business and media investment management business, amounted to US$17.5 million, or 17.8% of our total revenues, in 2008 and US$19.0 million, or 17.9% of our total revenues, in 2009. Our CCTV-related business accounted for approximately 43.0% and 43.5% of our total gross profit for 2008 and 2009, respectively. In particular, in our advertising agency business, we primarily derive revenues from representing advertising clients to place their advertisements on CCTV. Furthermore, we believe that our track record and performance in securing prime-time advertising time on CCTV have contributed, and may continue to contribute, significantly to our brand name and the development of our blue-chip client base of Chinese advertisers, which are expected to have a substantial impact on our overall business. Consequently, the continued success in our business depends on our ability to maintain our relationship with CCTV, which is subject to a number of risks, including the following:

•	CCTV may change its sales method at any time as it wishes and without prior notice to us, including its annual public auction for prime-time advertising time. For example, CCTV has recently implemented an auction-based system for selling non-prime time advertising time beginning in 2010 on certain channels, which were previously sold at predetermined prices. If CCTV introduces new methods of sales that are materially different from the methods it is currently using, we may lose our competitive advantage for CCTV’s advertising time. It may take us a significant amount of time to develop expertise, if at all, in buying advertising time on CCTV under any new sales method.

•	CCTV may begin to specify a limit on total advertising time that may be purchased by advertisers represented by one advertising agency in the future, in which case our growth potential would be limited as we would not be able to represent our advertising clients to purchase more CCTV advertising time when we exceed the limit.

•	CCTV has sole discretion to set and adjust the amount of sales commissions and performance bonuses it pays to advertising agencies in the future, and CCTV may decide to stop paying such sales commissions or performance bonuses in a large portion or altogether at any time. In 2008 and 2009, sales commissions and performance bonuses from CCTV in the aggregate accounted for 3.3% and 5.5%, respectively, of our total revenues.

•	CCTV’s advertising time, particularly prime-time advertising time, is limited resources and are highly coveted by advertisers and advertising agencies. As a result, there is intense competition for such advertising time. In particular, we face intense competition for CCTV related advertising business from a number of domestic competitors, such as Walk-On Advertising Co., Ltd. (San Ren Xing) and Vision CN Communications Group (Tong Lu), which may have competitive advantages, such as significantly greater financial, marketing or other resources or stronger market reputation.

•	We do not have a long-term agreement with CCTV with respect to our television agency business on CCTV. In addition, our agreements with CCTV with respect to our media investment management business are entered into annually or on an event-by-event basis. Therefore, CCTV has no contractual obligations to continue its relationship with us and may decide to terminate this relationship at any time on its own.

Any of these risks could result in a failure to maintain our relationship with CCTV or a significant decrease in our revenues, which in turn would have a material adverse effect on our business, results of operations, financial condition and prospects.

Our media consultancy services for television channels may not be effective.

We intend to provide, as part of our media investment management business, media consultancy services to television channels that are expected to help the television channels enhance the attractiveness of their programs, expand these programs’ viewer bases and achieve higher ratings, which, in turn, would help increase advertising revenues. However, the consultancy services we provide to these television channels may not produce the expected results for various reasons. It may take an extended period of time to synergize our strengths with their strengths, if at all, and disputes may arise between us and these television channels, which could harm our working relationships with these television channels. Further, our ability to influence the programming and other decisions of these television channels is limited under applicable PRC laws, rules and regulations and our agreements with them. Therefore, we may not be able to implement the changes that we favor with respect to the programming on these television channels and our media consultancy services may not be effective. As a result, our media consultancy services may not produce the intended results, which could have a material adverse effect on our relationships with the television channels, our results of operations and our business prospects.

We face intense competition in China’s advertising industry. If we do not compete successfully against our competitors, we may lose our market share and our business, results of operations, financial condition and prospects may be materially and adversely affected.

Competition in the advertising industry in China is intense. Key competitive considerations for retaining existing business and winning new business include our ability to obtain advertising time on CCTV, our ability to develop creative solutions that meet client needs, the scope, quality, effectiveness and cost of the services we offer, and our ability to efficiently serve clients on a broad geographic basis. The competition we face is primarily associated with the following:

•	Chinese advertising companies. Our competitors include Chinese advertising companies such as Walk-On Advertising Co. Ltd. (San Ren Xing), and Vision CN Communications Group (Tong Lu). We compete with them primarily for Chinese advertising clients and for access to highly demanded advertising time in connection with our television agency business. We also compete with them for desirable television resources with respect to our media investment management business.

•	Multinational advertising companies. We also face increasing competition from multinational advertising companies, such as Publicis Groupe S.A., WPP Group Plc. and Dentsu Inc., that are members of the American Association of Advertising Agencies, or 4A advertising agencies. Most of the 4A advertising agencies operating in China, through their PRC subsidiaries or affiliates, offer a range of comprehensive advertising services to advertisers. We expect our competition with these multinational advertising companies to increase as these companies strive to increase their market share in the television advertising industry in China.

•	Players in new advertising media. The spread of the Internet and other new methods of communications have given rise to a number of new advertising media, such as media on public transportation systems and in-store media, that compete with companies in the television advertising industry like us for overall advertising spending in China.

Many of our existing and potential competitors may have competitive advantages, such as more established relationships with desirable advertising clients and television channels, significantly greater financial, marketing or other resources or stronger market reputation, or may be able to better implement similar or competing business models. Increased competition could reduce our profitability and result in a loss of market share. We cannot assure you that we will be able to successfully compete against new or existing competitors. We may not be able to maintain our existing clients or secure new clients if we fail to successfully respond to changes in the structure of the advertising industry and in business practices prompted by the intense competition. In addition, in connection the formation of our joint venture with Aegis Media, we have agreed to restrictions on the solicitation of clients and employees of Aegis Media or the joint venture. These restrictions could restrict our ability to recruit key personnel or expand our client base, which could limit our ability compete successfully against our competitors. Our failure to compete would result in a loss of market share and have a material adverse effect on our business, results of operations, financial condition and prospects.

We plan to secure media resources in new advertising media platforms. We may not be successful in that business due to our lack of experience and expertise with respect to those new media platforms and we may face many other risks and uncertainties.

As part of our strategy, we plan to secure media resources in new advertising media platforms, such as the Internet, mobile television and out-of-home media. We have traditionally not been engaged in advertising businesses involving those new media platforms and, as a result, we have little or no expertise and experience in operating these businesses. In addition, our expertise and experience in television advertising may not be readily applied to advertising businesses involving those new media platforms. In contrast, our existing and potential competitors may have competitive advantages, such as significantly greater financial, marketing or other resource or expertise and experience with respect to new advertising media platforms. As a result, we may not be able to successfully secure media resources in new advertising media platforms on favorable terms, or at all.

Furthermore, the market in China for advertising services involving some of those new media platforms is relatively new and its potential is uncertain. Our success in securing and managing media resources in new advertising media platforms depends on the acceptance of advertising on those new media platforms by our advertising clients and their continuing interest in such advertising as a component of their advertising strategies.

Implementing our plan to secure media resources in new advertising media platforms will also require us to:

•	continue to identify and obtain media resources in those new media platforms that are attractive to advertisers;

•	significantly expand our capital expenditures to pay for media resources;

•	obtain related governmental approvals; and

•	expand the number of operations and sales staff that we employ.

We cannot assure you that we will be able to successfully secure media resources in new advertising media platforms or that the related business will generate new revenues to pay for any increased capital expenditures or operating costs. If we are unable to successfully implement our strategy relating to new advertising media platforms, or if such expansion does not otherwise benefit our business, our prospects and competitive position may be materially harmed and our business, financial condition and results of operations may be materially and adversely affected.

The recent global financial crisis and economic downturn have had, and may continue to have, a material adverse effect on our business, results of operations and financial condition.

The global financial crisis and economic downturn that unfolded in 2008 and continued in 2009 have adversely affected economies and businesses around the world, including those in China. In an economic downturn characterized by higher unemployment, lower corporate earnings, lower business investment and lower consumer spending, the demand for advertising services may be materially and adversely affected. In the past, advertising clients have responded to weakening economic conditions with reductions to their advertising budgets, which include discretionary components that are easier to reduce in the short term than other operating expenses. This pattern may recur in the future. Furthermore, any recovery of the advertising industry could lag that of the economy generally.

As a response to weakening economic conditions, some of our advertising clients reduced their advertising budgets and downsized or cancelled their advertising campaigns in 2008 and 2009, which has had a material adverse effect on the demand for our advertising services and, in turn, our business and results of operations. In addition, to the extent some of our advertising clients experience financial difficulties as a result of the changes in economic conditions, we may suffer reduced revenues and write-offs of accounts receivable, among others. If the current economic downturn continues, our business, results of operations and financial condition could continue to be materially and adversely affected.

We operate in the advertising industry in China, which is sensitive to and affected by changes in economic conditions and advertising trends.

Demand for advertising time and the resulting advertising spending by our clients are sensitive to and affected by changes in general economic conditions. Advertisers may reduce their advertising spending for a number of reasons, including:

•	a general decline in economic conditions;

•	a decline in the economic condition of industries where such advertisers operate;

•	a decline in economic conditions in the regions that our exclusive advertising agency television channels primarily cover;

•	their decision to shift advertising expenditures from television to other media; and

•	a general decline in advertising spending in China.

A decrease in advertising spending by advertisers would reduce the demand for our services and the advertising time on our exclusive agency television channels and could materially impair our ability to generate revenues from our advertising business, which would have a material adverse effect on our results of operations and financial condition.

We do not have exclusive or long-term agreements with our advertising clients and we may lose their engagement if they are not satisfied with our services or for other reasons.

As is customary in the advertising industry in China, we do not have exclusive or long-term agreements with our advertising clients, who typically engage us on an annual or campaign-by-campaign basis. As a result, we must rely on high-quality services, industry reputation, media relationships and favorable pricing to attract and retain advertising clients. We seek to serve as an effective link between television channels and advertising clients and bring value to both. There is no assurance, however, that we will be able to maintain our relationships with current and future clients. Our advertising clients may elect to terminate their relationships with us if they are not satisfied with our services. In addition, companies conduct competitive reviews of their advertising and marketing services plans from time to time, typically on an annual basis. We lost clients accounts in the past and may lose client accounts in the future as a result of these annual reviews. If a substantial number of our advertising clients choose not to continue to purchase advertising services from us, we would be unable to generate sufficient revenues and cash flows to operate our business, and our results of operations and financial condition would be materially and adversely affected. Further, in recent years, an increasing number of advertisers have sought to consolidate their media service activities with a smaller number of advertising agencies to increase the efficiency of their advertising spending and to reduce costs. This trend may result in a decrease or slowed growth in the number of our advertising client accounts, and could have a negative impact on our market position and materially and adversely affect our business, results of operations, financial condition and prospects.

We depend substantially on the continuing efforts of our senior executives and key personnel, and our business and prospects may be severely disrupted if we lose their services.

Our future success depends on the continued services of the key members of our management team, in particular, the continued service of Mr. He Dang, our founder, chairman and chief executive officer. We rely on his experience in our business operations, as well as his business vision, management skills and working relationships with our employees, clients, television channels, particularly CCTV, and other media. We also rely on the continued service of the chief executive officer of our advertising agency business, Mr. Lee C.H. Li, who brings us substantial experience with respect to the advertising and media industry, including experience in both domestic advertising agencies and international 4A advertising agencies.

In addition, our ability to attract and retain key personnel, in particular, senior management and key personnel in creative design and production, media consultancy and management, sales and marketing, is a critical aspect of our competitiveness. Competition for these individuals could require us to offer higher compensation and other benefits in order to attract and retain them, which would increase our operating expenses and, in turn, could materially and adversely affect our results of operations and financial condition. We may be unable to attract or retain the personnel required to achieve our business objectives, and failure to do so could severely disrupt our business and prospects. The loss of any of our key employees could adversely affect our business or adversely impact the perception of us by our advertising clients, media and investors. Our business may also be severely disrupted as our senior executives may have to divert their attention to recruiting replacements for key personnel.

We do not maintain key-person insurance for members of our management team. If we lose the services of any senior management, we may not be able to locate suitable or qualified replacements, and may incur additional expenses to recruit and train new personnel, which could severely disrupt our business and prospects. Further, if any of our executive officers joins a competitor or forms a competing company, we may lose a significant number of our advertising clients, which could have a material adverse effect on our business and revenues. Although each of our executive officers has entered into an agreement with us that contains confidentiality and non-competition undertakings regarding their employment, disputes may arise between our executive officers and us, and, in light of uncertainties associated with the PRC legal system, these agreements may not be enforced in accordance with their terms.

Our joint venture with Aegis Media may not be successful and may not produce its intended benefits.

In January 2010, we formed a joint venture with international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. Our joint venture is subject to various risks and may not be successful. We have no prior experience in operating such a joint venture, which is governed by a series of contractual arrangements that have not yet been tested in practice. If we are unable to address, in a timely and effective manner, operational, legal, cultural and other material differences that may arise between us and Aegis Media, or any other changes in the relationships between us and Aegis Media, the business of the joint venture could be significantly disrupted. Furthermore, until July 1, 2010, Aegis Media has an option to require us to repurchase all or a portion of the ordinary shares held by Aegis Media if we are in breach of our obligations under our joint venture as a result of our failure to procure entry by specified clients into agreements with the joint venture by April 30, 2010 or the failure of such agreements to meet specified revenue targets. On April 16, 2010, we received a written acknowledgement from Aegis Media that we have fully satisfied our obligations to procure entry by specified clients into agreements with the joint venture and that such agreements have met specified revenue targets.

In addition, we may not be able to realize intended benefits from the joint venture, including potential synergies from our alliance with Aegis Media, as a result of numerous factors, some of which are beyond our control. These factors include, among other things:

•	unforeseen contingent risks or latent liabilities relating to the existing operations of Beijing Vizeum that may not become apparent until in the future;

•	increase in competition in the PRC advertising industry;

•	changes in advertising clients’ demand for, and perception of, our services;

•	diversion of financial or management resources from our existing businesses; and

•	potential loss of our control over the joint venture beginning in 2016 as a result of the right of Aegis Media to acquire from us a controlling interest.

If our joint venture with Aegis Media is not successful or does not produce its intended benefits, our business, results of operations, financial condition and prospects could be materially and adversely affected.

Acquisition is expected to be a part of our growth strategy, and could expose us to significant business risks.

To grow our business, we may pursue acquisition opportunities that are complementary to our business. However, we may not be able to identify and secure suitable acquisition opportunities. Our ability to consummate and integrate effectively any future acquisitions on terms that are favorable to us may be limited by the number of factors, such as the number of attractive acquisition targets, internal demands on resources and, to the extent necessary, our ability to obtain financing on satisfactory terms for larger acquisitions, as well as our ability to obtain necessary shareholder or governmental approvals.

Moreover, even if an acquisition candidate is identified, we may fail to enter into an acquisition or purchase agreement on commercially acceptable terms or at all due to the lack of cooperation from counterparties or for other reasons. The negotiation and completion of potential acquisitions, whether or not ultimately consummated, could also require significant diversion of management’s time and resources and lead to potential disruption of our existing business. Further, the expected synergies from future acquisitions may not actually materialize. In addition, future acquisitions could result in the incurrence of additional indebtedness, costs and contingent liabilities and may also expose us to potential risks, including risks associated with:

•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	ability to generate sufficient revenues to recover costs and expenses of the acquisitions; and

•	potential loss of, or harm to, relationships with employees or clients.

Any of the above risks could significantly impair our ability to manage our business and materially and adversely affect our business, results of operations and financial condition.

We receive a significant portion of our revenues from a few large clients, and the loss of one or more of these clients could materially and adversely impact our business, results of operations and financial condition.

We derive a significant portion of our revenues from a limited number of large advertising clients. For example, our ten largest advertising clients accounted for approximately 42.3%, 30.7% and 26.8% of our total revenues in 2007, 2008 and 2009, respectively. Our clients generally are able to reduce advertising and marketing spending or cancel an advertising campaign at any time for any reason. It is possible that our clients could reduce their advertising spending in a given period in comparison with historical patterns, and they could reduce their advertising spending for future periods. A significant reduction in advertising and marketing spending by our large clients, or the loss of one or more of our large clients, to the extent the loss in our revenues resulting from the loss of these clients is not replaced by new client accounts or increased business from existing clients, would lead to a substantial decline in our revenues, which could have a material adverse effect on our business, results of operations and financial condition.

Any dispute with television stations or other media companies could disrupt our business and materially and adversely affect our results of operations and financial condition.

We have no control over the television stations or other media companies on whose networks we place advertisements on behalf of our advertisers. Our agreements with SMG and with Tianjin Television Station governing our exclusive agency arrangements with Shanghai Dragon Television and Tianjin Satellite Television, respectively, allow us to provide input on the programming of these two television channels. However, these television channels retain the ultimate control over their programming. Disputes may arise between us and these television channels or other media companies from which we secure advertising time or other advertising rights relating to programming or other aspects of our business relationships with them. These disputes may not be resolved in our favor. These disputes may result in early termination, or suspension of the performance, of our exclusive advertising agency arrangements or other cooperation with the relevant television channels or other media companies. In some cases, we may have to rely on court proceedings to resolve the disputes between us and these television channels or other media companies. Any litigation will divert our resources and may result in judgment against us. If any dispute between us and these television channels or other media companies arises and is not properly resolved, our reputation could be harmed, our business operations could be disrupted and our results of operations and financial condition could be materially and adversely affected.

If we are unable to adapt to changing advertising trends and preferences of advertisers, television channels and viewers, we will not be able to compete effectively.

The market for television advertising requires us to continuously identify new advertising trends and the preferences of advertisers, television channels and viewers, which may require us to develop new features and enhancements for our services. Our consultants follow the television advertising market and new trends or developments with respect to or affecting television channels. We also conduct in-depth market research to analyze the effectiveness of the marketing and advertising campaigns of our advertising clients and to project the trends of the television advertising market in the near future. We may incur development and acquisition costs or to hire new managers or other personnel in order to keep pace with new market trends, but we may not have the financial and other resources necessary to fund and implement these development or acquisition projects or to hire suitable personnel. Further, we may fail to respond to changing market preferences in a timely fashion. If we cannot succeed in developing and introducing new services on a timely and cost-effective basis, the demand for our advertising services may decrease and we may not be able to compete effectively or attract advertising clients, which would have a material adverse effect on our business and prospects.

Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period in the future.

Advertising spending fluctuates during each year due to seasonal factors. For example, advertising spending in China generally tends to increase during the fourth quarter of each year. Our quarterly operating results are difficult to predict and may fluctuate significantly from period to period based on the seasonality of consumer spending, television programs and advertising trends in China or other factors. Factors that are likely to cause our operating results to fluctuate include:

•	our ability to maintain and increase sales to existing advertising clients, attract new advertising clients and satisfy our clients’ demands;

•	our ability to maintain and renew existing exclusive and non-exclusive agency television arrangements or enter into new arrangements with television channels;

•	the frequency of our clients’ engagement of our services;

•	programming of television channels and the occurrence of special events that are attractive to advertisers;

•	the agency fees we charge for our agency business and the price we charge for advertising time that we have the exclusive right to sell;

•	changes in our pricing strategies, or the pricing strategies of television channels or our competitors;

•	effects of strategic alliances, potential acquisitions and other business combinations, and our ability to successfully and timely integrate them into our business;

•	changes in government regulation of the television and advertising industries; and

•	economic and geopolitical conditions in China and elsewhere.

Many of the factors discussed above are beyond our control, making it difficult to predict our quarterly results, which could cause the trading price of our ADSs to decline below investor expectations. You should not rely on our operating results for any prior period as an indication of our future results. If our revenues for a particular quarter are lower than we expect, we may be unable to reduce our operating expenses for that quarter by a corresponding amount, which would harm our operating results for that quarter relative to our operating results from other quarters.

Failure to manage our growth could strain our management, operational and other resources, which could materially and adversely affect our business and prospects.

We have entered into agreements to secure all of the advertising time as well as other advertising rights on Shanghai Dragon Television and Tianjin Satellite Television. As part of our expansion plan, we intend to significantly expand our media investment management business by entering into exclusive and non-exclusive agency arrangements with additional television channels in the future. The growth of our business will result in substantial demands on our management, operational and other resources. In particular, the management of our growth will require, among other things:

•	our ability to synergize the strengths of our company and the television channels to enhance the attractiveness of the programming;

•	our ability to attract more advertisers to the televisions and to increase advertising sales;

•	continued constructive relationships with the television channels;

•	our ability to develop and improve our existing administrative and operational systems;

•	stringent cost controls and sufficient working capital;

•	strengthening of financial and management controls; and

•	hiring, training and retaining our personnel.

As we execute this growth strategy, we may incur substantial costs and expend substantial resources. We may not be able to manage our current or future operations effectively and efficiently or compete effectively in new markets that we may enter. If we are not able to manage our growth successfully, our business and prospects would be materially and adversely affected.

We may need additional capital and we may not be able to obtain it at acceptable terms or at all, which could adversely affect our liquidity and financial condition.

We believe that our current cash and cash equivalents, cash flow from operations and the net proceeds from this offering will be sufficient to meet our anticipated cash needs for capital expenditures for the foreseeable future. We may, however, require additional cash due to changed business conditions or other future developments. If these sources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities or convertible debt securities could result in dilution to our shareholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations and liquidity.

Our ability to obtain additional capital on acceptable terms is subject to a variety of uncertainties, including:

•	investors’ perception of, and demand for, securities of advertising agencies;

•	conditions of the U.S. and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	PRC governmental regulation of the television or advertising industries in China;

•	economic, political and other conditions in China; and

•	PRC governmental policies relating to foreign currency borrowings.

We cannot assure you that financing will be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds that are necessary for our operations on terms favorable to us could have a material adverse effect on our liquidity and financial condition. Without additional capital, we may not be able to:

•	further develop or enhance our services;

•	expand operations through exclusive and non-exclusive agency arrangements with additional television channels;

•	hire, train and retain employees;

•	market our services; or

•	respond to competitive pressures or unanticipated capital requirements.

Our failure to protect our intellectual property rights could have a negative impact on our business.

We believe our brand, trade names, trademarks and other intellectual property are critical to our success. The success of our business depends substantially upon our continued ability to use our brand, trade names and trademarks to increase brand awareness and to further develop our brand. The unauthorized reproduction of our trade names or trademarks could diminish the value of our brand and its market acceptance, competitive advantages or goodwill. In addition, our proprietary information, which has not been patented or otherwise registered as our property, is a component of our competitive advantage and our growth strategy.

Monitoring and preventing the unauthorized use of our intellectual property is difficult. The measures we take to protect our brand, trade names, trademarks and other intellectual property rights may not be adequate to prevent their unauthorized use by third parties. In addition, the application of laws governing intellectual property rights in China and abroad is uncertain and evolving, and could involve substantial risks to us. To our knowledge, the relevant authorities in China historically have not protected intellectual property rights to the same extent as the United States. If we are unable to adequately protect our brand, trade names, trademarks and other intellectual property rights, we may lose these rights and our business may suffer materially. Further, unauthorized use of our brand, trade names or trademarks could cause brand confusion among advertisers and harm our reputation as a provider of high quality and comprehensive advertising services. If our brand recognition decreases, we may lose advertisers and fail in our expansion strategies, and our business, results of operations, financial condition and prospects could be materially and adversely affected.

We may be, or may be joined as, a defendant in litigation brought against our clients by third parties, our clients’ competitors, governmental or regulatory authorities or consumers, which could result in judgments against us and materially disrupt our business.

From time to time, we may be, or may be joined as, a defendant in litigation brought against our clients by third parties, our clients’ competitors, governmental or regulatory authorities or consumers. These actions could involve claims alleging, among other things, that:

•	advertising claims made with respect to our clients’ products or services are false, deceptive or misleading;

•	our clients’ products are defective or injurious and may be harmful to others; or

•	marketing, communications or advertising materials created for our clients infringe on the proprietary rights of third parties.

The damages, costs, expenses and attorneys’ fees arising from any of these claims could have an adverse effect on our business, results of operations, financial condition and prospects to the extent that we are not adequately indemnified by our clients. In any case, our reputation may be negatively affected by these allegations.

We rely on computer software and hardware systems in our operations, the failure of which could adversely affect our business, results of operations and financial condition.

We are dependent upon our computer software and hardware systems in designing our advertisements and keeping important operational and market information. In addition, we rely on our computer hardware for the storage, delivery and transmission of data. Any system failure that causes interruptions to the input, retrieval and transmission of data or increase in the service time could disrupt our normal operations. Although we have a disaster recovery plan that is designed to address the failures of our computer software and hardware systems, we may not be able to effectively carry out this disaster recovery plan or restore our operations within a sufficiently short time frame to avoid business disruptions. Any failure in our computer software or hardware systems could decrease our revenues and harm our relationships with advertisers, television channels and other media companies, which in turn could have a material adverse effect on our business, results of operations and financial condition.

We do not maintain business liability or disruption, litigation or property insurance, and any business liability or disruption, litigation or property damage we experience might result in substantial costs to us and the diversion of our resources.

The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business disruption, business liability or similar business insurance products. We have determined that the risks of disruption or liability from our business, the loss or damage to our property, including our facilities, equipment and office furniture, the cost of obtaining insurance coverage for these risks and the difficulties associated with obtaining such insurance on commercially reasonable terms make it impractical for us to have such insurance. As a result, we do not have any business liability, disruption, litigation or property insurance coverage for our operations in China. Any occurrence of an uninsured loss or damage to property, or litigation or business disruption may result in substantial costs to us and the diversion of our resources, which could have an adverse effect on our operating results.

We may become a passive foreign investment company, which could result in adverse United States federal income tax consequences to U.S. investors.

Based upon the past and projected composition of our income and valuation of our assets, including any goodwill, we do not believe we were a passive foreign investment company, or PFIC, for our taxable year ended December 31, 2009 and we do not expect to become one in the future, although there can be no assurance in this regard. If, however, we were a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, our U.S. investors will become subject to increased tax liabilities under United States federal income tax laws and regulations and will become subject to burdensome reporting requirements. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (i) 75% or more of our gross income in a taxable year is passive income, or (ii) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%. The calculation of the value of our assets will be based, in part, on the then market value of our ADSs, which is subject to change. We cannot assure you that we were not a PFIC for 2009 or that we will not be a PFIC for any future taxable year. As the determination of PFIC status requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, this determination, although ultimately legal in nature, is beyond the scope of legal counsel’s role and, accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status.

If we fail to establish and maintain effective internal control over financial reporting, we may not be able to accurately and timely report our financial results or prevent fraud and, as a result, investor confidence and the trading price of our ADSs may be adversely impacted.

Upon the completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act, or Section 404, will require that we include a management assessment of, and an attestation by our independent registered public accounting firm to, the effectiveness of our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending December 31, 2011. During the assessment process that we will undertake for compliance with Section 404, we may identify material weaknesses or other deficiencies in our internal control over financial reporting that we may not be able to remediate in time to meet the deadline imposed by Section 404, and our management may conclude that our internal control over financial reporting is not effective. In addition, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may determine that our internal control over financial reporting is not effective or it may decline to attest to the effectiveness of our internal control over financial reporting. Our failure to establish and maintain effective internal control over financial reporting could increase the risk of material misstatements in our financial statements and cause failure to meet our financial and other reporting obligations, which would likely cause investors to lose confidence in our reported financial information and lead to a significant decline in the trading price of our ADSs.

We are subject to risks relating to the nature of China’s advertising industry, including frequent and sudden changes in advertising proposals.

The nature of the advertising business in China is such that sudden changes in advertising proposals and actual advertisements are frequent. In China, television stations remain responsible for the content of advertisements, and as a result, television stations may reject or recommend changes to the content of advertisements. We strive to minimize problems related to work for clients by encouraging the conclusion of basic written agreements, but we are exposed to the risk of unforeseen incidents or disputes with advertising clients. In addition, similar to other companies in our industry in the PRC where relationships between advertising clients within a particular industry and advertising companies are not typically exclusive, we are currently acting for multiple clients within a single industry in a number of industries. If this practice in China were to change in favor of exclusive relationships and if our efforts to respond to this change were ineffective, our business, results of operations and financial condition could be materially and adversely affected.

China regulates media content extensively and we may be subject to government actions based on the advertising content we design for advertising clients or services we provide to them.

PRC advertising laws and regulations require advertisers, advertising operators and advertising distributors, including businesses such as ours, to ensure that the content of the advertisements they prepare or distribute is fair and accurate and is in full compliance with applicable laws, rules and regulations. Violation of these laws, rules or regulations may result in penalties, including fines, confiscation of advertising fees, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving serious violations, the PRC government may revoke a violator’s license for advertising business operations.

Our business includes assisting advertising client in designing and producing advertisements, as well as executing their advertising campaign. We act as agent for our clients in dealings with television channels, such as CCTV, or other media on whose platform our clients want to display their advertisements. Under our agreements with television stations, such as CCTV, we are typically responsible for the compliance with applicable laws, rules and regulations with respect to advertising content that we provide to the media. In addition, some of our advertising clients provide completed advertisements for us to display on the television channels. Although these advertisements are subject to internal review and verification of these media, their content may not fully comply with applicable laws, rules and regulations. Further, for advertising content related to special types of products and services, such as alcohol, cosmetics, pharmaceuticals and medical procedures, we are required to confirm that our clients have obtained requisite government approvals, including operating qualifications, proof of quality inspection of the advertised products and services, government pre-approval of the content of the advertisement and filings with the local authorities. We endeavor to comply with such requirements, including by requesting relevant documents from the advertising clients and employing qualified advertising inspectors who are trained to review advertising content for compliance with applicable PRC laws, rules and regulations. However, we cannot assure you that violations or alleged violations of the content requirements will not occur with respect to our operations. If the relevant PRC governmental agencies determine the content of the advertisements that we represent violated any applicable laws, rules or regulations, we could be subject to penalties. Although our agreements with our clients normally require them to warrant the fairness, accuracy and compliance with relevant laws and regulations of their advertising content and agree to indemnify us for violations of these warranties, these contractual remedies may not cover all of our losses resulting from governmental penalties. Violations or alleged violations of the content requirements could also harm our reputation and impair our ability to conduct and expand our business.

Risks Relating to Our Corporate Structure

If the PRC government determines that the agreements that establish the structure for operating our China business otherwise do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties.

The PRC government requires any foreign entities that invest in the advertising services industry to have at least two years of direct operations in the advertising industry outside of China. We have not directly operated any advertising business outside of China and therefore, we currently do not qualify under PRC regulations to directly provide advertising services. We are a Cayman Islands company and a foreign legal person under PRC laws. Accordingly, our subsidiary, Nanning Jetlong Technology Co., Ltd., or Nanning Jetlong, is currently ineligible to apply for the required licenses for providing advertising services in China. Our advertising business is currently provided through our contractual arrangements with our affiliated consolidated entities in China. Each of the affiliated consolidated entities is currently owned by individual shareholders, who are PRC citizens, and holds the requisite licenses to provide advertising services in China. Their shareholders are set forth in “Our Corporate Structure.” Our affiliated consolidated entities directly operate our advertising services in China, purchase advertising time from television channels and sell advertising time to advertisers. We have been and are expected to continue to be dependent on affiliated consolidated entities to operate our advertising service business. We do not have any equity interest in any of the affiliated consolidated entities but substantially control their operations and receive the economic benefits and bears economic risks of them through a series of contractual arrangements. For more information regarding these contractual arrangements, see “Our Corporate Structure.”

There are uncertainties regarding the interpretation and application of current and future PRC laws, rules and regulations, including but not limited to the laws, rules and regulations governing the validity and enforcement of our contractual arrangements with the affiliated consolidated entities. We have also been advised by our PRC counsel that the structure for operating our business in China (including our corporate structure and contractual arrangements with the affiliated consolidated entities) complies, and after the completion of this offering will continue to comply, with all applicable existing PRC laws, rules and regulations, and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations. However, we cannot assure you that the PRC regulatory authorities will not adopt any new regulation to restrict or prohibit foreign investment in advertising business through contractual arrangement in the future, or will not determine that our corporate structure and contractual arrangements violate PRC laws, rules or regulations.

If we, any of the affiliated consolidated entities or any of their current or future subsidiaries are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including:

•	revoking the business licenses of such entities;

•	discontinuing or restricting the conduct of any transactions among our PRC subsidiary and affiliated consolidated entities;

•	imposing fines, confiscating the income of the affiliated consolidated entities or our income, or imposing other requirements with which we or our PRC subsidiary and affiliated consolidated entities may not be able to comply;

•	requiring us or our PRC subsidiary and affiliated consolidated entities to restructure our ownership structure or operations; or

•	restricting or prohibiting our use of the proceeds of this offering to finance our business and operations in China.

The imposition of any of these penalties could preclude us from operating our business, which would have a material adverse effect on our financial condition and results of operations.

We rely on contractual arrangements with our affiliated consolidated entities in China, and their shareholders, for our business operations, which may not be as effective in providing operational control or enabling us to derive economic benefits as through ownership of controlling equity interest.

We rely on and expect to continue to rely on contractual arrangements with our affiliated consolidated entities in China and their respective shareholders to operate our advertising services business. These contractual arrangements may not be as effective in providing us with control over the affiliated consolidated entities as ownership of controlling equity interests would be in providing us with control over, or enabling us to derive economic benefits from the operations of, the affiliated consolidated entities. If we had direct ownership of the affiliated consolidated entities, we would be able to exercise our rights as a shareholder to (i) effect changes in the board of directors of those entities, which in turn could effect changes, subject to any applicable fiduciary obligations, at the management level, and (ii) derive economic benefits from the operations of the affiliated consolidated entities by causing them to declare and pay dividends. However, under the current contractual arrangements, as a legal matter, if any of the affiliated consolidated entities or any of their shareholders fails to perform its, his or her respective obligations under these contractual arrangements, we may have to incur substantial costs and resources to enforce such arrangements, and rely on legal remedies available under PRC laws, including seeking specific performance or injunctive relief, and claiming damages, which we cannot assure you will be effective. For example, if shareholders of an affiliated consolidated entity were to refuse to transfer their equity interests in such affiliated consolidated entity to us or our designated persons when we exercise the purchase option pursuant to these contractual arrangements, we may have to take a legal action to compel them to fulfill their contractual obligations.

If (i) the applicable PRC authorities invalidate these contractual arrangements for violation of PRC laws, rules and regulations, (ii) any affiliated consolidated entity or its shareholders terminate the contractual arrangements or (iii) any affiliated consolidated entity or its shareholders fail to perform their obligations under these contractual arrangements, our business operations in China would be materially and adversely affected, and the value of your ADSs would substantially decrease. Further, if we fail to renew these contractual arrangements upon their expiration, we would not be able to continue our business operations unless the then current PRC law allows us to directly operate advertising businesses in China.

In addition, if any affiliate consolidated entity or all or part of its assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of our business activities, which could materially and adversely affect our business, financial condition and results of operations. If any of the affiliated consolidated entities undergoes a voluntary or involuntary liquidation proceeding, its shareholders or unrelated third-party creditors may claim rights to some or all of these assets, thereby hindering our ability to operate our business, which could materially and adversely affect our business, our ability to generate revenues and the market price of your ADSs.

All of these contractual arrangements are governed by PRC law and provide for the resolution of disputes through arbitration in the PRC. The legal environment in the PRC is not as developed as in some other jurisdictions, such as the United States. As a result, uncertainties in the PRC legal system could limit our ability to enforce these contractual arrangements. In the event we are unable to enforce these contractual arrangements, we may not be able to exert effective control over our operating entities and we may be precluded from operating our business, which would have a material adverse effect on our financial condition and results of operations.

Aegis Media may have potential conflicts of interest with us and our joint venture.

The interests of Aegis Media may conflict with the interests of our company and our joint venture. When conflicts of interest arise, Aegis Media may not act in the best interests of our company or the joint venture and a conflict of interest may not be resolved in favor of us or the joint venture. As one of the world’s leading marketing communications groups, Aegis Media is an international provider of advertising services, including those provided by its other operations in China, which may directly or indirectly compete with us or the joint venture. Although, in connection with the formation of the joint venture, Aegis Media has agreed to restrictions on the solicitation of clients and employees of ours or the joint venture, these restrictions may not be sufficient or effective to prevent Aegis Media from competing against us or the joint venture, and we and Aegis Media may disagree as to whether particular business opportunities belong to us, the joint venture or Aegis Media. In addition, Aegis Media may breach these restrictions. If we cannot resolve any conflicts of interest or disputes between Aegis Media and us or the joint venture, we would have to rely on legal proceedings, the outcome of which is uncertain and, as a result, our business may be disrupted and our results of operations, financial condition and prospects could be materially and adversely affected.

The nominee shareholders of the affiliated consolidated entities may have potential conflicts of interest with us.

Mr. He Dang and Ms. Qingmei Bai, the nominee shareholders of the affiliated consolidated entities, are the legal shareholders of those entities. Their interests as shareholders of the affiliated consolidated entities and the interests of our company may conflict. We cannot assure you that when conflicts of interest arise, any or all of these individuals will act in the best interests of our company or that any conflict of interest will be resolved in our favor. In addition, these individuals may breach or cause the affiliated consolidated entities that they beneficially own to breach or refuse to renew the existing contractual arrangements, which will have a material adverse effect on our ability to effectively control the affiliated consolidated entities and receive economic benefits from them. If we cannot resolve any conflicts of interest or disputes between us and any of the shareholders of the affiliated consolidated entities, we would have to rely on legal proceedings, the outcome of which is uncertain and which could be disruptive to our business.

The contractual arrangements with the affiliated consolidated entities may be subject to scrutiny by the PRC tax authorities and may result in a finding that we owe additional taxes or are ineligible for tax exemption, or both, which could substantially increase our taxes owed and thereby reduce our net income.

Under applicable PRC laws, rules and regulations, arrangements and transactions among related parties may be subject to audits or challenges by the PRC tax authorities. We are not able to determine whether any of our transactions with our affiliated consolidated entities and their respective shareholders will be regarded by the PRC tax authorities as arm’s length transactions because, based on our knowledge, the PRC tax authorities have not issued a ruling or interpretation on how to determine an arm’s length transaction in this context. The relevant tax authorities may determine that our contractual relationships with our affiliated consolidated entities and their respective shareholders were not entered into on an arm’s length basis. If any of the transactions we have entered into among our wholly owned subsidiary in China and any of the affiliated consolidated entities and their respective shareholders are determined by the PRC tax authorities not to be on an arm’s length basis, or are found to result in an impermissible reduction in taxes under applicable PRC laws, rules and regulations, the PRC tax authorities may adjust the profits and losses of such affiliated consolidated entity and assess more taxes on it. In addition, the PRC tax authorities may impose late payment fees and other penalties to such affiliated consolidated entity for under-paid taxes. Our results of operations may be adversely and materially affected if the tax liabilities of any of the affiliated consolidated entities increase or if it is found to be subject to late payment fees or other penalties.

We may rely on dividends and other distributions on equity paid by our wholly owned subsidiary to fund any cash and financing requirements we may have, and any limitation on the ability of our subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.

We are a holding company, and we may rely on dividends and other distributions on equity paid by Nanning Jetlong, our subsidiary in China, for our cash requirements, including the funds necessary to service any debt we may incur. If Nanning Jetlong incurs debt on its own behalf in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require us to adjust our taxable income under the contractual arrangements Nanning Jetlong currently has in place with the affiliated consolidated entities in a manner that would materially and adversely affect the ability of Nanning Jetlong to pay dividends and other distributions to us. Further, relevant PRC laws, rules and regulations permit payments of dividends by Nanning Jetlong only out of its retained earnings, if any, determined in accordance with accounting standards and regulations of China. Under PRC laws, rules and regulations, Nanning Jetlong is also required to set aside a portion of its net income each year to fund specific reserve funds. In addition, the statutory general reserve fund requires annual appropriations of 10% of after-tax income to be set aside prior to payment of dividends until the cumulative fund reaches 50% of the registered capital. As a result of these PRC laws, rules and regulations, Nanning Jetlong is restricted from transferring a portion of its net assets to us whether in the form of dividends, loans or advances. Any limitation on the ability of our subsidiary to pay dividends to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

Risks Relating to Doing Business in China

Adverse changes in political and economic policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could reduce the demand for our services and materially and adversely affect our competitive position.

Since substantially all of our business operations are conducted in China, our business, financial condition, results of operations and prospects are affected significantly by economic, political and legal developments in China. The Chinese economy differs from the economies of most developed countries in many respects, including:

•	the degree of government involvement;

•	the level of development;

•	the growth rate;

•	the control of foreign exchange;

•	access to financing; and

•	the allocation of resources.

While the Chinese economy has grown significantly in the past three decades, the growth has been uneven, both geographically and among various sectors of the economy. The PRC government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall Chinese economy, but may also have a negative effect on our operations. For example, our results of operations and financial condition may be materially and adversely affected by government control over capital investments or changes in tax regulations that are applicable to us.

The Chinese economy has been transitioning from a planned economy to a more market-oriented economy. Although the PRC government has in recent years implemented measures emphasizing the utilization of market forces for economic reform, the reduction of state ownership of productive assets and the establishment of sound corporate governance in business enterprises, a substantial portion of the productive assets in China is still owned by the PRC government. The continued control of these assets and other aspects of the national economy by the PRC government could materially and adversely affect our business. The PRC government also exercises significant control over China’s economic growth through the allocation of resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. In light of the global financial crisis and economic downturn, which also have a significant adverse impact on the Chinese economy beginning in September 2008, the PRC government began taking a series of measures to stimulate the Chinese economy. We cannot assure you that these measures will be effective. In addition, other economic measures, as well as future actions and policies of the PRC government, could also materially affect our liquidity and access to capital and our ability to operate our business. Substantially all of our assets are located in China and substantially all of our revenues are derived from our operations in China. Accordingly, our business, financial condition, results of operations and prospects are subject, to a significant extent, to economic, political and legal developments in China.

Uncertainties with respect to the PRC legal system could limit the protections available to you and us.

The PRC legal system is a civil law system based on written statutes. Unlike in the common law system, prior court decisions may be cited for reference but have limited precedential value. Since 1979, PRC legislation and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. We conduct all of our business through our subsidiary and affiliated consolidated entities established in China. However, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to us. For example, we may have to resort to administrative and court proceedings to enforce the legal protection that we enjoy either by law or contract.

However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, it may be more difficult to evaluate the outcome of Chinese administrative and court proceedings and the level of legal protection we enjoy in China than in more developed legal systems. These uncertainties may impede our ability to enforce the contracts we have entered into with our business partners, customers and suppliers. In addition, such uncertainties, including the inability to enforce our contracts, could materially and adversely affect our business and operations. Furthermore, intellectual property rights and confidentiality protections in China may not be as effective as in the United States or other countries. Accordingly, we cannot predict the effect of future developments in the PRC legal system, including the promulgation of new laws, changes to existing laws or the interpretation or enforcement thereof, or the preemption of local regulations by national laws. These uncertainties could limit the legal protections available to us and other foreign investors, including you. In addition, any litigation in China may be protracted and result in substantial costs and diversion of our resources and management attention.

The effectiveness of the share pledges in our equity pledge agreements with our affiliated consolidated entities in China and their nominee shareholders is uncertain under the PRC Property Rights Law.

Under the equity pledge agreements among Nanning Jetlong, our affiliated consolidated entities in China and their respective shareholders, these shareholders have pledged all of their equity interests in the affiliated consolidated entities to Nanning Jetlong to secure the performance of the obligations by each affiliated consolidated entity and its shareholders under the contractual arrangements. According to the PRC Property Rights Law, which became effective as of October 1, 2007, a share pledge is not effective without being registered with the relevant local industry and commerce bureau. We have successfully registered those equity pledges with relevant local industry and commerce bureaus, except for the share pledges of Shanghai Haobangyang Advertising Co., Ltd. and Hubei Haobangyang Advertising Co., Ltd. Our share pledges may be deemed ineffective before they are registered under the PRC Property Rights Law, and we may not be able to successfully enforce the share pledges, if prior to such registration, the affiliated consolidated entities and their shareholders breach their respective obligations under the contractual arrangements that established our operations in China.

PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering to make loans or additional capital contributions to our PRC subsidiary.

In utilizing the proceeds from this offering, as an offshore holding company of our PRC subsidiary, we may make loans to our PRC subsidiary and affiliated consolidated entities, or we may make additional capital contributions to our PRC subsidiary. Any loans to our subsidiary or affiliated consolidated entities in China are subject to PRC regulations and approvals. For example:

•	loans by us to Nanning Jetlong cannot exceed statutory limits and must be registered with the PRC State Administration of Foreign Exchange, or SAFE, or its local branch; and

•	loans by us to domestic PRC enterprises, including our affiliated consolidated entities, must be approved by the relevant government authorities and must also be registered with the SAFE or its local branch.

We may also determine to finance Nanning Jetlong by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce, or the MOC, or its local counterpart. Because the affiliated consolidated entities are domestic PRC enterprises, we are not likely to finance their activities by means of capital contributions due to regulatory issues relating to foreign investment in domestic PRC enterprises, as well as the licensing and other regulatory issues. We cannot assure you that we can obtain the required government registrations or approvals on a timely basis, if at all, with respect to future loans or capital contributions by us to Nanning Jetlong or any of the affiliated consolidated entities. If we fail to receive such registrations or approvals, our ability to use the proceeds from this offering and to fund our operations in China would be negatively affected which would adversely and materially affect our liquidity and our ability to expand our business.

PRC regulations relating to offshore investment activities by PRC residents may increase our administrative burden and restrict our overseas and cross-border investment activity. If our shareholders fail to make any required applications and filings under such regulations, we may be unable to distribute profits and may become subject to liability under PRC laws.

The SAFE issued a public notice in October 2005, or the SAFE notice, requiring PRC residents to register with the local SAFE branch before establishing or controlling any company outside of China for the purpose of capital financing with assets or equities of PRC companies, referred to in the notice as an “offshore special purpose company.” PRC residents who are shareholders of offshore special purpose companies established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006. The SAFE notice further requires amendment to the registration in the event of any significant changes with respect to the offshore special purpose company, including an initial public offering by such company. Our shareholder who is a PRC citizen, Mr. He Dang, has registered with the local SAFE branch as required by the SAFE notice and has amended such registration to reflect recent developments of our company and our PRC subsidiary, particularly the establishment of the contractual arrangements between Nanning Jetlong and our affiliated consolidated entities in China. Our current and future beneficial owners who are PRC citizens will be required to register with local SAFE branches and to amend their registrations to reflect recent developments with respect to our company and our PRC subsidiary. The failure of our beneficial owner to amend his SAFE registrations in a timely fashion pursuant to the SAFE notice or the failure of future beneficial owners of our company who are PRC residents to comply with the registration procedures set forth in the SAFE notice may subject such beneficial owners to fines and legal sanctions and may also limit our ability to contribute additional capital to our PRC subsidiary, limit the ability of our PRC subsidiary to distribute dividends to our company or otherwise materially and adversely affect our business.

The approval of the China Securities Regulatory Commission, or the CSRC, may be required in connection with this offering. Any requirement to obtain prior CSRC approval could delay, or create uncertainties regarding, this offering, and our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

On August 8, 2006, six PRC regulatory agencies, including the CSRC, promulgated a regulation entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the SPV Regulation. The SPV Regulation provides that an offshore special purpose vehicle, or SPV, formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of the SPV’s securities on an overseas stock exchange. The applicability of the SPV Regulation with respect to CSRC approval is unclear. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC.

Our PRC counsel, Commerce & Finance Law Offices, has advised us that:

•	the CSRC approval requirement applies to SPVs that acquired equity interests in PRC companies through share exchanges and using cash and seek overseas listing; and

•	based on their understanding of the current PRC laws, rules and regulations, including the SPV Regulation, and the fact that our wholly owned PRC subsidiary was established by foreign direct investment, rather than through a merger or acquisition, prior to September 8, 2006, the effective date of the SPV Regulation, the SPV Regulation does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market.

However, if the CSRC subsequently determines that its prior approval is required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations, limit our operating privileges, delay or restrict sending the proceeds from this offering into China, or take other actions that could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs. The CSRC or other PRC regulatory agencies also may take actions requiring us, or making it advisable for us, to halt this offering before settlement and delivery of the ADSs offered hereby. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that such settlement and delivery may not occur.

We cannot predict when the CSRC may promulgate additional rules or other guidance, if at all. If implementing rules or guidance is issued prior to the completion of this offering and consequently we conclude that we are required to obtain CSRC approval, this offering will be delayed until we obtain CSRC approval, which may take several months or longer. Moreover, implementing rules or guidance, to the extent issued, may fail to resolve current ambiguities under the SPV Regulation. Uncertainties and/or negative publicity regarding the SPV Regulation could have a material adverse effect on the trading price of our ADSs.

The approval of the MOC may be required in connection with the establishment of our contractual arrangements with the affiliated consolidated entities. Our failure to obtain this approval, if required, could have a material adverse effect on our business, operating results, reputation and trading price of our ADSs.

The SPV Regulation also provides that an offshore SPV formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the MOC prior to the listing and trading of the SPV’s securities on an overseas stock exchange. The applicability of the SPV Regulation with respect to MOC approval is unclear.

Our PRC counsel, Commerce & Finance Law Offices, has advised us that MOC approval is not required in connection with:

•	the establishment of Nanning Jetlong, our wholly owned PRC subsidiary, because the equity interest in Nanning Jetlong was established by Jetlong Technology Limited, our wholly owned Marshall Islands subsidiary, prior to September 8, 2006, the effective date of the SPV Regulation; or

•	the contractual arrangements beginning in March 2008 entered into between Nanning Jetlong and our affiliated consolidated entities.

However, if the MOC subsequently determines that its prior approval was required for our contractual arrangements with the affiliated consolidated entities, we may face regulatory actions or other sanctions from the MOC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on us and the affiliated consolidated entities, limit our operations, delay or restrict sending the proceeds from this offering into China, or take other actions. These regulatory actions could have a material adverse effect on our business, financial condition, results of operations, reputation and prospects, as well as the trading price of our ADSs.

Governmental control of currency conversion may affect the value of your investment.

The PRC government imposes controls on the convertibility of the Renminbi into foreign currencies and, in certain cases, the remittance of currency out of China. We receive all our revenues in Renminbi. Under our current corporate structure, our income is primarily derived from dividend payments from our PRC subsidiary. Shortages in the availability of foreign currency may restrict the ability of our PRC subsidiary to remit sufficient foreign currency to pay dividends or other payments to us, or otherwise satisfy its foreign currency-denominated obligations. Under existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments and expenditures from trade related transactions, may be made in foreign currencies without prior approval from the SAFE by complying with certain procedural requirements. However, approval from the SAFE or its local branch is required where Renminbi is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also exercise its discretion to restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currency to satisfy our currency demands, we may not be able to pay dividends in foreign currencies to our shareholders, including holders of our ADSs.

Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations.

The exchange rates between the Renminbi and the U.S. dollar, Euro and other foreign currencies are affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the Renminbi to the U.S. dollar. Under the new policy, the Renminbi is permitted to fluctuate within a narrow and managed band against a basket of foreign currencies. This change in policy has resulted in a significant appreciation of the Renminbi against the U.S. dollar. There remains significant international pressure on the PRC government to adopt a more flexible currency policy, which could result in a further and more significant appreciation of the Renminbi against the U.S. dollar.

As we may rely on dividends and other fees paid to us by our subsidiary and affiliated consolidated entities in China, any significant revaluation of the Renminbi may materially and adversely affect our cash flows, revenues, earnings and financial position, and the value of, and any dividends payable on, our ADSs in U.S. dollars. To the extent that we need to convert U.S. dollars we received from our initial public offering into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount we would receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making payments for dividends on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, since our functional and reporting currency is the U.S. dollar while the functional currency of our subsidiary and affiliated consolidated entities in China is Renminbi, appreciation or depreciation in the value of the Renminbi relative to the U.S. dollar would have a positive or negative effect on our reported financial results, which may not reflect any underlying change in our business, results of operations or financial condition.

Dividends we receive from our subsidiary located in the PRC may be subject to PRC withholding tax.

The PRC Enterprise Income Tax Law, or the EIT Law, provides that a maximum income tax rate of 20% may be applicable to dividends payable to non-PRC investors that are “non-resident enterprises,” to the extent such dividends are derived from sources within the PRC, and the State Council of the PRC has reduced such rate to 10% through the implementation regulations. We are a Cayman Islands holding company and substantially all of our income may be derived from dividends we receive from our subsidiary located in the PRC. Thus, dividends paid to us by our subsidiary in China may be subject to the 10% income tax if we are considered as a “non-resident enterprise” under the EIT Law. If we are required under the EIT Law to pay income tax for any dividends we receive from our subsidiary in China, it would materially and adversely affect the amount of dividends, if any, we may pay to our shareholders and ADS holders.

We may be deemed a PRC resident enterprise under the EIT Law and be subject to the PRC taxation on our worldwide income.

The EIT Law also provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As a result, neither we nor our PRC counsel can be certain as to whether we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the EIT Law. If we are treated as a resident enterprise for PRC tax purposes, we will be subject to PRC tax on our worldwide income at the 25% uniform tax rate, which could have an impact on our effective tax rate and an adverse effect on our net income and results of operations, although dividends distributed from our PRC subsidiary to us could be exempt from Chinese dividend withholding tax, since such income is exempted under the EIT Law to a PRC resident recipient.

Dividends payable by us to our foreign investors and gain on the sale of our ADSs or ordinary shares may become subject to taxes under PRC tax laws.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. If we are required under the EIT Law to withhold PRC income tax on dividends payable to our non-PRC investors that are “non-resident enterprises,” or if you are required to pay PRC income tax on the transfer of our ordinary shares or ADSs, the value of your investment in our ordinary shares or ADSs may be materially and adversely affected.

We face risks related to natural disasters and health epidemics in China, which could have a material adverse effect on our business and results of operations.

Our business could be materially and adversely affected by natural disasters or the outbreak of health epidemics in China. For example, in May 2008, Sichuan Province suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. In particular, in assisting with emergency responses and disaster relief, broadcasting time, including advertisement broadcasting time, on many television channels was re-arranged during the period following the earthquake. As a result, we experienced disruptions of our advertising placement and loss of our advertising time purchased without being fully compensated. Our exclusive agency arrangements typically do not contain compensation clauses favorable to us in cases of natural disasters or other force majeures events. In addition, in the last decade, the PRC has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome. Since May 2009, outbreaks of H1N1 influenza, or swine flu, have been reported in Hong Kong and throughout China. Any future natural disasters or health epidemics in the PRC could have a material adverse effect on our business and results of operations.

The implementation of the PRC Labor Contract Law may significantly increase our operating expenses and adversely affect our business and results of operations.

On June 29, 2007, the PRC National People’s Congress enacted the Labor Contract Law, which became effective on January 1, 2008. The Labor Contract Law formalizes workers’ rights concerning overtime hours, pensions, layoffs, employment contracts and the role of trade unions and provides for specific standards and procedure for the termination of an employment contract. In addition, the Labor Contract Law requires the payment of a statutory severance pay upon the termination of an employment contract in most cases, including in cases of the expiration of a fixed-term employment contract. As there has been little guidance as to how the Labor Contract Law will be interpreted and enforced by the relevant PRC authorities, there remains substantial uncertainty as to its potential impact on our business and results of operations. The implementation of the Labor Contract Law may significantly increase our operating expenses, in particular our personnel expenses, as the continued success of our business depends significantly on our ability to attract and retain qualified personnel. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law may also limit our ability to effect these changes in a manner that we believe to be cost-effective or desirable, which could adversely affect our business and results of operations.

Risks Relating to This Offering

There has been no public market for our ordinary shares or ADSs prior to this offering, and you may not be able to resell our ADSs at or above the price you paid, or at all.

Prior to this initial public offering, there has been no public market for our ordinary shares or ADSs. Our ADSs have been approved for listing on the Nasdaq Global Market. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system. If an active trading market for our ADSs does not develop after this offering, the market price and liquidity of our ADSs will be materially and adversely affected.

The initial public offering price for our ADSs will be determined by negotiations between us and the underwriters and may bear no relationship to the market price for our ADSs after the initial public offering. An active trading market for our ADSs may not develop and the market price of our ADSs may decline below the initial public offering price.

The market price for our ADSs may be volatile which could result in a loss to you.

The market price for our ADSs is likely to be highly volatile and subject to wide fluctuations in response to factors, including the following:

•	announcements of competitive developments;

•	regulatory developments in China affecting us, our clients or our competitors;

•	announcements regarding litigation or administrative proceedings involving us;

•	actual or anticipated fluctuations in our quarterly operating results;

•	changes in financial estimates by securities research analysts;

•	changes in the economic performance or market valuations of other advertising companies;

•	addition or departure of our executive officers;

•	release or expiry of lock-up or other transfer restrictions on our outstanding ordinary shares or ADSs; and

•	sales or perceived sales of additional ordinary shares or ADSs.

In addition, the securities market has from time to time experienced significant price and volume fluctuations that are not related to the operating performance of particular companies. These market fluctuations may also have a material adverse effect on the market price of our ADSs.

Since the initial public offering price is substantially higher than our net tangible book value per share, you will incur immediate and substantial dilution.

If you purchase our ADSs in this offering, you will pay more for your ADSs than the amount paid by our existing shareholders for their ordinary shares on a per ADS basis. As a result, you will experience immediate and substantial dilution of approximately US$6.32 per ADS, representing the difference between our pro forma as adjusted net tangible book value per ADS as of December 31, 2009, after giving effect to this offering and the assumed initial public offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus. In addition, you may experience further dilution to the extent that our ordinary shares are issued upon the exercise of share options. See “Dilution” for a more complete description of how the value of your investment in our ADSs will be diluted upon completion of this offering.

Substantial future sales or perceived sales of our ADSs in the public market could cause the price of our ADSs to decline.

Sales of our ADSs or ordinary shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our ADSs to decline. Upon completion of this offering, we will have 15,625,000 Class A ordinary shares and 62,500,000 Class B ordinary outstanding, including 15,625,000 Class A ordinary shares represented by 7,812,500 ADSs. All ADSs sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933, as amended, or the Securities Act. The remaining ordinary shares outstanding after this offering will be available for sale upon the expiration of certain lock-up arrangements entered into among us, the underwriters and other shareholders as further described under “Underwriting” and “Shares Eligible for Future Sale.” In addition, ordinary shares that certain option holders will receive when they exercise their share options will not be available for sale until the expiration of any relevant lock-up periods, subject to volume and other restrictions that may be applicable under Rule 144 and Rule 701 under the Securities Act. We cannot predict what effect, if any, market sales of securities held by our significant shareholders or any other shareholder or the availability of these securities for future sale will have on the market price of our ADSs.

Anti-takeover provisions in our memorandum and articles of association may discourage a third party from offering to acquire our company, which could limit your opportunity to sell your ADSs at a premium.

Our amended and restated memorandum and articles of association include provisions that could limit the ability of others to acquire control of us, modify our structure or cause us to engage in change of control transactions. These provisions could have the effect of depriving our shareholders of an opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us in a tender offer or similar transaction.

For example, our board of directors will have the authority, without further action by our shareholders, to issue preference shares in one or more series and to fix the powers and rights of these shares, including dividend rights, conversion rights, voting rights, terms of redemption and liquidation preferences, any or all of which may be greater than the rights associated with our ordinary shares. Preference shares could thus be issued quickly with terms calculated to delay or prevent a change in control or make removal of management more difficult. In addition, if our board of directors issues preference shares, the market price of our ordinary shares may fall and the voting and other rights of the holders of our ordinary shares may be adversely affected.

Our dual-class ordinary share structure with different voting rights could discourage others from pursuing any change of control transactions that holders of our Class A ordinary shares and ADSs may view as beneficial.

Our amended and restated memorandum and articles of association, which will be effective upon the completion of this offering, provide for a dual-class ordinary share structure. Upon the completion of this offering, our ordinary shares will be re-classified into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares and Class B ordinary shares have the same rights except for voting and conversion rights. See “Description of Share Capital — Ordinary Shares.”

Class B ordinary shares will consist of the ordinary shares held by our shareholders prior to the completion of this offering and any ordinary shares issued upon the exercise of options granted under our 2008 share incentive plan. Each Class A ordinary share will be entitled to one vote on all matters subject to shareholders’ vote, and each Class B ordinary share will be entitled to five votes on all matters subject to shareholders’ vote. We will issue Class A ordinary shares represented by our ADSs in this offering. Due to the disparate voting rights attached to these two classes of ordinary shares, our existing shareholders will have significant voting rights over matters requiring shareholder approval, including the election and removal of directors and certain corporate transactions, such as mergers, consolidations and other business combinations. This concentrated control could discourage others from pursuing any potential merger, takeover or other change of control transactions that holders of Class A ordinary shares and ADSs may view as beneficial.

We are a Cayman Islands company and, because judicial precedent regarding the rights of shareholders is more limited under Cayman Islands law than under U.S. law, you may have less protection of your shareholder rights than you would under U.S. law.

Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Cayman Islands Companies Law (as amended) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands as well as that from English common law, which has persuasive, but not binding, authority on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. In addition, some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. Furthermore, shareholders of Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. As a result, our public shareholders may have more difficulties in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as shareholders of a Delaware company.

Judgments obtained against us by our shareholders may not be enforceable.

We are a Cayman Islands company and substantially all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, most of our directors and officers are nationals and residents of countries other than the United States. A substantial portion of the assets of these persons are located outside the United States. As a result, it may be difficult for you to bring an action in the United States against us or against these individuals in the event that you believe that your rights have been violated under U.S. securities law or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands or the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC, see “Enforceability of Civil Liabilities.”

We have not determined a specific use for a portion of our net proceeds from this offering and we may use these proceeds in ways with which you may not agree.

We have not determined a specific use for a portion of our net proceeds of this offering. Our management will have considerable discretion in the application of these proceeds received by us. You will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. You must rely on the judgment of our management regarding the application of the net proceeds of this offering. The net proceeds may be used for corporate purposes that do not improve our profitability or increase our ADS price. The net proceeds from this offering may also be placed in investments that do not produce income or lose value.

Holders of ADSs must act through the depositary to exercise their rights as shareholders of our company.

Holders of our ADSs do not have the same rights of our shareholders and may only exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement for the ADSs. Under our amended and restated memorandum and articles of association, the minimum notice period required to convene a general meeting is seven days. When a general meeting is convened, you may not receive sufficient notice of a shareholders’ meeting to permit you to withdraw your ordinary shares to allow you to cast your vote with respect to any specific matter. In addition, the depositary and its agents may not be able to send voting instructions to you or carry out your voting instructions in a timely manner. We will make all reasonable efforts to cause the depositary to extend voting rights to you in a timely manner, but we cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ADSs. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, you may not be able to exercise your right to vote and you may lack recourse if your ADSs are not voted as you requested. In addition, in your capacity as an ADS holder, you will not be able to call a shareholders’ meeting.

The depositary for our ADSs will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not vote at shareholders’ meetings, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings if you do not vote, unless:

•	we have failed to timely provide the depositary with our notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that you cannot prevent our ordinary shares underlying your ADSs from being voted, absent the situations described above, and it may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may be subject to limitations on transfers of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

Your right to participate in any future rights offerings may be limited, which may cause dilution to your holdings and you may not receive cash dividends if it is impractical to make them available to you.

We may from time to time distribute rights to our shareholders, including rights to acquire our securities. However, we cannot make rights available to you in the United States unless we register the rights and the securities to which the rights relate under the Securities Act or an exemption from the registration requirements is available. Also, under the deposit agreement, the depositary will not make rights available to you unless either both the rights and any related securities are registered under the Securities Act, or the distribution of them to ADS holders is exempted from registration under the Securities Act. We are under no obligation to file a registration statement with respect to any such rights or securities or to endeavor to cause such a registration statement to be declared effective. Moreover, we may not be able to establish an exemption from registration under the Securities Act. Accordingly, you may be unable to participate in our rights offerings and may experience dilution in your holdings.

In addition, the depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on our ordinary shares or other deposited securities after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent. However, the depositary may, at its discretion, decide that it is inequitable or impractical to make a distribution available to any holders of ADSs. For example, the depositary may determine that it is not practicable to distribute certain property through the mail, or that the value of certain distributions may be less than the cost of mailing them. In these cases, the depositary may decide not to distribute such property and you will not receive any such distribution.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify these forward-looking statements by words or phrases such as “aim,” “anticipate,” “believe,” “estimate,” “expect,” “intend,” “likely to,” “may,” “plan,” “will” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include:

•	our growth strategies, including, among other things, our plans to expand and enhance our portfolio of television advertising media resources to further broaden coverage, secure additional resources from new advertising media platforms, strengthen capabilities to offer integrated advertising solutions and continue to expand our advertising customer base and budget allocation from our customers;

•	our plans and expectations with respect to our strategic alliance and joint venture with Aegis Media;

•	our future business development, results of operations and financial condition;

•	expected changes in our revenues and certain cost or expense items;

•	our ability to manage the expansion of our operations;

•	changes in general economic and business conditions in China; and

•	trends and competition in the advertising industry in China.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. We undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement that includes this prospectus with the understanding that our actual future results may be materially different from what we expect. You should not rely upon forward-looking statements as predictions of future events.

Other sections of this prospectus include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

USE OF PROCEEDS

We estimate that we will receive net proceeds from this offering of approximately US$69.7 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us. These estimates are based upon an assumed initial public offering price of US$10.00 per ADS, the midpoint of the initial public offering price range set forth on the cover of this prospectus. We will not receive any of the proceeds from the sale of ADSs by the selling shareholder. A US$1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) our net proceeds from this offering by US$7.3 million, after deducting underwriting discounts and commissions and the estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to expand our business, including our media investment management business, and for other general corporate purposes. In particular, we intend to devote approximately US$50.0 million to the operation and expansion of our media investment management business, including acquiring additional advertising media resources on television channels and new media platforms. We may also use the remaining portion of the net proceeds we receive from this offering for potential acquisitions, although we are not currently negotiating any acquisition transaction. We do not intend to use the net proceeds from this offering to repay the promissory note in the amount of US$19.6 million, nor to pay the unpaid dividend of RMB137.1 million declared by our affiliated consolidated entities, in each case owed to Mr. He Dang, our chairman and chief executive officer. We intend to use our cash on hand and cash provided by the operating activities of our affiliated consolidated entities, respectively, to meet these obligations after the completion of this offering. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

The foregoing represents our current intentions to use and allocate the net proceeds of this offering based upon our present plans and business conditions. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus.

Pending use of the net proceeds, we intend to hold our net proceeds in demand deposits or invest them in interest-bearing government securities.

In utilizing the proceeds from this offering, as an offshore holding company, we are permitted, under PRC laws and regulations, to provide funding to our PRC subsidiary only through loans or capital contributions and to our affiliated consolidated entities only through loans. Subject to satisfaction of applicable government registration and approval requirements, we may extend inter-company loans to our subsidiary and affiliated consolidated entities in China or make additional capital contributions to our subsidiary in China to fund their capital expenditures or working capital. We cannot assure you that we will be able to obtain these government registrations or approvals on a timely basis, if at all. See “Risk Factors — Risks Relating to Doing Business in China — PRC regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds from this offering to make loans or additional capital contributions to our PRC subsidiary.”

DIVIDEND POLICY

Our affiliated consolidated entities declared dividends of approximately RMB180.1 million in March 2008, of which RMB43.0 million was paid in August 2009. We, however, have no present plan to declare and pay any additional dividends on our ordinary shares or ADSs in the near future. We currently intend to retain most, if not all, of our available funds and any future earnings to operate and expand our business. Our board of directors has complete discretion as to whether to distribute dividends. Even if our board of directors decides to pay dividends, the form, frequency and amount will depend upon our future operations and earnings, capital requirements and surplus, general financial condition, contractual restrictions and other factors that our board of directors may deem relevant.

We are a holding company incorporated in the Cayman Islands. We may rely on dividends from our subsidiary in China, which in turn rely on the payments received from our affiliated consolidated entities in China pursuant to the contractual arrangements between our PRC subsidiary and these entities. Current PRC laws, rules and regulations permit our PRC subsidiary to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiary in China is required to set aside a certain amount of its accumulated after-tax profits each year, if any, to fund statutory reserves. These reserves may not be distributed as cash dividends. Further, if our subsidiary in China incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other payments to us.

If we pay any dividends, we will pay our ADS holders to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2009:

•	on an actual basis;

•	on a pro forma basis to reflect additionally: (1) the redemption of 7,500,000 Series A preferred shares on January 20, 2010 for US$37.0 million and the issuance of 9,244,000 ordinary shares to Aegis Media at US$4.00 per share assumed to finance the redemption; and (2) the automatic conversion of all of the remaining outstanding Series A preferred shares into 5,000,000 Class B ordinary shares upon the completion of this offering at a conversion ratio of one Series A preferred share to one ordinary share as if the redemption and conversion had occurred as of December 31, 2009. Aegis Media had an option until July 1, 2010 to require us to repurchase all or a portion of the ordinary shares held by Aegis Media if we were in breach of our obligations under our joint venture with Aegis Media as a result of our failure to procure entry by specified clients into agreements with the joint venture by April 30, 2010 or the failure of such agreements to meet specified revenue targets. Since the redemption of these ordinary shares was outside of our control, these ordinary shares would not have been included in permanent equity had they been issued and outstanding as of December 31, 2009.

•	on a pro forma as adjusted basis to reflect additionally: (1) the repurchase of 4,890,000 ordinary shares from Mr. He Dang for a promissory note of US$19.6 million on January 20, 2010; and (2) the issuance of 3,146,000 ordinary shares to Aegis Media at US$4.00 per share (in addition to the 9,244,000 ordinary shares issued to Aegis Media referred to above); and (3) the written acknowledgement from Aegis Media that we have fully satisfied our obligations to procure entry by specified clients into agreements with the joint venture and that such agreements met the specified revenue targets. The option of Aegis Media to redeem these ordinary shares has lapsed upon this acknowledgement. Therefore, these ordinary shares held by Aegis Media are no longer redeemable, and therefore classified in the shareholders’ equity.

•	on a pro forma as adjusted after the offering basis to reflect the above plus the sale of 15,625,000 Class A ordinary shares in the form of ADSs by us in this offering at an assumed initial public offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

You should read this table together with our consolidated financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of December 31, 2009
					Pro forma
				Pro forma	as adjusted
	Actual	Pro forma		as adjusted	after offering(4)
	(US$ in thousands)

Dividend payable	20,086	20,086		20,086	20,086
Promissory note	—			19,560	19,560
Series A convertible redeemable preferred shares:
US$0.0001 par value per share, 17,500,000 shares authorized, 12,500,000 shares issued and outstanding	59,576	—		—	—
Redeemable ordinary shares held by Aegis Media	—	36,976		—	—
Equity:
Ordinary shares(1) US$0.0001 par value per share, 187,500,000 shares authorized, 50,000,000 shares issued and outstanding,	5	6	(2)	6 (3)	8
Additional paid-in capital	(1,974)	20,625		50,625	120,291
Retained earnings	23,031	23,031		23,031	23,031
Accumulated other comprehensive income	65	65		65	65

Total Charm Communications Inc. shareholders’ equity	21,127	43,727		73,727	143,395

Total capitalization	100,789	100,789		113,373	183,041

(1)	Upon the completion of this offering, all of our ordinary shares will be re-classified into Class A ordinary shares, which will be entitled to one vote per share, and Class B ordinary shares, which will be entitled to five votes per share. The Class B ordinary shares will consist of ordinary shares held by our shareholders prior to the completion of this offering and any ordinary shares issued upon the exercise of options granted under our 2008 share incentive plan.
(2)	55,000,000 ordinary shares issued and outstanding on a pro forma basis.

(3)	62,500,000 ordinary shares issued and outstanding on a pro forma as adjusted basis.

(4)	A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) each of additional paid-in capital, total equity and total capitalization by US$7.3 million, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

DILUTION

If you invest in our ADSs, your investment will be diluted for each ADS you purchase to the extent of the difference between the initial public offering price per ADS and our net tangible book value per ADS after this offering. Dilution results from the fact that the initial public offering price per ordinary share is substantially in excess of the pro forma as adjusted net tangible book value per ordinary share.

Our net tangible book value as of December 31, 2009 was approximately US$80.7 million, or US$1.61 per ordinary share and US$3.22 per ADS. Net tangible book value represents the amount of our total assets, minus the amount of our total liabilities and intangible assets. Dilution is determined by subtracting pro forma as adjusted net tangible book value per ordinary share, after giving effect to (1) the redemption of 7,500,000 Series A preferred shares; (2) the issuance of 12,390,000 ordinary shares to Aegis Media; (3) the repurchase of 4,890,000 ordinary shares from Mr. He Dang; (4) the automatic conversion of all of the remaining outstanding Series A preferred shares into our ordinary shares upon the completion of this offering; and (5) the proceeds from this offering, from the assumed initial public offering price per ordinary share, which is the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Without taking into account any other changes in net tangible book value after December 31, 2009, other than to give effect to (1) the redemption of 7,500,000 Series A preferred shares; (2) the issuance of 12,390,000 ordinary shares to Aegis Media; (3) the repurchase of 4,890,000 ordinary shares from Mr. He Dang; (4) the automatic conversion of all of the remaining outstanding Series A preferred shares into our ordinary shares upon the completion of this offering; and (5) our sale of the ADSs offered in this offering at the assumed initial public offering price of US$10.00 per ADS, the midpoint of the estimated initial public offering price range, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2009 would have increased to US$143.4 million, or US$1.84 per ordinary share and US$3.68 per ADS after the offering. This represents an immediate increase in net tangible book value of US$0.66 per ordinary share and US$1.32 per ADS to the existing shareholder and an immediate dilution in net tangible book value of US$3.16 per ordinary share and US$6.32 per ADS to investors purchasing ADSs in this offering.

The following table illustrates such per ordinary share dilution:

Estimated initial public offering price per ordinary share	US$	5.00
Net tangible book value per ordinary share as of December 31, 2009	US$	1.61
Pro forma as adjusted net tangible book value per ordinary share as of December 31, 2009 giving effect to: (1) the redemption of 7,500,000 Series A preferred shares; (2) the issuance of 12,390,000 ordinary shares to Aegis Media; (3) the repurchase of 4,890,000 ordinary shares from Mr. He Dang; and (4) the automatic conversion of all of the remaining outstanding Series A preferred shares into our ordinary shares upon the completion of this offering	US$	1.18
Increase in pro forma as adjusted net tangible book value per ordinary share attributable to this offering	US$	0.66
Pro forma as adjusted net tangible book value per ordinary share after the offering	US$	1.84
Amount of dilution in net tangible book value per ordinary share to new investors in this offering	US$	3.16
Amount of dilution in net tangible book value per ADS to new investors in this offering	US$	6.32

A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) our pro forma as adjusted net tangible book value after the offering by US$7.3 million, or by US$0.10 per ordinary share and by US$0.20 per ADS, and the dilution in pro forma net tangible book value per ordinary share and per ADS to new investors in this offering by US$0.40 per ordinary share and US$0.80 per ADS, assuming no changes to the number of ADSs offered by us as set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our ADSs and other terms of this offering determined at pricing.

The following table summarizes, on a pro forma as adjusted basis, the number of ordinary shares purchased from us as of December 31, 2009, the total consideration paid to us and the average price per ordinary share and ADS paid by existing investors and by new investors purchasing ordinary shares evidenced by ADSs in this offering at the assumed initial public offering price of US$10.00 per ADS before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

				Total Consideration			Average		Average
	Ordinary Shares Purchased			Amount			Price Per		Price Per
	Number		Percent	(in thousands)		Percent	Ordinary Share		ADSs

Existing shareholders	62,500,000	(1)	80.0%	US$	50,631	39.3%	US$	0.81	US$	1.62
New investors	15,625,000		20.0		78,125	60.7	US$	5.00	US$	10.00

Total	78,125,000		100.0%	US$	128,756	100.0%

(1)	Reflects (i) the redemption of 7,500,000 Series A preferred shares; (ii) the issuance of 12,390,000 ordinary shares to Aegis Media; (iii) the repurchase of 4,890,000 ordinary shares from Mr. He Dang; and (iv) the automatic conversion of all of the remaining outstanding Series A preferred shares into our ordinary shares upon the completion of this offering.

A US$1.00 increase (decrease) in the assumed initial public offering price of US$10.00 per ADS would increase (decrease) total consideration paid by new investors, total consideration paid by all shareholders and the average price per ADS paid by all shareholders by US$7.8 million, US$7.8 million and US$0.20, respectively, assuming no change in the number of ADSs sold by us as set forth on the cover page of this prospectus and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The foregoing discussion and tables do not include the impact of any exercise of outstanding share options. As of December 31, 2009, there were 6,845,333 ordinary shares issuable upon exercise of outstanding options at a weighted average exercise price of US$1.64 per share, and there were 654,667 ordinary shares reserved for future issuance under our 2008 share incentive plan. To the extent that any of these options are exercised, there will be further dilution to new investors.

EXCHANGE RATE INFORMATION

Our functional and reporting currency is the U.S. dollars. Monetary assets and liabilities denominated in currencies other than the U.S. dollar are translated into the U.S. dollar at the exchange rates at the balance sheet date. Transactions in currencies other than the U.S. dollars during the year are converted into U.S. dollars at the applicable exchange rates prevailing at the first day of the month when the transactions occurred.

The financial records of Nanning Jetlong and our affiliated consolidated entities are maintained in the Renminbi, which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average exchange rate for the relevant periods. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of other comprehensive income in the statement of shareholders’ equity.

A number of Renminbi-denominated figures used in this prospectus are accompanied with U.S. dollar translations. Translations from Renminbi to U.S. dollars were made at the noon buying rate for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. Unless otherwise indicated, all translations from Renminbi to U.S. dollars were made at the rate of RMB6.8259 to U.S.$1.00, the noon buying rate as of December 31, 2009. On April 9, 2010, the exchange rate was RMB6.8229 to US$1.00. No representation is made that the Renminbi amounts referred to in this prospectus could have been or could be converted into U.S. dollars at any particular rate or at all.

The following table sets forth exchange rate information between U.S. dollars and Renminbi for the periods indicated.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)

2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5806	7.8127	7.2946
2008	6.8225	6.9193	7.2946	6.7800
2009	6.8259	6.8295	6.8470	6.8176
October	6.8264	6.8267	6.8292	6.8248
November	6.8265	6.8271	6.8300	6.8255
December	6.8259	6.8275	6.8299	6.8244
2010
January	6.8268	6.8269	6.8295	6.8258
February	6.8258	6.8285	6.8330	6.8258
March	6.8258	6.8262	6.8270	6.8254
April (through April 9)	6.8229	6.8250	6.8263	6.8229

Source: The Board of Governors of the Federal Reserve System

(1)	Annual averages are calculated from month-end rates. Monthly averages are calculated using the average of the daily rates during the relevant period.

The People’s Bank of China issued a public notice on July 21, 2005 increasing the exchange rate of the Renminbi against the U.S. dollar by approximately 2% to RMB8.11 per US$1.00. Further to this notice, the PRC government has reformed its exchange rate regime by adopting a managed floating exchange rate regime based on market supply and demand with reference to a portfolio of currencies. Under this new regime, the Renminbi is no longer pegged to the U.S. dollar. This change in policy has resulted in a significant appreciation of the Renminbi against the U.S. dollar.

ENFORCEABILITY OF CIVIL LIABILITIES

We were incorporated in the Cayman Islands to enjoy some advantages associated with being a Cayman Island exempted company, such as:

•	political and economic stability;

•	an effective judicial system;

•	a favorable tax system;

•	the absence of exchange control or currency restrictions; and

•	the availability of professional and support services.

However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include:

•	the Cayman Islands has a less developed body of securities laws as compared to the United States and provide significantly less protection to investors; and

•	Cayman Islands companies may not have standing to sue before the federal courts of the United States.

Our constituent documents do not contain provisions requiring that disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be subject to arbitration.

All of our operations are conducted in China, and substantially all of our assets are located in China. A majority of our officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CT Corporation System of 111 Eighth Avenue, New York, NY 10011, as our agent upon whom process may be served in any action brought against us under the securities laws of the United States.

Maples and Calder, our counsel as to Cayman Islands law, and Commerce & Finance Law Offices, our counsel as to PRC law, have advised us, respectively, that there is uncertainty as to whether the courts of the Cayman Islands and China, respectively, would:

•	recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in each respective jurisdiction against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Maples and Calder has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained in a manner nor is of a kind enforcement of which is contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation.

Commerce & Finance Law Offices has further advised us that the recognition and enforcement of foreign judgments are provided for under PRC Civil Procedures Law (revised in 2007). PRC courts may recognize and enforce foreign judgments in accordance with the requirements of PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions; provided that the foreign judgments do not violate the basic principles of laws of the PRC or its sovereignty, security, or social and public interest. Currently, there is no mutual agreement with respect to the recognition and enforcement of a judgment regarding civil cases between China and the United States.

OUR CORPORATE STRUCTURE

Our History

Our company, Charm Communications Inc., was formed under the laws of the Cayman Islands in January 2008 in preparation for this offering. Charm Communications Inc. holds all of the outstanding equity interest in Movie-Forward Ltd., a company incorporated under the laws of the British Virgin Islands in June 2007. Movie-Forward Ltd. in turn holds all of the outstanding equity interest in Charm Hong Kong Limited, a company incorporated under the laws of Hong Kong in June 2008. Charm Hong Kong Limited holds all of the outstanding equity interest in Nanning Jetlong Technology Co., Ltd., or Nanning Jetlong, a company established in October 2005 under PRC law as a wholly foreign owned enterprise. We and Aegis Media have agreed that the control over Beijing Vizeum, be transferred to our company subsequent to the closing of the investment by Aegis Media in our company in January 2010. The legal ownership of all the outstanding equity interests of Beijing Vizeum will be transferred to Posterscope upon the receipt of applicable governmental approvals and completion of regulatory registrations. Concurrently, our subsidiary, Media Port, a company incorporated under the laws of the British Virgin Islands, will hold 60% of the outstanding equity interests in Posterscope.

Other than Beijing Vizeum, in which we will effectively hold 60% of the outstanding equity interests upon the receipt of applicable governmental approvals and completion of regulatory registrations, we operate our business in China through our affiliated consolidated entities due to PRC regulations that restrict foreign investments in the advertising industry. We have ten affiliated consolidated entities in China that operate our businesses, each of which is an entity duly formed under PRC law. These affiliated consolidated entities were established in the years set forth below:

Year of Establishment	Affiliated Consolidated Entities

2004:	Beijing Xingyang Advertising Co., Ltd.
2005:	Xinyang Heli Advertising Co., Ltd.
2006:	Xinxin Charm Advertising Co., Ltd. Yida Charm Advertising Co., Ltd. Shidai Charm Advertising Co., Ltd.
2007:	Ruiyi Youshi Advertising Co., Ltd. Shanghai Haobangyang Advertising Co., Ltd. Hubei Haobangyang Advertising Co., Ltd.
2008:	Qinghai XStars Media Co., Ltd. Qinghai Charm Advertising Co., Ltd.

Beginning on March 28, 2008, Nanning Jetlong has entered into a series of contractual arrangements with each of the affiliated consolidated entities and their respective shareholders to govern our relationships with the affiliated consolidated entities and operate our business in China. These contractual arrangements allow us to effectively control the affiliated consolidated entities and to derive substantially all of the economic benefits from them. See “— Contractual Arrangements.” Accordingly, we have consolidated their historical financial results in our financial statements in accordance with U.S. GAAP since the inception of these affiliated entities.

Our Corporate Structure

The following diagram illustrates our corporate structure as of the date of this prospectus:

(1)	We and Aegis Media have agreed that the control over Beijing Vizeum be transferred to our company subsequent to the closing of the investment by Aegis Media in our company in January 2010. The legal ownership of all of the outstanding equity interests of Beijing Vizeum will be transferred to Posterscope, upon the receipt of applicable governmental approvals and completion of regulatory registrations. Concurrently, Media Port will hold 60% of the outstanding equity interests in Posterscope.

Contractual Arrangements

Under applicable PRC laws, rules and regulations, to invest in the advertising industry, foreign investors must have at least two years of direct operations in the advertising industry as their core businesses outside of the PRC. We are a Cayman Islands company and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly own equity interest in advertising services providers. Accordingly, our subsidiary, Nanning Jetlong, is ineligible to apply for the required licenses for providing advertising services in China. Our advertising business is operated through contractual arrangements with our affiliated consolidated entities. These contractual arrangements enable us to exercise effective control over these entities and receive substantially all of the economic benefits from them.

Agreements that Transfer Economic Benefits to Us

Trademark, Trade Name and Domain Name License Agreements.  Under the trademark, trade name and domain name license agreements between Nanning Jetlong and each of the affiliated consolidated entities, Nanning Jetlong grants a non-exclusive license to use its trademark, trade name and domain name to the affiliated consolidated entities, in exchange for a quarterly license fee calculated based on each affiliated consolidated entity’s profit in the corresponding quarter. Nanning Jetlong is entitled to adjust the license fees in its sole discretion. The trademark, trade name and domain name license agreements remain in effect until the expiration of the trademark, trade name and domain name.

Exclusive Technology Support Agreements.  Under the exclusive technical support agreements between Nanning Jetlong and each of the affiliated consolidated entities, Nanning Jetlong will provide technology services and consulting services to the affiliated consolidated entities, in exchange for a quarterly service fee based on a predetermined formula. Nanning Jetlong is entitled to adjust the service fees in its sole discretion. The term of each exclusive technology support agreement is twenty years from the effective date thereof, and the agreement will be automatically renewed for an additional twenty years upon expiration unless Nanning Jetlong gives prior written notice to the affiliated consolidated entities not to renew the agreements.

Agreements that Provide Us with Effective Control

Option and Cooperation Agreements.  With respect to each affiliated consolidated entity, Nanning Jetlong, the affiliated consolidated entity and the nominee shareholders of the affiliated consolidated entity, have entered into an option and cooperation agreement. Pursuant to the option and cooperation agreement, Nanning Jetlong has an exclusive option to purchase, or to designate other persons to purchase, to the extent permitted by applicable PRC laws, rules and regulations, all or part of the equity interest in the affiliated consolidated entity from the nominee shareholders. The purchase price for the entire equity interest shall be the minimum price permitted by applicable PRC laws, rules and regulations. Each shareholder of the affiliated consolidated entity agreed to pay the purchase price received from Nanning Jetlong to the affiliated consolidated entity after Nanning Jetlong exercised its option. The term of the option and cooperation agreement is twenty years from the effective date thereof, and the agreement will be automatically renewed for an additional twenty years upon expiration until the completion of the transfer of all of the equity interest provided therein.

Voting Rights Agreements.  The nominee shareholders of each affiliated consolidated entity have signed a voting rights agreements, pursuant to which the nominee shareholders have granted Nanning Jetlong, or a person designated by Nanning Jetlong, the right to exercise all of the voting rights as shareholders of the affiliated consolidated entity. The voting rights agreements will remain in effect until all of the equity interests in affiliated consolidated entities have been transferred to Nanning Jetlong pursuant to the option agreements described above.

Equity Pledge Agreements.  With respect to each affiliated consolidated entity, Nanning Jetlong, the affiliated consolidated entity and the nominee shareholders of the affiliated consolidated entity have entered into an equity pledge agreement. Under the equity pledge agreement, the nominee shareholders have pledged their respective equity interests in the affiliated consolidated entity to Nanning Jetlong to secure the obligations of the affiliated consolidated entity under its trademark, trade name and domain name license agreement and the exclusive technology support agreement with Nanning Jetlong. In addition, the nominee shareholders agreed not to transfer, sell, pledge, dispose of or create any encumbrance on their equity interests in the affiliated consolidated entity. The affiliated consolidated entity covenants that without prior consent of Nanning Jetlong, it will not distribute any dividends. The equity pledge agreement will expire two years after the affiliated consolidated entity has fully performed its obligations under its trademark, trade name and domain name license agreement and the exclusive technical support agreement with Nanning Jetlong.

In the opinion of Commerce & Finance Law Offices, our PRC legal counsel:

•	the reorganization to establish our corporate structure, including the shareholding structure of each of our affiliated consolidated entities incorporated in the PRC, has not been challenged by any court, governmental agency or body or any other regulatory authorities in the PRC, and there are no legal, arbitration, governmental or other proceedings, including, without limitation, governmental investigations or inquiries, pending before or threatened or contemplated by any PRC government agency in respect of our corporate structure;

•	the reorganization to establish our corporate structure, including the shareholding structure of each of our affiliated consolidated entities incorporated in the PRC, has been carried out and completed in compliance with all applicable PRC laws, rules and regulations and our current corporate structure is in compliance with all applicable PRC laws, rules and regulations and does not violate, breach, contravene or otherwise conflict with any applicable PRC laws, rules or regulations;

•	the contractual arrangements between Nanning Jetlong and our affiliated consolidated entities as described in this prospectus will not result in any violation of PRC laws, rules or regulations currently in effect, and are valid, binding and enforceable obligations of each of the contractual parties, except that the pledges under the equity pledge agreements by and among Nanning Jetlong, the affiliated consolidated entities and their respective shareholders will not become enforceable until they are registered with the relevant government authorities; and

•	the business operations of Nanning Jetlong and our affiliated consolidated entities, as described in this prospectus, are in compliance with existing PRC laws, rules and regulations in all material respects.

Our PRC legal counsel has also advised us that there are uncertainties regarding the interpretation and application of PRC laws, rules and regulations. Accordingly, there can be no assurance that the PRC regulatory authorities will not take a view that is contrary to the above opinion of our PRC legal counsel. Our PRC legal counsel has further advised that if a PRC government authority determines that our corporate structure, the contractual arrangements or the reorganization to establish our current corporate structure violates any applicable PRC laws, rules or regulations, the contractual arrangements will become invalid or unenforceable, and we could be subject to severe penalties and required to obtain additional governmental approvals from the PRC regulatory authorities. See “Risk Factors — Risks Relating to Our Corporate Structure — If the PRC government determines that the agreements that establish the structure for operating our China business otherwise do not comply with applicable PRC laws, rules and regulations, we could be subject to severe penalties” and “— Risks Relating to Doing Business in China — Uncertainties with respect to the PRC legal system could limit the protections available to you and us.”

SELECTED CONDENSED CONSOLIDATED FINANCIAL DATA

The following selected condensed consolidated statement of operations data for the three years ended December 31, 2007, 2008 and 2009, and the selected condensed consolidated balance sheet data as of December 31, 2007, 2008 and 2009 have been derived from our audited financial statements that are included elsewhere in this prospectus and that have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm. The following selected consolidated financial data as of and for the years ended December 31, 2006 and 2005 have been derived from our audited financial statements not included in this prospectus.

You should read the selected consolidated financial data in conjunction with those financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with U.S. GAAP. Our historical results do not necessarily indicate our results expected for any future periods.

	For the Year Ended December 31,
	2005	2006	2007	2008	2009
	(US$ in thousands, except share and per share data)

Condensed Consolidated Statement of Operations Data:
Revenues:
Media investment management	14,639	15,312	8,182	79,266	87,275
Advertising agency	5,214	8,311	9,420	13,592	15,301
Branding and identity services	1,558	3,321	3,687	4,956	3,466

Total revenues	21,411	26,944	21,289	97,814	106,042

Cost of revenues:
Media investment management	11,850	12,678	4,685	63,443	68,538
Advertising agency	516	878	1,084	1,769	2,057
Branding and identity services	1,150	1,596	2,073	2,860	1,568

Total cost of revenues	13,516	15,152	7,842	68,072	72,163

Gross profit	7,895	11,792	13,447	29,742	33,879

Selling and marketing expenses	2,402	2,539	2,583	8,368	10,979
General and administrative expenses	371	437	472	3,461	5,560

Total operating expenses	2,773	2,976	3,055	11,829	16,539

Operating profit	5,122	8,816	10,392	17,913	17,340

Interest income	5	124	232	665	575
Impairment on investments in non-marketable equity securities	—	—	—	—	(1,940)
Realized gain from sales of equity securities	—	—	1,103	111	—
Other income (loss)	—	—	94	(27)	44

Income before income tax expense	5,127	8,940	11,821	18,662	16,019
Income tax expense	—	—	21	275	752

Net income	5,127	8,940	11,800	18,387	15,267

Net income attributable to ordinary shareholders	5,127	8,940	11,800	15,268	7,467
Net income per share:
Basic	0.10	0.18	0.24	0.27	0.07
Diluted	0.10	0.18	0.24	0.27	0.07
Shares used in computation of net income per share:
Basic	50,000,000	50,000,000	50,000,000	50,000,000	50,000,000
Diluted	50,000,000	50,000,000	50,000,000	50,406,264	52,011,348
Share-based compensation expenses during the year included in:
Cost of revenues	—	—	—	25	17
Selling and marketing expenses	—	—	—	1,254	1,481
General and administrative expenses	—	—	—	531	786

	As of December 31,
	2005	2006	2007	2008	2009	2009
						Pro forma
						(unaudited)(1)
	(US$ in thousands)

Condensed Consolidated Balance Sheet Data:
Cash and cash equivalents	3,608	10,108	36,476	60,823	54,737	54,737
Total assets	17,693	31,830	76,809	137,720	142,600	142,600
Total liabilities	16,685	23,843	57,613	74,545	61,897	61,897
Series A convertible redeemable preferred shares	—	—	—	51,776	59,576	—
Redeemable ordinary shares held by Aegis Media	—	—	—	—	—	36,976	(2)
Total Charm Communications Inc. shareholders’ equity	1,008	7,987	19,196	11,399	21,127	43,727

(1)	Our pro forma balance sheet data as of December 31, 2009 have been derived from our audited consolidated financial statements as of December 31, 2009, and have been adjusted to give effect to (1) the redemption of 7,500,000 Series A preferred shares on January 20, 2010 for US$37.0 million and the issuance of 9,244,000 ordinary shares to Aegis Media at US$4.00 per share assumed to finance the redemption and (2) the automatic conversion of all of the remaining outstanding Series A preferred shares into 5,000,000 ordinary shares upon the completion of this offering using a conversion ratio of one Series A preferred share to one ordinary share as if the redemption and conversion had occurred as of December 31, 2009.

(2)	Aegis Media had an option until July 1, 2010 to require us to repurchase all or a portion of the ordinary shares held by Aegis Media if we were in breach of our obligations under our joint venture with Aegis Media as a result of our failure to procure entry by specified clients into agreements with the joint venture by April 30, 2010 or the failure of such agreements to meet specified revenue targets. Since the redemption of these ordinary shares was outside of our control, these ordinary shares are not included in permanent equity. On April 16, 2010, we received a written acknowledgement from Aegis Media that we have fully satisfied our obligations to procure entry by specified clients into agreements with the joint venture and that such agreements met the specified revenue targets. The option of Aegis Media to redeem these ordinary shares has lapsed upon this acknowledgement. Therefore, these ordinary shares held by Aegis Media are no longer redeemable.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section entitled “Selected Condensed Consolidated Financial Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We believe we are the leading domestic television advertising agency in China, according to a report commissioned by us and prepared by CTR, as measured by the total value of successful bids of the prime-time advertising time for 2010 on CCTV, which is generally regarded as the most coveted television advertising time in China. According to CCTV, we ranked first in terms of the total advertising spending for the advertisements we placed on behalf of clients on CCTV channels in each of the six consecutive years from 2004 to 2009. In addition, we believe that, with exclusive agency arrangements with two satellite television channels, Shanghai Dragon Television and Tianjin Satellite Television, and four programs on CCTV, we have established a leading television media investment management business in China. We (i) offer a broad range of television advertising agency services from planning and managing advertising campaigns to creating and placing advertisements, and (ii) engage in media investment management through identifying, securing and selling television advertising resources.

We derive our revenues from three operating segments: (i) media investment management, (ii) advertising agency and (iii) branding and identity services. The financial results of our joint venture with Aegis Media will be included in our advertising agency business segment beginning in 2010.

Our advertising agency business places advertisements for our clients on a broad array of television channels, including CCTV and satellite and regional television channels, and on other media platforms, including Internet and out-of-home media. We derive our advertising agency revenues from the commissions paid by clients for planning and placing advertisements and from the sales commissions and performance bonuses received from the television channels and other advertising media platforms on which we place the advertisements. We account for our advertising agency revenues on a net basis. The total advertising spending for the advertisements we placed on behalf of our clients increased from US$254.9 million in 2008 to US$288.0 million in 2009, which drove the increase in our advertising agency revenues from US$13.6 million in 2008 to US$15.3 million in 2009.

Our media investment management business secures all or a portion of the advertising time and other advertising rights, which include soft advertising such as sponsorship, on a specific television channel or program. We derive our media investment management revenues from selling the advertising media resources that we have acquired to advertisers. We account for our media investment management revenues on a gross basis because we acquire the advertising media resources in advance at a predetermined price and bear the inventory risk of being a principal in acquiring the advertising media resources from the television stations. We also have the ability to establish the prices that we charge for selling these advertising media resources to our clients. The growth in our media investment management business after 2008 when we began to secure the advertising media resources on satellite television channels has been one of the primary drivers for the increase in our total revenues.

We also work with television channels that we have secured under our media investment management business to help enhance the attractiveness of their programs, expand their viewer base and achieve higher ratings. We do not receive any direct compensation for providing these services to the television stations, but we believe that our efforts may help increase the price that we can charge for selling our advertising media resources under our media investment business.

Our branding and identity services business provide our advertising clients with creative design, development and production of advertisements and marketing consulting services. We derive our branding and identity revenues primarily from the production fees we charge our clients to produce advertisements or from the monthly retainer fees we charge for providing consulting services to help manage the overall advertising strategy of our clients.

As we believe that our clients have served as one of our primary growth drivers, we have focused on providing a broad range of integrated advertising solutions to our clients. We have endeavored to capture a greater portion of the total advertising spending of each of our clients by forming long-term relationships with our clients and cross-selling other services and advertising media resources to our clients when we believe that we can further the advertising campaigns of our clients. Our diversified client base includes well-recognized brand names in China across many industries, such as China Telecom, PICC, Agricultural Bank of China, China CITIC Bank, Snowbeer, Yunnan Baiyao, C-Bons, Wahaha and Midea. Our clients also include emerging domestic leading brands, such as Bosideng, Lolo, Chery Automobile and Feihe Dairy, that have used our services to further build their brands nationally.

Our total revenues have increased significantly to US$106.0 million in 2009 from US$97.8 million in 2008 and US$21.3 million in 2007.

Factors Affecting Our Results of Operations

Our business, results of operations and financial condition are significantly affected by a number of factors and trends, including:

Our ability to renew existing and enter into new exclusive agency arrangements to secure more advertising media resources on television channels

In connection with our media investment management business, we secure desirable advertising media resources consisting of advertising time and other advertising rights typically on an exclusive basis. By selling these coveted advertising media resources to advertisers directly, we can generate more business from our existing advertising clients and attract new advertising clients. We have focused our growth strategy on our media investment management business because this business provides us with the potential to generate substantial revenues from sales of our advertising media resources, which we have secured at predetermined costs. We currently have exclusive agency arrangements with respect to advertising rights on Shanghai Dragon Television and Tianjin Satellite Television. We have also secured all the advertising time during the programs Yong Talk Show and Xiao Fei Zhu Zhang broadcasted on CCTV-3 and CCTV-2, respectively, for 2010, and Jin Ri Shuo Fa and Di Yi Shi Jian broadcasted on CCTV-1 and CCTV-2, respectively, for 2010 beginning in February 2010. If, after expiration, we are unable to renew or enter into new exclusive agency arrangements with respect to advertising rights on Shanghai Dragon Television, Tianjin Satellite Television or CCTV programs on attractive terms or at all, our growth strategy, results of operations, financial condition and business prospects would be materially and adversely affected. We will continue to explore and pursue opportunities to renew existing and enter into additional exclusive agency arrangements with other television channels and our ability to secure desirable advertising media resources will affect our results of operations.

Our ability to sell our advertising media resources we secure under our exclusive agency arrangements at favorable prices

Under our media investment management business, we sell advertising media resources that we have secured. As part of the exclusive agency arrangements, we also provide advice to television channels in order to improve the attractiveness of the programs broadcasted on these television channels, maximize the viewer base and increase average ratings, which will help increase the demand for the advertising media resources and consequently allow us to increase our revenues, our ability to generate sufficient revenues from the sale of these advertising media resources to cover the costs of acquiring such advertising media resources will affect our results of operations. We plan to leverage our high-quality client base in selling the advertising media resources that we have secured, and our ability to cross-sell such advertising time and rights will affect our media investment management revenues. Our ability to maximize the sales revenues for the advertising media resources that we secure will affect our future results of operations.

Our ability to respond to changes in sales methods of CCTV and other television channels

In general, our advertising agency business receives commissions that are calculated as a percentage of the total advertising spending successfully placed by us for our advertising clients. Our advertising agency business specializes in securing prime-time advertising time on CCTV through its annual public auction. Television channels, including CCTV, may change their sales methods at any time as they wish and without prior notice to us. If CCTV introduces new sales methods that are materially different from the methods it is currently using, we may lose our competitive advantage for CCTV’s advertising time. Our ability to adapt to future trends to continue to place advertisements on television channels for our clients and secure exclusive advertising rights will affect our business prospects, results of operations and financial condition.

The commission rates from our advertising clients and the sales commission rates from the television channels

The level of competition in the television advertising industry in China has increased substantially in recent years as many domestic and international advertising service providers have commenced or expanded operations in the PRC television advertising market, which could affect the commissions we receive from our advertising clients. However, the average sales commission rates from the television channels have increased during recent years slightly due to competition among television channels but we cannot ascertain whether this trend will continue. We plan to continue our strategy of maintaining our strong position with respect to CCTV’s prime-time advertising time. We believe that our successful track record and future performance in securing coveted advertising time on CCTV will help us further enhance our brand name and expand our blue-chip client base of Chinese advertisers, which may help maintain our commission rates and performance bonuses. The future trends of our commission rates from our advertising clients and sales commissions rates from the television channels will affect our business prospects and future results of operations.

Other factors

Demand for our services and, as a result, growth in our revenues are driven by overall advertising spending in China, which is influenced by the pace of overall economic growth. We expect that the overall economic growth in China will contribute to an increase in advertising spending by international and domestic brand names looking to reach a growing consumer market. The global financial crisis and economic downturn in 2008 and 2009 adversely affected economies and businesses around the world, including those in China. We believe that, as the Chinese economy recovers from the adverse effects of the global financial crisis, advertising spending will increase in both urban areas and smaller cities in China. However, if the global or Chinese economy does not fully recover from the recent financial crisis or another economic downturn occurs, our business, results of operations and financial condition could continue to be materially and adversely affected. See “Risk Factors — Risks Relating to Our Business — The recent global financial crisis and economic downturn have had, and may continue to have, a material adverse effect on our business, results of operations and financial condition.”

Aside from fluctuations in the level of advertising spending resulting from changes in the overall economic and market conditions in China, our revenues are affected by seasonal fluctuations in consumer spending that also affect the level of advertising spending over time in China. The first and second quarters of each year are expected to be slower seasons for the Chinese advertising industry in general. As a result, our quarterly results of operations may fluctuate significantly from period to period.

In January 2010, we formed a joint venture with international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. Prior to the establishment of the joint venture, Beijing Vizeum primarily served international customers such as Nikon, Carlsberg and Mango, while our existing businesses primarily focused on providing advertising services to blue-chip Chinese companies. As part of the global network of Vizeum, our joint venture provides a platform for us to expand our services to domestic clients that value the services and expertise of international 4A advertising agencies and serves as a gateway for our domestic clients seeking to advertise internationally, which enables us to further customize our strategies to address the differing needs of clients. As a result, we believe that our joint venture complements our existing businesses and provides us with an enhanced service platform that enables us to attract new advertising clients and expand our customer base. See — “Business — Our Competitive Strengths — Strategic alliance with an international 4A advertising agency that provides an enhanced service platform.” We do not expect the joint venture to contribute significantly to our results of operations in the near term.

In addition to the factors discussed above, our reported results are also affected by the fluctuations in the value of the Renminbi against the U.S. dollar because our reporting currency is the U.S. dollar while the functional currency of our subsidiary and affiliated consolidated entities in China, which operate substantially all of our business, is the Renminbi. In 2007 and 2008, the Renminbi appreciated against the U.S. dollar by approximately 6.5% and 6.5%, respectively, and in 2009, the Renminbi depreciated against the U.S. dollar by approximately 0.1%. The fluctuation of the Renminbi against the U.S. dollar contributed to the fluctuation in our net income reported in U.S. dollar terms in 2007, 2008 and 2009, respectively. For additional information relating to the fluctuations in the value of the Renminbi against the U.S. dollar, see “Exchange Rate Information,” “Risk Factors — Risks Relating to Doing Business in China — Fluctuations in exchange rates of the Renminbi could materially affect our reported results of operations” and “— Quantitative and Qualitative Disclosure About Market Risk — Foreign Exchange Risk.”

Revenues

We generated revenues of US$21.3 million, US$97.8 million and US$106.0 million in 2007, 2008 and 2009, respectively. We derive revenues from our three operating segments: media investment management, advertising agency and branding and identity services. The following table sets forth a breakdown of our revenues by our three operating segments:

	For the Year Ended December 31,
	2007		2008		2009
		% of Total		% of Total		% of Total
	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(US$ in thousands, except percentages)

Revenues:
Media investment management	8,182	38.4%	79,266	81.0%	87,275	82.3%
Advertising agency	9,420	44.2%	13,592	13.9%	15,301	14.4%
Branding and identity services	3,687	17.4%	4,956	5.1%	3,466	3.3%

Total revenues	21,289	100.0%	97,814	100.0%	106,042	100.0%

Media Investment Management.  Our media investment management revenues increased to US$87.3 million in 2009 from US$79.3 million in 2008 and US$8.2 million in 2007. Under our media investment business, we enter into agreements to secure all or a portion of the advertising time and other advertising rights, which include soft advertising such as sponsorship on television channels, specific television programs and special television events. We derive our media investment management business revenues from the sale of advertising time and other advertising rights that we have secured pursuant to these agreements to advertisers directly or through their agencies. We account for media investment management business revenues and related costs on a gross basis. As we plan to explore and secure additional advertising media resources in China pursuant to exclusive agency arrangements, we expect our media investment management business revenues to continue increasing in the near future and accounting for a large portion of our total revenues.

Advertising Agency.  Our advertising agency revenues increased to US$15.3 million in 2009 from US$13.6 million in 2008 and US$9.4 million in 2007. We derive our advertising agency revenues from representing advertising clients to place their advertisements on television channels, primarily CCTV. We account for advertising agency revenues on a net basis. Our advertising agency specializes in securing prime-time advertising time on CCTV through the annual bidding process. In general, we receive commissions which are calculated as a percentage of the total advertising spending placed by us for our advertising clients.

We also receive sales commissions from the television channels calculated as a percentage of the total advertising spending that we place on the television channels on behalf of our advertising clients. While we receive sales commissions from the television channels where we place advertisements on behalf of our clients, CCTV has historically accounted for the vast majority of the sales commissions that we have received. In addition to the sales commissions, CCTV also pays a performance bonus to advertising agencies that qualify as one of its top ten advertising agencies for a calendar year. CCTV ranks the top ten advertising agencies based primarily on the aggregate value of advertisements placed on CCTV channels.

We received sales commissions and performance bonuses from CCTV in each of 2007, 2008 and 2009. In the aggregate, the sales commissions and bonuses from CCTV accounted for approximately 10.9%, 3.3% and 5.5% of our total revenues in 2007, 2008 and 2009, respectively. However, CCTV and the other television stations have sole discretion in setting and adjusting the future amount of the sales commissions and performance bonuses they pay to advertising agencies at any time. See “Risk Factors — Risks Relating to Our Business — Our CCTV-related business has been, and is expected to continue to be, critical to our business and financial performance. Failure to maintain our relationship with CCTV would continue to materially and adversely affect our business, results of operations, financial condition and prospects.”

We expect our advertising agency revenues to increase in the near future as we expand our television agency business, but we anticipate our advertising agency revenues to decrease as a percentage of our total revenues because our media investment management business is expected to grow at a faster pace than our advertising agency business.

Branding and Identity Services.  Our branding and identity revenues amounted to US$3.5 million in 2009 compared to US$5.0 million in 2008 and US$3.7 million in 2007. We derive our branding and identity services revenues from providing creative design and production management services for the development of an advertisement. We account for the total amount of payments we receive from advertising clients for such services we provide to them as our branding and identity services revenues.

Cost of Revenues

Our total cost of revenues amounted to US$7.8 million, US$68.1 million and US$72.2 million in 2007, 2008 and 2009, respectively. We account for our cost of revenues separately for our three operating segments. The following table sets forth a breakdown of our cost of revenues by our three operating segments for the periods indicated:

	For the Year Ended December 31,
	2007		2008		2009
		% of Total		% of Total		% of Total
	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(US$ in thousands, except percentages)

Cost of revenues:
Media investment management	4,685	22.0%	63,443	64.9%	68,538	64.6%
Advertising agency	1,084	5.1%	1,769	1.8%	2,057	1.9%
Branding and identity services	2,073	9.7%	2,860	2.9%	1,568	1.5%

Total cost of revenues	7,842	36.8%	68,072	69.6%	72,163	68.0%

Media Investment Management.  The cost of revenues for our media investment management business increased from US$4.7 million in 2007 to US$63.4 million in 2008 and US$68.5 million in 2009. For our media investment management business, we enter into exclusive advertising agency agreements to secure all or a portion of the advertising time and other advertising rights on television channels, specific television programs and special events. Our cost of revenues for our media investment management business primarily consists of the media costs that we must pay to secure the advertising time and other advertising rights under the exclusive agency arrangements and related business taxes and surcharges. Pursuant to our strategy to secure significant television advertising media resources in China by entering into exclusive agency arrangements with satellite television channels, we have entered into exclusive agency arrangements to secure a portion or all of the advertising time and other advertising rights on Shanghai Dragon Television and Tianjin Satellite Television. As a result, we expect our cost of revenues for our media investment management business to account for a large portion of our total cost of revenues.

Advertising Agency.  The cost of revenues for our advertising agency business increased from US$1.1 million in 2007 to US$1.8 million in 2008 and US$2.1 million in 2009. The cost of revenues for our advertising agency business primarily consists of salaries and benefits for our advertising agency professionals and related business taxes and surcharges. We account for our advertising agency revenues on a net basis. Accordingly, our cost of revenues for our advertising agency business has remained a relatively small percentage of our advertising agency revenues. While we expect our advertising agency revenues to increase in the near future, we anticipate that our cost of revenues for this business segment will remain relatively small as a percentage of our total cost of revenues.

Branding and Identity Services.  The cost of revenues for our branding and identity services business increased from US$2.1 million in 2007 to US$2.9 million in 2008, and decreased to US$1.6 million in 2009. The cost of revenues for our branding and identity services business primarily consists of the production costs for the advertisements that we design and related business taxes and surcharges. It also includes the costs of salaries and benefits for our branding and identity professionals. The amount of the cost of our revenues for our branding and identity services decreased from 2008 to 2009, due to the corresponding decrease in revenues from our branding and industry services.

Business taxes and surcharges include the 5.0% business tax and 3.5% surcharges that our PRC subsidiary and affiliated consolidated entities must pay for revenues earned from services provided in China. Business taxes and surcharges are levied on our revenues net of our media costs. We incurred business taxes and surcharges in connection with the business operations of our affiliated consolidated entities in China in 2007, 2008 and 2009. Starting in March 2008, as a result of the establishment of the contractual arrangements between Nanning Jetlong, our wholly owned PRC subsidiary, and our affiliated consolidated entities, we incurred business taxes and surcharges on fees paid by our affiliated consolidated entities to Nanning Jetlong under these contractual arrangements. The purpose of these contractual arrangements is to allow Nanning Jetlong to receive substantially all of the economic benefits from the affiliated consolidated entities, which led to the levy of the business taxes and surcharges.

Gross Profit

The following table sets forth our gross profit by our operating segments for the periods indicated.

	For the Year Ended December 31,
	2007	2008	2009
	(US$ in thousands, except percentages)
Gross profit:
Media investment management	3,497	15,823	18,737
Advertising agency	8,336	11,823	13,244
Branding and identity services	1,614	2,096	1,898

Total gross profit	13,447	29,742	33,879

Our gross profit increased to US$33.9 million in 2009 from US$29.7 million in 2008 and US$13.4 million in 2007.

Media Investment Management.  The gross profit from our media investment management business increased significantly from 2007 to 2008 and 2009, primarily as a result of the change in our strategy beginning in 2008 to enter into exclusive agency arrangements with satellite television stations. We expect our gross profit from our media investment management business to increase in future periods as we continue to expand the amount of advertising media resources secured under exclusive agency arrangements.

Advertising Agency Business.  The gross profit from our advertising agency business increased from 2007 to 2008 and 2009 due to increases in our advertising agency revenues, which were driven by an increase in the total advertising spending for advertisements we placed for our clients. The gross profit from our advertising agency business may increase to the extent we continue to receive more engagements from our clients to place advertisements on a variety of television stations and other advertising platforms and these engagements lead to an overall increase in the total advertising spending placed by our clients.

Branding and Identity Services.  The gross profit from our branding and identity services have fluctuated as a result of changes in revenue from branding and identity services. As a substantial portion of our cost of revenues for our branding and identity services is directly tied to the number and type of advertisements that we create and produce for our clients, our cost of revenues for our branding and identity services has also fluctuated together with revenues from our branding and identity services.

Operating Expenses

Our operating expenses consist of selling and marketing expenses and general and administrative expenses. The following table sets forth our operating expenses, divided into their major categories by amount and as a percentage of total revenues for the periods indicated.

	For the Year Ended December 31,
	2007		2008		2009
		% of Total		% of Total		% of Total
	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(US$ in thousands, except percentages)

Total revenues	21,289	100.0%	97,814	100.0%	106,042	100.0%
Gross profit	13,447	63.2%	29,742	30.4%	33,879	32.0%

Operating expenses:
Selling and marketing expenses	2,583	12.2%	8,368	8.6%	10,979	10.4%
General and administrative expenses	472	2.2%	3,461	3.5%	5,560	5.2%

Total operating expenses	3,055	14.4%	11,829	12.1%	16,539	15.6%

Selling and Marketing.  Our selling and marketing expenses primarily consist of salaries and benefits for our sales staff, marketing and promotional expenses and business development expenses. We also account for the cost of procuring market research and data from third party industry sources as selling and marketing expenses because we routinely use such research and data in connection with our selling and marketing activities. Selling and marketing expenses accounted for approximately 12.2%, 8.6% and 10.4% of our total revenues in 2007, 2008 and 2009, respectively. We expect the amount of our selling and marketing expenses to increase as an absolute amount in the near future with the expansion of our business in general. However, we expect the amount of our selling and marketing expenses to remain stable as a percentage of our total revenues in the near future, as we expect the benefits of our economies of scale and increased total revenues from our continued growth to be largely offset by (i) the increase in our personnel related expenses to strengthen our service capabilities to offer integrated services, in particular, building a team of professionals to develop our Internet advertising agency business and (ii) the ramp-up of our joint venture with Aegis Media.

General and Administrative.  Our general and administrative expenses primarily consist of salaries and benefits for management, accounting and administrative personnel, office rentals, depreciation of office equipment, professional service fees, maintenance and utilities. General and administrative expenses accounted for approximately 2.2%, 3.5% and 5.2% of our total revenues in 2007, 2008 and 2009, respectively. We expect our general and administrative expenses to increase as an absolute amount in the near future as we incur additional costs in connection with the expansion of our business in general and our operations as a publicly traded company, which include costs related to improving and maintaining our internal control over financial reporting and complying with our reporting obligations. However, we expect the amount of our general and administrative expenses to decrease as a percentage of our total revenues in the near future as we expect the benefits of our economies of scale and increased total revenues from our continued growth to only be partially offset by the increased expenses as of result of being a public company.

Taxation

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands. Our intermediate holding company incorporated in the British Virgin Islands is not subject to income or capital gains taxes, or withholding taxes on dividend payments. Under the PRC EIT Law, which has been effective since January 1, 2008, and related implementing rules, dividends paid from our PRC subsidiary are subject to a withholding tax at 10%. This new dividend withholding tax, however, will only be levied on our PRC subsidiary in respect of profits earned in 2008 onwards. Profits distributed after January 1, 2008 but related to financial results generated in the year ended December 31, 2007 and prior years will not be subject to dividend withholding tax. The dividend withholding tax rate can be lower than 10% subject to tax treaties between China and foreign countries or regions.

Our subsidiary and affiliated consolidated entities in China are subject to business taxes and related surcharges by various local tax authorities at a rate of 8.5% on our revenues net of our media costs. In addition, our subsidiary and affiliated consolidated entities in China were generally subject to the standard enterprise income tax rate, which was 33% prior to December 31, 2007.

Under the EIT law, PRC enterprises that were subject to a 33% enterprise income tax rate are subject to a 25% enterprise income tax rate commencing January 1, 2008.

Under the EIT Law, enterprises that are established under the laws of foreign countries or regions and whose “de facto management bodies” are located within the PRC territory may be deemed by the PRC tax authorities as PRC resident enterprises, and will be subject to the PRC enterprise income tax at the rate of 25% on their worldwide income. Under the detailed implementation rule of the EIT Law, “de facto management bodies” is defined as the bodies that have material and overall management and control over the business, personnel, accounts and assets of the enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As a result, neither we nor our PRC counsel can be certain as to whether we will be subject to the tax applicable to resident enterprises or non-resident enterprises under the EIT Law. If we and our offshore holding companies are considered to be PRC resident enterprises, we would be subject to the PRC enterprise income tax at the rate of 25% on our worldwide income. In such cases, however, there is no guarantee that the preferential treatments to PRC tax residents will automatically apply to us, such as the withholding tax exemption on dividends between PRC resident companies.

Critical Accounting Policies

We prepare our financial statements in accordance with U.S. GAAP, which requires us to make estimates and assumptions that affect our reporting of, among other things, assets and liabilities, contingent assets and liabilities and net revenues and expenses. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experiences and other factors that we believe to be relevant under the circumstances. Since our financial reporting process inherently relies on the use of estimates and assumptions, our actual results could differ from what we expect. This is especially true with some accounting policies that require higher degrees of judgment than others in their application. We consider the policies discussed below to be critical to an understanding of our audited consolidated financial statements because they involve the greatest reliance on our management’s judgment.

Revenue Recognition

Our revenues are derived from three operating segments: media investment management, advertising agency and branding and identity services.

Media Investment Management

We derive media investment management revenues from the sale of advertising time or other advertising rights that we secure under our media investment management business. The revenues for these sales are recognized when the related advertisement time or right is utilized by the client.

We evaluate our media investment management contracts to determine whether to recognize our revenues on a gross basis or net of the costs of obtaining the associated time slots from the television stations. Our determination is based upon an assessment as to whether we act as a principal or agent when providing our services. We have concluded that we act as principal in media investment management business. Factors that support our conclusion mainly include:

•	we secure the advertising media resources from television channels and, as a result, we bear the risk of ownership and are exposed to the risk that we may not be able to sell the purchased resources;

•	we are able to establish the prices charged to our customers; and

•	we are obligated to pay the television stations regardless of the collection from the advertising customers, and, as a result, we bear the delivery and billing risks for the revenues generated with respect to our services.

Based on these factors, we believe that recognizing revenues from media investment management business on a gross basis is appropriate.

Advertising Agency

We derive advertising agency revenues from commissions received for assisting advertising clients in obtaining advertisement time on television stations, primarily CCTV. In general, the commissions received are based on a percentage of the cost of the advertising time purchased by the client. The commission revenues are recognized as revenues when the related advertising time is utilized by the client, and such revenue recognition does not involve high degree of estimation and judgment.

We evaluate our advertising agency contracts to determine whether to recognize our revenues on a gross basis or net of the costs of obtaining the associated time slots from the television stations. Our determination is based upon an assessment as to whether we act as a principal or agent when providing our services. We have concluded that we act as an agent in advertising agency business. Factors that support our conclusion mainly include:

•	we are not the primary obligor in the related arrangements;

•	we place orders on behalf of the advertising customers, and, as a result, we do not have general inventory risk;

•	we are not able to independently establish prices charged to the advertising customers because such prices are established and negotiated on the basis of the amount charged by television stations;

•	we cannot change the specifications of the services we will be rendering; and

•	we are not able to control the selection of our content suppliers.

Based on these factors, we believe that recognizing revenues from our advertising agency business on a net basis is appropriate.

We also receive sales commissions from television stations, primarily CCTV, equal to a percentage of the aggregate advertising spending for qualifying advertising time purchased and utilized by advertising clients we represent. The sales commissions and performance bonuses we received from television stations may be subject to adjustment. We accrue and recognize commission revenues when we estimate that the amounts of commissions are probable and reasonably estimable. These estimations are based on our past experience and various performance factors set by television stations. Actual amounts of commissions that we will receive from the television stations could differ from our estimations. Historically, the adjustments to our estimations for the actual amounts of commissions have not been material.

We may also receive a performance bonus from CCTV for qualifying as one of its top ten advertising agencies for a calendar year. We recognize revenues equal to the amount of the performance bonus earned only when we are notified of the bonus amount by CCTV. However, CCTV and the other television stations have sole discretion in setting and adjusting the amounts of sales commissions and performance bonuses to be paid to advertising agencies.

Branding and Identity Services

We derive branding and identity services revenues by providing creative design and production management services for the development of advertisements and marketing consulting services. These types of revenues do not involve significant estimates and judgment.

Non-Monetary Transactions

We recognize revenues from non-monetary transactions in which we exchange advertising time slots for equity interests based on the estimated fair value of those equity securities received for services rendered since the fair values of non-marketable equity securities are more readily determinable. Determination of the fair value of those equity securities involves judgment concerning such factors as weighted average cost of capital, or WACC, growth rate, marketability discount and significant adverse effect on the fair value of the investments. Some of the factors require our significant judgment, while, for others, we typically refer to industry benchmarks. Results could differ significantly with different levels of assumptions or factors.

Impairment on Investments in Non-Marketable Securities

We periodically review the investments for other-than-temporary impairment. Determination of whether the impairment is other-than-temporary and measurement of an impairment loss involve management’s judgment on a number of factors. These factors include, but not limited to, determination of fair value of the investment, as discussed above, and whether the impairment is either temporary or other-than-temporary, which involves judgment as to the severity and duration of the decline below fair value. During the year ended December 31, 2009, an other-than-temporary impairment of US$1.9 million for the investments in non-marketable securities was recognized.

Allowance for Doubtful Accounts

We regularly evaluate the collectability of our accounts receivable. We maintain allowances for doubtful accounts when we believe there is a risk to the collectability of accounts receivable. We review the aging analysis of accounts receivable and make an assessment of the collectability of specific customer accounts, including evaluating the credit worthiness and financial condition of our customers and considering our historical experience with bad debts. Actual collections of the accounts receivable could differ significantly from the original estimates. Allowance for doubtful accounts as of December 31, 2009 was US$1.2 million.

Taxation

Uncertainties exist with respect to how the PRC’s EIT Law applies to our overall operations and, more specifically, with regard to tax residency status. The EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered to be residents for PRC income tax purposes if their place of effective management or control is within the PRC. The implementation rules under the EIT Law provide that non-resident legal entities will be considered to be PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting or properties, among others, occur within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, for the purposes of preparing our financial statements, we have assumed that our legal entities organized outside of the PRC will not be treated as residents for purpose of the EIT Law. If one or more of our legal entities organized outside of the PRC were characterized as PRC tax residents, our results of operations could be materially and adversely affected.

Share-Based Compensation

Our share-based payment transactions with directors, employees and consultants are measured based on the grant date fair value of the equity instrument we issued and recognized as compensation expense over the requisite service period based on a graded vesting attribution method, with a corresponding impact reflected in additional paid-in capital.

In 2008 and 2009, we granted options to purchase our ordinary shares to our directors, employees and consultants. See “Management — 2008 Share Incentive Plan.”

The table below sets forth certain information concerning options granted to our directors, employees and consultants on the dates indicated.

	Number of Ordinary		Fair Value of	Fair Value of
	Shares Underlying	Option Exercise	Options at	Ordinary
Grant Date	Options Granted	Price Per Share	Date of Grant	Shares	Type of Valuation
		(US$/Share)	(US$/Share)	(US$/Share)

April 8, 2008	6,162,300	1.00	1.43-1.51	2.35	Contemporaneous
July 7, 2008	750,000	3.15	1.19-1.31	3.35	Contemporaneous
September 2, 2008	136,000	3.15	1.26	3.29	Contemporaneous
January 15, 2009	750,000	3.15	0.66	2.02	Contemporaneous
November 1, 2009	1,078,000	3.40	1.82-1.91	4.00	(1)
April 9, 2010	730,000	3.40	2.62-2.70	5.00	(2)

(1)	The fair value of ordinary shares was determined based on an arm’s length transaction in which we issued ordinary shares to a third party for cash.

(2)	The fair value of ordinary shares was determined based on the midpoint of the estimated initial public offering price range set forth on the cover of this prospectus.

In determining the fair value of our stock options as of April 8, 2008, July 7, 2008, September 2, 2008 and January 15, 2009, we relied on a valuation report prepared by American Appraisal China Limited, or AAC, an independent third-party appraisal firm, based on data we provided. The management determined the fair value of the options to purchase our ordinary shares by using the Black-Scholes option pricing model.

The assumptions used to determine the fair value of the options at the relevant grant dates were as follows:

	April 8, 2008	July 7, 2008	September 2, 2008	January 15, 2009	November 1, 2009	April 9, 2010

Risk-free interest rate	2.76%-3.44%	4.08%-4.64%	4.42%	3.6%	2.24%-2.68%	2.08%-2.56%
Expected dividend yield	0%	0%	0%	0%	0%	0%
Expected volatility	0.50-0.52	0.419-0.435	0.427	0.583	0.540-0.607	0.546-0.580
Expected term (in years)	1.50-2.66 years	2.91-3.58 years	3.58 years	3.56 years	2.75-3.74 years	3.02-3.58 years

Fair value of share option	US$1.43-US$1.51	US$1.19-US$1.31	US$1.26	US$0.66	US$1.82-US$1.91	US$2.62-US$2.70

As we did not have historical share option exercise experience, we estimated the expected term based on vesting term of the awards, estimated post vesting termination behavior and exercise behavior of employees in comparable companies. The volatility of the underlying ordinary shares during the life of the options was estimated based on the historical stock price volatility of comparable listed companies over a period comparable to the expected term of the options. The risk-free interest rate was estimated based on the yield to maturity of China international government bonds with a maturity period close to the expected term of the options. The dividend yield was estimated based on its expected dividend policy over the expected term of the options. We are required to estimate forfeitures at the time of grant and record share-based compensation expenses only for those awards that are expected to vest. If actual forfeitures differ from these estimates, we may need to revise those estimates used in subsequent periods.

If factors change and we employ different assumptions for estimating share-based compensation expenses in future periods or if we decide to use a different valuation model, our share-based compensation in future periods may differ significantly from what we have recorded in prior periods and could materially affect our operating income, net income and net income per share.

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable, which are characteristics not present in our option grants. Existing valuation models, including the Black-Scholes and lattice binomial models, may not provide reliable measures of the fair value of our share-based compensation. Consequently, there is a risk that our estimates of the fair values of our share-based compensation awards on the grant dates may be significantly different from the actual values realized upon the exercise, expiration, early termination or forfeiture of those share-based payments in the future. Certain share-based compensation awards, such as employee share options, may expire worthless or otherwise result in zero intrinsic value as compared to the fair value originally estimated on the grant date and reported in our financial statements. Alternatively, values that are significantly higher than fair values originally estimated on the grant date and reported in our financial statements may be realized from these instruments.

There is currently no market-based mechanism or other practical application to verify the reliability and accuracy of the estimates stemming from these valuation models, nor is there a means to compare and adjust the estimates to actual values.

A further input into the Black-Sholes model is the fair value of our ordinary shares at the date of the grant. As a private company with no quoted market in our ordinary shares we need to estimate the fair value of our ordinary shares at the relevant grant dates. The determination of the fair value of our ordinary shares requires complex and subjective judgments to be made regarding our projected financial and operating results, our unique business risks, the liquidity of our shares and our operating history and prospects at the time of each grant.

In determining the fair values of our ordinary shares as of each option grant date other than November 1, 2009, a combination of (i) the discounted cash flow, or DCF, method of the income approach and (ii) the market approach was used. We believed that both the DCF method and the market approach are appropriate in appraising our equity value, and did not believe that one approach is more appropriate than the other. Therefore, equal weighting was assigned to the market approach and the income approach.

For the income approach, we utilized DCF analysis based on our projected cash flow and our management’s best estimation as of the valuation dates. The projected cash flow and estimation include, among other things, analysis of projected revenue growth, gross margins, effective tax rates, capital expenditures and working capital requirements. The income approach involves applying appropriate discount rates to estimated cash flows that are based on earnings forecasts. The assumptions used in deriving the fair value of our ordinary shares are consistent with our business plan. These assumptions include: no material changes in the existing political, legal, fiscal and economic conditions in China; our ability to recruit and retain competent management, key personnel and technical staff to support our ongoing operation; and no material deviation in industry trends and market conditions from economic forecasts. These assumptions are inherently uncertain and subjective. The risks associated with achieving our forecasts were assessed in selecting the appropriate discount rates which had been determined to be 19%, 18%, 17.5% and 17.5% as of April 8, 2008, July 7, 2008, September 2, 2008 and January 15, 2009, respectively. The discount rate were based on estimated market required rate of return for investing in our company, which were derived by using the Capital Asset Pricing Model, a method that market participants commonly use to price securities. The change in WACC was the combined result of the changes in the risk-free rate, industry-average correlated relative volatility coefficient beta, equity risk premium, size of our company, scale of our business and our ability in achieving forecast projections.

For the market approach, we considered the market profile and performance of twelve guideline companies engaged in advertising industry and used such information to derive market multiples. We then calculated the following two multiples for the guideline companies, enterprise value to sales multiple, or EV/ Sales, and enterprise value to earnings before interest and tax, or EV/ EBIT. Due to the different growth rates, profit margins and risk levels between us and the guideline companies, we made price multiple adjustments.

Discount for lack of marketability, or DLOM, was also applied to reflect the fact that there is no ready public market for our shares as we are a closely held private company. When determining the discount for lack of marketability, the Black Scholes option model was used. Under the option-pricing method, the cost of the put option, which can hedge the price change before the privately held shares can be sold, was considered as a basis to determine the discount for lack of marketability. Based on the analysis, DLOM of 16%, 15%, 15% and 15% was used for valuation of our ordinary shares, as of April 8, 2008, July 7, 2008, September 2, 2008 and January 15, 2009, respectively.

The option-pricing method was used to allocate equity value of our company to preferred and ordinary shares, taking into account the guidance prescribed by the American Institute Certified Public Accounts (AICPA) Audit and Accounting Practice Aid on Valuation of Privately-Held-Company Equity Securities Issued as Compensation, or the Practice Aid. This method involves making estimates of the anticipated timing of a potential liquidity event, such as a sale of our company or an initial public offering, and estimates of the volatility of our equity securities. The anticipated timing is based on the plans of our board and management. Estimating the volatility of the share price of a privately held company is complex because there is no readily available market for the shares. The volatility of our shares was estimated based on historical volatility of comparable listed companies’ shares. Had we used different estimates of volatility, the allocations between preferred and ordinary shares would have been different.

The fair value of the ordinary shares underlying the options increased from US$2.35 per share for the April 8, 2008 grants to US$3.35 per share for the July 7, 2008 grants, and US$3.29 per share for the September 2, 2008 grants. We believe the general increase in the fair value of the ordinary shares from April 1, 2008 to September 30, 2008 was primarily attributable to the following factors:

•	We were planning for our initial public offering;

•	In June 2008, we negotiated with CCTV for the 2008 Olympics advertising resources, and these resources contributed significant revenue and net profit during the Olympics period. We also strengthened the soft advertising cooperation with CCTV-5;

•	We continued to bolster our management and sales and marketing functions by recruiting key employees. The headcount also increased from 198 as of March 31, 2008 to 262 as of June 30, 2008, and 307 as of September 30, 2008;

•	In February 2008, we entered into exclusive agency arrangements with Shanghai Dragon Television. Under these arrangements, we purchased all of the advertising time and other advertising rights on Shanghai Dragon Television for the whole 2008 starting from April 2008, and we also strengthened the sales and marketing team and recruited key employees as mentioned above. In addition, we helped Shanghai Dragon Television design certain programs to make them more attractive, which resulted in a significant improvement of the ranking of Shanghai Dragon Television among satellite television channels;

•	Our results of operations and financial position improved significantly since April 8, 2008;

•	In July and August 2008, we issued Series A preferred shares for net proceeds of US$48.7 million, which was a milestone in the Company’s history as it was our first round of financing. The achievement of such a milestone means that the uncertainty and risk perceived by investors in achieving our business plan was reduced. Accordingly, the discount rate, which is based on the market participant’s required rate of return, was lowered which resulted in an increase in our overall equity value and hence an increase in the estimated fair value of our ordinary shares. The issuance price of the Series A preferred shares was higher than the fair value of our ordinary shares because the liquidation preference and redemption rights associated with the Series A preferred shares provide more downside protection to the holders of our Series A preferred shares than holders of our ordinary shares.

The fair value of the ordinary shares was determined to be US$2.02 as of January 15, 2009. The decrease in fair value was primarily due to the then-current market and general economic conditions. The global financial markets experienced significant disruptions beginning in September 2008. The Chinese economy had also slowed down significantly since the fourth quarter of 2008 which could have caused our clients to reduce their advertising budgets, which would have had a negative impact on our business, operating results and financial condition.

The fair value of the ordinary shares was determined to be US$4.00 as of November 1, 2009 and January 20, 2010. We believe the increase in the fair value of the ordinary shares from US$2.02 as of January 15, 2009 to US$4.00 as of November 1, 2009 and January 20, 2010 was primarily due to the following factors:

•	We strengthened our senior management team in 2009, in line with the business expansion and growth;

•	We continued to strengthen our sales and marketing teams. The headcount of our sales and marketing teams increased from 187 as of December 31, 2008 to 204 as of December 31, 2009. Meanwhile, we reorganized and streamlined our sales and marketing teams in an effort to provide better professional services to our clients;

•	Due to the recovery of general economic conditions, our clients increased their advertising budgets in the second half of 2009, which had a positive impact on our business, results of operations and financial condition; and

•	In general, the global financial markets recovered during 2009. Market sentiment towards China-based publicly-traded companies improved during that period, which resulted in an overall appreciation in the market value of their shares. For example, the Hang Seng China Enterprises Index that tracks the performance of various China-based stocks on the Hong Kong Stock Exchange generally increased during 2009 and closed at 7,042.36 on January 15, 2009, 12,769.36 on October 30, 2009 and 12,282.09 on January 20, 2010. The NASDAQ China Index also generally increased in 2009 and closed at 102.99 on January 15, 2009, 159.99 on October 30, 2009 and 178.65 on January 20, 2010.

Since January 20, 2010, we believe the following factors have contributed to the increase in the fair value of our ordinary shares from US$4.00 as of November 1, 2009 and January 20, 2010 to US$5.00, the mid-point of the estimated initial offering price range shown on the front cover of this prospectus.

•	We entered into two new exclusive contracts with respect to two CCTV television programs on January 30, 2010. Under the exclusive arrangements, we purchased all of the advertising time on these two CCTV programs from February 1, 2010 to December 31, 2010. We have also been recruiting sales and marketing staff and allocating the necessary resources for these new advertising media resources since January 30, 2010;

•	During the period from January 20, 2010 to February 11, 2010, our sales and marketing team secured a greater amount of advertising placement revenues than previously anticipated by our management. As a result, we have already confirmed a significant portion of our forecasted advertising placement revenues for the remainder of 2010. In addition, the total number of our advertisers has increased more than previously anticipated by our management since January 20, 2010;

•	On January 20, 2010, we formed a joint venture with international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. Vizeum is an international media network and part of Aegis Group, one of the world’s leading marketing communications groups. We believe that our joint venture complements our existing businesses and provides us with an enhanced service platform that enables us to attract new advertising clients and expand our customer base. As part of the global network of Vizeum, our joint venture provides a platform for us to expand our services to domestic clients that value the services and expertise of international 4A advertising agencies, as well as a gateway for our multinational and domestic clients seeking to advertise internationally. In addition, our collaboration with Aegis Media enables us to leverage the experience and expertise of Aegis Media to further enhance our capabilities in offering integrated marketing solutions, in particular, in digital and other new media platforms. We believe that our joint venture further distinguishes us from domestic and international 4A advertising agencies and enhances the competitiveness of our services;

•	On January 20, 2010, we issued ordinary shares to Aegis Media for gross proceeds of US$49.6 million, which was a significant milestone in the development of our advertising agency business. Aegis Media has appointed one director to serve on our board of directors and is involved in our management and decision making process. Aegis Media is one of the world’s leading marketing communications companies, and we believe its participation in the management and decision-making process of our company will contribute significant value to us;

•	We have further strengthened our financial reporting, accounting, internal control and budgeting processes. In anticipation of this offering, we have strengthened our corporate governance by forming an audit committee, a compensation committee and a corporate governance and nominating committee and adopted a code of business conduct and ethics and an insider trading policy. We will also be required to comply with Section 404 of the Sarbanes-Oxley Act in 2011. As a result, we have implemented, and will continue to implement, a number of internal control policies and measures; and

•	The initial public offering will create a public market for our Class A ordinary shares, which will eliminate the discount previously applied for the lack of marketability.

Our Selected Quarterly Results of Operations

The following table presents our selected unaudited quarterly results of operations for the eight quarters in the period from January 1, 2008 to December 31, 2009. This information should be read together with our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements for the quarters presented on the same basis as our audited consolidated financial statements. The unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that we consider necessary for a fair presentation of our financial position and operating results for the quarters presented. The historical quarterly results presented below are not necessarily indicative of the results that may be expected for any future quarters or periods.

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008	2009	2009	2009	2009

Revenues
Media investment management	14,635	19,010	21,687	23,934	20,084	17,858	25,056	24,277
Advertising agency	1,932	2,638	5,427	3,595	3,519	3,155	3,573	5,054
Branding and identity services	1,644	940	908	1,464	655	828	672	1,311

Total revenues	18,211	22,588	28,022	28,993	24,258	21,841	29,301	30,642

Cost of revenues
Media investment management	15,740	15,489	16,157	16,057	19,338	14,019	18,666	16,515
Advertising agency	312	406	571	480	497	397	512	651
Branding and identity services	1,181	617	324	738	277	509	253	529

Total cost of revenues	17,233	16,512	17,052	17,275	20,112	14,925	19,431	17,695

Gross profit	978	6,076	10,970	11,718	4,146	6,916	9,870	12,947

Operating expenses
Selling and marketing expenses	998	1,945	2,608	2,817	2,545	2,622	2,454	3,358
General and administrative expenses	253	633	1,053	1,522	1,020	863	1,955	1,722

	For the Three Months Ended
	March 31,	June 30,	September 30,	December 31,	March 31,	June 30,	September 30,	December 31,
	2008	2008	2008	2008	2009	2009	2009	2009

Total operating expenses	1,251	2,578	3,661	4,339	3,565	3,485	4,409	5,080
Operating profit	(273)	3,498	7,309	7,379	581	3,431	5,461	7,867
Interest income	53	47	116	449	171	125	129	150
Impairment on investments in non-marketable equity securities	—	—	—	—	—	—	(1,940)	—
Realized gain from sales of equity securities	111	—	—	—	—	—	—	—
Other income (loss)	—	(36)	9	—	44	—	—	—

Income before income tax expense	(109)	3,509	7,434	7,828	796	3,556	3,650	8,017
Income tax expense	(2)	50	111	116	39	174	180	359

Net income	(107)	3,459	7,323	7,712	757	3,382	3,470	7,658

Share-based compensation expenses during the related periods included in:
Cost of revenues	—	8	7	10	1	1	1	14
Selling and marketing expenses	—	354	437	463	453	334	247	447
General and administrative expenses	—	172	166	193	196	195	186	209

Our business is affected by seasonal trends. In particular, our total revenues are typically greater in the third and fourth quarters of each year compared to the first two quarters of each year due to the seasonal trends of the advertising industry in China. Clients typically allocate a relatively larger advertising budget to the third and fourth quarters of each year. Our cost of revenues fluctuates from quarter to quarter mainly due to changes in the cost of the advertising media resources that we secure pursuant to exclusive arrangements during a particular period. Our sales and marketing expenses are typically greater in the fourth quarter of each year because of activities that we organize annually in the fourth quarter to promote our advertising media resources and advertising services. Other factors that may cause our quarterly operating results to fluctuate include, among others, changes in general economic conditions in China, overall advertising spending of advertisers, the availability and pricing of advertising time slots and the impact of unforeseen events.

Results of Operations

Selected Consolidated Financial Information

The following table sets forth selected consolidated operating income information for the relevant periods:

	For the Year Ended December 31,
	2007		2008		2009
		% of Total		% of Total		% of Total
	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(US$ in thousands, except share and per share data and percentages)

Revenues:
Media investment management	8,182	38.4%	79,266	81.0%	87,275	82.3%
Advertising agency	9,420	44.2%	13,592	13.9%	15,301	14.4%
Branding and identity services	3,687	17.4%	4,956	5.1%	3,466	3.3%

Total revenues	21,289	100.0%	97,814	100%	106,042	100.0%

	For the Year Ended December 31,
	2007		2008		2009
		% of Total		% of Total		% of Total
	Amount	Revenues	Amount	Revenues	Amount	Revenues
	(US$ in thousands, except share and per share data and percentages)

Cost of revenues:
Media investment management	4,685	22.0%	63,443	64.9%	68,538	64.6%
Advertising agency	1,084	5.1%	1,769	1.8%	2,057	1.9%
Branding and identity services	2,073	9.7%	2,860	2.9%	1,568	1.5%

Total cost of revenues	7,842	36.8%	68,072	69.6%	72,163	68.0%

Gross profit	13,447	63.2%	29,742	30.4%	33,879	32.0%

Selling and marketing expenses	2,583	12.2%	8,368	8.6%	10,979	10.4%
General and administrative expenses	472	2.2%	3,461	3.5%	5,560	5.2%

Total operating expenses	3,055	14.4%	11,829	12.1%	16,539	15.6%

Operating profit	10,392	48.8%	17,913	18.3%	17,340	16.4%

Interest income	232	1.1%	665	0.7%	575	0.5%
Impairment on investments in non-marketable equity securities	—	—	—	—	(1,940)	(1.8%)
Realized gain from sales of equity securities	1,103	5.2%	111	0.1%	—	—
Other income	94	0.4%	(27)	—	44	—

Income before income tax expense	11,821	55.5%	18,662	19.1%	16,019	15.1%
Income tax expense	21	0.1%	275	0.3%	752	0.7%

Net income	11,800	55.4%	18,387	18.8%	15,267	14.4%

Net income per share:
Basic	0.24		0.27		0.07
Diluted	0.24		0.27		0.07
Shares used in computation of net income per share:
Basic	50,000,000		50,000,000		50,000,000
Diluted	50,000,000		50,406,264		52,011,348

Year Ended 2009 Compared to Year Ended 2008

Total Revenues.  Our total revenues increased by 8.4% to US$106.0 million in 2009 from US$97.8 million in 2008. The increase in the revenues from our media investment management and advertising agency business was partially offset by a decrease in our branding and identity services revenues.

•	Our media investment management revenues increased by 10.1% to US$87.3 million in 2009 from US$79.3 million in 2008 primarily due to our continued efforts to secure attractive advertising media resources and cross-sell such media assets to our clients. In particular, the amount of advertising media assets that we secured on satellite television stations increased in 2009 as we entered into exclusive agency arrangements with Tianjin Satellite Television. The revenues from our exclusive agency arrangement with Tianjin Satellite Television were partially offset by the decrease in revenues from our exclusive agency arrangement with Shanghai Dragon Television, which was due to a decrease in purchases of advertising time and other advertising rights as a result of our shift in focus on selling such advertising time and rights allocated to domestic clients. In particular, revenues from our exclusive agency arrangement with Shanghai Dragon Television decreased by 29.6% from 2008 to 2009, while our exclusive agency arrangement with Tianjin Satellite Television commenced in 2009 and therefore did not generate any revenues in 2008. Our prior exclusive agency arrangement with Hubei Satellite Television, which had an original three-year term expiring at the end of 2010, was terminated in February 2009 without penalty. In respect of Hubei Satellite Television, we did not recognize any revenues in 2008 and recognized less than US$0.2 million of revenue in 2009. Therefore, the termination of our exclusive agency arrangement with Hubei Satellite Television did not have a material effect on our results of operations.

•	Our advertising agency revenues increased by 12.6% to US$15.3 million in 2009 from US$13.6 million in 2008, primarily due to the increase in the average value of advertisements we placed on behalf of our advertising clients and, to a lesser extent, the increase in the volume of advertisements we placed. We also attribute the increase in revenues from our advertising agency business to a slight general increase in the commissions that we receive from television stations and clients for the placement of advertisements. Due to an increase in competition in 2009, there has been a slight increase in the average rebates and commissions from television stations in the PRC advertising industry, but we cannot ascertain whether this trend will continue.

•	Our branding and identity services revenues decreased by 30.1% to US$3.5 million in 2009 from US$5.0 million in 2008 primarily due to the general decline in the overall economy in China as a result of the global financial crisis. We believe that such decline adversely impacted the budget of our clients allocated to the creation of the advertisements. In particular, we created and produced fewer advertising campaigns for our clients in 2009 than in 2008.

Cost of Revenues.  Our cost of revenues increased by 6.0% to US$72.2 million in 2009 from US$68.1 million in 2008.

•	Our cost of revenues for our media investment management business increased by 8.0% to US$68.5 million in 2009 from US$63.4 million in 2008, primarily due to an increase in the cost of advertising media assets that we have secured under our exclusive agency arrangements. In particular, the cost of securing the advertising media resources increased from 2008 to 2009, which more than offset a refund of US$3.7 million in connection with advertising time slots withdrawn from Shanghai Dragon Television due to the Sichuan earthquake in May 2008, which was recorded as a reduction in costs of revenues in 2009. We also secured advertising time on another satellite television station, Tianjin Satellite Television, under an exclusive agency arrangement. Our cost of securing advertising time on Shanghai Dragon Television decreased by 37.7% from 2008 to 2009 because we purchased less advertising time and other advertising rights from Shanghai Dragon Television as a result of our shift in focus on selling such advertising time and rights allocated to domestic clients, while our exclusive agency arrangement with Tianjin Satellite Television commenced in 2009 and therefore did not incur any cost of revenues in 2008.

•	Our cost of revenues for our advertising agency business increased by 16.3% to US$2.1 million in 2009 from US$1.8 million in 2008. The increase in the cost of our revenues for our advertising agency business is primarily due to an increase in salaries and benefits as a result of a general expansion in our advertising agency business team.

•	Our cost of revenues for our branding and identity services business decreased by 45.2% to US$1.6 million in 2009 from US$2.9 million in 2008 primarily due to the fact that we produced a fewer number of advertisements for our clients in 2009, and as a result, the corresponding production costs decreased during this period.

Gross Profit.  As a result of the foregoing, our overall gross profit increased by 13.9% to US$33.9 million in 2009 from US$29.7 million in 2008. Our gross margin increased to 32.0% in 2009 from 30.4% in 2008.

•	Our media investment management business generated a gross profit of US$18.7 million in 2009, representing a gross margin of 21.5%, and US$15.8 million in 2008, representing a gross margin of 20.0%. Since we account for our media investment management revenues on a gross basis, we realize a lower gross margin from this business compared to our advertising agency business. The gross margin for our media investment management business increased in 2009 primarily because we recognized the refund of US$3.7 million in connection with advertising time slots withdrawn from Shanghai Dragon Television due to the Sichuan earthquake in May 2008, which was recorded as a reduction in cost of revenues in 2009.

•	Our advertising agency business generated a gross profit of US$13.2 million in 2009, representing a gross margin of 86.6%, and US$11.8 million in 2008, representing a gross margin of 87.0%. Since we account for our advertising agency revenues on a net basis, we realize a higher gross margin for this business than our other businesses.

•	Our branding and identity business generated a gross profit of US$1.9 million in 2009, representing a gross margin of 54.8%, and US$2.1 million in 2008, representing a gross margin of 42.3%. The increase in gross profit is primarily due to the fact that our cost of revenues decreased at a faster pace than the decrease in our revenues for our branding and identity services business. We produced a fewer number of advertisements for our clients in 2009.

Operating Expenses.  Our operating expenses increased significantly by 39.8% to US$16.5 million in 2009 from US$11.8 million in 2008.

•	Our selling and marketing expenses increased significantly by 31.2% to US$11.0 million in 2009 from US$8.4 million in 2008 primarily due to an increase in employees engaged in selling and marketing activities, which led to increases in cash compensation expenses, share-based compensation expenses, office rental expenses and miscellaneous office expenses.

•	Our general and administrative expenses increased significantly by 60.6% to US$5.6 million in 2009 from US$3.5 million in 2008, primarily as a result of an allowance for doubtful accounts we recognized in the amount of US$1.2 million in 2009. The increase in general and administrative expenses was also attributable to an increase in the personnel cost of our management and administrative staff and related expenses as we expanded our operations. Moreover, our share-based compensation expense as a result of granting stock options to our general and administrative personnel was US$0.8 million in 2009, compared to US$0.5 million in 2008.

Operating Profit.  As a result of the foregoing, our operating profit decreased by 3.2% to US$17.3 million in 2009 from US$17.9 million in 2008.

Interest Income.  Our interest income decreased by 13.5% to US$0.6 million in 2009 from US$0.7 million in 2008 primarily because average cash balance was lower in 2009 than in 2008.

Impairment on Investments in Non-marketable Equity Securities.  In 2009, we recognized an impairment on investments in non-marketable equity securities of US$1.9 million, compared to nil in 2008. The impairment charges in 2009 related to our investments in equity securities in two PRC cost-method investees, which we acquired in 2008 as a result of our entry into non-monetary transactions whereby we exchanged advertising time slots on one of our exclusive television channels for non-marketable equity securities in the two entities. See “— Liquidity and Capital Resources — Non-Monetary Transactions” below.

Net Income.  As a result of the foregoing, our net income decreased by 17.0% to US$15.3 million in 2009 from US$18.4 million in 2008.

Year Ended 2008 Compared to Year Ended 2007

Total Revenues.  Our total revenues increased significantly by 359.5% to US$97.8 million in 2008 from US$21.3 million in 2007.

•	Our media investment management revenues increased significantly by 868.8% to US$79.3 million for 2008 from US$8.2 million for 2007, primarily due to an increase in revenue from our exclusive agency arrangement with Shanghai Dragon Television, which became effective on January 1, 2008. Prior to 2008, our media investment management revenues were derived from advertising resources on CCTV that we secured pursuant to exclusive agency arrangements. However, beginning in 2008, our media investment management resources also included those from our exclusive agency arrangements with satellite television stations.

•	Our advertising agency revenues increased by 44.3% to US$13.6 million in 2008 from US$9.4 million in 2007. The increase in advertising agency revenues was primarily due to an increase in the total advertising spending for the advertisements we placed on behalf of our advertising clients. The advertisements we placed on behalf of our clients on CCTV during the Olympics period contributed significantly to our advertising agency revenue. In particular, the total spending for advertisements we placed on behalf of our clients increased by 35.0% in 2008.

•	Our branding and identity services revenues increased by 34.4% to US$5.0 million in 2008 from US$3.7 million in 2007 due to an increase in the number of engagements we received from a greater number of advertising clients to provide creative design and production management services to create their advertisements as we continued to develop our branding and identity business.

Cost of Revenues. Our cost of revenues increased significantly by 768.0% to US$68.1 million in 2008 from US$7.8 million in 2007.

•	Our cost of revenues for our media investment management business increased significantly by 1254.2% to US$63.4 million in 2008 from US$4.7 million in 2007, primarily due to the exclusive agency arrangement with Shanghai Dragon Television, which commenced on January 1, 2008 and our exclusive agency arrangements with Hubei Satellite Television, which commenced on January 1, 2008 and was terminated on February 3, 2009.

•	Our cost of revenues for our advertising agency business increased by 63.2% to US$1.8 million in 2008 from US$1.1 million in 2007 due to a general expansion in our advertising agency business and an increase in the number of our employees engaged in this business.

•	Our cost of revenues for our branding and identity services business increased by 38.0% to US$2.9 million in 2008 from US$2.1 million in 2007 primarily due to an increase in our costs of production as a result of the increase in the number of advertisements that we created and produced for our advertising clients 2008.

Gross Profit. As a result of the foregoing, our overall gross profit increased by 121.2% to US$29.7 million in 2008 from US$13.4 million in 2007. Our gross margin decreased to 30.4% in 2008 from 63.2% in 2007 primarily due to the decrease in the gross margin of our media investment management business.

•	Our media investment management business generated a gross profit of US$15.8 million in 2008, representing a gross margin of 20.0%, and US$3.5 million in 2007, representing a gross margin of 42.7%. Since we account for our media investment management revenues on a gross basis, we realize a lower gross margin from this business compared to our advertising agency business. The gross margin for our media investment management business decreased in 2008 because our exclusive agency arrangement with Shanghai Dragon Television, which represented the most significant portion of our media investment management revenues, generated a relatively lower gross margin compared to the television programs on CCTV that we had secured pursuant to exclusive arrangements in 2007.

•	Our advertising agency business generated a gross profit of US$11.8 million in 2008, representing a gross margin of 87.0%, and US$8.3 million in 2007, representing a gross margin of 88.5%. Since we account for our advertising agency revenues on a net basis, we realize a higher gross margin for this business than our other businesses.

•	Our branding and identity services business generated a gross profit of US$2.1 million in 2008, representing a gross margin of 42.3%, and US$1.6 million in 2007, representing a gross margin of 43.8%.

Operating Expenses. Our operating expenses increased significantly by 287.2% to US$11.8 million in 2008 from US$3.1 million in 2007.

•	Our selling and marketing expenses increased significantly by 224.0% to US$8.4 million in 2008 from US$2.6 million in 2007 primarily due to an increase in our sales related expenses and an increase in personnel expenses related to the expansion of our media investment management business. As a result of our exclusive agency arrangements with satellite television channels, including Shanghai Dragon Television, which commenced on January 1, 2008, we employed a greater number of direct sales personnel to sell the advertising media resources we acquired on these television channels. In addition, we incurred a share-based compensation expense of US$1.3 million in 2008 as a result of granting stock options to our selling and marketing personnel, while such cost was nil in 2007.

•	Our general and administrative expenses increased significantly by 633.3% to US$3.5 million for 2008 from US$0.5 million in 2007, primarily as a result of an increase in the personnel cost of our management and administrative staff and related expenses as we expanded our operations. In addition, we incurred a share-based compensation expense of US$0.5 million in 2008 as a result of granting stock options to our general and administrative personnel, while such cost was nil in 2007.

Operating Profit. As a result of the foregoing, our operating profit increased by 72.4% to US$17.9 million in 2008 from US$10.4 million in 2007.

Interest Income. Our interest income increased by 186.6% to US$0.7 million in 2008 from US$0.2 million in 2007, as our average cash balances in our interest bearing accounts were higher in 2008 due to the US$48.7 million in total proceeds we received from the issuance of our Series A preferred shares in 2008.

Realized Gain from Sales of Equity Securities and Other Income. In 2008, we realized a gain of US$0.1 million from the sale of equity securities. We do not intend to engage in the trading of equity securities in public markets in the future.

Net Income. As a result of the foregoing, our net income increased by 55.8% to US$18.4 million in 2008 from US$11.8 million in 2007.

Liquidity and Capital Resources

Our primary sources of liquidity have historically been cash generated from our operations. As of December 31, 2009, we had approximately US$54.7 million in cash and cash equivalents. Our cash and cash equivalents generally consist of cash on hand. We expect to require cash to fund our ongoing business needs, particularly media payments due to the television channels with which we have entered into exclusive advertising agency agreements, payments to directors and other service providers for the production of advertisements and salary and benefits and material costs and expenses. Other cash needs include primarily the working capital for our daily operations and securing advertising media resources under our media investment management business.

We expect to use cash generated in our media investment management business to make payments under our exclusive agency arrangements with respect to advertising rights on two satellite television channels, Shanghai Dragon Television and Tianjin Satellite Television, and four programs on CCTV. As of December 31, 2009, we were obligated under our agreements with television stations to make payments of approximately US$52.4 million in the aggregate for 2010. Subsequent to December 31, 2009, we entered into additional exclusive agency arrangements with certain television channels with aggregate payment obligations of an additional US$57.1 million due in 2010. Under our exclusive agency arrangements, we use cash to pay for the advertising time and other advertising rights in advance, and we generate cash from selling these advertising media resources to advertisers. If we fail to generate enough cash from the sales of these advertising media resources to meet our payment obligations to the television channels, our liquidity, financial condition and results of operations would be adversely affected. See “Risk Factors — Risk Relating to Our Business — Our media investment management business may not produce the expected returns and may result in significant losses.” As we continue to expand our media investment management business, we expect an increase in our cash needs. However, we expect to generate revenues as we sell the advertising time and other advertising rights secured under the exclusive agency arrangements and expect these revenues to largely offset the cost of revenues incurred under these exclusive agency arrangements. In addition, we do not expect our joint venture with Aegis Media to have a material effect on our liquidity in 2010 as the joint venture is expected to generate cash from its operations that will adequately address its cash requirements.

Our affiliated consolidated entities declared dividends of approximately RMB180.1 million in March 2008, of which RMB43.0 million was paid in August 2009. Our affiliated consolidated entities plan to pay the remaining amount of RMB137.1 million from cash provided by their operating activities. Our consolidated affiliated entities expect to pay this unpaid dividend to Mr. He Dang within 36 months after the completion of this offering. While the unpaid dividend is payable upon the demand of Mr. He Dang, we currently expect Mr. He Dang to request payment of RMB99.0 million of the unpaid dividend in 2010 and the remaining RMB38.1 million in one or more payments by the end of 2013. However, neither we nor any of our consolidated affiliated entities has entered into any written arrangements with respect to the payment of this unpaid dividend. We will use cash to repay the promissory note in the principal amount of US$19.6 million due on January 20, 2011, with an annual interest rate of 4.75%, issued to Mr. He Dang in connection with the investment by Aegis Media. The holder of the promissory note may demand acceleration of the payment of the outstanding principal amount and accrued interest at any time after the completion of this offering. Until July 1, 2010, Aegis Media has an option to require us to repurchase all or a portion of the ordinary shares held by Aegis Media if we are in breach of our obligations under our joint venture as a result of our failure to procure entry by specified clients into agreements with the joint venture by April 30, 2010 or the failure of such agreements to meet specified revenue targets. On April 16, 2010, we received a written acknowledgement from Aegis Media that we have fully satisfied our obligations to procure entry by specified clients into agreements with the joint venture and that such agreements have met specified revenue targets. We believe that our cash and cash equivalents, anticipated cash flow from operations and the proceeds from the sale of our Series A preferred shares to Chaview Investment Limited in August 2008 and the investment by Aegis Media in our company and related transactions in January 2010 will be sufficient to meet our anticipated cash needs at least through 2011.

The following table sets forth a summary of our cash flows for the periods indicated:

	For the Year Ended December 31,
	2007	2008	2009
	(US$ in thousands)

Net cash provided by (used in) operating activities	23,413	(25,837)	750
Net cash provided by (used in) investing activities	956	(947)	(485)
Net cash provided by (used in) financing activities	258	48,725	(6,308)
Effect of changes in exchange rate	1,741	2,406	(43)
Net increase/decrease in cash and cash equivalents	26,368	24,347	(6,086)
Cash and cash equivalents at the beginning of the year	10,108	36,476	60,823
Cash and cash equivalents at the end of the year	36,476	60,823	54,737

Operating Activities

Net cash provided by operating activities consists primarily of our net income adjusted by non-cash adjustments such as depreciation of fixed assets, as well as changes in current assets and liabilities such as accounts receivable and accounts payable. Our net cash provided by operating activities amounted to US$23.4 million in 2007 and our net cash used in operating activities amounted to US$25.8 million in 2008, respectively. Despite an increase in our net income for 2008, our net cash provided by operating activities decreased significantly in 2008. In 2008, we used cash in operating activities instead of generating cash from operating activities as a result of a significant increase in accounts receivable of US$24.7 million in 2008, combined with a decrease in accounts payable of US$28.1 million, which was partially offset by an increase in advances from customers of US$13.1 million. We attribute the increase in accounts receivable and prepaid expenses primarily to the expansion of our media investment management business, which generally provides longer payment terms to our clients in order to conform to the longer payment terms generally offered by satellite television channels in China, compared with CCTV channels. The increase in prepaid expenses was due to the requirement that we pay in advance in order to secure advertising media resources pursuant to exclusive agency arrangements. The decrease in accounts payable was primarily due to a shortening of the average payment terms in our advertising agency business, as certain television channels required payment from advertising agencies within a shorter time frame in 2008. We also attribute a portion of the decrease in net cash provided by operating activities in 2008 to an increase in non-monetary transactions for the reasons described below.

Our net cash provided by operating activities was US$0.8 million in 2009 compared to net cash used in operating activities of US$25.8 million in 2008, primarily as a result of a decrease in accounts receivable, as we received payments from our clients for services we provided, and a smaller decrease in accounts payable for the media cost paid to television channels. However, in 2009, we also used significantly more cash for prepaid expenses in connection with purchasing advertising media assets on behalf of our clients.

Non-Monetary Transactions

We acquired minority non-marketable equity interests in two PRC companies in March and May 2008, respectively, in each case in exchange for advertising time slots that we secured on a satellite television channel. As a result, we recognized total revenues of US$3.5 million and US$0.2 million under non-monetary transactions with respect to the above two investments in 2008 and 2009, respectively. We valued our non-marketable equity interests in those two companies at US$1.9 million as of December 31, 2009, compared to US$3.8 million as of December 31, 2008. In 2009, we recorded impairment loss of US$1.9 million on those investments. We do not intend to enter into similar transactions in the future. See Note 5 to our consolidated financial statements included elsewhere in this prospectus.

Investing Activities

Net cash used in investing activities largely reflects our capital expenditures, which consists of purchases of fixed assets, such as computers and other office equipment. Our net cash used in investing activities amounted to US$0.9 million and US$0.5 million in 2008 and 2009, respectively. The decrease of net cash used in investing activities is primarily due to the decrease in the acquisition of fixed assets in 2009. In 2007, we had net cash provided by investing activities of US$956,000 due to a one-time investment gain we realized from the purchase and sale of equity securities. In 2007, we subscribed for shares of a company that completed its initial public offering in China, and sold the securities in 2007 for a capital gain. We expect our net cash used in investing activities to increase in the near future as we continue to expand our business, but we do not expect the increase to have a material impact on our future liquidity or cash position.

Financing Activities

In 2007, we had net cash provided by financing activities of US$0.3 million, which consisted of capital contributions from our shareholder. In 2008, we had net cash provided by financing activities of US$48.7 million, which consisted of proceeds from the issuance of our Series A preferred shares. In 2009, we had net cash used in financing activities of US$6.3 million, which primarily consisted of partial payment of previously declared dividend to our shareholder.

In addition, we generated a net increase in cash of US$8.2 million from financing activities in January 2010 as a result of the investment by Aegis Media. However, we will use cash to repay the promissory note in the principal amount of US$19.6 million due on January 20, 2011, with an annual interest rate of 4.75%, issued to Mr. He Dang in connection with the repurchase of his shares as part of the transactions with Aegis Media. The holder of the promissory note may demand acceleration of the payment of the outstanding principal amount and accrued interest at any time after the completion of this offering.

Contractual Obligations and Commercial Commitments

The following table sets forth our contractual obligations and commercial commitments as of December 31, 2009. Other than such obligations and the contractual obligations described below, we had no other contractual obligations or commercial commitments as of December 31, 2009:

	Payments Due by Period
		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years
	(US$ in thousands)

Operating lease obligations	1,933	737	756	440	—
Purchase obligations	52,445	52,445	—	—	—

Total	54,378	53,182	756	440	—

Our purchase obligations as of December 31, 2009 consisted of our payment obligations under our exclusive agency arrangements with certain television stations. Subsequent to December 31, 2009, we entered into additional exclusive agency arrangements with certain television channels with aggregate payment obligations of an additional US$57.1 million due in 2010. We currently have exclusive agency arrangements with respect to advertising rights on Shanghai Dragon Television and Tianjin Satellite Television, as well as on four programs on CCTV.

Off-Balance Sheet Commitments and Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. In addition, we have not entered into any derivative contracts that are indexed to our own shares and classified as shareholder’s equity, or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. Moreover, we do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Quantitative and Qualitative Disclosure About Market Risk

Foreign Exchange Risk

The value of the Renminbi against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies, including U.S. dollars, has been based on rates set by the People’s Bank of China. On July 21, 2005, the PRC government changed its policy of pegging the value of the Renminbi to the U.S. dollar. Under that policy, the Renminbi was permitted to fluctuate within a band against a basket of certain foreign currencies. As a result, the Renminbi appreciated against the U.S. dollar by 17.5% from July 21, 2005 to December 31, 2009. There remains significant international pressure on the PRC government to adopt a substantial liberalization of its currency policy, which could result in a further and more significant appreciation in the value of the Renminbi against the U.S. dollar.

We use the U.S. dollar as our functional and reporting currency for our financial statements. All transactions in currencies other than the U.S. dollar during the year are re-measured at the exchange rates prevailing on the respective relevant dates of such transactions. Monetary assets and liabilities existing at the balance sheet date denominated in currencies other than the U.S. dollar are re-measured at the exchange rates prevailing on such date. Exchange differences are recorded in our consolidated income statement. The financial records of our PRC subsidiary and affiliated consolidated entities are maintained in local currency, the Renminbi, which is their functional currency. Assets and liabilities are translated at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the year. Translation adjustments are reported as cumulative translation adjustments and are shown as a separate component of accumulated other comprehensive income in the statement of shareholders’ equity and comprehensive income. Transaction gains and losses are recognized in the statements of operations in other income (expenses).

Fluctuations in exchange rates also affect our balance sheet. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of paying dividends on our ordinary shares or ADSs or for other business purposes, depreciation of the Renminbi against the U.S. dollar would have a negative effect on the corresponding U.S. dollar amount available to us. Considering the amount of our cash and cash equivalents as of December 31, 2009, a 1.0% change in the exchange rates between the Renminbi and the U.S. dollar would result in an increase or decrease of approximately US$0.5 million to our total cash and cash equivalents.

Interest Rate Risk

We do not have any outstanding long-term or short-term loans. Our exposure to interest rate risk primarily relates to interest income generated by excess cash invested in liquid investments with original maturities of three months or less. We have not used any derivative financial instruments to manage our interest risk exposure. Interest-earning instruments carry a degree of interest rate risk. We have not been exposed, nor do we anticipate being exposed, to material risks due to changes in interest rates. However, our future interest income may be lower than expected due to changes in market interest rates.

Inflation

Inflation in China has not materially impacted our results of operations in recent years. According to the National Bureau of Statistics of China, the change of consumer price index in China was 4.8% and 5.9% in 2007 and 2008, respectively.

Newly Adopted Accounting Pronouncements

Effective January 1, 2009, we adopted an authoritative pronouncement issued by the Financial Accounting Standards Board, or FASB on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. We have applied this guidance to business combinations completed since January 1, 2009.

On January 1, 2009, we adopted an authoritative pronouncement issued by the FASB regarding interim disclosures about fair value of financial instruments. The pronouncement requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements of publicly traded companies. The pronouncement also requires those disclosures in summarized financial information at interim reporting periods. The adoption of this pronouncement did not have any significant impact on our financial condition or results of operations.

Effective January 1, 2009, we adopted an authoritative pronouncement issued by the FASB regarding recognition and presentation of other-than-temporary impairments. The pronouncement amends the other-than-temporary impairment pronouncement in U.S. GAAP for debt securities to make the pronouncement more operational, and improves the presentation and disclosure of other-than-temporary impairments on debt and equity securities in financial statements. The adoption of this pronouncement did not have any significant impact on our financial condition or results of operations. Effective April 1, 2009, we adopted authoritative pronouncement issued by the FASB regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The pronouncement provides clarification on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and on identifying circumstances that indicate a transaction that is not orderly. The pronouncement emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under the then current market conditions. The adoption of this pronouncement did not have any significant impact on our financial condition or results of operations.

Effective July 1, 2009, we adopted the new Accounting Standards Codification, or the ASC, as issued by the FASB. The ASC has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities and provides that all such pronouncement carries an equal level of authority. The ASC is not intended to change or alter existing GAAP. The ASC is effective for interim and annual periods ending after September 15, 2009. The adoption of the ASC did not have any significant impact on our financial condition or results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

On June 12, 2009, the FASB issued an authoritative pronouncement, which changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement retains the scope of the previously issued pronouncement but adds entities previously considered qualifying special purpose entities, or QSPEs, since the concept of these entities was eliminated by the FASB. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. We do not expect the adoption of this pronouncement to have a significant effect on our financial condition or results of operations.

On September 23, 2009, the FASB issued an authoritative pronouncement regarding revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. We do not expect the adoption of this pronouncement to have a significant effect on our financial condition or results of operations.

In January 2010, the FASB issued an authoritative guidance on accounting for distributions to shareholders with components of stock and cash. The objective of this new guidance is to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected prospectively in earnings per share and is not considered a stock dividend for purposes of accounting treatment of equity and earnings per share. This new guidance is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. We do not expect the impact, if any, of this standard on our consolidated financial statements to be significant.

In January 2010, the FASB issued an authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary. The objective of this guidance is to address implementation issues related to changes in ownership provisions. This guidance clarifies that decreases in ownership provisions within the overall guidance on consolidation apply to:

•	A subsidiary or group of assets that is a business or nonprofit activity.

•	A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture.

•	An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including equity method investee or joint venture).

This guidance clarifies that the decrease in ownership provisions within the overall guidance on consolidation does not apply to the following transactions even if they involve businesses:

•	Sales in substance of real estate.

•	Conveyances of oil and gas mineral rights.

This guidance also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective in the period in which an entity adopts the authoritative guidance on noncontrolling interests in consolidated financial statements. If an entity has previously adopted the guidance on noncontrolling interests in consolidated financial statements, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Retrospective application to the first period that an entity adopted the guidance on noncontrolling interests in consolidated financial statements is required. We are currently assessing the impact, if any, of this standard on our consolidated financial statements.

OUR INDUSTRY

China Advertising Industry

Overview

According to ZenithOptimedia, China has the largest advertising market in Asia Pacific excluding Japan, as measured by total advertising expenditure, with an estimated advertising expenditure of approximately US$20.3 billion in 2009, accounting for 32.3% of the total estimated advertising expenditure in Asia Pacific excluding Japan in that year. ZenithOptimedia projected that the advertising market in China would be one of the fastest growing in the world, with a compounded annual growth rate, or CAGR, of 10.7% from US$20.3 billion in 2009 to US$27.5 billion in 2012, compared to 0.6% in the United States and negative 0.4% in Japan in the same period. In 2012, China is projected to account for 34.5% of the total advertising expenditure in Asia Pacific excluding Japan. The following chart sets forth the size of China’s overall advertising market from 2006 to 2012:

Source: Advertising Expenditure Forecasts (December 2009), ZenithOptimedia

The following table highlights historical and estimated advertising spending and 2009-2012 CAGRs of the ten countries with the highest advertising spending in the world in 2009:

		Top Ten Countries by Advertising Spending Globally (US$ in millions)
									’09-’12
		2006	2007	2008	2009E	2010E	2011E	2012E	CAGR

1	United States	173,434	177,653	170,218	148,315	144,408	146,654	150,879	0.6%
2	Japan	46,419	46,763	44,947	41,163	39,837	39,897	40,709	−0.4%
3	Germany	26,404	27,628	27,540	24,852	24,490	25,164	26,057	1.6%
4	China	14,590	16,642	18,895	20,291	22,411	24,744	27,511	10.7%
5	UK	22,145	23,554	22,810	19,794	19,403	19,611	19,940	0.2%
6	France	14,474	14,928	14,946	13,533	13,746	14,194	14,580	2.5%
7	Brazil	7,784	9,742	11,563	11,679	13,062	13,836	15,027	8.8%
8	Italy	12,645	13,042	12,684	10,935	10,954	11,306	11,741	2.4%
9	Australia	8,831	9,832	10,177	9,636	9,866	10,207	10,534	3.0%
10	Canada	8,637	9,105	9,545	8,657	8,869	9,160	9,503	3.2%
	Worldwide	456,770	484,973	489,422	438,889	442,622	459,523	481,154	3.1%

Source: Advertising Expenditure Forecasts (December 2009), ZenithOptimedia

Driven by economic growth.  The growth of China’s advertising market is driven in part by the rapid increase in household disposable income and consumption of urban residents in China. The National Bureau of Statistics of China reported that the annual disposable income per capita of urban households in China increased from RMB8,472 in 2003 to RMB17,175 in 2009, representing a CAGR of 12.5%.

Room for sustained growth.  We believe the advertising market in China has the potential for considerable and sustained growth due to the current relatively low levels of advertising expenditure per capita and advertising expenditure as a percentage of gross domestic product, or GDP, in China compared to other countries.

The following table sets forth the advertising expenditure per capita and as a percentage of GDP in the countries and regions listed below for 2008.

	Advertising	Advertising
	Expenditure per	Expenditure as
	Capita (US$)	% of GDP

China	14.1	0.44
Hong Kong	470.5	1.52
Japan	353.1	0.92
South Korea	166.2	0.86
Taiwan	66.9	0.37
UK	372.5	0.85
USA	546.1	1.19

Source: Advertising Expenditure Forecasts (December 2009), ZenithOptimedia

According to a report commissioned by us and prepared by CTR, after deducting the estimated discounts generally given to advertisers advertising on various media platforms, television accounted for 74.3% of the total advertising spending in China in 2009 and is expected to account for 73.9% of the total advertising spending in China in 2012.

The following table sets forth the television advertising spending as a percentage of total advertising spending in China from 2007 to 2012:

Television
Advertising
Spending as % of
Total Advertising
Year	Spending

2007	74.1%
2008	73.5%
2009	74.3%
2010E	73.8%
2011E	73.8%
2012E	73.9%

Source: Market Research Report on China’s Television Advertising Market (January 2010), CTR

China’s Television Industry

Overview

According to the 2009 China TV Rating Yearbook published by the Communications University of China, China has the largest television audience in the world with approximately 1,236 million viewers in 2008. The television penetration of households in China was 97.9% in 2008, with an average of 1.32 television sets in each household.

Television is one of the most important media formats in China. According to the 2009 China TV Rating Yearbook, people in China watched an average of approximately three hours of television each day in 2008.

Television Broadcasting Landscape

All of the television stations based in China are controlled by the PRC government and are subject to stringent regulations. China’s television industry currently operates primarily at three administrative levels, namely national-, provincial- (including autonomous regions and directly administered municipalities) and city/county-level. Television coverage in China primarily consists of satellite television, terrestrial television and cable television.

According to the 2009 China TV Rating Yearbook, China had 277 television stations, including CCTV, provincial television stations and city/county-level television stations as of the end of 2008. CCTV operates the most viewed national television station with 15 satellite channels, most of which have 24-hour nationwide broadcasting. In 2008, China had 46 satellite television channels operated by provincial-level television stations and television stations of some cities in China. Below is a diagram of the relationship between the various levels of television stations in China.

Satellite television channels in China are received by a local television operator and then transmitted to homes via terrestrial or cable television signals. Pursuant to relevant PRC policies, at least one local broadcasting network in each region in China is required to relay transmission of CCTV-1, thus transmitting CCTV-1 signals to virtually every Chinese household that has a television. Other CCTV and provincial satellite television channels must enter into arrangements with terrestrial or cable broadcasting networks in different regions in China to achieve nationwide coverage. Below is a table of the top 20 satellite channels in China ranked by their penetration rates in 2008.

		Penetration
Rank	Channel	(%)

1	CCTV-1	97.1
2	CCTV-2	86.9
3	CCTV-7	85.3
4	CCTV-4	83.6
5	CCTV-3	83.3
6	CCTV-5	83.1
7	CCTV-6	82.9
8	CCTV-8	81.9
9	CCTV Children	80.8
10	CCTV News	79.7
11	Shandong Satellite TV	78.5
12	CCTV-10	78.2
13	Anhui Satellite TV	78.2
14	Jiangsu Satellite TV	77.8
15	CCTV-11	76.9
16	Zhejiang Satellite TV	75.6
17	Sichuan Satellite TV	75.3
18	Hunan Satellite TV	75.3
19	Shanghai Dragon TV	71.7
20	China Education-1	69.5

Source: 2009 China TV Rating Yearbook

Despite high penetration of provincial satellite television channels in China, CCTV satellite channels generally enjoy higher market shares based on viewership levels. CCTV satellite channels accounted for seven of the top ten channels by market share in China for 2009.

		2009
		Market
		Share
Rank	Channel	(%)

1	CCTV-1	5.8
2	Hunan Satellite TV	3.5
3	CCTV-6	3.4
4	CCTV-3	3.2
5	CCTV-8	2.9
6	CCTV-5	2.3
7	Jiangsu Satellite TV	2.1
8	Zhejiang Satellite TV	2.1
9	CCTV-4	2.0
10	CCTV-News	1.7
11	CCTV-2	1.5
12	CCTV-Children	1.5
13	Beijing Satellite TV	1.5
14	Anhui Satellite TV	1.3
15	CCTV-10	1.2
16	Jiangxi Satellite TV-1	1.1
17	CCTV-12	1.1
18	Shanghai Dragon TV	1.0
19	Shandong Satellite TV	1.0
20	Liaoning Satellite TV	1.0
21	Chongqing Satellite TV	1.0
22	Sichuan Satellite TV	0.9
23	Tianjin Satellite TV	0.9
24	CCTV-7	0.8
25	Hubei Satellite TV	0.7
26	Heilongjiang Satellite TV	0.7
27	Henan Satellite TV-1	0.6
28	Yunnan Satellite TV-1	0.6
29	Shenzhen Satellite TV-1	0.5
30	Fujian Satellite TV	0.5
31	Guangxi Satellite T	0.5
32	Jilin Satellite TV	0.5
33	Hebei Satellite TV	0.5
34	CCTV-11	0.5
35	Guizhou Satellite TV	0.5
36	Guangdong Satellite TV	0.4
37	Shaanxi Satellite TV	0.3
38	Shanxi Satellite TV	0.3
39	Inner Mongolia Satellite TV	0.3
40	The Travel Channel	0.2
41	CCTV-Music	0.2
42	Tibet-2 (Chinese)	0.1
43	Qinghai Satellite TV	0.1
44	Ningxia Satellite TV	0.1
45	Gansu Satellite TV	0.1
46	Xinjiang-1 (Chinese)	0.1
47	CCTV-9	0.0

Source: CSM research

Television Viewership Trends

According to the 2009 China TV Rating Yearbook, Chinese viewers watched an average of approximately three hours of television each day in 2008. The average viewership during the prime-time advertising time reached approximately 46% in 2008.

China Central Television

CCTV is the single largest national television network in China in terms of market penetration, with its channels accounting for all of China’s top ten television channels by penetration in 2008. Its channels also have the largest market shares based on viewership levels, accounting for nine of China’s top ten television channels in 2008. Below is a list of CCTV channels and their content focus.

Channel	Content Focus

CCTV-1	Mixed Programming
CCTV-2	Economy
CCTV-3	Arts
CCTV-4	International (Mandarin)
CCTV-5	Sports
CCTV-6	Movies
CCTV-7	Children / Military / Agriculture
CCTV-8	Drama
CCTV-9	International (in English)
CCTV-10	Science and Education
CCTV-11	Chinese Opera
CCTV-12	Society and Law
CCTV-News	News
CCTV-Children	Children
CCTV-Music	Music

Source: CCTV

Many of CCTV’s programs have much larger viewer bases than programs on other television stations. For example, CCTV’s thirty-minute evening daily news, Xinwen Lianbo, broadcasted at 7:00 p.m. Beijing Time, is widely regarded as the most important news program in China. Jiaodian Fangtan, broadcasted immediately after Xinwen Lianbo, is a news program focusing on in-depth analysis and commentary with respect to current events. According to the 2009 China TV Rating Yearbook, Xinwen Lianbo and Jiaodian Fangtan ranked top 1 and 4 out of all news programs broadcasted in China in 2008, respectively, based on viewership levels. In addition, CCTV’s annual special event featuring the Chinese New Year celebration, the CCTV New Year’s Gala, is among the most watched television programs in China.

Provincial Satellite Television Channels

Each of China’s 31 provinces, autonomous regions and directly administrated municipalities operates one provincial-level television station. These stations generally operate several terrestrial channels with coverage within their area of administration and are allowed to operate one or more satellite channels. In addition, a few city-level television stations in China also operate a satellite television channel. The television programs aired on the provincial satellite channels typically aim to attract a nationwide audience across China, while a portion of these television programs are tailored for the preference of viewers in the provinces where the satellite television channels are based, such as local news and weather reports. Provincial satellite television channels usually have their signals carried by terrestrial or cable broadcasting networks located in their home provinces. To reach regions beyond their home provinces, provincial television channels must enter into arrangements with terrestrial or cable broadcasting networks in those regions. The provincial satellite television channels normally have a larger audience in their home provinces than in most other regions.

China’s Television Advertising Market

Television advertising accounts for the largest portion of the total advertising expenditure in China among different forms of media. According to ZenithOptimedia, China’s estimated total expenditure on television advertising was US$7.9 billion in 2009. ZenithOptimedia projected that China’s total expenditure on television advertising would grow to US$11.3 billion in 2012, representing a CAGR of 12.3% from 2009 to 2012, compared to 1.2% in the United States and negative 2.1% in Japan during the same period. The following chart sets forth the size of China’s television advertising market from 2006 to 2012:

Source: Advertising Expenditure Forecasts (December 2009), ZenithOptimedia

We believe spending on television advertising in China will continue to grow as a large number of companies operating in China continue to focus on building their brand names. Television advertising plays a critical role in these companies’ overall advertising strategies because television is generally regarded as more effective than other forms of media in China largely due to television’s ability to reach a nationwide audience. In addition, with limited Internet penetration in China, television generally enjoys an advantage over other forms of media as it has the ability to offer a stronger visual impact on viewers when it comes to advertising, which attracts advertisers that target a nationwide audience.

The local terrestrial channels in China that transmit CCTV-1 signals, or have entered into arrangements to transmit television signals of other CCTV channels and provincial satellite channels, are not permitted to inject their own programming or advertising into the broadcasts of CCTV or provincial satellite television channels being transmitted by them.

According to a report commissioned by us and prepared by CTR, after deducting the estimated discounts generally given to advertisers advertising on television channels in China, CCTV accounted for 36.1% of China’s television advertising market share in terms of advertising spending in 2009, while other channels accounted for the remaining 63.9%.

The following chart sets forth the television advertising market share breakdown by channel in China in 2009:

Source: Market Research Report on China’s Television Advertising Market (January 2010), CTR

Advertising on CCTV

Given CCTV’s leading penetration and viewership share, CCTV has attracted a significant share of the television advertising spending in China. Other television stations often refer to CCTV’s listed prices as a benchmark in determining prices for their advertising time. According to CCTV, the total advertising revenues of CCTV channels in 2008 were RMB16.1 billion.

Among the CCTV channels, CCTV-1 generates the highest advertising sales, a majority of which are attributable to its prime-time advertising time. CCTV reported that the aggregate bid amount for CCTV’s prime-time advertising time for 2010 totaled RMB11.0 billion. The following chart sets forth the aggregate bid amounts on CCTV’s prime-time advertising time for the years indicated.

Source: CCTV annual report 2008, press release

According to a report commissioned by us and prepared by CTR, we ranked first in terms of bid amounts placed on CCTV’s prime-time advertising time for 2010 and placed 21.1% of the total bid amounts on CCTV’s prime-time advertising time, compared to the second, third and fourth ranked advertising agencies, which placed 13.6%, 11.0% and 6.1% of the total bid amounts on CCTV’s prime-time advertising time for 2010, respectively.

In addition to the nationwide coverage and relatively high viewership, we believe advertising on CCTV has also been particularly attractive to advertisers seeking to build their brands due to the prestige of the CCTV brand name.

Advertising on Provincial Satellite Channels

Provincial satellite television channels in China have attracted an increasing number of advertisers in recent years. Advertising on provincial satellite television channels has also been less expensive than that on CCTV.

Provincial satellite television channels are characterized by relatively higher viewership levels in the provinces where they are based, while maintaining substantial nationwide coverage, as compared to CCTV channels, which have a high nationwide penetration without geographic viewer concentration. We believe this characteristic has proved attractive to advertisers who seek to achieve nationwide coverage and want to target particular provinces or regions. For example, Shanghai Dragon Television is based in Shanghai, one of the most economically developed cities in China, and attracts an audience with a larger percentage of viewers with relatively higher average incomes and educational attainment compared to other satellite television channels, according to CSM Media Research, or CSM. Advertisers targeting high-end consumers may be interested in placing advertisements on Shanghai Dragon Television. In addition, advertisers may advertise on multiple provincial satellite channels which have different areas of coverage concentration to achieve similar coverage as CCTV. Advertising on multiple provincial satellite channels can be more cost effective than on CCTV channels and achieve comparable nationwide coverage while having the ability to target specific geographic markets.

China’s Television Advertising Agencies

China’s television advertising service industry is highly fragmented with numerous advertising agencies. Many Chinese advertising agencies are in the early stage of development and tend to be small in size and have more limited talents and financial and client resources compared to 4A advertising agencies. Many of these small advertising agencies mainly focus on the resale of advertising time without significant value-added to advertisers, as they are not capable of providing integrated one-stop solutions for these advertisers. Advertisers in China often have to engage more than one advertising agency for the services they demand because many Chinese advertising agencies lack the ability to provide comprehensive advertising services.

Many international advertising clients engage 4A advertising agencies on a global basis for their advertising requirements, including their marketing activities in China. The 4A advertising agencies typically provide such advertising services through their affiliated companies in China. Although these 4A advertising agencies generally maintain strong relationships with their international advertisers operating in China, large Chinese advertisers have often chosen to work with Chinese advertising agencies for their understanding of the Chinese culture and advertising market.

BUSINESS

Overview

We believe we are the leading domestic television advertising agency in China, according to a report commissioned by us and prepared by CTR, as measured by the total value of successful bids of the prime-time advertising time for 2010 on CCTV, which is generally regarded as the most coveted television advertising time in China. According to CCTV, we ranked first in terms of the total advertising spending for the advertisements we placed on behalf of clients on CCTV channels in each of the six consecutive years from 2004 to 2009. In addition, we believe that, with exclusive agency arrangements with two satellite television channels, Shanghai Dragon Television and Tianjin Satellite Television, and four programs on CCTV, we have established a leading television media investment management business in China. We (i) offer a broad range of television advertising agency services from planning and managing the advertising campaigns to creating and placing the advertisements, and (ii) engage in media investment management through identifying, securing and selling of television advertising resources.

Advertising Agency and Branding and Identity Services

We place advertisements for our clients on a broad array of television channels, including CCTV and satellite and regional television channels and, on a smaller scale, on other media platforms, including Internet and out-of-home media. The total advertising spending for the advertisements we placed on behalf of the clients under our advertising agency business increased from US$188.8 million in 2007 to US$254.9 million in 2008 and to US$288.0 million in 2009. We derive our advertising agency revenues from the commissions paid by clients for the planning and placement of these advertisements and from the commissions and performance bonuses received from the television channels and other advertising media platforms on which we place the advertisements, and such commissions are generally calculated as a percentage of the total advertising spending by our clients.

We have established a diversified client base of Chinese companies that includes many of the leading brand names in China. Our clients include well-recognized brand names in China across many industries, such as China Telecom, PICC, Agricultural Bank of China, China CITIC Bank, Snowbeer, Yunnan Baiyao, C-Bons, Wahaha and Midea. In the aggregate, these nine clients accounted for approximately 16.8% and 18.1% of our total revenues in 2008 and 2009, respectively. Our clients also include emerging domestic leading brands, such as Bosideng, Lolo, Chery Automobile and Feihe Dairy, that have used our services to further build their brands nationally.

We have expertise in helping our clients secure prime-time advertising time on CCTV, which is generally regarded as the most coveted television advertising time in China. The prime-time advertising time on CCTV includes the advertising time during prime-time television programs and special events, and is sold pursuant to CCTV’s annual Golden-Time Public Auction process. According to CCTV, for each of the seven consecutive years from 2004 to 2010, we ranked first out of all advertising agencies for the total value of successful bids of the prime-time advertising time on CCTV. In each of the six consecutive years from 2004 to 2009, we also ranked first in terms of the total advertising spending for the advertisements we placed on behalf of clients on CCTV channels.

We distinguish ourselves from many of our domestic competitors with our ability to offer integrated advertising solutions to our advertising clients that cover a wide range of advertising agency services, including: (i) market research; (ii) branding strategies; (iii) creative design, development and production of advertisements; (iv) procurement of advertising media resources and placement of advertisements; (v) public relations; and (vi) overall management of advertising campaigns, all specifically tailored for the Chinese market. Furthermore, we utilize an information-based approach to understanding the advertising industry through our database of market research data, ratings information and past campaign performance, as well as expert systems and algorithms that we have developed internally.

Media Investment Management

Under our media investment management business, we, through a series of exclusive agency arrangements, secure all or a portion of the advertising time and other advertising rights, which include soft advertising, such as sponsorship, on a specific television channel or television program and sell such advertising media resources. The total advertising spending for the advertisements that were placed on our advertising media resources increased from US$8.2 million in 2007 to US$79.3 million in 2008 and to US$87.3 million in 2009. Under this business, we recognize total advertising spending as our revenue. Through the media investment management business, we provide clients with access to our advertising media resources that we have secured on a network of television channels with targeted geographic coverage and viewership. We currently have exclusive agency arrangements with Shanghai Dragon Television and Tianjin Satellite Television to secure all or a portion of the advertising time on these satellite television channels, as well as with CCTV to secure advertising rights on several programs on CCTV.

We offer the satellite television channels with which we have exclusive arrangements from the opportunity to attract our advertising spending blue-chip advertising clients. For example, after we started operating the exclusive arrangement with Tianjin Satellite Television on January 1, 2009, the number of brands for which advertising spending of more than RMB100,000 was placed on Tianjin Satellite Television increased to 531 in 2009 from 331 in 2008. We believe that this increase is partly attributable to the introduction of our clients to Tianjin Satellite Television in 2009. We also work with television channels and programs to help enhance the attractiveness of their programs, expand their viewer base and achieve higher ratings. As a result, we have established a network of media resources that we believe are attractive not only to our core clients base but also new advertising clients.

We believe that there is a mutually beneficial relationship between our agency and media investment businesses. Our cross-selling of the advertising media resources from our media investment management business to blue-chip clients from our agency business benefits both our clients and the television channels or programs, as the channels or programs can gain more blue-chip advertisers and our clients can have more targeted television advertising options. We believe that the media investment management business will also in turn help introduce to us more advertising clients that we can cross-sell our agency services, and help increase the clients’ total advertising spending with us.

Joint Venture with Aegis Media

In January 2010, we formed a joint venture with international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. Vizeum is an international media network and part of Aegis Group, one of the world’s leading marketing communications groups. We believe that our joint venture complements our existing businesses and provides us with an enhanced service platform that enables us to attract new advertising clients and expand our customer base. As part of the global network of Vizeum, our joint venture also provides a platform for us to expand our services to multinational domestic clients that value the services and expertise of international 4A advertising agencies, as well as a gateway for our domestic clients seeking to advertise internationally. In addition, our collaboration with Aegis Media enables us to leverage the experience and expertise of Aegis Media to further enhance our capabilities in offering integrated marketing solutions, in particular, in digital and other new media platforms. We believe that our joint venture further distinguishes us from domestic and international 4A advertising agencies and enhances the competitiveness of our services.

The total amount of advertising spending for our advertising agency and media investment management businesses was US$197.0 million, US$334.2 million and US$375.3 million in 2007, 2008 and 2009, respectively. Overall, we generated total revenues of US$21.3 million, US$97.8 million and US$106.0 million in 2007, 2008 and 2009, respectively.

Our Competitive Strengths

We believe that the following strengths give us a competitive advantage and set us apart from our competitors:

Leading domestic television advertising agency in China

We believe we are the leading domestic television advertising agency in China, according to a report commissioned by us and prepared by CTR, as measured by the total value of successful bids of the prime-time advertising time for 2010 on CCTV, which is generally regarded as the most coveted television advertising time in China. In particular, we have become the largest advertising agency on CCTV, the single largest national television network in China, in terms of the total advertising spending for the advertisements we placed on behalf of our advertising clients on CCTV. We were selected as one of CCTV’s Top Ten Advertising Agencies, initially in 1996 and subsequently from 2000 to 2010. In addition, according to CCTV, for each of the six consecutive years from 2004 to 2009, we ranked first out of all advertising agencies in terms of the total advertising spending on CCTV for the advertisements we placed on behalf of our advertising clients. We also ranked first out of all advertising agencies in China for successful bids of the prime-time advertising time on CCTV-1, which is generally regarded as the most coveted television advertising time in China, for each of the seven consecutive years from 2004 to 2010. In each of those seven years, we represented clients in purchasing approximately 20% of the total advertising spending of prime-time advertising time on CCTV. Moreover, we have a broad array of television channel coverage and have placed advertisements on behalf of our clients on satellite and regional channels in addition to CCTV.

Diversified client base of both blue-chip and emerging leading brands

We have established a diversified client base of Chinese corporate clients, many of whom represent the leading brands in their respective industries in China. For example, one of our largest clients is China Telecom, which is one of the three major telecommunications operators in China. Our significant clients include many other well-known brand names in China, such as PICC, Agricultural Bank of China, China CITIC Bank, Snowbeer, Yunnan Baiyao, C-Bons, Wahaha and Midea. Our clients also include emerging domestic leading brands, such as Bosideng, Lolo, Chery Automobile and Feihe Dairy, that have used our service to further build their brands nationally. For the year ended December 31, 2009, we provided services to a total of over 450 advertising clients.

Since we represent a significant percentage of the successful bids for the CCTV prime-time advertising time and offer alternative media resources, we generally have been able to satisfy the demands of multiple clients vying for the same advertising time by coordinating and arranging solutions. Our ability to satisfy our clients’ demands and offer a broad range of services allows us to develop and strengthen the trust of our clients as we assist them in the management of their advertising strategies and the allocation of their advertising budgets. As a result, these capabilities have generated a high level of recurring business for us. Seven of our top ten advertising clients in 2009, measured by the total advertising spending for advertisements placed by us, have been our clients for over three years.

Broad range of integrated and customized advertising agency solutions

We distinguish ourselves from many of our competitors with our ability to provide a broad range of integrated advertising solutions. Our integrated solutions include: (i) market research; (ii) branding strategies; (iii) creative design, development and production of advertisements; (iv) procurement of advertising media resources and placement of advertisements; (v) public relations; and (vi) overall management of advertising campaigns, all specifically tailored for the Chinese market. We believe our broad range of integrated and customized advertising solutions, specifically tailored for the Chinese market, give us a competitive advantage over many other domestic advertising agencies, and has thus allowed us to establish a diversified client base of blue-chip Chinese companies. For example, we have expanded the scope of our business relationship with China Telecom over time to provide it with advertising services that included creation, production and placement of its advertisements as well as participation in the management of its branding and advertising strategies. In some cases, China Telecom selected our services in a competitive review process that included other agencies including the international 4A advertising agencies.

Our deep understanding of the advertising industry, advertising media and culture in China distinguishes us from larger overseas advertising agencies, as well as smaller domestic advertising agencies, in competing for advertisers targeting the Chinese markets. In particular, to enhance the effectiveness of our advertising agency solutions, we have established a database of market research data, ratings information and past campaign performance that are derived from both internal and third-party sources. Coupled with expert systems and algorithms that we have developed internally, as well as our experience and expertise in the Chinese advertising market, our database provides us with the ability to analyze and integrate large amounts of data to identify insights that enhances our ability to place effective advertisements on behalf of our clients while optimizing the cost. We supplement this quantitative market data with qualitative research by organizing periodic gatherings of key clients and industry leaders to exchange insights and uncover trends in the Chinese advertising market. We believe that this information-based approach provides us with a competitive advantage in providing effective advertising services. For example, in 2009, we provided Midea, a leading manufacturer of household appliances in China, with customized advertising solutions that included market research, creative design and advertisement production, in addition to media planning and buying services, for its soy milk makers. Midea observed a ten-fold increase in revenue from the sales of its soy milk makers from 2008 to 2009 and credited our customized advertising solutions as a factor contributing to this revenue increase.

Long-standing, collaborative relationship with CCTV supplemented with exclusive and non-exclusive agency arrangements with selected satellite television channels

We believe that we have built a long-standing, collaborative relationship with CCTV through our successful track record over the past decade and our diversified client base and that CCTV values this relationship. Each year, in preparation for the annual auction process for the sale of the prime-time advertising time, we hold a series of meetings with CCTV and our clients to elicit suggestions and feedback. We also created marketing videos for CCTV’s advertising department for each of 2005, 2006, 2007, 2008 and 2009.

We have established a strong relationship with selected satellite television channels by bringing them our blue-chip Chinese advertising clients and our insights into the television advertising industry in China. Currently, we have secured exclusive agency arrangements with two satellite television channels: Shanghai Dragon Television and Tianjin Satellite Television. Shanghai Dragon Television and Tianjin Satellite Television serve Shanghai and Tianjin, respectively, which are two of the most active and affluent metropolitan areas in China. Shanghai Dragon Television, in particular, reaches an audience with higher average income and educational attainment compared to viewers of many other satellite television channels in China, according to CSM. In addition, we have entered into non-exclusive agency arrangements with Hubei Satellite Television, Shenzhen Satellite Television, Liaoning Satellite Television, Anhui Satellite Television, Chongqing Satellite Television, Guizhou Satellite Television and Shanxi Satellite Television. We believe that significant growth opportunities exist for some of these satellite television channels. Moreover, as China’s television and advertising industries continue to transform, we believe that our proven track record and blue-chip clients will make us well-positioned to capture this opportunity and further strengthen our relationships with satellite television channels by forming additional exclusive and non-exclusive agency arrangements.

Experience with managing television media resources

We believe our close relationship with our advertising clients and deep knowledge of the television advertising industry in China help us identify and secure additional advertising media resources under our exclusive agency arrangements. In addition, our prior experience with operating exclusive agency arrangements with respect to certain television programs and special events on CCTV as well as satellite television stations prepares us well to expand our media investment management business. In addition to our exclusive agency arrangements, we have also entered into non-exclusive arrangements with selected satellite television stations to secure advertising media assets. These arrangements allow us to offer the advertising time and other advertising rights we have secured to our clients, which are expected to bring additional revenues to us from existing clients and attract new clients, as well as provide valuable opportunities for our clients to gain more exposure and reinforce their advertising campaigns outside of the CCTV network. We believe that our ability to anticipate industry trends and identify promising advertising media resources also allows us to offer our clients effective and more economical advertising solutions.

In addition, our ability to cross-sell the advertising media resources we have access to under our exclusive and non-exclusive agency arrangements to our blue-chip client base benefits both our advertising clients and the media resources. For example, China CITIC Bank, an existing client that previously did not advertise on Shanghai Dragon Television, became the exclusive sponsor of the program “My Hero 2008” on Shanghai Dragon Television in 2008. By becoming the exclusive sponsor of this program, China CITIC Bank gained advertising exposure on Shanghai Dragon Television and Shanghai Dragon Television gained a new blue-chip advertiser. We believe that our exclusive agency arrangements with the satellite television channels provide more options to our advertising clients to execute advertising campaigns that reach a wide audience, while specifically targeting designated geographic areas or populations.

We also provide media consultancy services for our exclusive agency television channels to help them enhance the attractiveness of their programs, expand their viewer base and achieve higher ratings, which in turn may make the advertising time more valuable. As part of these services, our advisory team, which includes leading experts from the television and advertising industries, provides advice on programming. For example, in 2008, our advisory team collaborated with Shanghai Dragon Television to develop and produce the new television charity program “My Hero 2008” and related television events, as part of a series of programming changes and adjustments launched by Shanghai Dragon Television on May 12, 2008. According to CSM, Shanghai Dragon Television’s ranking among provincial satellite television channels in terms of viewership improved, from the fourteenth position, with an average daily viewership of 0.098%, for the period from January 1, 2008 to May 12, 2008, to the third position, with an average daily viewership of 0.179%, for the period from May 12, 2008 to July 2, 2008. We believe that our media consultancy services to Shanghai Dragon Television contributed to that improvement in the viewership rankings and to further improvements in Shanghai Dragon Television’s viewership rankings and competitiveness among satellite television channels, in particular, as a result of our subsequent services in 2008 and 2009 with respect to programming and distribution strategies.

Strategic alliance with an international 4A advertising agency that provides an enhanced service platform

In January 2010, we formed a joint venture with international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. We believe that our joint venture complements our existing businesses and provides us with an enhanced service platform that enables us to attract new advertising clients and expand our customer base. Our joint venture provides us with immediate access to not only international customers including Nikon, Carlsberg and Mango, but also an established international 4A advertising agency that has been in China for over six years. As part of the global network of Vizeum, our joint venture also provides a platform for us to expand our services to domestic clients that value the services and expertise of international 4A advertising agencies, and serves as a gateway for our domestic clients seeking to advertise internationally, which enables us to further customize our strategies to address the differing needs of clients. In addition, our collaboration with Aegis Media enables us to leverage the experience and expertise of Aegis Media to further enhance our capabilities in offering integrated marketing solutions and adopting industry best practices. By combining our deep understanding of the advertising industry, advertising media and culture in China with the international expertise and global resources of an international 4A advertising agency, we believe that our joint venture further distinguishes us from domestic and international 4A advertising agencies and enhances the competitiveness of our services.

Strong management team and professionals with industry expertise

We have a strong management team that possesses intimate knowledge of the television and advertising industries in China and has helped us evolve our business model over time. In particular, our founder, chairman and chief executive officer, Mr. He Dang, has over fourteen years of experience in the television advertising industry and has developed close relationships with the television channels in China and with Chinese advertising clients. Mr. He Dang has won many industry awards during his career. He was named one of the ten persons of the year in the Chinese advertising industry jointly by Advertising Pointer, a magazine focusing on advertising in China, and several other organizations in 2004 and 2005, and an outstanding young entrepreneur by Beijing Municipal Bureau of Personnel and Beijing Association of Youth in 2007. Mr. Dang was also named the 2008 Top Contributor in Affecting and Promoting Chinese Brand by the Chief Brand Officer magazine, and the Jin Yuan Award for Top 10 Leaders in Advertising Industry in 2009 by the Advertiser Market Observer magazine. In 2006, Mr. He Dang was nominated for “Advertiser of the Year” in China by the China Advertising Association. The chief executive officer of our advertising agency business, Mr. Lee C.H. Li, brings us extensive experience with respect to the advertising and media industry, including experience in both domestic and international 4A advertising agencies.

In addition, we have assembled a professional team consisting of experienced managers and personnel for advertisement design and production, advertising campaign management, media planning, market research, television programming and media consultancy to serve our advertising clients and exclusive agency television channels. Many of these professionals have won various awards and are recognized in the Chinese advertising industry. Our professionals have established a reputation for effectively planning, creating, managing and executing complex advertising solutions for our clients across different media channels. Our team’s ability to generate creative ideas and develop these ideas into advertising campaigns has allowed our clients to rely on us for integrated advertising services and solutions. Many of the advertisements we created and designed have won various industry awards. The signing of exclusive agency arrangements with Shanghai Dragon Television and Tianjin Satellite Television is a testament to the strength of our team’s capabilities. Our management team and professionals have led the growth of our company by establishing us as a leading integrated television advertising agency in China and implementing our expansion of our media investment management business.

Our Strategies

We believe that our advertising media resources, our capabilities to offer integrated advertising solutions and our customer base are the three fundamental elements that are expected to drive the growth of our business. Our goal is to be the leading integrated advertising agency by implementing the following strategies:

Expand and enhance our portfolio of television advertising media resources to further broaden coverage

We plan to further expand and enhance our portfolio of television advertising media resources in connection with both our exclusive and non-exclusive agency arrangements to address the demands of different advertisers. To offer more options to our clients, we plan to amass a network of television advertising resources with geographic coverage and viewer access comparable to that of CCTV. At the same time, we plan to expand our exclusive agency arrangements with CCTV to secure advertising time and other advertising rights on specific television programs or special events. We believe that our diversified client base positions us well to negotiate favorable terms with desirable television channels in China for exclusive as well as non-exclusive agency arrangements. These arrangements have the potential to attract new advertising clients, increase our opportunities for cross-selling and improve our margins. Furthermore, we believe that our strategic alliance with Aegis Media will help us harness the media tools and research of Aegis Media to generate synergies with our media investment management business by bolstering our ability to identify and pursue investments in, or strategic alliance with, attractive media assets.

We also plan to assemble a team of professionals and advisors from the television industry that will focus on sourcing appealing programs from different markets in China for syndication on our exclusive agency television channels. We believe that our services will offer significant value to our exclusive agency television channels and will help us retain existing and recruit new exclusive agency television channels. In addition, by expanding our exclusive and non-exclusive agency arrangements with television channels, we will strive to enhance our network of advertising media resources to include resources that effectively target specific segments of the population in China. We believe that this will help us attract more advertising clients, which in turn will enhance our ability to continue securing additional television advertising media resources.

Furthermore, we intend to take advantage of the industry trend towards auction-based sales of television advertising time. CCTV has recently implemented an auction-based system for selling non prime-time advertising time beginning in 2010 on certain channels, which were previously sold at predetermined prices. We believe that we can apply our experience and expertise in successfully bidding for prime-time advertising time to the auction process for these additional channels and advertising times, which we believe will provide us with a competitive advantage over other competitors. As satellite television channels also shift towards auction or other arrangements to sell advertising time, we believe that our proven track record in the auction process of CCTV will help position us to successfully place advertising on these television channels and attract new clients.

Secure additional resources from new advertising media platforms

We plan to complement our core expertise in television advertising by continuing to expand our advertising service offerings on new advertising media platforms, including the Internet, mobile phones and out-of-home media. We believe that our existing client base of blue-chip Chinese companies will enable us to attract and enter into favorable arrangements with new advertising media platforms. We also plan to take advantage of the highly fragmented advertising industry in China to acquire attractive businesses that provide new advertising media resources, such as businesses that have access to desirable advertising platforms but that lack strong customer relationships. In addition, through our strategic alliance with Aegis Media, we expect to leverage Aegis Media’s multimedia service platform and global media network to strengthen our advertising service offerings, in particular in digital and other new media platforms.

By continuing to broaden our portfolio of advertising media platforms, we expect to strengthen our ability to conduct integrated advertising campaigns across a broad range of advertising media platforms so as to capture a greater share of our clients’ advertising budget, which we believe will further enhance our value to our existing clients and attract new clients, and which in turn will enhance our ability to secure additional advertising media platforms.

Strengthen capabilities to offer integrated advertising solutions

We plan to strengthen our internal consulting, creative and branding capabilities to offer better services to clients. In particular, we have been building a team of professions to develop our Internet advertising agency business. In addition, we plan to hire more industry-leading experts with media consultancy experience, expand our sales and marketing teams and strengthen our media consultancy and advertising sales capabilities. We also intend to expand our advertising service teams to include professionals with an industry focus with creative talents and intimate knowledge of the market trends and Chinese culture to strengthen our ability to deliver integrated advertising solutions. We will continue to enhance the coordination among different teams including creative teams and dedicated client service teams to better serve our clients.

In addition, we plan to strengthen our collaboration with Aegis Media so as to enhance our joint venture’s ability to provide integrated solutions to our clients and to enhance our overall ability to address the differing needs of clients, in particular the needs of domestic companies seeking to enter the international market, by tapping into the global resource network of Vizeum. Our joint venture provides a platform for us to expand our services to domestic clients that value the services and expertise of international 4A advertising agencies, and serves as a gateway for our domestic clients seeking to advertise internationally, which will enable us to further customize our strategies to address the differing needs of clients.

Continue to expand our advertising customer base and budget allocation from our customers

Our ability to provide integrated advertising solutions to our clients differentiates us from many other domestic advertising agencies. With our integrated service platform, we endeavor to continue building long-term synergistic relationships with our clients by working closely together to better understand their unique needs, guide their advertising strategies, influence their advertising budgets and effectively execute their advertising plans. We help them formulate and execute branding or sales strategies, obtain advertising media resources on favorable terms and evaluate the effectiveness of such strategies. For new clients who come to us for one of our services, such as placement of advertising on CCTV, we intend to make tailored offerings and cross-sell our other services to them. We believe our clients have benefited from the value of our broad range of advertising services and have become increasingly loyal to us. As such, we have built a diversified client base of blue-chip Chinese companies, many of whom represent the leading brands in their respective industries. In addition, we plan to expand our client base by cross-selling our services and building loyal relationships with them on our exclusive and non-exclusive agency television channels.

In addition, we plan to position our joint venture with Aegis Media as an international advertising agency with local roots in China by marketing the “Vizeum” global brand along with our “Charm” local brand, which we believe will be instrumental in attracting additional domestic clients that value the services and expertise of an international 4A advertising agency or that seek to advertise internationally. Our advertising agency business also plans to collaborate with Aegis Media’s global network to jointly attract and service international clients seeking to advertise in China.

Our Services

We generate our revenues from (i) media investment management, (ii) advertising agency and (iii) branding and identity services.

•	We derive our media investment management revenues from the sale of advertising time and other advertising rights that we have secured on a television channel, program or special event typically pursuant to exclusive and non-exclusive agency arrangements;

•	We derive our advertising agency revenues from representing advertising clients in placing their advertisements on television channels, including CCTV and satellite television channels; and

•	We derive our branding and identity services revenues by providing creative design and production management services for the development production of an advertisement.

We offer integrated advertising solutions that may include all stages of the process from the initial planning and development of the advertising campaign, to placing the advertisement across multiple media platforms in multiple cities, to evaluating and refining the advertising campaign. Our advertising agency services include: (i) market research; (ii) branding strategies; (iii) creative design, development and production of advertisements; (iv) procurement of advertising media resources and placement of advertisements; (v) public relations; and (vi) overall management of advertising campaigns. Our clients may choose to retain us for only one or any combination of our services.

The stages of an advertising campaign include (i) planning, (ii) production and (iii) media procurement and placement.

Planning.  The planning stage typically requires two to six weeks and starts with the conceptualization of a marketing campaign for a product or a branding strategy for an advertiser. Our creative design and production and client service teams work closely together with our clients to understand their unique demands in order to deliver highly customized and effective advertising solutions. Our dedicated client service team strives to understand what our clients want to achieve in their advertising campaign. For a new client, we typically spend significant resources familiarizing ourselves with the industry and business of the client. Based on the combination of the information we gain from interacting with our clients and our extensive knowledge of the advertising and television industries, we present our proposal, which may include any range of services from the initial creative design to the overall execution plan of the advertising campaign. After further discussions with the client, we finalize the proposal and conclude the first step of the process.

Production.  After the client decides on a creative design, we choose from three options to produce the advertisement:

•	outsource the entire production to a production house specializing in filming and producing advertisements in the particular industry of the client;

•	retain a reputable director experienced in making advertisements of the same type on a predetermined fee basis, and let the director assemble the other resources, such as actors, needed for the production process; or

•	assemble a production team by hiring a director and actors, and procuring other resources, such as post-production processing services.

Usually, we have discretion in choosing the production method. We consider many factors in making the decision, including (i) whether the production of the advertisement requires any special expertise, (ii) whether we have the personnel capacity, and (iii) whether the solution fits the client’s production budget.

Media procurement and placement.  Our ability to secure the most desired advertising media resources helps our clients achieve an effective advertising campaign. We act as the agent of our clients in their dealings with television channels and other media companies by negotiating prices and discounts, overseeing the placement of our clients’ advertisement, procuring and examining the placement reports, and working out alternative plans in the cases of changes in respect of programming schedules. Due in part to our knowledge of television channels and the television advertising industry in general, we have achieved favorable terms for many of our clients. In addition, we help our clients decide whether the campaign will be run on national television channels, regional television channels or a combination of both, depending on the clients’ goals. We also help our clients place soft advertising, such as product placement or sponsorship of programs. We have been particularly successful in recent years in obtaining prime-time advertising time on CCTV, which are generally regarded as the most coveted television advertising time in China, and other CCTV advertising resources. Our cooperation with our exclusive agency television channels gives us the flexibility in offering to our clients a greater variety of advertising media resources. In addition, our strong market reputation facilitates our access to advertising time on other regional or satellite television stations if such time is part of the clients’ advertising campaign. We also have the ability to obtain advertising media resources other than television advertising time upon our clients’ requests. We also purchase advertising resources on behalf of our clients from other media companies, such as Internet companies, newspaper publishers, radio stations, mobile carriers and out-of-home media companies.

Other supplemental services.  We supplement our client services by providing relevant market intelligence to our clients. We have established a database of market research data, rating information and past campaign performance that are derived from both internal and third-party sources. In addition, we have developed internal expert systems and algorithms for analyzing industry data. Our information infrastructure enables us to identify insights that may help enhance our ability to place effective advertising on behalf of our clients while optimizing the cost.

Our team of research specialists utilizes our information infrastructure to generate reports tailored to our clients’ preferences for their use. These reports cover new products or services, competition, market trends, consumer habits and effectiveness of advertising campaign. With respect to some of these projects, we work with third party intelligence companies or research institutions to collect and analyze the data and create the reports. These reports provide important market intelligence for our clients which helps them in designing and timing the introduction of new products, planning marketing campaigns, formulating competition strategies, anticipating market movements and reacting to sudden changes in the market. In addition, we provide public relations consulting services and advice to our clients from time to time, including brand management and public relations to respond to and mitigate negative publicity.

While most of our clients initially retain us to provide one of our services, we cross-sell our other advertising services to them. For example, a client initially attracted to our media procurement and placement services may expand their relationship with us for our design and production services. Once a client engages us for any of our services, we strive to understand the client’s special needs and introduce our other services that may be helpful to their overall marketing plan. We tailor such proposals in accordance with the clients’ business and marketing plan based on our understanding of them. Many of our clients become increasingly loyal to us through our ongoing cooperation with them and rely on us to provide a tailored integrated advertising solution for them.

Our Relationships with Television Channels

China Central Television

One of our core strengths is our ability to help our advertising clients obtain the most desired advertising time on CCTV. Advertisers covet time on CCTV, particularly CCTV-1, for many reasons, including CCTV’s extensive and diverse viewership in China, the privilege of being an advertiser associated with CCTV, and the high ratings of CCTV programs.

Advertising agency business on CCTV

Our business started with the representation of our advertising clients in obtaining advertising time on CCTV. We have established a successful track record in representing blue-chip Chinese companies in their purchasing of prime-time advertising time. Since 1995, CCTV has held an auction each year in November for the sale of all prime-time advertising time in the following year. The auction is open to all advertisers and advertising agencies that pay a deposit to CCTV and receive approval from the CCTV’s advertising department.

In preparation for the auction process each year, our dedicated client service teams meet our clients who purchased prime-time advertising time for the current year and clients who are considering purchasing the prime-time advertising time for next year. We update ourselves with the clients’ overall advertising strategies and their advertising budget for the following year. In some instances, we help our clients create their advertising budgets and determine the allocations to different advertising media including the budget they plan to spend on purchasing CCTV’s prime-time advertising time.

CCTV organizes a series of activities to promote the prime-time advertising time auction each year in anticipation of the auction. Typically, CCTV invites advertising agencies and advertisers to conferences and meetings to introduce the advertising time up for auction and to hear requests and suggestions from the agencies and advertisers. In October, CCTV sends all potential participants an auction book that sets forth the prime-time advertising time on its network for the upcoming year that are subject to auction and the minimum bidding prices for such advertising time. We refer to our database of the historical bids made for comparable advertising time and the information we have collected regarding CCTV’s target sales with respect to the advertising time chosen by our clients. We also survey and study potential participating advertisers and help our clients to evaluate the relevant advertising time and formulate an appropriate bidding strategy. If we have multiple clients interested in the same prime-time advertising time, we communicate and propose solutions that are acceptable to each of them. Based on the analysis of historical bids and intelligence on CCTV’s target and potential competing bids, we recommend bidding prices to our clients.

After our client wins a bid, a three-party agreement will be signed among our client, CCTV and us. Under this agreement, our client is obligated to pay the cost of the advertising time one month prior to the placement of the advertisement and a commission to us. We manage the ongoing relationships with CCTV, including monitoring the placements of the advertisements, handling unanticipated changes in programming schedules and negotiating the purchase of advertising time that are bundled together with the prime-time advertising time purchased by our clients.

Our advertising agency services also include purchasing regular advertising time on CCTV channels that is not auctioned and directly operated by CCTV’s advertising department.

Media investment management business on CCTV

Some of the advertising time and other advertising rights on CCTV channels, other than the prime-time advertising time, are sold to advertising agencies. These time and rights are not as highly demanded by advertisers as the prime-time advertising time, but many of them are highly valuable assets given the national coverage of CCTV channels and the high popularity of certain programs. We have selectively entered into agreements with CCTV to secure all or a portion of the advertising time and other advertising rights on some programs and special events on CCTV. In each of the nine years from 2002 to 2010, we secured all of the advertising time and other advertising rights such as product placement and sponsorship, during CCTV’s special event coverage on March 15, the Consumers’ Day in China. Chinese advertisers generally believe that exposure in this special event helps promote their products and corporate image. We have also secured all the advertising time during the programs Yong Talk Show and Xiao Fei Zhu Zhang broadcasted on CCTV-3 and CCTV-2, respectively, for 2010, and Jin Ri Shuo Fa and Di Yi Shi Jian broadcasted on CCTV-1 and CCTV-2, respectively, for 2010 beginning in February 2010.

We typically secure the right to sell all or a portion of the advertising time and other advertising rights associated with a program or event by paying a predetermined price, which is based on the listed price set by CCTV after an agreed discount rate is considered. CCTV has recently implemented an auction-based system for selling non prime-time advertising time beginning in 2010 on certain channels, which were previously sold at predetermined prices. The advertising time we secure consists of regular advertising time broadcasted during breaks in the programs and soft advertising, such as product placement and sponsorship. Many of the advertisers choose to associate with the March 15 event through soft advertising such as product placement imbedded in the coverage of the event. We have more discretion over pricing and promotion of soft advertising compared to the regular advertising time during the breaks of a program.

Our exclusive agency television channels and other non-exclusive agency arrangements

In order to expand our advertising media resources and to offer our advertising clients additional options in formulating and carrying out their advertising campaigns, we have entered into exclusive agency arrangements with satellite television channels. As part of our media investment management business, we typically secure the right to sell all or a portion of the advertising time and other advertising rights on a satellite television channel by agreeing to pay a predetermined annual fee. The amount of the fee is determined by negotiations between the parties and, in some cases, also by referring to the advertising revenues of the exclusive agency television channels in prior years.

In choosing our exclusive agency television channels, we consider a number of factors with respect to potential television channels that include, among others, advertising revenue growth potential, programming quality and potential for improvement, management style, opportunities for synergy with our existing exclusive agency television channels and advertising client base.

Currently, we have exclusive agency arrangements with Shanghai Dragon Television and Tianjin Satellite Television. Both of these agreements give us flexibility with respect to pricing of advertising time and other advertising rights and the offering of incentives.

In February 2008, we entered into our first exclusive agency agreement with SMG, under which we had the exclusive right to sell all of the advertising time as well as other advertising rights on Shanghai Dragon Television’s network from January 1 to December 31, 2008. This agreement expired on December 31, 2008 and, in April 2009, we entered into another exclusive agency agreement with SMG, which expired on December 31, 2009. In February 2010, we entered into another exclusive agency arrangement with SMG. We expect that the advertising rights on Shanghai Dragon Television will be transferred to an intermediate entity, which will concurrently transfer these advertising rights to us. As a result, we will continue to bear all of the payment obligations and economic benefits of the exclusive agency agreement. Under this exclusive agency agreement:

•	we have the exclusive right to sell a portion of the advertising time on Shanghai Dragon Television’s network to domestic clients from January 1, 2010 to December 31, 2010; and

•	we must pay a predetermined amount to SMG.

In November 2008, we entered into an exclusive agency agreement with Tianjin Television Station, which was amended in December 2009 and expires at the end of 2011. Under this exclusive agency agreement:

•	we have the exclusive right to sell all of the advertising time except for TV shopping programs, as well as other advertising rights on Tianjin Satellite Television’s network; and

•	we may cancel the agreement without further obligations; if we choose to continue the agreement, the price would be determined based on negotiation on an annual basis.

Relying on our extensive industry knowledge and knowledge of advertisers, we also provide media consultancy services to exclusive agency television channels from time to time to assist them in enhancing the attractiveness of their programs, expanding their viewer base and achieving higher ratings. As the television channels expand their viewer base and achieve higher ratings, the commercial value of their advertising time increases accordingly. Thus, we expect these services to help us maximize advertising revenues derived from our arrangements with the television channels and to help us enhance our relationship with these television channels.

Currently, we also have non-exclusive agency arrangements with Hubei Satellite Television, Shenzhen Satellite Television, Liaoning Satellite Television, Anhui Satellite Television, Chongqing Satellite Television, Guizhou Satellite Television and Shanxi Satellite Television and have entered into annual framework agreements with several of these television stations. Under those framework agreements, our clients may purchase advertising at pre-negotiated rates as provided in the framework agreement, and we are entitled to a specified amount of commission. We are also required to pay a relatively small fee as a performance guarantee. If we place the minimum level of advertising specified in the agreements, we are entitled to refund of the performance guarantee and may receive sales commissions. In addition, we have entered into non-exclusive agency arrangements with other advertising platforms, such as Internet, out-of-home and mobile media, which we believe will further benefit the advertising campaigns of our clients. Historically, our non-exclusive agency arrangements have not had been a material component of our business. However, we believe our non-exclusive advertising arrangements enable us to not only expand the portfolio of advertising media resources available to our clients, but also provide us with the opportunity to deepen our relationships with satellite and regional television channels and other advertising media resources and enter into exclusive agency arrangements with them in the future.

We intend to expand our portfolio of advertising media resources using exclusive and non-exclusive agency arrangements with additional satellite and regional television channels, as well as other advertising media platforms. We believe that this portfolio of advertising media resources, together with our CCTV-related business, will position us well to efficiently offer advertising clients the advertising media resources that they desire.

Our Advertising Clients

Our ability to provide integrated advertising solutions has attracted a diverse client base of blue-chip Chinese advertisers that include many of the leading brands in their respective industries. We regularly work with some of the largest blue-chip Chinese advertisers to plan and execute customized advertising campaigns. Our significant clients include China Telecom, PICC, Agricultural Bank of China, China CITIC Bank, Snowbeer, Yunnan Baiyao, C-Bons, Wahaha and Midea. In the aggregate, these nine clients accounted for approximately 16.8% and 18.1% of our total revenues in 2008 and 2009, respectively. For the year ended December 31, 2009, we provided services to a total of over 450 advertising clients.

In 2008 and 2009, our top ten advertising clients accounted for approximately 30.7% and 26.8%, respectively, of our total revenues, and no client accounted for more than 10% of our total revenues in this period.

The following table sets forth a breakdown of our clients by industry for advertising agency services based on the total advertising spending for advertisements we placed on behalf of our clients on CCTV for 2009:

Percentage of Total Spending for
Advertisements Placed Through Us on CCTV
Industry	for 2009

Financial Services	23.5%
Telecommunications	12.5%
Pharmaceuticals	12.2%
Alcoholic Drinks	10.4%
Food	9.0%
Electronics and Home Appliances	7.9%
Beverages	6.9%
Others	17.6%

The following table sets forth a breakdown of our clients by industry for our exclusive agency satellite television channels based on the total revenues from such clients for 2009:

Percentage of Total Revenues for
Our Media Investment Channels
Industry	for 2009

Pharmaceuticals	20.3%
Beverages	13.0%
Telecommunications	11.7%
Electronics and Home Appliances	10.7%
Food	10.1%
Cosmetics and Toiletries	9.4%
Commerce and Services	5.0%
Others	19.8%

Sales and Marketing

Our sales and marketing activities focus on acquiring new clients, leveraging our existing clients and selling our advertising media resources we have secured in our media investment management business. We intend to devote our sales and marketing resources to understanding the demands and trends of our client base in order to better anticipate, identify and secure the appropriate advertising media resources for our clients to execute effective advertising campaigns.

After we have entered into an agency agreement to secure a media resource, our sales team will survey our client base and other companies that may be interested in running advertisements on that media resource. The sales team will then develop a list of potential advertising clients for the media resource and will create proposals specifically tailored for each of the potential advertising clients. We often cross-sell the agency advertising time we have acquired to our clients that have retained us for other services.

As of December 31, 2008 we employed an experienced advertising sales and marketing force of 187 employees located in Beijing, Shanghai, Guangzhou and Tianjin. As of December 31, 2009, our sales and marketing force consisted of 204 employees. We provide in-house education and training to our sales force to ensure that they provide our clients with comprehensive information about our services, the advantages of using our integrated advertising services and purchasing advertising media resources and relevant information regarding the advertising industry as a whole. We organize our sales force into teams to provide specialized coverage for geographic regions and specific industries as well as services. We believe that our industry-specific and regional coverage teams provide better service for our advertising clients and allow our sales and marketing teams to focus on building close relationships and staying abreast of regional market trends.

As a supplement to our sales efforts, we may provide our clients with certain complementary services, such as updates of media information, information and evaluation regarding new media opportunities that the client might be interested in, advertisement placement report and invitation to conferences we host from time to time that are frequented by major television channels, including CCTV, large advertisers and leading industry experts. We also compile a monthly newsletter updating our clients with respect to recent market developments.

Competition

Competition in the television advertising industry in China is intense. Key competitive considerations for retaining existing business and winning new business include our ability to obtain advertising time on CCTV, develop creative solutions that meet the clients’ needs, the scope, quality, effectiveness and pricing of the services we offer, and our ability to efficiently serve clients on a broad geographic basis. Our major competitors include large Chinese advertising service companies, such as Walk-On Advertising Co., Ltd. (San Ren Xing) and Vision CN Communications Group (Tong Lu). We compete with them for advertising clients and for access to highly demanded advertising time in connection with our television agency business, as well as desirable television resources with respect to our media investment business. We also face increased competition from multinational advertising companies, such as the 4A advertising agencies, as these companies strive to get a share of the advertising spending on the PRC television channels. In addition, we may face competition from new entrants into the television advertising agency industry in the future. Customary with the practice in the advertising industry, we do not have exclusive or long-term arrangements with our advertising clients; rather, our agreements with our advertising clients are signed on a campaign-by-campaign basis. While most of our client relationships are stable, there are no long-term agreements governing our client relationships, which we instead maintain by offering excellent and customized services.

Employees

As of December 31, 2007, 2008 and 2009 we had 152, 294 and 310 full-time employees, respectively. As of December 31, 2008, we had 30 professionals engaged in creative roles, 187 professionals engaged in sales and marketing roles and 77 professionals engaged in providing supporting services, such as finance and administration. As of December 31, 2009, we had 30 professionals engaged in creative roles, 204 professionals engaged in sales and marketing roles and 76 professionals engaged in providing supporting services. We plan to hire additional employees in all functions as we grow our business. None of our employees are represented by a labor union or other collective bargaining agreements. Since our inception, we have never experienced a strike or other disruption of employment. We believe our relationships with our employees are good.

The remuneration package of our employees includes salary, bonus, stock options, other cash benefits and benefits in-kind. In accordance with applicable regulations in China, we participate in a pension contribution plan, a medical insurance plan, an unemployment insurance plan, a personal injury insurance plan and a housing reserve fund for the benefit of all of our employees. Our total contribution for such employee benefits required by applicable regulations amounted to approximately US$132,000, US$481,000 and US$852,000 for 2007, 2008 and 2009, respectively.

Facilities

Our principal executive offices are located at our headquarters at 26th Floor, Tower A, Oriental Media Center, 4 Guanghua Road, Chaoyang District, Beijing 100026, People’s Republic of China. We also maintain offices at other addresses in Beijing and Shanghai. In aggregate, we maintained a total of approximately 4,500 square meters for our offices as of December 31, 2008. We lease some of our facilities from our related parties and do not own any real property. See “Related Party Transactions — Other Transactions with Shareholders.” We believe that our leased facilities are adequate to meet our needs for the foreseeable future, and that we will be able to obtain adequate facilities, principally through leasing of additional properties, to accommodate our future expansions.

Insurance

We do not maintain any property insurance policies covering equipment and facilities for losses due to fire, earthquake, flood or any other disaster. Consistent with customary industry practice in China, we do not maintain business interruption insurance or key employee insurance for our executive officers. Uninsured damage to any of our equipment or buildings or a significant product liability claim could have a material adverse effect on our results of operations. See “Risk Factors — Risks Relating to Our Business — We do not maintain business liability or disruption, litigation or property insurance, and any business liability or disruption, litigation or property damage we experience might result in substantial costs to us and the diversion of our resources.”

Legal and Administrative Proceedings

On March 11, 2010, we were served with a complaint from China Mass Media Corp, or CMM, against our affiliated consolidated entity Shidai Charm Advertising Co., Ltd., or Shidai Charm, alleging that Shidai Charm owes CMM unpaid advertising fees of RMB3.6 million and related interest of approximately RMB0.5 million in connection with an advertising placement on CCTV’s 2008 Lunar New Year gala, based on a supplemental agreement dated June 30, 2009. We have withheld payment of this amount in light of an outstanding balance owed to another affiliated consolidated entity of ours, Yida Charm Advertising Co. Ltd, or Yida Charm, by CMM in the amount of RMB3.6 million in connection with an advertising placement on CCTV’s 2009 Lunar New Year gala, based on a supplemental agreement in connection with such 2009 placement between Yida Charm and CMM also dated June 30, 2009. Yida Charm plans to seek recovery of the RMB3.6 million and related interest from CMM in a separate complaint. We do not expect the CMM’s complaint to have any significant impact on our financial position.

We are currently not a party to any other legal or administrative proceedings and are not aware of any other pending or threatened legal or administrative proceedings against us in all material respects. We may from time to time become a party to various legal or administrative proceedings arising in the ordinary course of our business.

REGULATION

The PRC government imposes extensive controls and regulations over the media industry, including television, advertising, media content production, and the market research industry. This section summarizes the principal PRC regulations that are relevant to our lines of business.

Regulations on the Television Industry

Television Content

According to the Regulations on the Administration of Radio and Television Stations and the Provisions on the Administration of Radio and Television Program Production promulgated by the State Administration of Radio, Film and Television, or SARFT, on July 19, 2004, entities engaging in the production of television programs, such as feature programs, general programs, drama series and animations, and the trading activities and agency services on the copyrights of such programs must first obtain preliminary approval from the SARFT or its provincial branches for license. The entity must then register with the SAIC to obtain or update its business license.

Foreign Investments in Television Content Production

According to the Regulations on the Administration of Radio and Television Stations, the Interim Provisions on the Administration of Sino-Foreign Equity and Contractual Joint Ventures of Radio and Television Program Production, or collectively the Regulations, promulgated by the SARFT on October 28, 2004, wholly foreign owned enterprises are prohibited from producing radio and television programs or drama series. A joint venture between a PRC entity and a foreign partner is permitted for these activities, and a foreign investor is permitted to hold up to 49% of the equity interest in such joint venture, subject to certain requirements.

Regulations on the Advertising Industry

Foreign Investments in the Advertising Industry

Under the Catalog and the Administrative Provision on Foreign Investment in the Advertising Industry, jointly promulgated by the SAIC and the MOC on March 2, 2004, foreign investors can invest in PRC advertising companies through either wholly owned enterprises or joint ventures with Chinese parties. Since December 10, 2005, foreign investors have been allowed to own up to 100% equity interest in PRC advertising companies. However, the foreign investors must have at least three years of direct operations in the advertising industry as their core businesses outside of China. This requirement is reduced to two years if foreign investment in the advertising company is in the form of a joint venture. Foreign invested advertising companies can engage in advertising design, production, publishing and agency, provided that certain conditions are met and necessary approvals are obtained.

We are a Cayman Islands company and a foreign legal person under PRC laws and we have not directly operated any advertising business outside of China. Therefore, we do not qualify under PRC regulations to directly provide advertising services. Accordingly, our subsidiary, Nanning Jetlong, is ineligible to apply for the required licenses for providing advertising services in China. Our advertising business is operated by our affiliated consolidated entities in China. The affiliated consolidated entities are currently owned by individual shareholders who are citizens of China, and hold the requisite licenses to provide advertising services in China. The affiliated consolidated entities directly operate our advertising business, enter into advertising agreements with our advertisers, purchase advertising time and other advertising rights from television stations and sell such advertising time and rights to the advertisers. We expect to continue to depend on the affiliated consolidated entities to operate our advertising business in China. We do not have any equity interest in any of the affiliated consolidated entities but effectively control, and receive the economic benefits of, them through various contractual arrangements. See “Our Corporate Structure.”

Advertising Content

PRC advertising laws, rules and regulations set forth certain content requirements for advertisements in China, including, among other things, prohibitions on false or misleading content, superlative wording, socially destabilizing content or content involving obscenities, superstition, violence, discrimination or infringement of the public interest. Advertisements for anesthetic, psychotropic, toxic or radioactive drugs are prohibited. There are also specific restrictions and requirements regarding advertisements that relate to matters such as patented products or processes, pharmaceuticals, medical instruments, agrochemicals, foodstuff, alcohol and cosmetics. In addition, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals, together with any other advertisements which are subject to censorship by administrative authorities according to relevant laws or regulations, must be submitted to relevant authorities for content approval prior to dissemination.

Advertisers, advertising agencies and advertising distributors are required by PRC advertising laws and regulations to ensure that the content of the advertisements they prepare or distribute is true and in full compliance with applicable law. In providing advertising services, advertisers, advertising agencies and advertising distributors must review the prescribed supporting documents provided by advertisers for advertisements and verify that the content of the advertisements complies with applicable PRC laws, rules and regulations. Prior to distributing advertisements that are subject to government censorship and approval, advertising distributors are obligated to verify that such censorship has been performed and approval has been obtained. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements and orders to publish an advertisement correcting the misleading information. In circumstances involving severe violations, the SAIC or its local branches may revoke violators’ licenses or permits for advertising business operations. Further, advertisers, advertising agencies or advertising distributors may be subject to civil liability if they infringe on the legal rights and interests of third parties in the course of their advertising business.

Advertising Broadcasting

On September 8, 2009, Administrative Provisions on Broadcasting of Radio and TV Advertising, or SARFT Rule 61, was promulgated by SARFT and will become effective on January 1, 2010. In addition to setting forth certain content requirements for advertisements in China, SARFT Rule 61 also set forth certain requirements for broadcasting radio and TV advertising in China, including, among other things, the maximum time for advertisements, the intervals between advertisements, the timing for broadcasting certain advertisements with particular content. Violation of these regulations may result in penalties, including fines, confiscation of advertising income, orders to cease dissemination of the advertisements. In circumstances involving severe violations, violators’ licenses or permits for operations, like the Radio and Television Channel Permit and Radio and Television Broadcasting Institution Permit, may be revoked.

Operational Matters of the Advertising Business

Under the Advertising Law promulgated by the National People’s Congress on October 27, 1994, registration, review and filing systems need to be established and maintained for the operation of entities engaged in the advertising business. Advertising fees must be reasonable, and rates and fee collection methods must be filed with the PRC Price Bureau and the SAIC for records. Under the Implementation Rule of Advertising Industry Administration, or the Implementation Rule, promulgated by the SAIC, as amended, the advertising agent fee shall not be more than 15% of the advertising fees. The advertisers must provide relevant documents, including certificates rendered by relevant supervisory administrations, before it can broadcast or place its advertisements.

Regulations on Foreign Currency Exchange

Foreign Currency Exchange

Pursuant to the Foreign Currency Administration Rules promulgated on January 29, 1996 and amended on January 14, 1997 and various regulations issued by the SAFE and other relevant PRC government authorities, RMB is freely convertible only to the extent of current account items, such as trade-related receipts and payments, interest and dividends. Capital account items, such as direct equity investments, loans and repatriation of investment, require the prior approval from the SAFE or its local branch for conversion of RMB into a foreign currency, such as U.S. dollars, and remittance of the foreign currency outside the PRC. Payments for transactions that take place within the PRC must be made in RMB. Unless otherwise approved, PRC companies must repatriate foreign currency payments received from abroad. Foreign-invested enterprises may retain foreign exchange in accounts with designated foreign exchange banks subject to a cap set by the SAFE or its local branch. Unless otherwise approved, domestic enterprises must convert all of their foreign currency receipts into RMB.

The business operations of our subsidiary and affiliated consolidated entities, which are subject to the foreign currency exchange regulations, have all been in accordance with these regulations. We will take steps to ensure that the future operations of these PRC entities are in compliance with these regulations.

Foreign Exchange Registration of Offshore Investment by PRC Residents

Pursuant to the SAFE Notice on Relevant Issues Concerning Foreign Exchange Administration for PRC Residents to Engage in Financing and Inbound Investment via Overseas Special Purpose Vehicles, or Circular No. 75, issued on October 21, 2005, (i) a PRC resident, including a PRC resident natural person or a PRC company, shall register with the local branch of the SAFE before it establishes or controls an overseas special purpose vehicle for the purpose of overseas equity financing (including convertible debt financing); (ii) when a PRC resident contributes the assets of or its equity interests in a domestic enterprise into a special purpose vehicle, or engages in overseas financing after contributing assets or equity interests into a special purpose vehicle, such PRC resident shall register his or her interest in the special purpose vehicle and the change thereof with the local branch of the SAFE; and (iii) when the special purpose vehicle undergoes a material change outside of China, such as change in share capital or merger and acquisition, the PRC resident shall, within 30 days from the occurrence of such event, register such change with the local branch of the SAFE. PRC residents who are shareholders of special purpose vehicles established before November 1, 2005 were required to register with the local SAFE branch before March 31, 2006.

Under Circular No. 75, failure to comply with the registration procedures set forth above may result in penalties, including restrictions on a PRC subsidiary’s foreign exchange activities and its ability to distribute dividends to the special purpose vehicle.

Dividend Distribution

The principal laws, rules and regulations governing dividends paid by our PRC subsidiary include the Company Law of the PRC (1993), as amended in 2006, Wholly Foreign Owned Enterprise Law (1986), as amended in 2000, and Wholly Foreign Owned Enterprise Law Implementation Rules (1990), as amended in 2001. Under these laws and regulations, each of our PRC subsidiary and our affiliated consolidated entities in China may pay dividends only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiary and affiliated consolidated entities is required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its general reserves or statutory capital reserve fund until the accumulative amount of such reserve reaches 50% of its respective registered capital. These reserves are not distributable as cash dividends.

Tax

Our PRC subsidiary and affiliated consolidated entities in China are governed by the EIT Law and the implementation regulations for the EIT Law issued by the PRC State Council, which became effective as of January 1, 2008. Under the EIT law and the implementation regulations, China has adopted a uniform tax rate of 25% for all enterprises (including foreign-invested enterprises) and revoked the current tax exemption, reduction and preferential treatments applicable to foreign-invested enterprises. However, there is a transition period for enterprises, whether foreign-invested or domestic, that are currently receiving preferential tax treatments granted by relevant tax authorities. Enterprises that are subject to an enterprise income tax rate lower than 25% may continue to enjoy the lower rate and gradually transition to the new tax rate within five years after the effective date of the EIT Law. Enterprises that were entitled to exemptions or reductions from the standard income tax rate for a fixed term may continue to enjoy such treatment until the fixed term expires.

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. Although substantially all of our operational management is currently based in the PRC, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As a result, neither we nor our PRC counsel can be certain as to whether we or our legal entities organized outside of the PRC will be subject to the tax applicable to resident enterprises or non-resident enterprises.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors

Six PRC regulatory agencies, including the CSRC and the MOC, promulgated a rule entitled Provisions Regarding Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the SPV Regulation, to regulate foreign investment in PRC domestic enterprises. The SPV Regulation, effective on September 8, 2006, provides that an offshore SPV, formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the CSRC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange. On September 21, 2006, the CSRC issued a clarification that sets forth the criteria and process for obtaining any required approval from the CSRC. The application of the SPV Regulation with respect to CSRC approval is unclear. Our PRC counsel, Commerce & Finance Law Offices, has advised us that:

•	the CSRC approval requirement applies to overseas SPVs that acquired equity interests in PRC companies through share exchanges and using cash and seek overseas listing; and

•	based on their understanding of the current PRC laws, rules and regulations and the SPV Regulation, the SPV Regulation does not require that we obtain prior CSRC approval for the listing and trading of our ADSs on the Nasdaq Global Market.

The SPV Regulation also provides that an SPV formed for purposes of overseas listing of equity interests in PRC companies and controlled directly or indirectly by PRC companies or individuals shall obtain the approval of the MOC prior to the listing and trading of such special purpose vehicle’s securities on an overseas stock exchange.

The applicability of the SPV Regulation with respect to MOC approval is unclear. Our PRC counsel, Commerce & Finance Law Offices, has also advised us that MOC approval is not required in connection with:

•	the establishment of Nanning Jetlong, our wholly owned PRC subsidiary, because the equity interest in Nanning Jetlong was established by Jetlong Technology Limited, our wholly owned Marshall Islands subsidiary, prior to September 8, 2006, the effective date of the SPV Regulation; or

•	the contractual arrangements entered into on March 28, 2008 between Nanning Jetlong and our affiliated consolidated entities.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information regarding our executive officers and directors as of the date of this prospectus.

Directors and Executive Officers	Age	Position/Title

He Dang	43	Chairman of the board of directors and chief executive officer of our company
J. Patrick Ståhle	54	Director
Andrew J. Rickards	46	Independent director
Zhan Wang	33	Independent director
Lee C.H. Li	51	Chief executive officer of advertising agency business
Wei Zhou	31	Chief financial officer
Kun Xiao	42	Vice president
Amy Peng	48	Vice president
Weimin Li	45	Vice president

He Dang is the founder and chief executive officer of our company, and the chairman of our board of directors. Prior to founding our company in 1995, he worked at the Ministry of Culture of China and China Culture and Art Development Company. Mr. Dang has over fourteen years of experience in the television advertising industry. Mr. Dang has won many industry awards during his career. He was named one of the ten persons of the year in the Chinese advertising industry jointly by Advertising Pointer, a magazine focusing on advertising in China, and several other organizations in 2004 and 2005, and an outstanding young entrepreneur by Beijing Municipal Bureau of Personnel and Beijing Association of Youth in 2007. Mr. Dang was also named the 2008 Top Contributor in Affecting and Promoting Chinese Brand by Chief Brand Officer magazine, and the Jin Yuan Award for Top 10 Leaders in Advertising Industry in 2009 by Advertiser Market Observer magazine. In 2006, Mr. Dang was nominated for Advertiser of the Year in China by the China Advertising Association. Mr. Dang received his bachelor’s degree in philosophy from Beijing Normal University in 1989.

J. Patrick Ståhle has been a director of our company since January 2010. Mr. Ståhle is currently the chairman of the global solutions group of Aegis Media. Mr. Ståhle had previously been the chief executive officer of Aegis Media Asia Pacific Management Ltd., an affiliate of Aegis Media, from 2006 to April 2010, and served in various positions at Aegis Media, including as the chief executive officer of Aegis Media Nordic from 2002 to 2006. Mr. Ståhle has over 20 years of experience in media and marketing services, including roles at BBDO, in pay TV and in a digital start-up. He began his career as a helicopter pilot in Australia and the North Sea. Mr. Ståhle graduated from the Royal Swedish Naval Academy in 1976.

Andrew J. Rickards has been a director of our company since April 2010. Mr. Rickards has spent the past 20 years working in Asia. He is the founder and managing partner of Moonblue Capital Limited, an investment firm based in Hong Kong, which was established in 2008. From 2007 to 2008, Mr. Rickards was a managing director at Providence Equity Partners, a private equity firm that focuses on media, communications, entertainment and information investments. From 2004 to 2007, he was the chief executive officer of N M Rothschild & Sons (Hong Kong) Limited where he was responsible for its investment banking business in Asia. Prior to joining N.M.Rothschild, he was a managing director at Goldman Sachs (Asia) L.L.C. in the communications, media and entertainment investment banking team in Asia from 1999 to 2003 and a partner of Goldman Sachs JBWere Ltd. in Australia from 2003 to 2004. Mr. Rickards received his Bachelor of Science in Engineering from Exeter University in 1984 and is a member of the Institute of Chartered Accountants in England and Wales.

Zhan Wang has been a director of our company since April 2010. Mr. Wang is currently a vice president at Baidu, Inc., a Nasdaq-listed company based in China. Mr. Wang joined Baidu as the head of commercial products in 2000. At Baidu, Mr. Wang has focused on the development of commercial products, operations and service management and participated in many of Baidu’s innovations, including as chief product designer of the Phoenix Nest system launched in 2009. Mr. Wang’s responsibilities at Baidu have also included developing improvements to commercial products and search marketing services. Mr. Wang received his bachelors degree in physics from Peking University in 1999.

Lee C.H. Li has been the chief executive officer of our advertising agency business since December 2008. From 2005 to 2008, Mr. Li was chief executive officer of Lee’s Consulting Company, an advertising and media investment and consulting company that he founded in 2005. From 2001 to 2005, Mr. Li was chief executive officer of ZenithOptimedia, Greater China, an integrated marketing communications agency, which was created upon the merger of Zenith Media China and Optimedia in 2001. From 1996 to 2001, he was chief executive officer of Zenith Media China, a leading media agency in China that he founded in 1996. He was executive media director and new business development director of Saatchi & Saatchi Taiwan from 1991 to 1996. Mr. Li has gained a reputation as one of the most renowned managers in China’s advertising industry with his extensive experience as a key player in that industry for more than 10 years. Mr. Li received his bachelor’s degree from National Taiwan University.

Wei Zhou has been our chief financial officer since November 2009. From June 2008 to October 2009, Mr. Zhou was the chief financial officer of Zhaopin Limited, which operates one of the largest online recruitment websites (www.zhaopin.com) in China. Mr. Zhou also served as Zhaopin’s Director of Strategic Planning from July 2005 to May 2007. While at Zhaopin, Mr. Zhou managed a finance department with over 100 staff operating in 21 cities across China and helped to raise equity investments from both financial and strategic investors. From June 2007 to May 2008, Mr. Zhou served as an associate director with a Hong Kong based investment fund Abax Global Capital, focusing on direct investments in private and public-sector Chinese companies. From 2001 to 2005, Mr. Zhou worked in the Hong Kong office of Goldman Sachs in the investment banking division and the Asian Special Situations Group. While at Goldman Sachs, Mr. Zhou advised on a variety of merger and acquisition and equity transactions. Mr. Zhou received his bachelor’s degree from Harvard University in 2001.

Kun Xiao has been with our company since 2003 and a vice president of our company since 2007. From 2001 to 2003, Mr. Xiao was the creative director of Yi Chun Qiu Advertising Company, an advertising company that specializes in servicing beverage industry customers. Mr. Xiao won the China Advertisement Case Study Golden Award, Silver Award and Bronze Award from Beijing Ad Man Magazine in 2009, and Beijing Creative Designer of the Year in 2008 from Beijing Creative Design Association. Mr. Xiao received his bachelor’s degree in logistics science from Beijing Technology and Business University in 1991.

Amy Peng has been a vice president of our company since May 2009. Prior to joining us, Ms. Peng was a managing director of Shanghai Han Tang Advertising Co., Ltd. From November 2007 to May 2009 From February 2006 to October 2007, Ms. Peng served as the general manager of DraftFCB’s Beijing office. From August 2002 to January 2006, Ms. Peng was the general manager in charge of healthcare department at ZenithOptimedia. Ms. Peng received her bachelor’s degree in business administration from Chinese Culture University in 1983.

Weimin Li has been a vice president in charge of healthcare and pharmaceuticals clients since May 2008. From June 2003 to May 2008, Mr. Li was the president of Zhiben Jiacheng Marketing Consulting Company, an advertising company that specializes in servicing healthcare and pharmaceuticals industry customers. Mr. Li served as the director of healthcare customers department of Jing Xin Advertising Company from March 2000 to May 2003. Mr. Li received his bachelor’s degree in medicine degree from Hebei Medical University in 1984, and a master’s degree in public health from Xi’an Medical University in 1987.

The address of our directors and executive officers is: c/o Charm Communications Inc., 26th Floor, Tower A, Oriental Media Center, 4 Guanghua Road, Chaoyang District, Beijing 100026, China.

Employment Agreements

We have entered into employment agreements with each of our executive officers. We may terminate an executive officer’s employment for cause, at any time, without notice or remuneration, for certain acts of the officer, including, but not limited to, a conviction or plea of guilty to a felony, willful misconduct to our detriment or a failure to perform agreed duties. We may also terminate an executive officer’s employment without cause by a 30-day prior written notice. An executive officer may terminate his or her employment with or without cause by a three-month prior written notice. We agreed to indemnify an executive officer for his or her losses based on or related to his or her acts and decisions made in the performance of duties within the scope of his or her employment. Our executive officers have also agreed not to engage in any activities that compete with us for a period of two years after termination of employment. The employment agreements also require each of our executive officers to strictly maintain his or her confidentiality obligations for the duration of his or her employment and for a period of two years after termination of employment.

Each executive officer has agreed to hold in strict confidence any trade secrets or technical secrets of our company. Each executive officer also agrees to comply with all material applicable laws and regulations related to his or her responsibilities at our company as well as all material corporate and business policies and procedures of our company.

Indemnification Agreements

Upon the completion of this offering, we intend to enter into indemnification agreements with each of our directors and executive officers. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling us pursuant to these indemnification agreements, we have been informed that in the opinion of the SEC, such indemnification is against public policy and is therefore unenforceable.

Board of Directors

Our board of directors currently consists of four directors. A director is not required to hold any shares in the company by way of qualification. A director may vote with respect to any contract, proposed contract or arrangement in which he or she is materially interested. A director may exercise all the powers of our company to borrow money, mortgage its undertaking, property and uncalled capital, and issue debentures or other securities whenever money is borrowed or as security for any obligation of our company or of any third party.

Committees of the Board of Directors

Prior to the closing of this offering, we intend to establish three committees under the board of directors: the audit committee, the compensation committee and the corporate governance and nominating committee. We intend to adopt a charter for each of the three committees prior to the closing of this offering. Rule 5615(a)(3) of the Nasdaq Listing Rules permits foreign private issuers such as our company to follow “home country practice” with respect to certain corporate governance matters. As a result, we follow the corporate governance practice in our home country, the Cayman Islands, in respect of the oversight of our executive officer compensation and director nominations matters. As our home country practice does not require independent director oversight of executive officer compensation and director nominations matters, our compensation committee and corporate governance and nomination committees are not comprised solely of independent directors. Each committee’s members and functions are described below.

Audit Committee.  Our audit committee will initially consist of Andrew J. Rickards, Zhan Wang and J. Patrick Ståhle. Our board of directors has determined that each of Andrew J. Rickards and Zhan Wang satisfies the “independence” requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and Rule 5605(a)(2) of the Nasdaq Listing Rules. Andrew J. Rickards will be the chairman of our audit committee and meets the criteria of an audit committee financial expert as set forth under the applicable rules of the SEC. Our audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

•	selecting the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

•	reviewing with the independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K under the Securities Act;

•	discussing the annual audited financial statements with management and the independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	meeting separately and periodically with management and the independent auditors; and

•	reporting regularly to our board of directors.

Compensation Committee.  Our compensation committee will initially consist of Andrew J. Rickards, Zhan Wang and He Dang. He Dang will be the chairman of our compensation committee. Our board of directors has determined that each of Andrew J. Rickards and Zhan Wang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Our compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. The compensation committee will be responsible for, among other things:

•	reviewing and recommending to the board with respect to the total compensation package for our three most senior executives;

•	approving and overseeing the total compensation package for our executives other than the three most senior executives;

•	reviewing and recommending to the board with respect to the compensation of our directors; and

•	reviewing periodically and approving any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee.  Our corporate governance and nominating committee will initially consist of Andrew J. Rickards, Zhan Wang and He Dang. He Dang will be the chairman of our corporate governance and nominating committee. Our board of directors has determined that each of Andrew J. Rickards and Zhan Wang satisfies the “independence” requirements of Rule 5605(a)(2) of the Nasdaq Listing Rules. Our corporate governance and nominating committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The corporate governance and nominating committee will be responsible for, among other things:

•	selecting and recommending to the board nominees for election or re-election to the board, or for appointment to fill any vacancy;

•	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to the board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•	advising the board periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Duties of Directors

Under Cayman Islands law, our directors have a fiduciary duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the skills they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association, as amended and restated from time to time. A shareholder has the right to seek damages if a duty owed by our directors is breached.

The functions and powers of our board of directors include, among others:

•	convening shareholders’ annual general meetings and reporting its work to shareholders at such meetings;

•	issuing authorized but unissued shares and redeem or purchase outstanding shares of our company;

•	declaring dividends and other distributions;

•	appointing officers and determining the term of office of officers;

•	exercising the borrowing powers of our company and mortgaging the property of our company; and

•	approving the transfer of shares of our company, including the registering of such shares in our share register.

Terms of Directors and Officers

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or the unanimous written resolution of all shareholders. A director will be removed from office automatically if, among other things, the director (i) becomes bankrupt or makes any arrangement or composition with his creditors; or (ii) dies or is found by our company to be or becomes of unsound mind.

Appointment of Directors

Under the terms of the amended and restated shareholders agreement, dated January 20, 2010, among us, Mr. He Dang and certain of his affiliated entities, Chaview Investments Limited and Aegis Media, our board of directors consists of six directors, including, subject to certain conditions, one director designated by Chaview Investments Limited, one director designated by Aegis Media, three directors designated by Mr. He Dang and one independent director designated by the holders of 50% of our total outstanding share capital. This shareholders agreement will automatically terminate upon the completion of this offering. However, after the completion of this offering Aegis Media will continue to have the right to designate one of our directors if Aegis Media holds no less than 10% of our issued share capital.

Compensation of Directors and Executive Officers

For the year ended December 31, 2009, we paid an aggregate of approximately US$967,502 in cash to our executive officers. We also granted options to purchase an aggregate of 3,730,000 ordinary shares to our directors and executive officers pursuant to our equity incentive plan adopted in March 2008. See “— 2008 Share Incentive Plan.” We do not pay or set aside any amounts for pension, retirement or other benefits for our officers and directors except our contributions on behalf of our executive officers to a government-mandated multi-employer defined contribution plan. Our total contribution to such plan, including contributions made on behalf of our executive officers and other employees, was US$852,000 for 2009.

2008 Share Incentive Plan

In March 2008, we adopted our 2008 share incentive plan, or the 2008 share incentive plan, to attract and retain personnel, provide additional incentives to our employees, directors and consultants, and promote the success of our business. The 2008 share incentive plan provides for the grant of options, restricted shares and restricted share units, collectively referred to as awards. Our board of directors has authorized the issuance of up to 15% of the issued and outstanding ordinary shares upon exercise of awards granted under our 2008 share incentive plan.

Plan Administration.  The compensation committee of our board of directors, or before the compensation committee is established, our board of directors, will administer the 2008 share incentive plan. The compensation committee or the full board of directors, as appropriate, will determine the participants to receive awards, the type and number of awards to be granted and the terms and conditions of each award grant.

Award Agreements.  Awards granted under our 2008 share incentive plan are evidenced by an award agreement that sets forth the terms, conditions and limitations for each grant, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award.

Transfer Restrictions.  The right of a grantee in an award granted under our 2008 share incentive plan may not be transferred in any manner by the grantee other than by will or the laws of succession and, with limited exceptions, may be exercised during the lifetime of the grantee only by the grantee.

Option Exercise.  The term of options granted under the 2008 share incentive plan may not exceed five years from the date of grant. The consideration to be paid for our ordinary shares upon exercise of an option or purchase of shares underlying the option may include cash, check or other cash-equivalent, ordinary shares, consideration received by us in a cashless exercise, or any combination of the foregoing methods of payment.

Acceleration upon a Change of Control.  If a change of control of our company occurs, the award agreement may provide for acceleration of the vesting of the awards pursuant to the agreement. Our compensation committee or our board of directors may (i) cancel the awards for fair market value, (ii) provide for issuance of substitute awards or (iii) provide that for at least 15 days prior to the change of control the awards shall be exercisable as to all shares subject thereto and such awards shall terminate after the change of control.

Termination and Amendment.  Unless terminated earlier, our 2008 share incentive plan will expire after ten years. Our board of directors has the authority to amend or terminate our 2008 share incentive plan, subject to shareholder approval to the extent necessary to comply with applicable law.

Our board of directors has only granted options to participants in our 2008 share incentive plan. As of April 9, 2010, there were 7,494,116 ordinary shares issuable upon the exercise of outstanding share options at a weighted average exercise price of US$1.81 per share, and there were 5,884 ordinary shares available for future issuance under our 2008 share incentive plan. The following table summarizes, as of April 9, 2010, the options granted to our directors and executive officers and other individuals as a group, without giving effect to options that were exercised or terminated.

	Options or	Exercise Price or
	Restricted Shares	Purchase Price
Name	Awarded	(US$/Share)	Date of Grant	Date of Expiration

He Dang	1,100,000	1.00	April 8, 2008	April 8, 2013
Andrew J. Rickards	*	3.40	April 9, 2010	April 9, 2015
Zhan Wang	*	3.40	April 9, 2010	April 9, 2015
Lee C.H. Li	*	3.15	January 15, 2009	January 15, 2014
Wei Zhou	*	3.40	November 1, 2009	November 1, 2014
Xiao Kun	*	1.00	April 8, 2008	April 8, 2013
Amy Peng	*	3.40	November 1, 2009	November 1, 2014
Weimin Li	*	1.00	April 8, 2008	April 8, 2013
Other individuals as a group	4,776,741	1.00-3.40	Various dates	Various dates

*	Upon exercise of all options granted, would beneficially own less than 1% of our outstanding ordinary shares, assuming the conversion of all of our outstanding Series A preferred shares.

PRINCIPAL AND SELLING SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, as of the date of this prospectus, assuming the conversion of all outstanding Series A preferred shares into ordinary shares and as adjusted to reflect the sale of the ADSs offered in this offering, by:

•	each of our directors and executive officers;

•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	the selling shareholder participating in this offering.

The calculations in the table below assume there are 62,500,000 ordinary shares outstanding as of the date of this prospectus and 78,125,000 ordinary shares outstanding immediately after the closing of this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. Beneficial ownership is determined in accordance with the rules and regulations of the SEC. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we have included shares that the person has the right to acquire within 60 days of this offering, including through the exercise of any option, warrant or other right or the conversion of any other security. These shares, however, are not included in the computation of the percentage ownership of any other person.

Ordinary shares
	Beneficially						Percentage of
	Owned Prior to		Ordinary shares Being Sold in		Shares Beneficially		Votes Held After
	This Offering		This Offering		Owned After This Offering		This Offering
	Number	%	Number	%	Number	%	%

Directors and Executive Officers:
He Dang†(1)	46,274,583	72.7%	—	—	46,274,583	58.4%	69.3%
J. Partick Ståhle(2)	12,390,000	19.8%	—	—	12,390,000	15.9%	18.9%
Andrew J. Rickards	*	*	—	—	*	*	*
Zhan Wang	*	*	—	—	*	*	*
Lee C.H. Li	*	*	—	—	*	*	*
Wei Zhou	*	*	—	—	*	*	*
Xiao Kun	*	*	—	—	*	*	*
Amy Peng	*	*	—	—	*	*	*
Weimin Li	*	*	—	—	*	*	*
All Directors and Executive Officers as a Group(3)	58,953,094	92.2%	—	—	58,953,094	74.1%	87.9%
Other Principal Shareholders:
Aegis Media Pacific Ltd.(4)	12,390,000	19.8%	—	—	12,390,000	15.9%	18.9%
Chaview Investments Limited(5)(6)	5,000,000	8.0%	—	—	5,000,000	6.4%	7.6%

*	Less than 1%.

†	He Dang is the sole shareholder of the selling shareholder, Merry Circle Trading Limited, which has granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to 1,171,875 additional ADSs. If the underwriters exercise this over-allotment option in full, He Dang would beneficially own 43,930,833 shares of our ordinary shares after this offering, representing 55.4% of our ordinary shares and 67.7% of the votes of our ordinary shares.

(1)	Includes 44,016,250 ordinary shares owned by Merry Circle Trading Limited, a British Virgin Islands company and 1,093,750 ordinary shares owned by Honour Idea Limited, a British Virgin Island Company Mr. He Dang is the sole shareholder and sole director of Merry Circle Trading Limited and Honour Idea

Limited. The business address of Mr. He Dang is c/o Charm Communications Inc., 26th floor, Tower A, Oriental Media Center, 4 Guanghua Road, Chaoyang District, Beijing 100026, China.

(2)	Includes 12,390,000 ordinary shares held by Aegis Media Pacific Ltd. Mr. Ståhle disclaims beneficial ownership of these shares except to the extent of any pecuniary interests therein.

(3)	Includes (i) ordinary shares beneficially owned by all of our directors and executive officers as a group and (ii) ordinary shares issuable upon the exercise of all options that are exercisable within 60 days of this offering held by all of our directors and executive officers as a group.

(4)	The mailing address of Aegis Media Pacific Ltd. is Parker Tower, 43-49 Parker Street, London, England, WC2B 5P5. Aegis Media Pacific Ltd. is a wholly-owned subsidiary of Aegis Group plc. J. Patrick Ståhle is the chief executive officer of Aegis Media Asia Pacific Management Ltd., an affiliate of Aegis Media, and disclaims beneficial ownership of the ordinary shares held by Aegis Media except to the extent of any pecuniary interest therein.

(5)	Includes 5,000,000 ordinary shares convertible from our outstanding Series A preferred shares held by Chaview Investments Limited. The mailing address of Chaview Investments Limited is P.O. Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands. Chaview Investments Limited is a wholly owned subsidiary of AIF Capital Asia III, L.P., whose general partner is AIF Capital Asia III GP Limited. The mailing address of AIF Capital Asia III GP Limited is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman KY1-1104, Cayman Islands.

(6)	He Dang and Merry Circle Trading Limited have granted Chaview Investments Limited a put option to cause either of He Dang and Merry Circle Trading Limited to purchase all or part of the 5,000,000 ordinary shares converted from our Series A preferred shares held by Chaview Investments Limited in one or more transactions. This put option expires on the earlier of (i) the date this offering is completed, if this offering meets certain thresholds, or (ii) one year after the expiration of the lock-up arrangement Chaview Investments Limited entered into in connection with this offering.

Upon the completion of this offering, all of the outstanding Series A preferred shares will automatically convert into our ordinary shares.

As of the date of this prospectus, none of our outstanding ordinary shares are held by record holders in the United States. None of our shareholders has informed us that it is affiliated with a registered broker-dealer, or is in the business of underwriting securities.

Upon the completion of this offering, our ordinary shares will be re-classified into Class A ordinary shares and Class B ordinary shares. Holders of Class A ordinary shares are entitled to one vote per share, while holders of Class B ordinary shares are entitled to five votes per share. The Class B ordinary shares will consist of the ordinary shares held by our shareholders prior to the completion of this offering and any ordinary shares issued upon the exercise of options granted under our 2008 share incentive plan. We will issue Class A ordinary shares represented by our ADSs in this offering. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

RELATED PARTY TRANSACTIONS

Private Placements

In July 2008, we issued and sold an aggregate of 7,500,000 Series A preferred shares to Dynasty Cayman Limited and Swift Rise International Limited, at an aggregate purchase price of US$30 million. In August 2008, we issued and sold an aggregate of 5,000,000 Series A preferred shares to Chaview Investments Limited at an aggregate purchase price of US$20 million. Each of the purchasers of the Series A preferred shares was an unrelated third party prior to the issuance and sale of the Series A preferred shares. The purchase price was determined through our arm’s-length negotiation with the investors and was approved by our board of directors. Holders of our Series A preferred shares are entitled to vote on an “as-converted” basis together with the holder of ordinary shares. Each Series A preferred share will automatically convert into one ordinary share upon completion of this offering. In January 2010, in connection with the formation of our joint venture with Aegis Media, we redeemed an aggregate of 7,500,000 Series A shares previously held by Swift Rise International Limited and Dynasty Cayman Limited for an aggregate amount of approximately US$37.0 million, which consisted of a principal amount of US$30.0 million and a redemption premium amount of US$7.0 million pursuant to the original terms. In addition, we paid accumulated premiums of US$4.4 million on the 5,000,000 Series A preferred shares which remained outstanding.

In connection with the private placement of our Series A preferred shares, we, holders of our Series A preferred shareholders and the holders of our ordinary shares entered into a shareholders agreement, which was amended and restated on January 20, 2010 in connection with the formation of our joint venture with Aegis Media. See “— Joint Venture with Aegis Media” and “— Investment by Aegis Media.”

Holders of our Series A preferred shares are also entitled to certain registration rights, as amended and restated as of January 20, 2010 including demand registration and Form F-3 or Form S-3 registration, pursuant to a registration right agreement entered into in connection with the sale of our Series A preferred shares and as amended in connection with the formation of our joint venture with Aegis Media. See “Description of Share Capital — Registration Rights.”

Joint Venture with Aegis Media

In January 2010, we formed a joint venture with international 4A advertising group Aegis Media to operate its brand “Vizeum” in China. We and Aegis Media have agreed that the control over Beijing Vizeum be transferred to our company subsequent to the closing of the investment by Aegis Media transaction in our company in January 2010. The legal ownership of all of the outstanding equity interests of Beijing Vizeum will be transferred to Posterscope upon the receipt of applicable governmental approvals and completion of regulatory registrations. Concurrently, our subsidiary Media Port will hold 60% of the outstanding equity interests in Posterscope, which were subscribed for a purchase price of RMB3.6 million. During the two-year period from January 1, 2016, Aegis Media will have the right to acquire a majority of the shares of Posterscope by purchasing from us 11% of the outstanding shares of Posterscope. If Aegis Media so acquires a majority of the shares of Posterscope, then beginning on January 1, 2018, Aegis Media will have the right to purchase an additional number of our shares of Posterscope, and we will have the right to sell an additional number of our shares of Posterscope to Aegis Media. In addition, in the ten-year period from January 1, 2024, Aegis Media will have the right to purchase all of our remaining shares of Posterscope, and we will have the right to sell all of our remaining shares of Posterscope to Aegis Media. The consideration for the transfers described above will be based on a multiple of the average after-tax profits of Posterscope for the two-year period prior to a transfer.

Investment by Aegis Media

Concurrently with the formation of our joint venture with Aegis Media, we issued 12,390,000 ordinary shares to Aegis Media at an aggregate price of approximately US$49.6 million. The proceeds from the issuance were used by us to redeem an aggregate of 7,500,000 Series A preferred shares held by Swift Rise International Limited and Dynasty Cayman Limited for an aggregate amount of approximately

US$37.0 million, which consisted of a principal amount of US$30.0 million and a redemption premium amount of US$7.0 million pursuant to the original terms, and to pay accumulated premiums of US$4.4 million on the 5,000,000 Series A preferred shares which remained outstanding. In order to satisfy Aegis Media’s desire to hold no less than certain percentage of our share capital, Mr. He Dang agreed to sell to us 4,890,000 ordinary shares beneficially held by him. In addition, in order to provide us with additional capital, Mr. He Dang agreed to loan the proceeds from this sale to us, and, and as a result, we issued a promissory note to Mr. He Dang in the principal amount of approximately US$19.6 million, due in January 2011. Until July 1, 2010, Aegis Media has an option to require us to repurchase all or a portion of the ordinary shares held by Aegis Media if we are in breach of our obligations under our joint venture as a result of our failure to procure the entry by specified clients into agreements with the joint venture by April 30, 2010 or the failure of such agreements to meet specified revenue targets. We are currently in the process of procuring the entry of these agreements. On April 16, 2010, we received a written acknowledgement from Aegis Media that we have fully satisfied our obligations to procure entry by specified clients into agreements with the joint venture and that such agreements have met the specified revenue targets. Aegis Media has agreed that, after this offering, it would not acquire more than 25% of our voting securities without the prior approval of our board of directors. Aegis Media is also entitled to certain registration rights pursuant to a registration rights agreement. See “Description of Share Capital — Registration Rights.”

We, Mr. He Dang and certain of his affiliated entities, Aegis Media, and Chaview Investments Limited also entered into a shareholders agreement, amended and restated as of January 20, 2010, under the terms of which our board of directors consists of six directors, including, subject to certain conditions, one director designated by Chaview Investments Limited, one director designated by Aegis Media, three directors designated by Mr. He Dang and one independent director designated by the holders of 50% of our total outstanding share capital. Furthermore, we and Mr. He Dang and certain of his affiliated entities have agreed to restrictions on the solicitation of clients and employees of Aegis Media or the joint venture, and Aegis Media has agreed to restrictions on the solicitation of clients and employees of our company or the joint venture. In addition, Mr. He Dang and certain of his affiliated entities have agreed to restrictions on participating in businesses, other than those of our company’s, that compete with us, Aegis Media or the joint venture. These restrictions will continue to apply after the completion of this offering. In addition, after completion of this offering Aegis Media will continue to have the right to designate one of our directors if Aegis Media holds no less than 10% of our issued share capital.

Other Transactions with Shareholders

Acquisition of Advertising Media Resources

We had an outstanding balance of US$1.2 million, US$0.8 million and US$0.5 million owed to Xing Yang Shi Ji, Shi Dai Lian Guang and Charm Yi Shu, respectively, as of December 31, 2007. The balances were in connection with general business transactions such as business development and advertisement placement. The balances with related parties were due and paid within one year. These three companies are wholly owned by Mr. He Dang. These companies secured advertising media resources on our behalf and paid the initial deposits at our request.

Office and Automobile Leases

We also rented office space and automobiles from Mr. He Dang and a family member of his in 2007, 2008 and 2009. The rate for rent was determined based on prevailing market prices. The rental expenses we paid to Mr. He Dang in 2007 and 2008 were US$0.3 million and US$0.6 million, respectively. The rental expenses we paid to Mr. He Dang for 2009 were US$0.7 million. As of December 31, 2009 and December 31, 2008, we had an outstanding balance of US$41,000 and US$50,000 owed to Mr. He Dang, respectively.

Declared Dividends

Our affiliated consolidated entities declared dividends of approximately RMB180.1 million in March 2008, of which RMB43.0 million was paid in August 2009 to an entity controlled by Mr. He Dang and RMB137.1 million remains unpaid.

Transactions Related to Our Corporate Structure

See “Our Corporate Structure — Contractual Arrangements.”

Share Incentives

See “Management — 2008 Share Incentive Plan.”

DESCRIPTION OF SHARE CAPITAL

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended and restated from time to time, and the Companies Law (as amended) of the Cayman Islands and common law applicable in the Cayman Islands.

As of the date of this prospectus, our authorized share capital is US$20,500 consisting of 205,000,000 shares comprised of (i) 187,500,000 ordinary shares, par value of US$0.0001 per share, of which 57,500,000 shares are issued and outstanding and (ii) 17,500,000 Series A preferred shares, par value of US$0.0001 per share, of which 5,000,000 shares are issued and outstanding.

We have adopted an amended and restated memorandum and articles of association which will become effective upon the completion of this offering and our authorised share capital will consist of 122,500,000 Class A ordinary shares, par value of US$0.0001 per share and 82,500,000 Class B ordinary shares, par value of US$0.0001 per share. Upon the completion of this offering, all of our ordinary shares will be re-classified into Class A ordinary shares, which will be entitled to one vote per share, and Class B ordinary shares, which will be entitled to five votes per share. The Class B ordinary shares will consist of ordinary shares held by our shareholders prior to the completion of this offering and any ordinary shares issued upon the exercise of options granted under our 2008 share incentive plan. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares. The following discussion primarily concerns ordinary shares and the rights of holders of ordinary shares. Holders of our ADRs will not be treated as our shareholders and their rights are subject to the deposit agreement. See “Description of the American Depositary Shares.”

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form. Our shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares subject to the restrictions set forth in our amended and restated articles of association, as applicable.

Dividends

The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights

Each holder of ordinary shares is entitled to vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders is by a poll. Each holder of our Class A ordinary shares is entitled to have one vote for each ordinary share registered in his or her name on our register of members and every holder of our Class B ordinary shares is entitled to five votes for each ordinary share registered in his or her name on our register of members.

A quorum required for a meeting of shareholders consists of shareholders who hold at least one third of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative. Shareholders’ meetings are held annually and may be convened by our board of directors on its own initiative or upon a request to the board of directors by shareholders holding in the aggregate at least 10% of our ordinary shares. Advance notice of at least seven days is required for the convening of our annual general meeting and other shareholders meetings.

An ordinary resolution to be passed by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast in a general meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares. A special resolution will be required for important matters such as a change of name or making changes to our amended and restated memorandum and articles of association.

Conversion of Class B Ordinary Shares

Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible under any circumstances. Upon any transfer of Class B ordinary shares by a holder thereof to any person or that which is not an affiliate (as defined in our amended and restated articles of association) of such holder, such Class B ordinary shares will be automatically and immediately converted into the equal number of Class A ordinary shares.

Difference Between Class A and Class B Ordinary Shares

Class A ordinary shares and Class B ordinary shares differ in the voting and conversion rights attached to the Class B ordinary shares as disclosed above.

Transfer of Ordinary Shares

Subject to the restrictions of our amended and restated articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

•	the instrument of transfer is lodged with us, accompanied by the certificate for the ordinary shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

•	the instrument of transfer is in respect of only one class of ordinary shares;

•	the instrument of transfer is properly stamped, if required;

•	in the case of a transfer to joint holders, the number of joint holders to whom the ordinary share is to be transferred does not exceed four; and

•	the ordinary shares transferred are free of any lien in favor of us.

If our directors refuse to register a transfer they shall, within two months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

Liquidation

On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares

Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner as may be determined by our amended and restated memorandum and articles of association.

Variations of Rights of Shares

All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the unanimous written consent of the holders of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class. Consequently, the rights of any class of shares cannot be detrimentally altered without a majority vote of all of the shares in that class. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking pari passu with such existing class of shares. The rights of holders of ordinary shares shall not be deemed to be varied by the creation or issue of shares with preferred or other rights which may be affected by the directors as provided in the articles of association without any vote or consent of the holders of ordinary shares.

General Meetings of Shareholders

Our board of directors may, and shall on the requisition of shareholders holding at least 10% of the paid up capital of our company carrying voting rights at general meetings, proceed to convene a general meeting of such shareholders. If the directors do not within 21 days from the deposit of the requisition duly proceed to convene a general meeting, which will be held within a further period of 21 days, the requisitioning shareholders, or any of them holding more than 50% of the total voting rights of all of the requisitioning shareholders, may themselves convene a general meeting. Any such general meeting must be convened within three months after the expiration of such 21-day period.

Inspection of Books and Records

Holders of our ordinary shares have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. However, we will provide our shareholders with annual audited financial statements. See “Where You Can Find Additional Information.”

Issuance of Additional Preferred Shares

The Companies Law (as amended) of the Cayman Islands does not prohibit companies from adopting anti-takeover provisions. Our amended and restated memorandum of association authorizes our board of directors to issue additional ordinary shares from time to time as our board of directors shall determine, to the extent of available authorized but unissued shares.

Our amended and restated memorandum of association authorizes our board of directors to establish from time to time one or more series of preferred shares and to determine, with respect to any series of preferred shares, the terms and rights of that series, including:

•	the designation of the series;

•	the number of shares of the series;

•	the dividend rights, dividend rates, conversion rights, voting rights; and

•	the rights and terms of redemption and liquidation preferences.

Our board of directors may issue preferred shares without action by our shareholders to the extent authorized but unissued. The issuance of preferred shares may be used as an anti takeover device without further action on the part of the shareholders. Issuance of these shares may dilute the voting power of holders of ordinary shares.

Exempted Company

We are an exempted company with limited liability under the Companies Law of the Cayman Islands. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except that an exempted company:

•	does not have to file an annual return of its shareholders with the Registrar of Companies;

•	is not required to open its register of members for inspection;

•	does not have to hold an annual general meeting;

•	may in certain circumstances issue negotiable or bearer shares or shares with no par value;

•	may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

•	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

•	may register as a limited duration company; and

•	may register as a segregated portfolio company.

“Limited liability” means that the liability of each shareholder is limited to the amount unpaid by the shareholder on the shares of the company.

Differences in Corporate Law

The Companies Law is modeled after that of English law but does not follow many recent English law statutory enactments. In addition, the Companies Law differs from laws applicable to Delaware corporations and their shareholders. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware.

Mergers and Similar Arrangements

The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies.

For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company.

In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, or the Plan, which must then be authorized by either:

(a) a special resolution of the shareholders of each constituent company voting together as one class if the shares to be issued to each shareholder in the consolidated or surviving company will have the same rights and economic value as the shares held in the relevant constituent company or

(b) a shareholder resolution of each constituent company passed by a majority in number representing 75% in value of the shareholders voting together as one class.

The Plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette.

Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions.

Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

•	the statutory provisions as to the dual majority vote have been met;

•	the shareholders have been fairly represented at the meeting in question;

•	the arrangement is such that a businessman would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

The Cayman Islands courts can be expected to follow English case law precedents.

The common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) which permit a minority shareholder to commence a class action against or derivative actions in the name of the company to challenge:

(a) an act which is ultra vires the company or illegal,

(b) an act which constitutes a fraud against the minority where the wrongdoers are themselves in control of the company, and

(c) an action which requires a resolution with a qualified (or special) majority which has not been obtained) have been applied and followed by the courts in the Cayman Islands.

Indemnification of Directors and Executive Officers and Limitation of Liability

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association permit indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such unless such losses or damages arise from dishonesty, fraud or default of such directors or officers. This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we have entered into indemnification agreements with our directors and senior executive officers that provide such persons with additional indemnification beyond that provided in our amended and restated memorandum and articles of association.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us under the foregoing provisions, we have been informed that in the opinion of the U.S. Securities and Exchange Commission, or SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director acts in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interest of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, the director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company and therefore it is considered that he owes the following duties to the company — a duty to act bona fide in the best interests of the company, a duty not to make a profit based on his position as director (unless the company permits him to do so) and a duty not to put himself in a position where the interests of the company conflict with his personal interest or his duty to a third party. A director of a Cayman Islands company owes to the company a duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his duties a greater degree of skill than may reasonably be expected from a person of his knowledge and experience. However, English and Commonwealth courts have moved towards an objective standard with regard to the required skill and care and these authorities are likely to be followed in the Cayman Islands.

Shareholder Action by Written Consent

Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent by amendment to its certificate of incorporation. Cayman Islands law and our amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

Cayman Islands law and our amended and restated articles of association allow our shareholders holding not less than 10% of the paid-up voting share capital of the company to requisition a shareholder’s meeting. As an exempted Cayman Islands company, we are not obliged by law to call shareholders’ annual general meetings. However, our amended and restated articles of association require us to call such meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands but our amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our amended and restated articles of association, directors may be removed without cause, but only by the vote of holders of two-thirds of our shares, cast at a general meeting, or the unanimous written resolution of all shareholders, or with cause, by the ordinary resolution or the unanimous written resolution of all shareholders.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our amended and restated articles of association, our company may be dissolved, liquidated or wound up by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under Cayman Islands law and our amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a class meeting of holders of two-thirds of the shares of such class or unanimous written resolution of all shareholders.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, our amended and restated memorandum and articles of association may only be amended with a special resolution at a meeting or the unanimous written resolution of all shareholders.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

History of Securities Issuances

In February 2008, we issued 50,000,000 ordinary shares to Merry Circle Trading Limited, a British Virgin Islands company whose sole shareholder and sole director is Mr. He Dang, upon the establishment of our company in the Cayman Islands.

In July 2008, we issued and sold an aggregate of 7,500,000 Series A convertible redeemable preferred shares to Dynasty Cayman Limited and Swift Rise International Limited, at an aggregate purchase price of US$30.0 million.

In August 2008, we issued and sold an aggregate of 5,000,000 Series A convertible redeemable preferred shares to Chaview Investments Limited, at an aggregate purchase price of US$20 million.

In January 2010, we issued 12,390,000 ordinary shares to Aegis Media at an aggregate price of approximately US$49.6 million. In connection with the investment by Aegis Media in our company, we redeemed an aggregate of 7,500,000 Series A preferred shares held by Swift Rise International Limited and Dynasty Cayman Limited for an aggregate amount of approximately US$30.0 million, and repurchased 4,890,000 ordinary shares beneficially held by Mr. He Dang by issuing a promissory note due 2011 in the principal amount of approximately US$19.6 million.

As of December 31, 2009, we have granted options and stock purchase rights to purchase a total of 6,845,333 ordinary shares to some of our directors, officers, employees and consultants, without giving effect to options that were exercised or terminated. See “Management — 2008 Share Incentive Plan.”

Registration Rights

Pursuant to the registration right agreement, amended and restated as of January 20, 2010, among our company, Mr. He Dang Aegis Media and holders of our Series A convertible redeemable preferred shares, we have granted certain registration rights to holders of our registrable securities, which are our ordinary shares issued to Aegis Media, the Series A preferred shares, ordinary shares issuable or issued upon conversion of the Series A preferred shares, equity securities issued as (or issuable upon the conversion, exchange or exercise of ordinary share equivalents) a dividend or other distribution with respect to such shares and ADSs representing the foregoing, subject to certain exceptions. Set forth below is a description of these registration rights.

Demand Registration Rights

At any time after the date of this offering, each of Aegis Media and Chaview Investments Limited has the right to demand that we file a registration statement covering the offer and sale of all or at least 30% of the registrable securities held by it. Aegis Media and Chaview Investments Limited may each initiate two such demands. We, however, are not obligated to effect a demand registration if (i) we have already effected four demand registrations, (ii) we have effected one such demand registration during any nine-month period, or (iii) if the registrable securities of the initiating holder may be immediately registered on Form F-3 or S-3 pursuant to a request made pursuant to the F-3 registration rights under the registration agreement. We have the right to defer filing of a registration statement (i) for up to 120 days if we give notice of our intention to effect the filing of a registration within 60 days from receipt of the request but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other shares during such 120 day period, subject to certain exceptions, (ii) within 180 days of the effective date of any registration pertaining to our securities, subject to certain exceptions and (iii) for up to 120 days if we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the board of directors that filing of a registration statement will be seriously detrimental to us or our shareholders, but we cannot exercise the deferral right more than once in any 12-month period and cannot file a registration with respect to any public offering of our securities during such 120-day period.

Piggyback Registration Rights

If we propose to file a registration statement for a public offering of our securities other than, among other things, relating to a stock option plan or a corporate reorganization, then we must offer holders of registrable securities an opportunity to include in the registration all or any part of their registrable securities. The underwriters of any underwritten offering will have the right to limit the number of shares with registration rights to be included in the registration statement.

Form F-3 Registration Rights

Holders of at least 20% our registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 or S-3. We are not obligated to file a registration statement on Form F-3 or S-3 if (1) we are not entitled to use Form F-3 or S-3, or (2) the aggregate offering price for such registration does not exceed US$2 million. We have the right to defer filing of a registration statement (i) for up to 120 days if we give notice of our intention to effect the filing of a registration within 60 days from receipt of the request but we cannot exercise the deferral right more than once in any 12-month period and cannot register any other shares during such 120-day period, subject to certain exceptions, (ii) within 180 days of the effective date of any registration pertaining to our securities, subject to certain exceptions and (iii) for up to 120 days if we provide the requesting holders a certificate signed by our chief executive officer stating that in the good faith judgment of the board of directors that filing of a registration statement will be seriously detrimental to us or our shareholders, but we cannot exercise the deferral right more than once in any

12-month period and cannot file a registration with respect to any public offering of our securities during such 120-day period.

Expenses of Registration

We will pay all expenses, other than underwriting discounts and commissions, relating to up to three demand registrations or pursuant to any piggyback or F-3 registration rights.

For more detailed information relating to the registration rights, see the registration right agreement filed as an exhibit to the registration statement that includes this prospectus.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Receipts

JPMorgan Chase Bank, N.A., as depositary, will issue the ADSs which you will be entitled to receive in this offering. Each ADS will represent an ownership interest in two Class A ordinary shares which we will deposit with the custodian, as agent of the depositary, under the deposit agreement among ourselves, the depositary and yourself as an ADR holder. In the future, each ADS will also represent any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflect your ownership of ADSs.

The depositary’s office is located at 4 New York Plaza, New York, NY 10004.

You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. This description assumes you hold your ADSs directly. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder described in this section. You should consult with your broker or financial institution to find out what those procedures are.

As an ADR holder, we will not treat you as a shareholder of ours and you will not have any shareholder rights. Cayman Islands law governs shareholder rights. Because the depositary or its nominee will be the shareholder of record for the shares represented by all outstanding ADSs, shareholder rights rest with such record holder. Your rights are those of an ADR holder. Such rights derive from the terms of the deposit agreement to be entered into among us, the depositary and all registered holders from time to time of ADSs issued under the deposit agreement. The obligations of the depositary and its agents are also set out in the deposit agreement. Because the depositary or its nominee will actually be the registered owner of the Class A ordinary shares, you must rely on it to exercise the rights of a shareholder on your behalf. The deposit agreement and the ADSs are governed by New York law.

The following is a summary of the material terms of the deposit agreement. Because it is a summary, it does not contain all the information that may be important to you. For more complete information, you should read the entire deposit agreement and the form of ADR which contains the terms of your ADSs. You can read a copy of the deposit agreement which is filed as an exhibit to the registration statement of which this prospectus forms a part. You may also obtain a copy of the deposit agreement at the SEC’s Public Reference Room which is located at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-732-0330. You may also find the registration statement and the attached deposit agreement on the SEC’s website at http://www.sec.gov.

Share Dividends and Other Distributions

How will I receive dividends and other distributions on the shares underlying my ADSs?

We may make various types of distributions with respect to our securities. The depositary has agreed that, to the extent practicable, it will pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after converting any cash received into U.S. dollars and, in all cases, making any necessary deductions provided for in the deposit agreement. You will receive these distributions in proportion to the number of underlying securities that your ADSs represent.

Except as stated below, the depositary will deliver such distributions to ADR holders in proportion to their interests in the following manner:

•	Cash. The depositary will distribute any U.S. dollars available to it resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof (to the extent applicable), on an averaged or other practicable basis, subject to (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain registered ADR holders, and (iii) deduction of the depositary’s expenses in (1) converting any foreign currency to U.S. dollars to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner. If exchange rates fluctuate during a time when the depositary cannot convert a foreign currency, you may lose some or all of the value of the distribution.

•	Shares. In the case of a distribution in shares, the depositary will issue additional ADRs to evidence the number of ADSs representing such shares. Only whole ADSs will be issued. Any shares which would result in fractional ADSs will be sold and the net proceeds will be distributed in the same manner as cash to the ADR holders entitled thereto.

•	Rights to receive additional shares. In the case of a distribution of rights to subscribe for additional shares or other rights, if we provide evidence satisfactory to the depositary that it may lawfully distribute such rights, the depositary will distribute warrants or other instruments in the discretion of the depositary representing such rights. However, if we do not furnish such evidence, the depositary may:

•	sell such rights if practicable and distribute the net proceeds in the same manner as cash to the ADR holders entitled thereto; or

•	if it is not practicable to sell such rights, do nothing and allow such rights to lapse, in which case ADR holders will receive nothing.

We have no obligation to file a registration statement under the Securities Act in order to make any rights available to ADR holders.

•	Other Distributions. In the case of a distribution of securities or property other than those described above, the depositary may either (i) distribute such securities or property in any manner it deems equitable and practicable or (ii) to the extent the depositary deems distribution of such securities or property not to be equitable and practicable, sell such securities or property and distribute any net proceeds in the same way it distributes cash.

If the depositary determines that any distribution described above is not practicable with respect to any specific registered ADR holder, the depositary may choose any method of distribution that it deems practicable for such ADR holder, including the distribution of foreign currency, securities or property, or it may retain such items, without paying interest on or investing them, on behalf of the ADR holder as deposited securities, in which case the ADSs will also represent the retained items.

Any U.S. dollars will be distributed by checks drawn on a bank in the United States for whole dollars and cents. Fractional cents will be withheld without liability and dealt with by the depositary in accordance with its then current practices.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADR holders.

There can be no assurance that the depositary will be able to convert any currency at a specified exchange rate or sell any property, rights, shares or other securities at a specified price, nor that any of such transactions can be completed within a specified time period.

Deposit, Withdrawal and Cancellation

How does the depositary issue ADSs?

The depositary will issue ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian and pay the fees and expenses owing to the depositary in connection with such issuance. In the case of the ADSs to be issued under this prospectus, we will arrange with the underwriters named herein to deposit such shares.

Shares deposited in the future with the custodian must be accompanied by certain delivery documentation, including instruments showing that such shares have been properly transferred or endorsed to the person on whose behalf the deposit is being made.

The custodian will hold all deposited shares (including those being deposited by or on our behalf in connection with the offering to which this prospectus relates) for the account of the depositary. ADR holders thus have no direct ownership interest in the shares and only have such rights as are contained in the deposit agreement. The custodian will also hold any additional securities, property and cash received on or in substitution for the deposited shares. The deposited shares and any such additional items are referred to as “deposited securities”.

Upon each deposit of shares, receipt of related delivery documentation and compliance with the other provisions of the deposit agreement, including the payment of the fees and charges of the depositary and any taxes or other fees or charges owing, the depositary will issue an ADR or ADRs in the name or upon the order of the person entitled thereto evidencing the number of ADSs to which such person is entitled. All of the ADSs issued will, unless specifically requested to the contrary, be part of the depositary’s direct registration system, and a registered holder will receive periodic statements from the depositary which will show the number of ADSs registered in such holder’s name. An ADR holder can request that the ADSs not be held through the depositary’s direct registration system and that a certificated ADR be issued.

How do ADR holders cancel an ADS and obtain deposited securities?

When you turn in your ADR certificate at the depositary’s office, or when you provide proper instructions and documentation in the case of direct registration ADSs, the depositary will, upon payment of certain applicable fees, charges and taxes, deliver the underlying shares to you or upon your written order. In the case of certificated ADSs, delivery will be made at the custodian’s office. At your risk, expense and request, the depositary may deliver deposited securities at such other place as you may request.

The depositary may only restrict the withdrawal of deposited securities in connection with:

•	temporary delays caused by closing our transfer books or those of the depositary or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends;

•	the payment of fees, taxes and similar charges; or

•	compliance with any U.S. or foreign laws or governmental regulations relating to the ADRs or to the withdrawal of deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Record Dates

The depositary may, after consultation with us if practicable, fix record dates for the determination of the registered ADR holders who will be entitled (or obligated, as the case may be):

•	to receive any distribution on or in respect of shares,

•	to give instructions for the exercise of voting rights at a meeting of holders of shares,

•	to pay the fee assessed by the depositary for administration of the ADR program and for any expenses as provided for in the ADR, or

•	receive any notice or to act in respect of other matters

all subject to the provisions of the deposit agreement.

Voting Rights

How do I vote?

If you are an ADR holder and the depositary asks you to provide it with voting instructions, you may instruct the depositary how to exercise the voting rights for the shares which underlie your ADSs. As soon as practicable after receiving notice of any meeting or solicitation of consents or proxies from us, the depositary will distribute to the registered ADR holders a notice stating such information as is contained in the voting materials received by the depositary and describing how you may instruct the depositary to exercise the voting rights for the shares which underlie your ADSs, including instructions for giving a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them in the manner and on or before the date specified. The depositary will try, as far as is practical, subject to the provisions of and governing the underlying shares or other deposited securities, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. The depositary will not itself exercise any voting discretion. Furthermore, neither the depositary nor its agents are responsible for any failure to carry out any voting instructions, for the manner in which any vote is cast or for the effect of any vote.

There is no guarantee that you will receive voting materials in time to instruct the depositary to vote and it is possible that you, or persons who hold their ADSs through brokers, dealers or other third parties, will not have the opportunity to exercise a right to vote.

Reports and Other Communications

Will ADR holders be able to view our reports?

The depositary will make available for inspection by ADR holders at the offices of the depositary and the custodian the deposit agreement, the provisions of or governing deposited securities, and any written communications from us which are both received by the custodian or its nominee as a holder of deposited securities and made generally available to the holders of deposited securities.

Additionally, if we make any written communications generally available to holders of our shares, and we furnish copies thereof (or English translations or summaries) to the depositary, it will distribute the same to registered ADR holders.

Fees and Expenses

What fees and expenses will I be responsible for paying?

The depositary may charge each person to whom ADSs are issued, including, without limitation, issuances against deposits of shares, issuances in respect of share distributions, rights and other distributions, issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or deposited securities, and each person surrendering ADSs for withdrawal of deposited securities or whose ADRs are cancelled or reduced for any other reason, $5.00 for each 100 ADSs (or any portion thereof) issued, delivered, reduced, cancelled or surrendered, as the case may be. The depositary may sell (by public or private sale) sufficient securities and property received in respect of a share distribution, rights and/or other distribution prior to such deposit to pay such charge.

The following additional charges shall be incurred by the ADR holders, by any party depositing or withdrawing shares or by any party surrendering ADSs or to whom ADSs are issued (including, without limitation, issuance pursuant to a stock dividend or stock split declared by us or an exchange of stock regarding the ADRs or the deposited securities or a distribution of ADSs), whichever is applicable:

•	a fee of U.S.$1.50 per ADR or ADRs for transfers of certificated or direct registration ADRs;

•	a fee of up to U.S.$0.05 per ADS for any cash distribution made pursuant to the deposit agreement;

•	a fee of up to U.S.$0.05 per ADS per calendar year (or portion thereof) for services performed by the depositary in administering the ADRs (which fee may be charged on a periodic basis during each calendar year and shall be assessed against holders of ADRs as of the record date or record dates set by the depositary during each calendar year and shall be payable in the manner described in the next succeeding provision);

•	reimbursement of such fees, charges and expenses as are incurred by the depositary and/or any of the depositary’s agents (including, without limitation, the custodian and expenses incurred on behalf of holders in connection with compliance with foreign exchange control regulations or any law or regulation relating to foreign investment) in connection with the servicing of the shares or other deposited securities, the delivery of deposited securities or otherwise in connection with the depositary’s or its custodian’s compliance with applicable law, rule or regulation (which charge shall be assessed on a proportionate basis against holders as of the record date or dates set by the depositary and shall be payable at the sole discretion of the depositary by billing such holders or by deducting such charge from one or more cash dividends or other cash distributions);

•	a fee for the distribution of securities (or the sale of securities in connection with a distribution), such fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities (treating all such securities as if they were shares) but which securities or the net cash proceeds from the sale thereof are instead distributed by the depositary to those holders entitled thereto;

•	stock transfer or other taxes and other governmental charges;

•	cable, telex and facsimile transmission and delivery charges incurred at your request in connection with the deposit or delivery of shares;

•	transfer or registration fees for the registration of transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities; and

•	expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars.

We will pay all other charges and expenses of the depositary and any agent of the depositary (except the custodian) pursuant to agreements from time to time between us and the depositary. The charges described above may be amended from time to time by agreement between us and the depositary.

Our depositary has agreed to reimburse us for certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and exchange application and listing fees. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the ADR program are not known at this time. The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide services to any holder until the fees and expenses owing by such holder for those services or otherwise are paid.

Payment of Taxes

ADR holders must pay any tax or other governmental charge payable by the custodian or the depositary on any ADS or ADR, deposited security or distribution. If an ADR holder owes any tax or other governmental charge, the depositary may (i) deduct the amount thereof from any cash distributions, or (ii) sell deposited securities (by public or private sale) and deduct the amount owing from the net proceeds of such sale. In either case the ADR holder remains liable for any shortfall. Additionally, if any tax or governmental charge is unpaid, the depositary may also refuse to effect any registration, registration of transfer, split-up or combination of deposited securities or withdrawal of deposited securities until such payment is made. If any tax or governmental charge is required to be withheld on any cash distribution, the depositary may deduct the amount required to be withheld from any cash distribution or, in the case of a non-cash distribution, sell the distributed property or securities (by public or private sale) to pay such taxes and distribute any remaining net proceeds to the ADR holders entitled thereto.

By holding an ADR or an interest therein, you will be agreeing to indemnify us, the depositary, its custodian and any of our or their respective directors, employees, agents and affiliates against, and hold each of them harmless from, any claims by any governmental authority with respect to taxes, additions to tax, penalties or interest arising out of any refund of taxes, reduced rate of withholding at source or other tax benefit obtained.

Reclassifications, Recapitalizations and Mergers

If we take certain actions that affect the deposited securities, including (i) any change in par value, split-up, consolidation, cancellation or other reclassification of deposited securities or (ii) any distributions not made to holders of ADRs or (iii) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all of our assets, then the depositary may choose to:

(1) amend the form of ADR;

(2) distribute additional or amended ADRs;

(3) distribute cash, securities or other property it has received in connection with such actions;

(4) sell any securities or property received and distribute the proceeds as cash; or

(5) none of the above.

If the depositary does not choose any of the above options, any of the cash, securities or other property it receives will constitute part of the deposited securities and each ADS will then represent a proportionate interest in such property.

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADSs without your consent for any reason. ADR holders must be given at least 30 days notice of any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or otherwise prejudices any substantial existing right of ADR holders. Such notice need not describe in detail the specific amendments effectuated thereby, but must give ADR holders a means to access the text of such amendment. If an ADR holder continues to hold an ADR or ADRs after being so notified, such ADR holder is deemed to agree to such amendment and to be bound by the deposit agreement as so amended. Notwithstanding the foregoing, if any governmental body or regulatory body should adopt new laws, rules or regulations which would require amendment or supplement of the deposit agreement or the form of ADR to ensure compliance therewith, we and the depositary may amend or supplement the deposit agreement and the ADR at any time in accordance with such changed laws, rules or regulations, which amendment or supplement may take effect before a notice is given or within any other period of time as required for compliance. No amendment, however, will impair your right to surrender your ADSs and receive the underlying securities, except in order to comply with mandatory provisions of applicable law.

How may the deposit agreement be terminated?

The depositary may, and shall at our written direction, terminate the deposit agreement and the ADRs by mailing notice of such termination to the registered holders of ADRs at least 30 days prior to the date fixed in such notice for such termination; provided, however, if the depositary shall have (i) resigned as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders unless a successor depositary shall not be operating under the deposit agreement within 45 days of the date of such resignation, and (ii) been removed as depositary under the deposit agreement, notice of such termination by the depositary shall not be provided to registered holders of ADRs unless a successor depositary shall not be operating under the deposit agreement on the 90th day after our notice of removal was first provided to the depositary. After termination, the depositary’s only responsibility will be (i) to deliver deposited securities to ADR holders who surrender their ADRs, and (ii) to hold or sell distributions received on deposited securities. As soon as practicable after the expiration of six months from the termination date, the depositary will sell the deposited securities which remain and hold the net proceeds of such sales (as long as it may lawfully do so), without liability for interest, in trust for the ADR holders who have not yet surrendered their ADRs. After making such sale, the depositary shall have no obligations except to account for such proceeds and other cash.

Limitations on Obligations and Liability to ADR holders

Limits on our obligations and the obligations of the depositary; limits on liability to ADR holders and holders of ADSs

Prior to the issue, registration, registration of transfer, split-up, combination, or cancellation of any ADRs, or the delivery of any distribution in respect thereof, and from time to time, we or the depositary or its custodian may require:

•	payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of shares or other deposited securities upon any applicable register and (iii) any applicable fees and expenses described in the deposit agreement;

•	the production of proof satisfactory to it of (i) the identity of any signatory and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law, regulations, provisions of or governing deposited securities and terms of the deposit agreement and the ADRs, as it may deem necessary or proper; and

•	compliance with such regulations as the depositary may establish consistent with the deposit agreement.

The issuance of ADRs, the acceptance of deposits of shares, the registration, registration of transfer, split-up or combination of ADRs or the withdrawal of shares, may be suspended, generally or in particular instances, when the ADR register or any register for deposited securities is closed or when any such action is deemed advisable by the depositary; provided that the ability to withdrawal shares may only be limited under the following circumstances: (i) temporary delays caused by closing transfer books of the depositary or our transfer books or the deposit of shares in connection with voting at a shareholders’ meeting, or the payment of dividends, (ii) the payment of fees, taxes, and similar charges, and (iii) compliance with any laws or governmental regulations relating to ADRs or to the withdrawal of deposited securities.

The deposit agreement expressly limits the obligations and liability of the depositary, ourselves and our respective agents. Neither we nor the depositary nor any such agent will be liable if:

•	any present or future law, rule, regulation, fiat, order or decree of the United States, the Cayman Islands, the People’s Republic of China (including the Hong Kong Special Administrative Region) or any other country, or of any governmental or regulatory authority or securities exchange or market or automated quotation system, the provisions of or governing any deposited securities, any present or future provision of our charter, any act of God, war, terrorism or other circumstance beyond our, the depositary’s or our respective agents’ control shall prevent, delay or subject to any civil or criminal penalty any act which the deposit agreement or the ADRs provide shall be done or performed by us, the depositary or our respective agents (including, without limitation, voting);

•	it exercises or fails to exercise discretion under the deposit agreement or the ADR;

•	it performs its obligations under the deposit agreement and ADRs without gross negligence or bad faith;

•	it takes any action or refrains from taking any action in reliance upon the advice of or information from legal counsel, accountants, any person presenting shares for deposit, any registered holder of ADRs, or any other person believed by it to be competent to give such advice or information; or

•	it relies upon any written notice, request, direction or other document believed by it to be genuine and to have been signed or presented by the proper party or parties.

Neither the depositary nor its agents have any obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs. We and our agents shall only be obligated to appear in, prosecute or defend any action, suit or other proceeding in respect of any deposited securities or the ADRs, which in our opinion may involve us in expense or liability, if indemnity satisfactory to us against all expense (including fees and disbursements of counsel) and liability is furnished as often as may be required. The depositary and its agents may fully respond to any and all demands or requests for information maintained by or on its behalf in connection with the deposit agreement, any registered holder or holders of ADRs, any ADRs or otherwise related to the deposit agreement or ADRs to the extent such information is requested or required by or pursuant to any lawful authority, including without limitation laws, rules, regulations, administrative or judicial process, banking, securities or other regulators. The depositary shall not be liable for the acts or omissions made by any securities depository, clearing agency or settlement system in connection with or arising out of book-entry settlement of deposited securities or otherwise. Furthermore, the depositary shall not be responsible for, and shall incur no liability in connection with or arising from, the insolvency of any custodian that is not a branch or affiliate of JPMorgan Chase Bank, N.A.

Additionally, none of us, the depositary or the custodian shall be liable for the failure by any registered holder of ADRs or beneficial owner therein to obtain the benefits of credits on the basis of non-U.S. tax paid against such holder’s or beneficial owner’s income tax liability. Neither we nor the depositary shall incur any liability for any tax consequences that may be incurred by holders or beneficial owners on account of their ownership of ADRs or ADSs.

Neither the depositary nor its agents will be responsible for any failure to carry out any instructions to vote any of the deposited securities, for the manner in which any such vote is cast or for the effect of any such vote. Neither the depositary nor any of its agents shall be liable to registered holders of ADRs or beneficial owners of interests in ADSs for any indirect, special, punitive or consequential damages (including, without limitation, lost profits) of any form incurred by any person or entity, whether or not foreseeable and regardless of the type of action in which such a claim may be brought.

The depositary may own and deal in any class of our securities and in ADSs.

Disclosure of Interest in ADSs

To the extent that the provisions of or governing any deposited securities may require disclosure of or impose limits on beneficial or other ownership of deposited securities, other shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, you agree to comply with all such disclosure requirements and ownership limitations and to comply with any reasonable instructions we may provide in respect thereof. We reserve the right to instruct you to deliver your ADSs for cancellation and withdrawal of the deposited securities so as to permit us to deal with you directly as a holder of shares and, by holding an ADS or an interest therein, you will be agreeing to comply with such instructions.

Books of Depositary

The depositary or its agent will maintain a register for the registration, registration of transfer, combination and split-up of ADRs, which register shall include the depositary’s direct registration system. Registered holders of ADRs may inspect such records at the depositary’s office at all reasonable times, but solely for the purpose of communicating with other holders in the interest of the business of our company or a matter relating to the deposit agreement. Such register may be closed from time to time, when deemed expedient by the depositary.

The depositary will maintain facilities for the delivery and receipt of ADRs.

Pre-Release of ADSs

In its capacity as depositary, the depositary shall not lend shares or ADSs; provided, however, that the depositary may (i) issue ADSs prior to the receipt of shares and (ii) deliver shares prior to the receipt of ADSs for withdrawal of deposited securities, including ADSs which were issued under (i) above but for which shares may not have been received (each such transaction a “pre-release”). The depositary may receive ADSs in lieu of shares under (i) above (which ADSs will promptly be canceled by the depositary upon receipt by the depositary) and receive shares in lieu of ADSs under (ii) above. Each such pre-release will be subject to a written agreement whereby the person or entity (the “applicant”) to whom ADSs or shares are to be delivered (a) represents that at the time of the pre-release the applicant or its customer owns the shares or ADSs that are to be delivered by the applicant under such pre-release, (b) agrees to indicate the depositary as owner of such shares or ADSs in its records and to hold such shares or ADSs in trust for the depositary until such shares or ADSs are delivered to the depositary or the custodian, (c) unconditionally guarantees to deliver to the depositary or the custodian, as applicable, such shares or ADSs, and (d) agrees to any additional restrictions or requirements that the depositary deems appropriate. Each such pre-release will be at all times fully collateralized with cash, U.S. government securities or such other collateral as the depositary deems appropriate, terminable by the depositary on not more than five (5) business days’ notice and subject to such further indemnities and credit regulations as the depositary deems appropriate. The depositary will normally limit the number of ADSs and shares involved in such pre-release at any one time to thirty percent (30%) of the ADSs outstanding (without giving effect to ADSs outstanding under (i) above), provided, however, that the depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The depositary may also set limits with respect to the number of ADSs and shares involved in pre-release with any one person on a case-by-case basis as it deems appropriate. The depositary may retain for its own account any compensation received by it in conjunction with the foregoing. Collateral provided pursuant to (b) above, but not the earnings thereon, shall be held for the benefit of the registered holders of ADRs (other than the applicant).

Appointment

In the deposit agreement, each registered holder of ADRs and each person holding an interest in ADSs, upon acceptance of any ADSs (or any interest therein) issued in accordance with the terms and conditions of the deposit agreement will be deemed for all purposes to:

•	be a party to and bound by the terms of the deposit agreement and the applicable ADR or ADRs, and

•	appoint the depositary its attorney-in-fact, with full power to delegate, to act on its behalf and to take any and all actions contemplated in the deposit agreement and the applicable ADR or ADRs, to adopt any and all procedures necessary to comply with applicable laws and to take such action as the depositary in its sole discretion may deem necessary or appropriate to carry out the purposes of the deposit agreement and the applicable ADR and ADRs, the taking of such actions to be the conclusive determinant of the necessity and appropriateness thereof.

Governing Law

The deposit agreement and the ADRs shall be governed by and construed in accordance with the laws of the State of New York. In the deposit agreement, we have submitted to the jurisdiction of the courts of the State of New York and appointed an agent for service of process on our behalf.

SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have outstanding 7,812,500 ADSs representing approximately 20% of our ordinary shares in issue. All of the ADSs sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act. Sales of substantial amounts of our ADSs in the public market could adversely affect prevailing market prices of our ADSs. Prior to this offering, there has been no public market for our ordinary shares or the ADSs, and while our ADSs have been approved for listing on the Nasdaq Global Market, we cannot assure you that a regular trading market will develop in the ADSs. We do not expect that a trading market will develop for our ordinary shares not represented by the ADSs.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any ADSs or shares of ordinary shares, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

Our directors and executive officers, as well as our existing shareholders, have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any ADSs or shares of ordinary shares or securities convertible into or exchangeable or exercisable for any ADSs or shares of ordinary shares, enter into a transaction that would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our ADSs, whether any of these transactions are to be settled by delivery of our ADSs or other securities, in cash or otherwise, or publicly disclose the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives for a period of 180 days after the date of this prospectus. After the expiration of the 180-day period, the ordinary shares or ADSs held by our directors, executive officers or principal shareholders may be sold subject to the restrictions under Rule 144 under the Securities Act or by means of registered public offerings.

The 180-day lock-up period is subject to adjustment under certain circumstances. If in the event that either (i) during the last 17 days of the “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the “lock-up” period, we announce that we will release earnings results during the 16-day period beginning on the last day of the “lock-up” period, then in either case the expiration of the “lock-up” will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following:

•	1% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately 781,250 ordinary shares immediately after this offering; and

•	the average weekly trading volume of our ADSs on the Nasdaq Global Market during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants or advisors who purchases our ordinary shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell such ordinary shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144.

TAXATION

The following summary of the material Cayman Islands, People’s Republic of China and United States federal income tax consequences of an investment in our ADSs or ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this registration statement, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in our ADSs or ordinary shares, such as the tax consequences under state, local and other tax laws. To the extent that the discussion relates to matters of Cayman Islands tax law, it represents the opinion of Maples and Calder, our Cayman Islands counsel.

Cayman Islands Taxation

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or brought within the jurisdiction of the Cayman Islands. The Cayman Islands is not party to any double tax treaties. There are no exchange control regulations or currency restrictions in the Cayman Islands.

People’s Republic of China Taxation

The EIT Law provides that enterprises established outside of China whose “de facto management bodies” are located in China are considered “resident enterprises” and are generally subject to the uniform 25% enterprise income tax rate as to their worldwide income. Under the implementation regulations for the EIT Law issued by the PRC State Council, “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and treasury, and acquisition and disposition of properties and other assets of an enterprise. On April 22, 2009, State Administration of Taxation issued “Notice On Issues Regarding Determination of PRC Resident Enterprise By Using the Criteria of ‘De Facto Management Bodies’,” or Circular 82, which sets forth more detailed and specific standards for determining PRC resident enterprise. However, Circular 82 only applies to those offshore companies which are controlled by enterprises or enterprise groups established in China. Although substantially all of our operational management is currently based in the PRC given that we are incorporated and controlled by PRC individuals instead of PRC enterprises, it is unclear whether PRC tax authorities would require (or permit) us to be treated as a PRC resident enterprise. To our knowledge, there is a lack of clear guidance regarding the criteria pursuant to which the PRC tax authorities will determine the tax residency of a company under the EIT Law. As a result, neither we nor our PRC counsel can be certain as to whether we will be subject to the tax applicable to resident enterprises or non-resident enterprises.

Under the EIT Law and implementation regulations issued by the State Council, PRC income tax at the rate of 10% is applicable to dividends payable to investors that are “non-resident enterprises,” which do not have an establishment or place of business in the PRC, or which have such establishment or place of business but the relevant income is not effectively connected with the establishment or place of business, to the extent such dividends have their sources within the PRC. Similarly, any gain realized on the transfer of ADSs or shares by such investors is also subject to 10% PRC income tax if such gain is regarded as income derived from sources within the PRC. If we are considered a PRC “resident enterprise,” it is unclear whether dividends we pay with respect to our ordinary shares or ADSs, or the gain you may realize from the transfer of our ordinary shares or ADSs, would be treated as income derived from sources within the PRC and be subject to PRC tax. It is also unclear whether, if we are considered a PRC “resident enterprise,” holders of our ordinary shares or ADSs might be able to claim the benefit of income tax treaties entered into between China and other countries.

Material United States Federal Income Tax Consequences

The following summary describes material United States federal income tax consequences of the ownership and disposition of our ordinary shares and ADSs as of the date hereof. The discussion is applicable only to United States Holders (as defined below) who hold our ordinary shares or ADSs as capital assets. As used herein, the term “United States Holder” means a beneficial owner of an ordinary share or ADS that is for United States federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

This summary does not represent a detailed description of the United States federal income tax consequences applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:

•	a dealer in securities or currencies;

•	a financial institution;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ordinary shares or ADSs as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a trader in securities that has elected the mark-to-market method of accounting for your securities;

•	a person liable for alternative minimum tax;

•	a person who owns or is deemed to own 10% or more of our voting stock;

•	a partnership or other pass-through entity for United States federal income tax purposes; or

•	a person whose “functional currency” is not the United States dollar.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be replaced, revoked or modified so as to result in United States federal income tax consequences different from those discussed below. In addition, this summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreement, and all other related agreements, will be performed in accordance with their terms.

If a partnership holds ordinary shares or ADSs, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ordinary shares or ADSs, you should consult your tax advisors.

This summary does not contain a detailed description of all the United States federal income tax consequences to you in light of your particular circumstances and does not address the effects of any state, local or non-United States tax laws. If you are considering the purchase, ownership or disposition of our ordinary shares or ADSs, you should consult your own tax advisors concerning the United States federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the claiming of foreign tax credits for United States Holders of ADSs. Such actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the analysis of the creditability of PRC taxes and the availability of the reduced tax rate for dividends received by certain non-corporate holders, each described below, could be affected by actions taken by intermediaries in the chain of ownership between the holder of an ADS and our company.

ADSs

If you hold ADSs, for United States federal income tax purposes, you generally will be treated as the owner of the underlying ordinary shares that are represented by such ADSs. Accordingly, deposits or withdrawals of ordinary shares for ADSs will not be subject to United States federal income tax.

Taxation of Dividends

Subject to the discussion under “— Passive Foreign Investment Company” below, the gross amount of distributions on the ADSs or ordinary shares will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles. Such income will be includable in your gross income as ordinary income on the day actually or constructively received by you, in the case of the ordinary shares, or by the depositary, in the case of ADSs. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate United States Holders, certain dividends received in taxable years beginning before January 1, 2011 from a qualified foreign corporation may be subject to reduced rates of taxation. A foreign corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares (or ADSs backed by such shares) that are readily tradable on an established securities market in the United States. U.S. Treasury Department guidance indicates that our ADSs, but not our ordinary shares, will, upon listing on the Nasdaq Global Market, be readily tradable on an established securities market in the United States. Thus, we believe that dividends we pay on our ordinary shares that are represented by ADSs, but not on our ordinary shares that are not so represented, will meet such conditions required for the reduced tax rates. There can be no assurance that our ADSs will be considered readily tradable on an established securities market in later years. A qualified foreign corporation also includes a foreign corporation that is eligible for the benefits of certain income tax treaties with the United States. In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law (see discussion under “Taxation — People’s Republic of China Taxation”), we may be eligible for the benefits of the income tax treaty between the United States and the PRC, and if we are eligible for such benefits, dividends we pay on our ordinary shares, regardless of whether such shares are represented by ADSs, would be subject to the reduced rates of taxation. Non-corporate United States Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

In the event that we are deemed to be a PRC “resident enterprise” under the PRC tax law, you may be subject to PRC withholding taxes on dividends paid to you with respect to the ADSs or ordinary shares. In that case, however, you may be able to obtain a reduced rate of PRC withholding taxes under the treaty between the United States and the PRC if certain requirements are met. In addition, subject to certain conditions and limitations, PRC withholding taxes on dividends, if any, may be treated as foreign taxes eligible for credit against your United States federal income tax liability. For purposes of calculating the foreign tax credit, dividends paid to you with respect to our ordinary shares or ADSs will be treated as income from sources outside the United States and will generally constitute passive category income. The rules governing the foreign tax credit are complex. You should consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under United States federal income tax principles, the distribution will be treated first as a tax-free return of your tax basis in your ADSs or ordinary shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. We do not expect to keep earnings and profits in accordance with United States federal income tax principles. Therefore, you should expect that a distribution will generally be reported as a dividend (as discussed above).

Taxation of Capital Gains

For United States federal income tax purposes and subject to the discussion under “— Passive Foreign Investment Company” below, you will recognize taxable gain or loss on any sale or exchange of ADSs or ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized for the ADSs or ordinary shares and your tax basis, determined in U.S. dollars, in the ADSs or ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as United States source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any PRC tax imposed on the disposition of our ordinary shares or ADSs unless such credit can be applied (subject to limitation) against tax due on other income treated as derived from foreign sources. You should consult your tax advisors regarding the tax consequences if a foreign withholding tax is imposed on a disposition of ADSs or shares, including the availability of the foreign tax credit under your particular circumstances.

Passive Foreign Investment Company

Based on the past and projected composition of our income and valuation of our assets, including goodwill, we do not believe we were a “passive foreign investment company,” or PFIC, for our taxable year ended December 31, 2009, and we do not expect to become one in the future, although there can be no assurance in this regard. As the determination of PFIC status requires extensive factual investigation, including ascertaining the fair market value of our assets on a quarterly basis and the character of each item of income we earn, this determination, although ultimately legal in nature, is beyond the scope of legal counsel’s role and, accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status and also expresses no opinion with respect to our expectations contained in this paragraph.

In general, we will be a PFIC for any taxable year in which:

•	at least 75% of our gross income is passive income, or

•	at least 50% of the value (determined based on a quarterly average) of our assets is attributable to assets that produce or are held for the production of passive income.

For this purpose, passive income generally includes dividends, interest, royalties and rents (other than royalties and rents derived in the active conduct of a trade or business and not derived from a related person). If we own at least 25% (by value) of the stock of another corporation, we will be treated, for purposes of the PFIC tests, as owning our proportionate share of the other corporation’s assets and receiving our proportionate share of the other corporation’s income.

The determination of whether we are a PFIC is made annually. Accordingly, it is possible that we may become a PFIC in the current or any future taxable year due to changes in our asset or income composition. Because we have valued our goodwill based on the market value of our equity, a decrease in the price of our ADSs may also result in our becoming a PFIC. If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules discussed below.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” received and any gain realized from a sale or other disposition, including a pledge, of ADSs or ordinary shares. Distributions received in a taxable year that are greater than 125% of the average annual distributions received during the shorter of the three preceding taxable years or your holding period for the ADSs or ordinary shares will be treated as excess distributions. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over your holding period for the ADSs or ordinary shares,

•	the amount allocated to the current taxable year, and any taxable year prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

•	the amount allocated to each other year will be subject to tax at the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

In addition, non-corporate United States Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2011, if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. You will be required to file Internal Revenue Service Form 8621 if you hold our ADSs or ordinary shares in any year in which we are classified as a PFIC.

If we are a PFIC for any taxable year during which you hold our ADSs or ordinary shares and any of our foreign subsidiaries is also a PFIC, you would be treated as owning a proportionate amount (by value) of the shares of the lower-tier PFIC for purposes of the application of these rules. You should consult your tax advisors about the application of the PFIC rules to any of our subsidiaries.

In certain circumstances, in lieu of being subject to the excess distribution rules discussed above, you may make an election to include gain on the stock of a PFIC as ordinary income under a mark-to-market method, provided that such stock is regularly traded on a qualified exchange. Under current law, the mark-to-market election may be available to holders of ADSs because the ADSs will be listed on the Nasdaq Global Market, which constitutes a qualified exchange, although there can be no assurance that the ADSs will be “regularly traded” for purposes of the mark-to-market election. It should also be noted that it is intended that only the ADSs and not our ordinary shares will be listed on the Nasdaq Global Market. If you make an effective mark-to-market election, you will include in each year that we are a PFIC as ordinary income the excess of the fair market value of your ADSs at the end of the year over your adjusted tax basis in the ADSs. You will be entitled to deduct as an ordinary loss each year the excess of your adjusted tax basis in the ADSs over their fair market value at the end of the year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. If you make an effective mark-to-market election, any gain you recognize upon the sale or other disposition of your ADSs will be treated as ordinary income and any loss will be treated as ordinary loss, but only to the extent of the net amount previously included in income as a result of the mark-to-market election.

Your adjusted tax basis in the ADSs will be increased by the amount of any income inclusion and decreased by the amount of any deductions under the mark-to-market rules. If you make a mark-to-market election it will be effective for the taxable year for which the election is made and all subsequent taxable years unless the ADSs are no longer regularly traded on a qualified exchange or the Internal Revenue Service consents to the revocation of the election. You should consult your tax advisor about the availability of the mark-to-market election, and whether making the election would be advisable in your particular circumstances.

Alternatively, you can sometimes avoid the rules described above with respect to the stock you own in a PFIC by electing to treat such PFIC as a “qualified electing fund” under Section 1295 of the Code. However, this option is not available to you because we do not intend to comply with the requirements necessary to permit you to make this election. You should consult your tax advisors concerning the United States federal income tax consequences of holding ADSs or ordinary shares if we are considered a PFIC in any taxable year.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our ADSs or ordinary shares and the proceeds from the sale, exchange or redemption of our ADSs or ordinary shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient such as a corporation. A backup withholding tax may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement, we and the selling shareholder have agreed to sell to the underwriters named below, for whom Credit Suisse Securities (USA) LLC is acting as the representative, the following respective numbers of ADSs:

Underwriters	Number of ADSs

Credit Suisse Securities (USA) LLC.
Oppenheimer & Co. Inc.
Piper Jaffray & Co.
Total

The underwriting agreement provides that the underwriters are obligated to purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the option described below. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

The selling shareholder has granted to the underwriters an option, exercisable for 30 days from the date of pricing, to purchase up to an aggregate of 1,171,875 additional ADSs from the selling shareholder at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. If the option is exercised, each underwriter will severally purchase ADSs in approximately the same proportion as set forth in the table above.

The underwriters propose to offer the ADSs initially at the initial public offering price listed on the cover page of this prospectus and to selling group members at that price less a selling concession of US$           per ADS. The underwriters and the selling group members may allow a discount of US$           per ADS on sales to other broker-dealers. After the initial public offering, the representatives may vary the public offering price and concessions and discount to broker-dealers.

The following table shows the per ADS and total underwriting discounts and commissions and estimated expenses to be paid by us and the selling shareholder. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional ADSs.

	Per Share		Total
	No Exercise	Full Exercise	No Exercise	Full Exercise

Underwriting discounts and commissions paid by us	US$	US$	US$	US$
Expenses payable by us	US$	US$	US$	US$
Underwriting discounts and commissions paid by the selling shareholder	US$	US$	US$	US$
Expenses payable by the selling shareholder	US$	US$	US$	US$

We estimate that our out of pocket expenses for this offering will be approximately US$3.0 million.

The underwriters have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the total number of ADSs being offered. Some of the underwriters are expected to make offers and sales both inside and outside the United States through their respective selling agents. Any offers and sales in the United States will be conducted by broker-dealers registered with the SEC.

We have agreed that we will not, without the prior written consent of the representatives, offer, sell, contract to sell, pledge, grant any option to purchase, purchase any option or contract to sell, right or warrant to purchase, make any short sale or otherwise dispose of, directly or indirectly, or file with the SEC a registration statement under the Securities Act relating to, any of our ADSs or ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares, or otherwise transfer or dispose of (including entering into any swap hedge or other arrangement that transfers to any other entity, in whole or in part, any of the economic consequences of ownership interest): (i) our ADSs and ordinary shares; (ii) shares of our subsidiaries or affiliated consolidated entities and depositary shares representing those shares; and (iii) securities that are substantially similar to such shares or depositary shares or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, or to enter into any swap, hedge or other arrangement, for a period of 180 days after the date of this prospectus. Our directors and executive officers, as well as our existing shareholders, have entered into similar 180-day lock-up agreements with the representatives with respect to our ADSs, ordinary shares or securities convertible into or exchangeable or exercisable for any of our ADSs or ordinary shares.

However, in the event that either (i) during the last 17 days of the 180-day restricted period, we release earnings results or material news or a material event relating to us occurs or (ii) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day restricted period, then in either case the expiration of the 180-day restricted period described in the preceding paragraph will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the material news or the occurrence of the material event, as applicable, unless the representatives waive, in writing, such an extension.

The representatives have no present intent or understandings, tacit or explicit, to release these lock-up arrangements early.

At our request, the underwriters have reserved for sale, at the initial public offering price, up to 390,625 ADSs at the initial public offering price, for our directors, officers, employees, business associates and related persons through a directed share program. The number of ADSs available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved ADSs. Any reserved ADSs not so purchased will be offered by the underwriters to the general public on the same terms as the other ADSs.

We and the selling shareholder have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

Our ADSs have been approved for listing on the Nasdaq Global Market under the symbol “CHRM.”

In connection with the offering the underwriters may engage in stabilizing transactions, short sales, syndicate covering transactions, penalty bids and passive market making in accordance with Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•	Short sales involve sales by the underwriters in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs sold by the underwriters is not greater than the number of additional ADSs that they may purchase from us or the selling shareholder. In a naked short position, the number of ADSs sold by the underwriters is greater than the number of additional ADSs that they may purchase from us or the selling shareholder. The underwriters may close out any covered short position by either exercising their option to purchase additional ADSs and/or purchasing ADSs in the open market.

•	Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the option to purchase additional ADSs. If the underwriters sell more ADSs than could be covered by the option to purchase additional ADSs, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

•	In passive market making, market makers in the ADSs who are underwriters or prospective underwriters may, subject to limitations, make bids for or purchases of our ADSs until the time, if any, at which a stabilizing bid is made.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of our ADSs may be higher than the price that might otherwise exist in the open market. If these activities are commenced, they are required to be conducted in accordance with applicable laws and regulations, and they may be discontinued at any time. These transactions may be effected on the Nasdaq Global Market, in the over-the-counter market or otherwise.

A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

We expect that delivery of our ADSs will be made against payment therefor on or about          .

There has been no public market for our ordinary shares or ADSs prior to this offering. We and the underwriters will agree upon the initial offering price. In determining the price, we and the underwriters expect to consider a number of factors in addition to prevailing market conditions, including: (i) the history of and prospects for the industry in which, and the companies with which, we compete generally; (ii) an assessment of our management; (iii) our present operations; (iv) our historical results of operations; (v) the trend of our revenues and earnings; and (vi) our earnings prospects. We and the underwriters will consider these and other relevant factors in relation to the price of similar securities of generally comparable companies. Neither we nor the underwriters can assure investors that an active trading market will develop for the ADSs, or that the ADSs will trade in the public market at or above the initial offering price.

The underwriters and their affiliates may, from time to time, provide investment banking and other services to us, our officers or our directors for which they will receive customary fees and commissions.

Credit Suisse Securities (USA) LLC is acting as the sole bookrunner for this offering. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010.

Selling Restrictions

European Economic Area

In relation to each member state of the European Economic Area which has implemented the Prospectus Directive (each, a “relevant member state”), with effect from and including the date on which the Prospectus Directive was implemented in that relevant member state (the “relevant implementation date”) no ADSs have been offered or will be offered in that relevant member state prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in the relevant member state, all in accordance with the Prospectus Directive, except that with effect from and including the relevant implementation date, offers of ADSs may be made to the public in that relevant member state at any time:

(a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b) to any legal entity which has two or more of (i) an average of at least 250 employees during the last financial year; (ii) a total balance sheet of more than €43,000,000; and (iii) an annual turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

(c) to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the underwriters; or

(d) in any other circumstances which do not require the publication by the Corporation of a prospectus pursuant to Article 3 of the Prospectus Directive,

provided that no such offer of ADSs shall result in a requirement for the publication of a prospectus pursuant to Article 3 of the Prospectus Directive or any measure implementing the Prospectus Directive in a relevant member state and each person who initially acquires any ADSs or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purpose of the expression an “offer of any ADSs to the public” in relation to any securities in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer of any ADSs to be offered so as to enable an investor to decide to purchase any ADSs, as the same may be varied in that relevant member state by any measure implementing the Prospectus Directive in that relevant member state.

In the case of any ADSs being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, such financial intermediary will also be deemed to have represented, acknowledged and agreed that the ADSs acquired by it have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a relevant member state to qualified investors as so defined or in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale. The company, the selling shareholder, the underwriters and their affiliates, and others will rely upon the truth and accuracy of the foregoing representation, acknowledgement, and agreement. Notwithstanding the above, a person who is not a qualified investor and who has notified the underwriters of such fact in writing may, with the consent of the underwriters, be permitted to subscribe for or purchase ADSs.

This prospectus and any offer when made are only addressed to and directed at persons in member states of the European Economic Area who are “qualified investors” within the meaning of Article 2(1)(e) of the Prospectus Directive (Directive 2003/71/ EC) (the “Qualified Investors”). In addition, in the United Kingdom, this prospectus is being distributed only to, and is directed only at, Qualified Investors (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and Qualified Investors falling within Article 49(2)(a) to (d) of the Order, and (ii) to whom it may otherwise lawfully be communicated (all such persons together being referred to as “relevant persons”). This prospectus must not be acted on or relied on (i) in the United Kingdom, by persons who are not relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, by persons who are not Qualified Investors. Any investment or investment activity to which this prospectus relates is available only to (i) in the United Kingdom, relevant persons, and (ii) in any member state of the European Economic Area other than the United Kingdom, Qualified Investors, and will be engaged in only with such persons. This prospectus and its contents should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other person.

United Kingdom

Each underwriter will represent, warrant and agree that (i) it has communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act of 2000 (the “FSMA”)) received by it in connection with the issue or sale of the ADSs in circumstances in which section 21(1) of the FSMA does not apply to the company; and (ii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the offering of the ADSs as contemplated by this prospectus in, from or otherwise involving the United Kingdom.

Switzerland

This prospectus does not constitute a prospectus within the meaning of Article 652a or 1156 of the Swiss Code of Obligations (Schweizerisches Obligationenrecht), and none of this offering and the ADSs has been or will be approved by any Swiss regulatory authority.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Corporations Act 2001 (Cth), or the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the ADSs under this prospectus is only made to persons to whom it is lawful to offer the ADSs without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the ADSs sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

Japan

The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any ADSs, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines in Japan.

Hong Kong

The ADSs may not be offered or sold by means of any document other than to persons whose ordinary business is to buy or sell shares or debentures, whether as principal or agent, or in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32) of Hong Kong, and no advertisement, invitation or document relating to the ADSs may be issued, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to

Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA. Where the ADSs are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the ADSs under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Canada

Selling Restrictions

Each underwriter will be deemed to have represented and agreed that (i) it has not offered or sold and will not offer or sell, any ADSs, directly or indirectly, in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and has represented that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available; and (ii) it will send to any dealer who purchases from it any of the ADSs a notice stating in substance that, by purchasing such ADSs, such dealer represents and agrees that it has not offered or sold, and it will not offer or sell, directly or indirectly, any of such ADSs in any province or territory of Canada or to, or for the benefit of, any resident of any province or territory of Canada in contravention of the securities laws thereof and that any offer or sale of ADSs in Canada will be made only (a) in accordance with an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer or sale is made, and (b) by a dealer duly registered under the applicable securities laws of that province or territory or in circumstances where an exemption from the applicable registered dealer requirements is available, and that such dealer will deliver to any other dealer to whom it sells any of such ADSs a notice containing substantially the same statement as is contained in this sentence. Each underwriter has also agreed to comply with all applicable laws and regulations, and make or obtain all necessary filings, consents or approvals, in each Canadian jurisdiction in which it offers, sells or delivers ADSs (including, without limitation, any applicable requirements relating to the delivery of this prospectus), in each case, at its own expense. In connection with sales of and offers to sell ADSs made by it, each underwriter will either furnish to each Canadian Person to whom any such sale or offer is made a copy of the then current prospectus, or inform such person that such prospectus will be made available upon request, and will keep an accurate record of the names and addresses of all persons to whom it gives copies of this prospectus, or any amendment or supplement to this prospectus; and when furnished with any subsequent amendment to this prospectus, any subsequent prospectus or any medium outlining changes in this prospectus, such underwriter will upon request of the representatives, promptly forward copies thereof to such persons or inform such persons that such amendment, subsequent prospectus or other medium will available upon request.

A “Canadian Person” means any national or resident of Canada (other than an individual resident in a Canadian province or territory where such individual is prohibited from purchasing securities under local provincial and territorial securities laws), or any corporation, person, profit-sharing or other trust or other entity organized under the laws of Canada or of any political subdivision thereof (other than a branch located outside Canada of any Canadian Person), and includes any Canadian branch of a person who is otherwise not a Canadian Person.

Resale Restrictions

The distribution of the ADSs in Canada is being made only on a private placement basis exempt from the requirement that we and the selling shareholders prepare and file a prospectus with the securities regulatory authorities in each province where trades of ADSs are made. Any resale of the ADSs in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the ADSs.

Representations of Purchasers

By purchasing ADSs in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us, the selling shareholder and the dealer from whom the purchase confirmation is received that:

•	the purchaser is entitled under applicable provincial securities laws to purchase the ADSs without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106 — Prospectus and Registration Exemptions,

•	the purchaser is a “permitted client” as defined in National Instrument 31-103 — Registration Requirements and Exemptions,

•	where required by law, the purchaser is purchasing as principal and not as agent,

•	the purchaser has reviewed the text above under “Resale Restrictions”, and

•	the purchaser acknowledges and consents to the provision of specified information concerning the purchase of the ADSs to the regulatory authority that by law is entitled to collect the information, including certain personal information. For purchasers in Ontario, questions about such indirect collection of personal information should be directed to Administrative Support Clerk, Suite 1903, Box 55, 20 Queen Street West, Toronto, Ontario M5H 3S8 or to (416) 593-3684.

Rights of Action-Ontario Purchasers Only

Under Ontario securities legislation, certain purchasers who purchase a security offered by this document during the period of distribution will have a statutory right of action for damages, or while still the owner of the ADSs, for rescission against us and the selling shareholder in the event that this document contains a misrepresentation without regard to whether the purchaser relied on the misrepresentation. The right of action for damages is exercisable not later than the earlier of 180 days from the date the purchaser first had knowledge of the facts giving rise to the cause of action and three years from the date on which payment is made for the ADSs. The right of action for rescission is exercisable not later than 180 days from the date on which payment is made for the ADSs. If a purchaser elects to exercise the right of action for rescission, the purchaser will have no right of action for damages against us and the selling shareholder. In no case will the amount recoverable in any action exceed the price at which the ADSs were offered to the purchaser and if the purchaser is shown to have purchased the securities with knowledge of the misrepresentation, we and the selling shareholder will have no liability. In the case of an action for damages, we and the selling shareholder will not be liable for all or any portion of the damages that are proven to not represent the depreciation in value of the ADSs as a result of the misrepresentation relied upon. These rights are in addition to, and without derogation from, any other rights or remedies available at law to an Ontario purchaser. The foregoing is a summary of the rights available to an Ontario purchaser. Ontario purchasers should refer to the complete text of the relevant statutory provisions.

Enforcement of Legal Rights

All of our directors and officers as well as the experts named herein and the selling shareholder may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.

Taxation and Eligibility for Investment

Canadian purchasers of ADSs should consult their own legal and tax advisors with respect to the tax consequences of an investment in the ADSs in their particular circumstances and about the eligibility of the investment by the purchaser under relevant Canadian legislation.

Cayman Islands

This prospectus does not constitute a public offer of the ADSs or ordinary shares, whether by way of sale or subscription, in the Cayman Islands. Each underwriter has represented and agreed that it has not offered or sold, and will not offer or sell, directly or indirectly, any ADSs or ordinary shares in the Cayman Islands.

People’s Republic of China

This prospectus has not been and will not be circulated or distributed in the PRC, and ADSs may not be offered or sold, and will not be offered or sold to any person for re-offering or resale, directly or indirectly, to any resident of the PRC except pursuant to applicable laws and regulations of the PRC.

General

No action may be taken in any jurisdiction other than the United States that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus in any jurisdiction where action for that purpose is required. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither the prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts and commissions, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Global Market listing fee, all amounts are estimates.

SEC Registration Fee	US$	7,046
Nasdaq Global Market Listing Fee		125,000
FINRA Filing Fee		10,383
Printing Expenses		200,000
Legal Fees and Expenses		1,550,000
Accounting Fees and Expenses		400,000
Miscellaneous		697,000

Total	US$	2,989,429

LEGAL MATTERS

The validity of the ADSs and certain other legal matters as to U.S. federal securities and New York state law in connection with this offering will be passed upon for us by Simpson Thacher & Bartlett LLP. The underwriters are being represented by Sullivan & Cromwell LLP with respect to legal matters as to U.S. federal securities and New York state law. The validity of the ordinary shares represented by the ADSs offered in this offering will be passed upon for us by Maples and Calder. Legal matters as to PRC law will be passed upon for us by Commerce & Finance Law Offices and for the underwriters by King & Wood, PRC Lawyers. Simpson Thacher & Bartlett LLP may rely upon Maples and Calder with respect to matters governed by Cayman Islands law and Commerce & Finance Law Offices with respect to matters governed by PRC law. Sullivan & Cromwell LLP may rely upon King & Wood, PRC Lawyers with respect to matters governed by PRC law.

EXPERTS

The consolidated financial statements and the related financial statement schedule as of December 31, 2008 and 2009, and for each of the three years ended December 31, 2007, 2008 and 2009, included in this prospectus have been audited by Deloitte Touche Tohmatsu CPA Ltd., an independent registered public accounting firm, as stated in their report appearing herein and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The offices of Deloitte Touche Tohmatsu CPA Ltd. are located at 8/F, Office Tower W2, The Towers, Oriental Plaza, 1 East Chang An Avenue, Beijing 100738, People’s Republic of China.

CHANGE IN ACCOUNTANTS

On August 20, 2009, our board of directors resolved to dismiss our former independent registered public accountants, Ernst & Young Hua Ming, and change our independent registered public accountants to Deloitte Touche Tohmatsu CPA Ltd., or Deloitte. On September 22, 2009, we engaged Deloitte to serve as our independent registered public accountants in connection with the audit of our consolidated financial statements for the three years ended December 31, 2009.

The reports of Ernst & Young Hua Ming on our consolidated financial statements for the two years ended December 31, 2008 did not contain an adverse opinion or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

In connection with the audit of our financial statements for the year ended December 31, 2008, there was a disagreement between us and Ernst & Young Hua Ming regarding the timing of the recognition of a settlement with Shanghai Media Group, or SMG. We reached a supplemental understanding with SMG with respect to the settlement on December 28, 2008, but due to the holidays, including Chinese New Year holidays, we did not receive a written supplemental agreement with SMG’s seal affixed until April 2009. We and Ernst & Young Hua Ming initially disagreed on the timing of the recognition of the settlement, i.e., whether the SMG settlement should be recognized in 2008 or in 2009. Our board of directors discussed the subject matter of such disagreement with Ernst & Young Hua Ming. This disagreement was resolved to Ernst & Young Hua Ming’s satisfaction as the settlement was not recognized in 2008 and has been recognized in 2009. We have authorized Ernst & Young Hua Ming to respond fully to the inquiries of the successor accountant concerning the subject matter of such disagreement. Other than as described in the foregoing, there were no disagreements (as such term is used in Item 16F (a)(1)(iv) of Form 20-F) with Ernst & Young Hua Ming or “reportable events” (as defined in Item 16F (a)(1)(v) of Form 20-F). Our financial statements for the fiscal years ended December 31, 2007 and 2008 audited by Deloitte included elsewhere in this prospectus do not have any material changes from our financial statements for the same periods audited by Ernst & Young Hua Ming.

During our two most recent fiscal years ended December 31, 2008 and in the subsequent interim periods prior to August 20, 2009, neither we nor any of our subsidiaries (including our consolidated affiliated entities) nor any person acting on behalf of us or any of our subsidiaries or affiliated consolidated entities consulted with Deloitte concerning (a) the application of accounting principles to a specified transaction, either completed or proposed; or the type of audit opinion that might be rendered on our consolidated financial statements, and neither any written report was provided to us nor any oral advice was provided that Deloitte concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (b) any matter that was either the subject of a disagreement (as that term is used in Item 16F (a)(1)(iv) of Form 20-F and the related instructions to Item 16F) with the former auditors or a “reportable event” (as defined in Item 16F (a)(1)(v) of Form 20-F).

On November 5, 2009, we provided both Deloitte and Ernst & Young Hua Ming with a copy of the foregoing disclosure. We requested that our former independent registered public accountants, Ernst & Young Hua Ming, furnish us with a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. We have received the requested letter from Ernst & Young Hua Ming, a copy of which is included as Exhibit 16.1 to the registration statement of which this prospectus forms a part. We also requested our new independent registered public accountants, Deloitte, to review the foregoing disclosures and offered Deloitte the opportunity to furnish us with a letter addressed to the SEC containing any new information, clarification of our expression of its views or the respects in which it does not agree with the statements by us in response to Item 16F of Form 20-F. Deloitte had no disagreement with the disclosure and consequently declined the opportunity to furnish us with such a letter.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and securities under the Securities Act with respect to underlying ordinary shares represented by the ADSs, to be sold in this offering. We have also filed with the SEC a related registration statement on F-6 to register the ADSs. This prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement. You should read the registration statement on Form F-1 and its exhibits and schedules for further information with respect to us and our ADSs.

Immediately upon completion of this offering we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders. In addition, as we are a foreign private issuer, our executive officers, directors and principal shareholders are not subject to the insider short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. All information filed with the SEC can be inspected and copied at the public reference maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also obtain additional information over the Internet at the SEC’s website at www.sec.gov.

CHARM COMMUNICATIONS INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders
Charm Communications Inc.

We have audited the accompanying consolidated balance sheets of Charm Communications Inc. (the “Company”), its subsidiaries, and its variable interest entities (together, the “Group”) as of December 31, 2008 and 2009 and the related consolidated statements of operations, changes in equity and cash flows for each of the three years in the period ended December 31, 2009, and related financial statement schedule included in Schedule I. These financial statements and related financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and related financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Group is not required to have, nor were we engaged to perform, an audit of the Group’s internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2008 and 2009 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with the accounting principles generally accepted in the United States of America. Also, in our opinion, the related financial statement schedule, when considered in relation to such consolidated financial statements taken as a whole, presents fairly in all material respects, the information set forth therein.

/s/  Deloitte Touche Tohmatsu CPA Ltd.
Beijing, People’s Republic of China
February 11, 2010, except for Note 21, as to which the date is April 23, 2010

CHARM COMMUNICATIONS INC.

CONSOLIDATED BALANCE SHEETS
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

		December 31,	December 31,	December 31,
	Notes	2008	2009	2009
				Pro forma
				(unaudited)
				(Note 11)

ASSETS
Current Assets:
Cash and cash equivalents		60,823	54,737	54,737
Notes receivable		5,021	2,878	2,878
Prepaid expenses		17,939	31,670	31,670
Deposits		17,285	19,637	19,637
Accounts receivable, net of allowance for doubtful accounts of US$77 and US$1,223 as of December 31, 2008 and 2009, respectively	3	31,391	29,798	29,798
Other current assets		292	570	570

Total current assets		132,751	139,290	139,290

Fixed assets, net	4	1,160	1,441	1,441
Investments in non-marketable equity securities	5	3,809	1,869	1,869

Total non-current assets		4,969	3,310	3,310

TOTAL ASSETS		137,720	142,600	142,600

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY
Current Liabilities:
Accounts payable		12,127	1,401	1,401
Amounts due to related parties	18	50	41	41
Advances from customers		28,644	30,564	30,564
Accrued expenses and other current liabilities	6	7,330	9,805	9,805
Dividends payable	7	26,394	20,086	20,086

Total liabilities		74,545	61,897	61,897

Commitments	16
Series A convertible redeemable preferred shares	13
(US$0.0001 par value per share; 17,500,000 shares authorized, 12,500,000 and 12,500,000 shares issued and outstanding as of December 31, 2008 and December 31, 2009, respectively; with aggregate amount of liquidation preference of US$51,664 and US$55,664 as of December 31, 2008 and 2009, respectively)		51,776	59,576	—
Redeemable ordinary shares held by Aegis Media	11	—	—	36,976
Equity
Charm Communications Inc.’s equity
Ordinary shares (US$0.0001 par value per share; 187,500,000 and 187,500,000 shares authorized; 50,000,000 and 50,000,000 shares issued and outstanding as of December 31, 2008 and December 31, 2009)	12	5	5	6
Additional paid-in capital		(4,258)	(1,974)	20,625
Retained earnings	19	15,564	23,031	23,031
Accumulated other comprehensive income		88	65	65

Total Charm Communications Inc. shareholders’ equity		11,399	21,127	43,727

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES, REDEEMABLE ORDINARY SHARES AND EQUITY		137,720	142,600	142,600

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares and per share data)

	Notes	2007	2008	2009

Revenues
Media investment management		8,182	79,266	87,275
Advertising agency		9,420	13,592	15,301
Branding and identity services		3,687	4,956	3,466

Total revenues		21,289	97,814	106,042

Cost of revenues
Media investment management	8	4,685	63,443	68,538
Advertising agency		1,084	1,769	2,057
Branding and identity services		2,073	2,860	1,568

Total cost of revenues		7,842	68,072	72,163

Gross profit		13,447	29,742	33,879

Operating expenses
Selling and marketing expenses		2,583	8,368	10,979
General and administrative expenses		472	3,461	5,560

Total operating expenses		3,055	11,829	16,539

Operating profit		10,392	17,913	17,340

Interest income		232	665	575
Impairment on investments in non-marketable equity securities		—	—	(1,940)
Realized gain from sales of equity securities		1,103	111	—
Other income (loss)		94	(27)	44

Income before income tax expense		11,821	18,662	16,019
Income tax expense	9	21	275	752

Net income		11,800	18,387	15,267

Accretion of Series A convertible redeemable preferred shares	13	—	(3,119)	(7,800)

Net income attributable to ordinary shareholders		11,800	15,268	7,467

Net income per share:	10
Basic		0.24	0.27	0.07
Diluted		0.24	0.27	0.07
Shares used in computation of net income per share:	10
Basic		50,000,000	50,000,000	50,000,000
Diluted		50,000,000	50,406,264	52,011,348
Share-based compensation expenses during the year included in:
Cost of revenues		—	25	17
Selling and marketing expenses		—	1,254	1,481
General and administrative expenses		—	531	786

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Amounts in thousands of U.S. dollars (“US$”), except for number of shares)

					Accumulated
			Additional		Other
	Ordinary Shares		Paid-In	Retained	Comprehensive	Total	Comprehensive
	Number	Amount	Capital	Earnings	Income	Equity	Income

Balance at January 1, 2007	50,000,000	5	(4,834)	12,367	449	7,987
Contributed capital	—	—	258	—	—	258
Cumulative translation adjustment	—	—	—	—	1,554	1,554	1,554
Unrealized gains on equity securities	—	—	—	—	1,103	1,103	1,103
Reclassification of unrealized gains on equity securities upon disposal	—	—	—	—	(1,103)	(1,103)	(1,103)
Net income	—	—	—	11,800	—	11,800	11,800
Distribution to shareholder	—	—	(1,492)	(911)	—	(2,403)

Balance at December 31, 2007	50,000,000	5	(6,068)	23,256	2,003	19,196	13,354

Cumulative translation adjustment	—	—	—	—	(1,915)	(1,915)	(1,915)
Unrealized gains on equity securities	—	—	—	—	111	111	111
Reclassification of unrealized gains on equity securities upon disposal	—	—	—	—	(111)	(111)	(111)
Net income	—	—	—	18,387	—	18,387	18,387
Accretion of Series A convertible redeemable preferred shares	—	—	—	(3,119)	—	(3,119)
Share-based compensation	—	—	1,810	—	—	1,810
Dividends declared	—	—	—	(22,960)	—	(22,960)

Balance at December 31, 2008	50,000,000	5	(4,258)	15,564	88	11,399	16,472

Cumulative translation adjustment	—	—	—	—	(23)	(23)	(23)
Net income	—	—	—	15,267	—	15,267	15,267
Accretion of Series A convertible redeemable preferred shares	—	—	—	(7,800)	—	(7,800)
Share-based compensation	—	—	2,284	—	—	2,284

Balance at December 31, 2009	50,000,000	5	(1,974)	23,031	65	21,127	15,244

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Amounts in thousands of U.S. dollars (“US$”))

	2007	2008	2009

Cash flows from operating activities:
Net income	11,800	18,387	15,267
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	34	169	304
Allowance for doubtful accounts	—	77	1,223
Impairment on investments in non-marketable equity securities	—	—	1,940
Share-based compensation	—	1,810	2,284
Realized gain from sales of equity securities	(1,103)	(111)	—
Non-monetary revenue transactions	—	(3,545)	(291)
Non-monetary lease expense	211	—	—
Changes in operating assets and liabilities:
Accounts and notes receivables	3,058	(24,716)	2,506
Prepaid expenses, deposits and other current assets	(20,593)	(4,066)	(16,364)
Amounts due from related parties	467	439	—
Accounts payable	23,110	(28,086)	(10,714)
Advances from customers	2,992	13,109	1,940
Accrued expenses and other current liabilities	1,155	3,260	2,664
Amounts due to related parties	2,282	(2,564)	(9)

Net cash provided by (used in) operating activities	23,413	(25,837)	750

Cash flows from investing activities:
Acquisition of fixed assets	(147)	(1,058)	(485)
Purchase of equity securities	(15,775)	(5,669)	—
Proceeds from sales of equity securities	16,878	5,780	—

Net cash provided by (used in) investing activities	956	(947)	(485)

Cash flows from financing activities:
Capital contribution	258	—	—
Distribution paid to shareholder	—	—	(6,308)
Proceeds from issuance of Series A convertible redeemable preferred shares, net of issuance cost	—	48,725	—

Net cash provided by (used in) financing activities	258	48,725	(6,308)

Effect of exchange rates on cash and cash equivalents	1,741	2,406	(43)

Net increase (decrease) in cash and cash equivalents	26,368	24,347	(6,086)
Cash and cash equivalents at the beginning of the year	10,108	36,476	60,823

Cash and cash equivalents at the end of the year	36,476	60,823	54,737

Supplementary disclosure of cash flow information
Income taxes paid	—	496	691
Supplementary schedule of non-cash activities
Non-marketable equity securities received for services rendered	—	3,809	—

The accompanying notes are an integral part of these consolidated financial statements.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Amounts in thousands of US dollars
except for number of shares and per share data)

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Charm Communications Inc. (the “Company”) was incorporated under the laws of the Cayman Islands on January 25, 2008. The Company, together with its variable interest entities (“VIEs”) and subsidiaries (collectively with the Company, the “Group”), is an integrated advertising agency in the People’s Republic of China (the “PRC”). For management purposes, the Group is currently organized into three operating segments — media investment management, advertising agency, and branding and identity services. The Group’s principal geographic market is in the PRC.

The Company’s subsidiaries, Movie-Forward Ltd. (“Movie”), Media Port Holdings Limited (“Media Port”) and Charm Hong Kong Limited (“Charm Hong Kong”), were established in the British Virgin Islands (“BVI”) on June 22, 2007 and November 24, 2009, and in Hong Kong on April 10, 2008, respectively. These entities were incorporated with Mr. He Dang, the Company’s founder, as the shareholder. Movie holds all of the outstanding equity interest in Charm Hong Kong, which was held until January 2008 by nominees on behalf of Mr. He Dang. In January 2008, the shares were transferred back to Mr. He Dang. Charm Hong Kong holds all of the outstanding equity interest in Nanning Jetlong Technology Co., Ltd. (“NJTC”), a company established on October 12, 2005 in the PRC as a wholly foreign owned enterprise (“WFOE”). The Company holds its interest in the VIEs through NJTC.

The Company does not conduct any substantive operations of its own, but conducts its primary business operations through NJTC’s VIEs and VIE’s wholly owned enterprise, which are the following: Yida Charm Advertising Co., Ltd. (“YiDa”), Shidai Charm Advertising Co., Ltd. (“ShiDai”), XinYang HeLi Advertising Co., Ltd. (“XinYang”), XinXin Charm Advertising Co., Ltd. (“XinXin”), RuiYi YouShi Advertising Co., Ltd. (“RuiYi”), and Beijing XingYang Advertising Co., Ltd. (“BJ XingYang”), ShangHai HaoBangYang Advertising Co., Ltd. (“SH HBY”), HuBei HaoBangYang Advertising Co., Ltd. (“HB HBY”), QingHai Charm Advertising Co., Ltd. (“QingHai”), and QingHai Xstars Media Co., Ltd. (“Xstars”). Since the respective inception dates of these entities, Mr. He Dang has held all of the outstanding equity interests of each of these entities through nominees except for Qinghai, which is a wholly owned enterprise of ShiDai. Mr. He Dang has been in control of the business operations of these entities.

PRC laws and regulations restrict foreign ownership of media content and advertising business. To comply with these foreign ownership restrictions, NJTC was established by and the paid-in capital was funded by the Company’s founder. NJTC has entered into certain exclusive agreements, namely, Trademark, Tradename and Domain Name License Agreements and Exclusive Technology Support Agreements, with the VIEs, which entitle the Company to receive a majority of the VIE’s residual returns. In addition, the Company through NJTC has entered into certain agreements with nominee shareholders of these VIEs, including Option and Cooperation Agreements to acquire the shareholding in these VIEs when permitted by the PRC laws, Voting Rights Agreements to delegate the voting rights of the shareholders to NJTC and Equity Pledge Agreements to pledge the shares in VIEs to NJTC.

Effective control over the VIEs was transferred to the Company through the series of contractual arrangements without transferring legal ownership in the VIEs (“reorganization”). As a result of these contractual arrangements, the Company maintained the ability to approve decisions made by the VIEs and was entitled to substantially all of the economic benefits of the VIEs, and therefore the Company consolidates the VIEs. Immediately before and after the reorganization, the ultimate shareholder controlled the VIEs; therefore, the reorganization is accounted for as a transaction between entities under common control in a manner similar to pooling of interests. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2009, the Company’s subsidiaries and the Group’s variable interest entities included the following entities:

Percentage of
	Place of	Time of	Legal
Companies	Incorporation	Establishment	Ownership

Subsidiaries:
Movie	BVI	June 2007	100%
Media Port	BVI	November 2009	100%
Charm Hong Kong	Hong Kong	April 2008	100%
NJTC	PRC	October 2005	100%
Variable interest entities and their subsidiaries:
YiDa	PRC	October 2006
ShiDai	PRC	November 2006
XinYang	PRC	October 2005
XinXin	PRC	February 2006
RuiYi	PRC	July 2007
BJ XingYang	PRC	June 2004
SH HBY	PRC	November 2007
HB HBY	PRC	December 2007
QingHai	PRC	August 2008
Xstars	PRC	September 2008

The Group has not pledged or provided collateral of its assets. The following amounts are included in the VIEs’ financial statements:

	December 31,	December 31,
	2008	2009

Total Assets	74,862	78,579
Total Liabilities	97,663	60,922

	2007	2008	2009
Revenue	21,289	97,642	103,912
Net income	11,877	98	16,753

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements of the Group have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs. All inter-company transactions and balances have been eliminated on consolidation.

PRC laws and regulations restrict foreign ownership of companies that provide media content and advertising services. To comply with these foreign ownership restrictions, the Company operates its advertising business through NJTC and its VIEs. Beginning in March 2008, a series of agreements were entered into between NJTC and the VIEs. Pursuant to these agreements, the Company demonstrates its ability to control

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the VIEs through the Company’s rights to all the residual benefits of the VIEs and the Company’s obligation to fund losses of the VIEs. Thus, the VIEs’ results are consolidated in the Company’s financial statements.

Significant risks and uncertainties

The Group participates in a dynamic industry and believes that changes in any of the following areas could have a material adverse effect on the Group’s future financial position, results of operations or cash flows: concentrations of business with key customers and suppliers, increased competition from other competitors, changes in regulatory or other PRC related factors, risks associated with the Group’s ability to attract and retain employees necessary to support its growth, and general risks associated with the advertising industry.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand and highly liquid investments which are unrestricted as to withdrawal or use and which have maturities of three months or less when purchased.

Accounts receivable and allowance for doubtful accounts

The Group provides specific provision for bad debts when facts and circumstances indicate that the receivable is unlikely to be collected. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. In evaluating the collectability of individual receivable balances, the Group considers many factors, including the age of the balance, the customer’s historical payment history, the customer’s current credit-worthiness and the current economic trends.

Notes receivable

Notes receivable represent bank drafts which may be drawn upon financial institutions. The Group receives these notes receivable as a form of payment from its customers. These notes are transferable and are generally payable after three to six months.

Prepaid expenses

Prepaid expenses mainly represent the prepaid media costs made to television stations in advance of the airing of an advertisement.

Deposits

Deposits consist of the deposits that are required to bid for advertising slots with China Central Television (“CCTV”). The Group makes these deposits in advance of the bidding. If the bid is successful, the deposit will be used against future purchases of advertising time; alternatively, if the bid is unsuccessful, the funds are returned.

Deposits also represent amounts paid by the Group to other television stations in order to secure advertising time on the respective television channels. These deposits may be used against future payments.

Other current assets

Other current assets include staff advance and deferred costs of US$197 related to the anticipated initial public offering (“IPO”) of the Company.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fixed assets, net

Fixed assets are carried at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the following estimated useful lives:

Computers, software and office equipment	5 years
Leasehold improvements	lesser of lease terms or 5 years, the estimated useful lives of the asset

Impairment of long-lived assets

The Group reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may no longer be recoverable when these events occur, the Group measures impairment by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flow is less than the carrying amount of the assets, the Group will recognize an impairment loss based on the fair value of the assets.

Investments in non-marketable equity securities

For investment in an investee over which the Group does not have significant influence, the Group carries the investment at cost and recognizes income as any dividends received from the distribution of the investee’s earnings. The Group reviews the cost of investments for impairment whenever events or changes in circumstances indicate that the impairment is other-than-temporary. An impairment loss is recognized in earnings equal to the difference between the investment’s cost and its fair value at the balance sheet date of the reporting period for which the assessment is made. The fair value of the investment would then become the new cost basis of the investment.

Advances from customers

Advances from customers represent the customers’ prepayment of advertising costs to the Group. The customers will generally pay the Group a month in advance of their advertisements being aired. The Group will then make a payment to the television stations.

Fair value of financial instruments

Financial instruments include investment in non-marketable equity securities, cash and cash equivalents, accounts and notes receivable, accounts payable, deposits and amounts due from and to related parties. The fair value of financial instruments approximates to their carrying value as of December 31, 2009.

Revenue recognition

The Group recognizes revenues based on the following revenue recognition principles.

Revenues are recognized when the following four criteria are met: (i) persuasive evidence that an arrangement exists; (ii) delivery of the products or services has occurred and risks and rewards of ownership have passed to the customer; (iii) the selling price is both fixed and determinable and (iv) collection of the resulting receivable is reasonably assured.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

More specifically, the Group derives revenue from three operating segments. The revenue recognition policies for those segments are as follows:

(1) Media investment management

Media investment management revenues are derived from the sale of advertising time or other advertising rights owned by the Group. The advertising time or rights are purchased from television networks and as a result the Group has the risk of ownership. Accordingly, the sale of these advertising time or rights is recorded on a gross basis. The revenues for these sales are recognized when the related advertisement time or right is utilized by the client.

(2) Advertising Agency

Advertising agency revenues are derived from commissions received for assisting advertising clients in obtaining advertisement time on television stations, primarily CCTV. In general, the commission received is based on a percentage of the cost of the advertising time purchased by the client. In many cases, the client pays the television station for the advertising time through the Group, however the Group acts as an agent for the client for these transactions, and accordingly, the revenue from these transactions is recognized on a net basis. The commission revenue is recognized when the related advertisement time is utilized by the client.

The Group also receives performance-based sales commissions from the television stations, equal to a percentage of the purchase price for qualifying advertising time purchased and utilized by advertising clients the Group represents. The amount of the additional commissions earned may be subject to adjustment based on various performance factors. Revenue is accrued and recognized when the amounts of the additional commissions are probable and reasonably estimable.

The Group may also receive a performance bonus from CCTV for qualifying as one of CCTV’s Top Ten Advertising Agencies for a year. December 31 has historically been the end of the performance period for these bonuses. Revenue is recognized at an amount equal to the amount of the performance bonus earned when the Group is notified of the bonus amount by CCTV. These notifications have historically been received within a short period after year-end.

(3) Branding and Identity Services

Branding and identity service revenues are derived from creative design and production management services for the development of advertisements and marketing consulting services. These revenues are recognized either upon delivery of the completed advertisement or ratably over the marketing consulting service period.

Rebates to customers

The Group provides cash incentives to certain customers based on volume and performance, and accounts for it as a reduction of revenue. The Group has estimated and recorded rebates to customers of nil, US$1,376, and US$1,378 for the years ended December 31, 2007, 2008 and 2009, respectively.

Cost of revenues

(1) Media investment management

Cost of revenues related to media investment management is primarily the cost of advertising time or other advertising rights sold, equipment depreciation, personnel related costs and business taxes. The cost of advertising time or other rights is expensed when the right is utilized by the client or expires unused. The cost of depreciation, personnel related costs and business taxes are expensed as incurred.

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(2) Advertising agency

Cost of revenues related to advertising agency is primarily personnel related costs, business taxes and equipment depreciation expense. These costs are expensed as incurred.

(3) Branding and identity services

Cost of revenues related to branding and identity services is primarily costs incurred for advertisement production, personnel related costs and business taxes. These costs are expensed as incurred.

The total amount of business taxes and surcharges included in cost of revenues were US$1,506, US$4,344 and US$3,530 for the years ended December 31, 2007, 2008 and 2009, respectively.

Operating leases

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements of operations on a straight-line basis over the lease periods.

Foreign currency translation

The functional and reporting currency of the Company is the United States dollar. The Company’s PRC subsidiary and VIEs determine their functional currencies to be the Chinese Renminbi (“RMB”). The Company uses the monthly average exchange rate for the year and the exchange rate at the balance sheet date to translate the operating results and financial position of its PRC subsidiary and VIEs, respectively. Translation differences are recorded in accumulated other comprehensive income, a component of equity.

Transactions denominated in foreign currencies are remeasured into the functional currency at the exchange rates prevailing on the transaction dates. Foreign currency denominated financial assets and liabilities are remeasured at the balance sheet date exchange rate. Exchange gains and losses are included in the consolidated statements of operations.

Net income per share

Basic net income per share is computed by dividing net income attributable to holders of ordinary shares by the weighted average number of ordinary shares outstanding during the year. Diluted net income per ordinary share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised or converted into ordinary shares. Potential ordinary shares consist of the incremental ordinary shares issuable upon the exercise of stock options and the conversion of convertible redeemable preferred shares.

Income taxes

The Group follows the liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial reporting and tax bases of assets and liabilities using enacted tax rates that will be in effect for the period in which the differences are expected to reverse. The Group records a valuation allowance against the amount of deferred tax assets that it determines is not more likely than not of being realized. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date.

Share-based compensation

Share-based payments to employees are measured based on the fair values of share option on the grant dates and recognized as compensation expense over the requisite service periods on a straight-line basis with a

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

corresponding addition to paid-in capital provided that the amount of compensation cost recognized at any date is at least equal to the portion of the grant-date value of the options that are vested at that date.

Share awards issued to consultants are measured at fair value at the earlier of the commitment date or the date the service is completed and recognized over the period the service is provided or as goods are received. The Group uses the Black-Scholes option pricing model to measure the value of options granted to consultants and employees at each measurement date.

For the share options granted with performance condition, share-based compensation expense is recognized based on the probable outcome of the performance condition. A performance condition is not taken into consideration in determining fair value of the options granted.

Comprehensive income

Comprehensive income is defined as the change in equity of the Group during a period from transactions and other events and circumstances excluding transactions resulting from investments by owners and distributions to owners. Comprehensive income is reported in the statements of changes in equity.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant accounting estimates reflected in the Group’s consolidated financial statements include allowance for doubtful accounts, useful lives of fixed assets, fair value and impairment of investment in non-marketable equity securities, share-based compensation and revenue recognition with respect to equity securities received for services rendered.

Concentration of risks

Concentration of credit risk

Financial instruments that potentially subject the Group to significant concentration of credit risk consist primarily of cash and cash equivalents, accounts receivable and notes receivable. As of December 31, 2008 and 2009, substantially all of the Group’s cash and cash equivalents were deposited in several financial institutions. Accounts receivable are typically unsecured and are derived from revenues earned from customers in the PRC. The risk with respect to accounts receivable is mitigated by credit evaluations the Group performs on its customers and ongoing monitoring process on outstanding balances.

The Group conducts credit evaluations of customers and generally does not require collateral or other security from their customers. The Group establishes an allowance for doubtful accounts primarily based upon the age of the receivables and factors relevant to determining the credit risk of specific customers. The amount of receivables ultimately not collected by the Group has generally been consistent with management’s expectations and the allowance established for doubtful accounts.

No customer accounted for more than 10% of accounts receivable as of December 31, 2009 and one customer accounted for 19% of accounts receivable as of December 31, 2008.

Current vulnerability due to certain other concentrations

The Group’s operations may be adversely affected by significant political, economic and social uncertainties in the PRC. Although the PRC government has been pursuing economic reform policies for over 30 years, no assurance can be given that the PRC government will continue to pursue such policies or that such policies may

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

not be significantly altered, especially in the event of a change in leadership, social or political disruption or unforeseen circumstances affecting the PRC’s political, economic and social conditions. There is also no guarantee that the PRC government’s pursuit of economic reforms will be consistent or effective.

Substantially all of the Group’s businesses are transacted in RMB, which is not freely convertible into foreign currencies. On January 1, 1994, the PRC government abolished the dual rate system and introduced a single rate of exchange as quoted daily by the People’s Bank of China. However, the unification of the exchange rates does not imply the convertibility of RMB into United States dollars or other foreign currencies. All foreign exchange transactions continue to take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other institutions requires submitting a payment application form together with suppliers’ invoices, shipping documents and signed contracts. From July 21, 2005, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. While the international reaction to the RMB appreciation has generally been positive, there remains significant international pressure on the PRC government to adopt an even more flexible currency policy, which could result in a further and more significant volatility of the RMB against the U.S. dollars. The Group’s cash balances in RMB as of December 31, 2008 and 2009 were RMB412.7 million and RMB 372.1 million, respectively.

The Group relies on CCTV related advertising agency operations for a substantial portion of its revenues since the Group sells to its customers advertising time provided by CCTV. The commissions and bonuses that the Group earns from CCTV related business and from CCTV directly will affect the Group’s results of operations and financial position. The CCTV related revenues represented 80%, 18% and 18% of total revenues for the year ended December 31, 2007, 2008, and 2009 respectively. There is no customer of the Group that accounts for more than 10% of the revenue for 2007, 2008 or 2009.

Newly Adopted Accounting Pronouncements

Effective January 1, 2009, the Group adopted an authoritative guidance issued by the Financial Accounting Standards Board (“FASB”) on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. The Group has applied this guidance to business combinations completed since January 1, 2009.

Effective January 1, 2009, the Group adopted an authoritative pronouncement issued by the FASB regarding interim disclosures about fair value of financial instruments. The pronouncement requires disclosures about fair value of financial instruments for interim reporting periods as well as in annual financial statements of publicly traded companies. The pronouncement also requires those disclosures in summarized financial information at interim reporting periods. The adoption of this pronouncement did not have any significant impact on the Group’s financial condition or results of operations.

Effective January 1, 2009, the Group adopted an authoritative pronouncement issued by the FASB regarding recognition and presentation of other-than-temporary impairments. The pronouncement amends the other- than-temporary impairment pronouncement in US GAAP for debt securities to make the pronouncement more operational, and improves the presentation and disclosure of other-than-temporary impairments on debt and equity securities in financial statements. The adoption of this pronouncement did not have any significant impact on the Group’s financial condition or results of operations. Effective April 1, 2009, the Company adopted an authoritative pronouncement issued by the FASB regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions

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that are not orderly. The pronouncement provides clarification on estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and on identifying circumstances that indicate a transaction that is not orderly. The pronouncement emphasizes that even if there has been a significant decrease in the volume and level of activity for the asset or liability and regardless of the valuation technique(s) used, the objective of a fair value measurement remains the same. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under the then current market conditions. The adoption of this pronouncement did not have any significant impact on the Group’s financial condition or results of operations.

Effective July 1, 2009, the Group adopted a new Accounting Standards Codification (the “ASC”) as issued by the FASB. The ASC has become the source of the authoritative US GAAP recognized by the FASB to be applied by nongovernmental entities and provides that all such pronouncement carries an equal level of authority. The ASC is not intended to change or alter existing GAAP. The ASC is effective for interim and annual periods ending after September 15, 2009. The adoption of the ASC did not have any significant impact on the Company’s financial condition or results of operations.

Recently Issued Accounting Pronouncements Not Yet Adopted

On June 12, 2009, the FASB issued an authoritative pronouncement, which changes how a company determines whether an entity should be consolidated when such entity is insufficiently capitalized or is not controlled by the company through voting (or similar rights). The determination of whether a company is required to consolidate an entity is based on, among other things, the entity’s purpose and design and the company’s ability to direct the activities of the entity that most significantly impact the entity’s economic performance. The pronouncement retains the scope of previously issued pronouncement but added entities previously considered qualifying special purpose entities, or QSPEs, since the concept of these entities was eliminated by FASB. The pronouncement is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2009. The Group does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial position or results of operations.

On September 23, 2009, the FASB issued an authoritative pronouncement regarding the revenue arrangements with multiple deliverables. This pronouncement was issued in response to practice concerns related to the accounting for revenue arrangements with multiple deliverables under existing pronouncement. Although the new pronouncement retains the criteria from exiting pronouncement for when delivered items in a multiple-deliverable arrangement should be considered separate units of accounting, it removes the previous separation criterion under existing pronouncement that objective and reliable evidence of the fair value of any undelivered items must exist for the delivered items to be considered a separate unit or separate units of accounting. The new pronouncement is effective for fiscal years beginning on or after June 15, 2010. Entities can elect to apply this pronouncement (1) prospectively to new or materially modified arrangements after the pronouncement’s effective date or (2) retrospectively for all periods presented. Early application is permitted; however, if the entity elects prospective application and early adopts this pronouncement after its first interim reporting period, it must also do the following in the period of adoption: (1) retrospectively apply this pronouncement as of the beginning of that fiscal year and (2) disclose the effect of the retrospective adjustments on the prior interim periods’ revenue, income before taxes, net income, and earnings per share. The Group does not expect the adoption of this pronouncement to have a significant effect on its consolidated financial position or results of operations.

In January 2010, the FASB issued an authoritative guidance on accounting for distributions to shareholders with components of stock and cash. The objective of this new guidance is to clarify that the stock portion of a distribution to shareholders that allows them to elect to receive cash or stock with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

issuance that is reflected prospectively in earnings per share and is not considered a stock dividend for purposes of accounting treatment of Equity and Earnings Per Share. This new guidance is effective for interim and annual periods ending on or after December 15, 2009, and should be applied on a retrospective basis. The Group does not expect the impact, if any, of this standard on the Company’s consolidated financial statements to be significant.

In January 2010, the FASB issued an authoritative guidance to clarify the scope of accounting and reporting for decreases in ownership of a subsidiary. The objective of this guidance is to address implementation issues related to changes in ownership provisions. This guidance clarifies that decreases in ownership provisions within the overall guidance on consolidation apply to:

•	A subsidiary or group of assets that is a business or nonprofit activity.

•	A subsidiary that is a business or nonprofit activity that is transferred to an equity method investee or joint venture.

•	An exchange of a group of assets that constitutes a business or nonprofit activity for a noncontrolling interest in an entity (including equity method investee or joint venture).

This guidance clarifies that the decrease in ownership provisions within the overall guidance on consolidation does not apply to the following transactions even if they involve businesses:

•	Sales in substance of real estate

•	Conveyances of oil and gas mineral rights

This guidance also expands disclosure requirements for the deconsolidation of a subsidiary or derecognition of a group of assets. This guidance is effective in the period in which an entity adopts the authoritative guidance on noncontrolling interests in consolidated financial statements. If an entity has previously adopted the guidance on noncontrolling interests in consolidated financial statements, the amendments in this update are effective beginning in the first interim or annual reporting period ending on or after December 15, 2009. Retrospective application to the first period that an entity adopted the guidance on noncontrolling interests in consolidated financial statements is required. The Group is currently assessing the impact, if any, of this standard on the Company’s consolidated financial statements.

3.	ACCOUNTS RECEIVABLE AND ALLOWANCE FOR DOUBTFUL ACCOUNTS

Net accounts receivable consists of the following for the years ended December 31, 2008 and 2009:

	2008	2009

Accounts receivable	31,468	31,021

Allowance for doubtful accounts
Beginning balance as of January 1	—	77
Write-offs	—	(77)
Additional allowance during the year	77	1,223

Less: ending balance of allowance for doubtful accounts	77	1,223

Accounts receivable, net	31,391	29,798

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	FIXED ASSETS, NET

Fixed assets consist of the following:

	December 31,	December 31,
	2008	2009

Computers, software and office equipment	782	1,167
Leasehold improvements	628	828

Sub-total	1,410	1,995
Less: accumulated depreciation	250	554

	1,160	1,441

Depreciation expense was US$34, US$169 and US$304 for the years ended December 31, 2007, 2008 and 2009, respectively.

5.	INVESTMENTS IN NON-MARKETABLE EQUITY SECURITIES AND NON-MONETARY TRANSACTIONS

For the years ended December 31, 2007, 2008 and 2009, the amounts of the revenue recognized under non-monetary transactions in exchange for investments in non-marketable equity securities were nil, US$3,545 and US$190, respectively. In 2008, the Group entered into two agreements to exchange advertising time slots for an equity interest. The fair values of the non-marketable equity securities were more readily determinable than the revenue exchanged, and therefore, the revenues were recognized based on the fair values of the non-marketable equity securities. The fair values were determined by management, and in doing so considered the valuation of an independent valuer.

The Group uses the cost method of accounting to record its investments since the Group does not have the ability to exercise significant influence over the operating and financial policies. The Group periodically reviews the investment for other-than-temporary impairment. The investment in non-marketable equity securities as of December 31, 2009 consisted of the following:

		Carrying	Carrying
		Value as of	Value as of
	Percentage of	December 31,	December 31,
Investee Companies	Ownership	2008	2009

Wuzhou Zhizhonghe Health-Care Foodstuffs Co., Ltd. (“Zhizhonghe”)	15%	2,559	1,869
Zhengzhou Zhanggong Liquor Distribution Co., Ltd. (“Zhanggong”)	40%	1,250	—

Total		3,809	1,869

The Group measures its cost method investments at fair value when they are deemed to be other-than-temporarily impaired. The fair values of the Group’s investments are determined based on valuation techniques using the best information available. An impairment charge is recorded when the cost of the investment exceeds its fair value and this condition is determined to be other than temporary.

During the year ended December 31, 2009, impairment charges of US$1,250 and US$690 were recognized for the investment in Zhanggong and Zhizhonghe, respectively, measured at fair value on a nonrecurring basis as the declines in their respective fair values below their cost were determined to be other than temporary, which involves judgment as to the severity and duration of the decline below fair value. The fair value of the equity interest in the Zhanggong and Zhizhonghe is developed through the application of the income approach technique known as the discounted cash flow method. Under this method, value depends on

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the present worth of future economic benefits to be derived from the projected net income and is developed by discounting projected future net cash flows available for payment of equity owners’ interest to its present worth. This fair value was determined using models with significant unobservable inputs (Level 3 inputs), including but not limited to financial forecast, projection in capital expenditure, terminal value of Zhanggong and Zhizhonghe, discount rate and required return on equity capital.

6.	ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consist of the following:

	December 31,	December 31,
	2008	2009

Tax payable	3,045	3,073
Deposits from customers	2,866	4,358
Accrued professional costs	583	331
Accrued payroll and welfare	583	1,614
Others	253	429

	7,330	9,805

7.	DIVIDENDS PAYABLE

On March 27, 2008, the VIEs declared US$22,960 (RMB180 million) as dividends to the Company’s sole shareholder. As of December 31, 2008, the amount was US$26,394 due to the change in the RMB exchange rate. In 2009, US$6,308 was paid to the shareholder and US$20,086 was unpaid as of December 31, 2009.

8.	COST OF REVENUES

In April 2009, a television station with which the Group had an exclusive advertising agreement agreed to reduce by US$3,661 the cost of 2008 advertising time that the Group had purchased as advertising time slots were withdrawn by the television station due to the earthquake event in May 2008. The amount was recorded as a reduction of cost of revenues in 2009.

In December 2009, another television station with which the Group had an exclusive advertising agreement agreed to reduce by US$1,009 the cost of 2009 advertising time due to the deteriorating viewership ratings in 2009. The amount was recorded as a reduction of cost of revenues in 2009.

9.	INCOME TAX EXPENSE

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

Under the current laws of the British Virgin Islands, the Group is not subject to income tax.

Hong Kong

No Hong Kong profits tax has been provided as the Group does not have assessable profits that are earned in or derived from Hong Kong for the years ended December 31, 2007, 2008 and 2009, respectively.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

PRC

Prior to January 1, 2008, in accordance with the PRC Enterprise Income Tax Laws and relevant regulations, the Company’s subsidiaries and VIEs are generally subject to enterprise income taxes (“EIT”) at a statutory rate of 33%, which comprises 30% national income tax and 3% local income tax. The Group has certain VIEs that are newly incorporated enterprises engaged in the advertising industry which are entitled to a two-year EIT exemption holiday, commencing from the date of their incorporation.

The PRC Enterprise Income Tax Law (“the New Enterprise Income Tax Law” or “the New EIT Law”) was passed by the National People’s Congress on March 16, 2007 and the effective date is January 1, 2008. On November 28, 2007, the PRC State Council passed the Detailed Implementation Rules (“DIR”) of the New CIT Law, which is also effective on January 1, 2008. The New Enterprise Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%.

Uncertainties exist with respect to how the PRC’s current income tax law applies to the Company’s overall operations, and more specifically, with regard to tax residency status. The New EIT Law includes a provision specifying that legal entities organized outside of the PRC will be considered as residents for PRC income tax purposes if their place of effective management or control is within PRC. The Implementation Rules to the New Law provide that non-resident legal entities will be considered as PRC residents if substantial and overall management and control over the manufacturing and business operations, personnel, accounting, properties occurs within the PRC. Despite the present uncertainties resulting from the limited PRC tax guidance on the issue, the Company does not believe that its legal entities organized outside of the PRC should be treated as residents for the New EIT Law’s purposes. If one or more of the Company’s legal entities organized outside of the PRC were characterized as PRC tax residents, the impact would adversely affect the Company’s results of operations.

The Group had minimal operations in jurisdictions other than the PRC.

The principal components of the Group’s deferred income tax assets are as follows:

	December 31,	December 31,
	2008	2009

Deferred tax assets:
Non-current
Allowance for doubtful accounts	—	306
Allowance for investment impairment	—	485

Total deferred tax assets	—	791
Valuation allowance	—	(791)

Net deferred tax assets	—	—

A valuation allowance of US$791 was established as of December 31, 2009 for the entities that have incurred losses. The Group believes that it is more likely than not that the related deferred tax assets will not be realized in the future.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

A reconciliation of the income tax expense to the amount computed by applying the current tax rate to the income before income tax expense in the statements of operations is as follows:

	2007	2008	2009

Expected income tax expense at PRC EIT statutory rate of 33% (2007)/25% (2008 and 2009)	3,901	4,666	4,005
Non-deductible expenses	285	183	232
Impact of foreign tax rates	—	548	576
Changes in valuation allowance	—	—	791
Effect of income tax exemption inside PRC	(4,165)	(5,122)	(4,852)

Total income tax expense	21	275	752

Certain consolidated entities of the Group enjoy tax holidays granted by the local tax authorities in the PRC. Without the tax holidays, the Group’s income tax expense would have increased and the Group’s net income would have been reduced by US$4,165, US$5,122 and US$4,852 for the years ended December 31, 2007, 2008 and 2009, respectively. The impact of the tax holidays on basic net income per share was an increase of US$0.08, US$0.10 and US$0.10 for the years ended December 31, 2007, 2008 and 2009, respectively.

The Company intends to re-invest all undistributed retained earnings of its foreign subsidiaries to finance their future operations. The amount of the unrecognized deferred tax liability for temporary differences related to investments in foreign subsidiaries is not determined because such a determination is not practicable.

A deferred tax liability should be recorded for taxable temporary differences attributable to the excess of financial reporting amounts over tax basis amount in domestic subsidiaries. However, recognition is not required in situations where the tax law provides a means by which the reported amount of that investment can be recovered tax-free and the enterprise expects that it will ultimately use that means. The Company has not recorded any such deferred tax liability attributable to the undistributed earnings of its financial interest in VIE affiliate because it believes such excess earnings can be distributed in a manner that would not be subject to tax. The Company did not have a material deferred tax liability as of December 31, 2008 or 2009.

The Group has concluded that there are no significant uncertain tax positions requiring recognition in the financial statements. The Group has made its assessment of the level of tax authority for each tax position (including the potential application of interest and penalties) based on the technical merits, and has measured the unrecognized tax benefits associated with the tax positions. The Group has no material unrecognized tax benefits which would favourably affect the effective income tax rate in future periods. The Group classifies interest and/or penalties related to income tax matters in income tax expense. As of December 31, 2009, there was no interest or penalty related to uncertain tax positions. The Group does not anticipate any significant increases or decreases in unrecognized tax benefits in the next 12 months. The years 2007 to 2009 remain subject to examination by the PRC tax authorities.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	NET INCOME PER SHARE

Basic net income per share and diluted net income per share have been calculated as follows:

	2007	2008	2009

Numerator:
Net income	11,800	18,387	15,267
Accretion of Series A convertible redeemable preferred shares	—	(3,119)	(7,800)
Undistributed earnings allocated to preferred shareholders	—	(1,664)	(4,000)

Net income attributable to ordinary shareholders for computing basic and diluted net income per ordinary share	11,800	13,604	3,467

Denominator:
Number of ordinary shares outstanding used in computing basic net income per share	50,000,000	50,000,000	50,000,000
Employee stock options	—	406,264	2,011,348

Number of ordinary shares outstanding used in computing diluted net income per share	50,000,000	50,406,264	52,011,348

Net income per share — basic	0.24	0.27	0.07
Net income per share — diluted	0.24	0.27	0.07

For the years ended December 31, 2008 and 2009, the Series A convertible redeemable preferred shares (“Series A preferred shares”) were considered anti-dilutive using “if converted” method in the dilutive earnings per share computation.

Employee stock options granted in July and September of 2008 were excluded from the computation of diluted net income per share for the year ended December 31, 2008 because these options were out-of-the-money and their effects were anti-dilutive using the treasury stock method.

Employee stock options granted in November of 2009 were excluded from the computation of diluted net income per share for the year ended December 31, 2009 because these options were out-of-the-money and their effects were anti-dilutive using the treasury stock method.

For 2008 and 2009, the total shares that were anti-dilutive and not included in the computation of diluted earnings per income calculations are 13,386,000 shares and 13,578,000 shares, respectively.

The preferred shareholders will be entitled to receive non-cumulative dividends on the Series A Preferred Shares in preference to any dividend on the ordinary shares at the rate of 8% per annum when and if declared by the Board, from funds legally available prior to any distribution with respect to the ordinary shares. No dividend can be paid on ordinary shares at a rate greater than the rate at which dividends are paid on Series A Preferred Shares without approvals from two thirds of preferred shareholders. Therefore, dividends on the Series A Preferred Shares were deducted from net income for the computation of net income attributable to ordinary shareholders. Any remaining earnings for the period were allocated to the ordinary shareholders.

Upon completion of a qualified IPO, all of the Company’s ordinary shares will be re-classified into Class A and Class B ordinary shares. The Class B ordinary shares will consist of ordinary shares held by the shareholders prior to the completion of the IPO and any ordinary shares issued upon the exercise of options granted to participants of the 2008 share incentive plan. For details, see Note 21 for subsequent events discussions.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.	PRO FORMA (UNAUDITED)

Pro forma balance sheet information as of December 31, 2009 reflects (1) the redemption of 7,500,000 Series A convertible redeemable preferred shares (“Series A preferred shares”) on January 20, 2010 for US$37,000 and the issuance of 9,244,000 ordinary shares to Aegis at US$4 per share assumed to finance the redemption and (2) the automatic conversion of all of the remaining outstanding Series A preferred shares into 5,000,000 ordinary shares upon the completion of this offering using a conversion ratio of one series A preferred share to one ordinary share as if the redemption and conversion had occurred as of December 31, 2009.

Aegis Media had an option until July 1, 2010 to require the Company to repurchase all or a portion of the ordinary shares held by Aegis Media if the Company was in breach of its obligations under its joint venture with Aegis Media as a result of its failure to procure entry by specified clients into agreements with the joint venture by April 30, 2010 or the failure of such agreements to meet specified revenue targets. Since the redemption of these ordinary shares was outside the control of the Company, these ordinary shares would not have been included in permanent equity had they been issued and outstanding as of December 31, 2009. On April 16, 2010, the Company received a written acknowledgement from Aegis Media that the Company has fully satisfied its obligations to procure entry by specified clients into agreements with the joint venture and that such agreements met the specified revenue targets. The option of Aegis Media to redeem these ordinary shares has lapsed upon this acknowledgement. Therefore, these ordinary shares held by Aegis Media are no longer redeemable.

Pro forma net income per share for the year ended December 31, 2009 is not presented because the effect of the redemption and conversion discussed above would have resulted in a higher pro forma basic net income per share than historical basic net income per share for the year ended December 31, 2009.

12.	ORDINARY SHARES

The Company’s Memorandum and Articles of Association, as amended, authorizes the Company to issue 187,500,000 (2007: 100,000,000) ordinary shares with a nominal or par value of US$0.0001 each. On March 28, 2008, the Company issued 50,000,000 ordinary shares to the then shareholder of Movie as part of the Company’s re-organization plan.

As a result of the reorganization relating to the incorporation of the Company, the outstanding ordinary shares have been retroactively restated to 50,000,000 shares for the year ended December 31, 2007. Accordingly, the accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

13.	SERIES A CONVERTIBLE REDEEMABLE PREFERRED SHARES

On July 16 and August 19, 2008, the Company issued an aggregate 12,500,000 Series A preferred shares at US$4 per share for total gross proceeds of US$50,000.

The significant terms of Series A Preferred Shares are as follows:

Redemption

At any time (i) on or after December 31, 2009 and in the event that a qualified public offering has not occurred prior to such date, or (ii) upon determination by any PRC Government Authority, including the Ministry of Commerce and the State Administration of Foreign Exchange in writing that any transactions conducted by the Group, the founder and other relevant parties involved to form the corporate structure of the Group (all such transactions, the “Restructuring”), including the various transactions contemplated by the control documents, violate any provisions of Regulation for Merger with Acquisition of Domestic Enterprise by Foreign

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Investors or any other applicable PRC Law, or requires the approval from Ministry of Commerce or other government authorities, or (iii) upon any PRC Government Authority taking any enforcement action in relation to the Restructuring that has the effect of penalizing any companies within the Group or any investor or unwinding the Restructuring or the corporate structure, each of the investors has the right to request the Company to redeem and/or the shareholder to purchase, all of the Series A Preferred Shares or ordinary shares converted from Series A Preferred Shares held by the investor for an aggregate consideration equal to the original purchase price paid by the investor for the Series A Preferred Shares to be redeemed or purchased plus an investment return at a rate of 15% per annum on the original purchase price, plus any and all accrued but unpaid dividends on the Series A Preferred Shares held by the investor to be redeemed or purchased.

The Company accrues the 15% premium over the period as an accretion charge to increase the Series A Preferred Shares’ carrying value with debits to the retained earnings of US$3,119 and US$7,800 for the years ended December 31, 2008 and 2009, respectively.

Dividends

The preferred shareholders will be entitled to receive non-cumulative dividends on the Series A Preferred Shares in preference to any dividend on the ordinary shares at the rate of 8% per annum when and if declared by the Board, from funds legally available prior to any distribution with respect to the ordinary shares. No dividend can be paid on ordinary shares at a rate greater than the rate at which dividends are paid on Series A Preferred Shares without approvals from two thirds of preferred shareholders.

Conversion

Each holder of Series A Preferred Shares has the right, at each holder’s sole discretion, to convert at any time and from time to time all or any portion of the Series A Preferred Shares held by it into ordinary shares. The initial conversion ratio shall be on a one for one basis, subject to certain general anti-dilution adjustments. The Series A Preferred Shares are automatically converted into ordinary shares upon the closing of a qualified initial public offering, based on the applicable then-effective conversion price.

Voting rights

The preferred shareholders shall be entitled to receive notice of and to attend and vote at all general meetings of the Company as if all Series A Preferred Shares had been converted into ordinary shares on a one for one basis with one vote per ordinary share, and the preferred shareholders vote together with the ordinary shareholders and not as a separate class of shares.

Liquidation preference

Upon any liquidation, dissolution or winding up of the Company, before any distribution or payment is made with respect to any ordinary shares, an amount is paid on a pari passu basis with respect to each Series A Preferred Share equal to 100% of the original subscription price plus an 8% annual compounded return in the case of each Series A Preferred Share plus all unpaid dividends on each share. In the event that there are insufficient assets of the Company available for payment in full, then any available assets will be paid and distributed as far as possible to preferred shareholders pro rata (on an as-converted basis) to the liquidation preference which each preferred shareholder would otherwise be entitled to receive. After full preference amount has been paid on all the shares of the Series A Preferred Shares, any remaining funds or assets of the Group legally available for distribution to shareholders shall be distributed pro rata among the holders of the Series A Preferred Shares (on an as-converted basis) together with the holders of the ordinary shares.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.	STOCK BASED COMPENSATION

On April 1, 2008, the Company adopted the 2008 share incentive plan which allows the Group to offer a variety of incentive awards to directors, employees and consultants. The Company has reserved 7,500,000 ordinary shares for issuance under the plan.

In April, July and September 2008 and January and November 2009, the Company granted an aggregate of 8,876,300 share options to directors, employees and consultants with an exercise price ranging from US$1.00 to US$3.40. The vesting periods of the options under the option plan are determined based on individual stock option agreements. Generally options have a graded vesting term and will vest 25% after the first year of service and ratably each month over the remaining 36-month period. Included in the 8,876,300 share options granted were 1,578,950 options based on certain performance conditions. The exercise period of options granted after grant is generally five years.

The fair value of stock options granted during the years ended December 31, 2008 and 2009 was estimated using a Black-Scholes Method valuation model. The volatility assumption was estimated based on the volatilities of comparable public companies. Assumptions about the expected term were based on the vesting and contractual terms, employee demographics and the expected term of the similar companies. The risk-free rate for periods within the contractual life of the option is based on the yield to maturity of the PRC government international bonds as of the grant date with maturity closest to the relevant option expiry date.

Fair values of options granted in April, July and September 2008 and January 2009 were determined by management using valuation of a third party valuation specialist, American Appraisal China Limited (“AAC”). Fair values of options granted in November 2009 were determined by management. The weighted average assumptions used are as follows:

	April	July	September	January	November
	2008	2008	2008	2009	2009

Risk-free interest rate	2.76%-3.44%	4.08%-4.64%	4.42%	3.60%	2.24%-2.68%
Expected dividend yield	0%	0%	0%	0%	0%
Expected volatility	0.50-0.52	0.419-0.435	0.427	0.583	0.540-0.607
Expected term (in years)	1.50-2.66 years	2.91-3.58 years	3.58 years	3.56 years	2.75-3.74 years
Fair value of ordinary shares	US$2.35	US$3.35	US$3.29	US$2.02	US$4.00

Fair value of share option	US$1.43-US$1.51	US$1.19-US$1.31	US$1.26	US$0.66	US$1.82-US $1.91

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes the Company’s share option activity as of and for the years ended December 31, 2008 and 2009.

			Weighted
		Weighted	Average	Aggregate
		Average	Remaining	Intrinsic
	Number of	Exercise Price	Contractual Life	Value
	Options	US$	(Years)	US$

Outstanding, January 1, 2008	—	—
Granted
— April 8, 2008	6,162,300	1.00
— July 7, 2008	750,000	3.15
— September 2, 2008	136,000	3.15
Exercised	—	—
Forfeited/cancelled	657,138	2.74

Outstanding, December 31, 2008	6,391,162	1.12	4.29	7,279

Granted
— January 15, 2009	750,000	3.15
— November 1, 2009	1,078,000	3.40
Exercised	—	—
Forfeited/cancelled	1,373,829	1.44
Outstanding, December 31, 2009	6,845,333	1.64	3.59	16,166

Vested and expected to vest at December 31, 2009	6,027,134	1.48	3.51	15,185

Exercisable at December 31, 2009	2,409,334	1.07	3.28	7,064

Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. The Company estimated that its future forfeiture rate would be 9.8% for stock options granted based upon its historical and expected forfeitures.

The weighted-average grant-date fair value of options granted during the year ended December 31, 2009 was US$1.38. During the year ended December 31, 2009, compensation cost of US$17, US$1,481 and US$786 were recognized and included in cost of revenues, selling and marketing expense, and general and administrative expenses, respectively.

As of December 31, 2009, there was US$5,009 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the plan. The unrecognized compensation cost is expected to be recognized over a weighted-average period of 2.69 years.

15.	PRC CONTRIBUTION PLAN

The Group’s full time employees in the PRC participate in a government-mandated multiemployer defined contribution plan pursuant to which certain medical care unemployment insurance, employee housing fund and other welfare benefits are provided to employees. PRC labor regulations require the Group to accrue for these benefits based on certain percentages of the employees’ salaries. The total contribution for such employee benefits for the years ended December 31, 2007, 2008 and 2009 were US$132, US$481 and US$852, respectively.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

16.	COMMITMENTS

(a) Lease commitments

The Group has entered into certain leasing arrangements relating to the lease of office premises. Rental expenses under operating leases for the years ended December 31, 2007, 2008 and 2009 were US$360, US$1,100 and US$1,418, respectively. The Group recognizes rent expenses under such arrangements on a straight-line basis over the term of the lease.

As of December 31, 2009, the Group was obligated under operating leases, which relate to office premises, requiring minimum lease payments as follows:

Years Ended December 31,

2010	737
2011	461
2012	295
2013	248
2014	192
Thereafter	—

1,933

(b) Purchase commitments

During 2008 and 2009, the Group entered into agreements with certain television stations to purchase advertising time. As of December 31, 2009, under these agreements, the Group is contractually obligated to make total minimum payments of US$52,445 for the year ending December 31, 2010.

17.	SEGMENT AND GEOGRAPHIC INFORMATION

Segment information

The Group’s chief operating decision maker has been identified as the Chief Executive Officer who reviews consolidated results when making decisions about allocating resources and assessing performance of the Group. The Group uses the management approach to determine the operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker for making decisions, allocating resources and assessing the performance. The Group has three operating segments and determined that these three operating segments for the years ended December 31, 2007, 2008 and 2009, are media investment management, advertising agency, and branding and identity services.

The Group’s chief operating decision maker does not assign assets to these segments. Consequently, it is not practical to show assets by reportable segments.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table presents selected financial information relating to the Group’s segments:

	Media		Branding
	Investment	Advertising	and Identity
Year Ended December 31, 2009:	Management	Agency	Services	Consolidated

Revenues	87,275	15,301	3,466	106,042
Cost of revenues	68,538	2,057	1,568	72,163

Gross profit	18,737	13,244	1,898	33,879
Unallocated operating expenses				(16,539)
Unallocated non-operating income, net				(1,321)

Income before income tax expense				16,019

	Media		Branding
	Investment	Advertising	and Identity
Year Ended December 31, 2008:	Management	Agency	Services	Consolidated

Revenues	79,266	13,592	4,956	97,814
Cost of revenues	63,443	1,769	2,860	68,072

Gross profit	15,823	11,823	2,096	29,742
Unallocated operating expenses				(11,829)
Unallocated non-operating income, net				749

Income before income tax expense				18,662

	Media		Branding and
	Investment	Advertising	Identity
Year Ended December 31, 2007:	Management	Agency	Services	Consolidated

Revenues	8,182	9,420	3,687	21,289
Cost of revenues	4,685	1,084	2,073	7,842

Gross profit	3,497	8,336	1,614	13,447
Unallocated operating expenses				(3,055)
Unallocated non-operating income, net				1,429

Income before income tax expense				11,821

Geographical information

The Group operates in the PRC and all of the Group’s long-lived assets are located in the PRC.

Major customers

As of December 31, 2007, 2008 or 2009, there was no customer who accounted for 10% or more of the Group’s revenues.

18.	RELATED PARTY TRANSACTIONS

The Group provided certain advertising services to third parties for which the Group’s controlling shareholder paid certain expenses or received cash. The financial statement impacts of these transactions have been included in these consolidated financial statements as the Group’s expenses or revenues. To the extent the Group did not repay the controlling shareholder for the costs incurred, or receive from the controlling

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

shareholder the cash collected, the amounts are reflected as an offsetting adjustment to a contribution from or distribution to, the controlling shareholder.

The related party balances at the end of the year 2008 and 2009 were US$50 and US$41, respectively, which were in connection with the unpaid rental expenses to the controlling shareholder. The balances with related parties are due within one year.

Rental expenses

The Group leased office space and cars from the controlling shareholder and his family member. The rental amount was determined based on market prices. Rental expenses for the years ended December 31, 2007, 2008 and 2009 were US$328, US$598 and US$721, respectively.

19.	RETAINED EARNINGS

In accordance with the Regulations on Enterprises with Foreign Investment of China and their articles of association, the Company’s subsidiary being foreign invested enterprise established in China, is required to provide for certain statutory reserves, namely general reserve fund, enterprise expansion fund and staff welfare and bonus fund, all of which are appropriated from net profit as reported in their PRC statutory accounts. The Company’s subsidiary is required to allocate at least 10% of their after-tax profits to the general reserve fund until such fund has reached 50% of their respective registered capital. Appropriations to the enterprise expansion fund and staff welfare and bonus fund are at the discretion of the board of directors of the Company’s subsidiary.

In accordance with the PRC Company Laws, the Company’s VIEs must make appropriations from their after-tax profits as reported in their PRC statutory accounts to non-distributable reserve funds, namely statutory surplus fund, statutory public welfare fund and discretionary surplus fund. The Company’s VIEs are required to allocate at least 10% of their after-tax profits to the statutory surplus fund until such fund has reached 50% of their respective registered capital. Appropriation to the statutory public welfare fund is 5% to 10% of their after-tax profits as reported in the PRC statutory accounts. Effective from January 1, 2006, under the revised PRC Company Laws, appropriation to the statutory public welfare fund is no longer mandatory. Appropriation to discretionary surplus is made at the discretion of the Company’s VIE and its subsidiaries.

General reserve fund and statutory surplus fund are restricted to set-off against losses, expansion of production and operation and increasing registered capital of the respective company. Staff welfare and bonus fund and statutory public welfare fund are restricted to the capital expenditures for the collective welfare of employees. These reserves are not allowed to be transferred to the Company in terms of cash dividends, loans or advances, nor can they be distributed except under liquidation.

There were no appropriations to reserves by the Company other than the Company’s VIEs in the PRC during any of the years presented.

	December 31,	December 31,
	2008	2009

PRC statutory reserves	2,400	2,883
Unreserved retained earnings	13,164	20,148

	15,564	23,031

20.	RESTRICTED NET ASSETS

Under PRC laws and regulations, there are certain restrictions on the Company’s PRC subsidiary and VIEs with respect to transferring certain of their net assets to the Company either in the form of dividends, loans, or advances. Amounts restricted include paid-in capital and statutory reserves of the Company’s PRC

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

subsidiary and VIEs, totaling approximately US$36,733 and US$37,126 as of December 31, 2008 and 2009, respectively.

21.	SUBSEQUENT EVENTS

In connection with the transactions described below, upon the completion of a qualified IPO, all of the Company’s ordinary shares will be re-classified into Class A ordinary shares, which will be entitled to one vote per share, and Class B ordinary shares, which will be entitled to five votes per share. The Class B ordinary shares will consist of ordinary shares held by the shareholders prior to the completion of the IPO and any ordinary shares issued upon the exercise of options granted under the 2008 share incentive plan.

On January 20, 2010, the Company redeemed an aggregate of 7,500,000 Series A shares held by Series A preferred shareholders. The cost of the redemption was US$36,976, which consisted of a principal amount of US$30,000 and a redemption premium amount of US$6,976 pursuant to the original terms. In addition, the Company paid accumulated premiums of US$4,388 on the 5,000,000 Series A preferred shares which remained outstanding. The remaining Series A preferred shares are convertible into Class B ordinary shares upon the consummation of a qualified IPO, which shares have the redemption rights (described in Note 13) except the redemption premiums accrues starting on January 20, 2010.

On January 20, 2010, the Company issued 12,390,000 ordinary shares to Aegis Media at an aggregate price of approximately US$49,560. The proceeds from the issuance were used to redeem an aggregate of 7,500,000 Series A preferred shares. Simultaneously, the Company purchased 4,890,000 ordinary shares from Mr. He Dang, the Company’s founder, for a consideration of approximately US$19,560. The Company issued a promissory note to Mr. He Dang in the same amount due on January 20, 2011, with annual interest rate of 4.75%. Aegis Media had an option until July 1, 2010 to require the Company to repurchase all or a portion of the ordinary shares held by Aegis Media if the Company was in breach of its obligations under its joint venture with Aegis Media as a result of its failure to procure entry by specified clients into agreements with the joint venture by April 30, 2010 or the failure of such agreements to meet specified revenue targets. Since the redemption of these ordinary shares was outside the control of the Company, these ordinary shares would not have been included in permanent equity had they been issued and outstanding as of December 31, 2009. On April 16, 2010, the Company received a written acknowledgement from Aegis Media that the Company has fully satisfied its obligations to procure entry by specified clients into agreements with the joint venture and that such agreements met the specified revenue targets. The option of Aegis Media to redeem these ordinary shares has lapsed upon this acknowledgement. Therefore, these ordinary shares held by Aegis Media are no longer redeemable.

In addition, on January 20, 2010, the Company formed a joint venture with Aegis Media with the cash contribution of RMB3.6 million by the Company, which represents 60% of the outstanding equity interests in the joint venture. From January 1, 2016, Aegis Media will have the right to purchase additional interest from the Company, which may ultimately make the joint venture a wholly-owned subsidiary of Aegis Media. The consideration for the transfers of additional interest described above will be based on a multiple of the average after-tax profits of the joint venture for the two-year period prior to a transfer.

Subsequent to December 31, 2009, the Company entered into additional exclusive agency arrangements with certain television channels with aggregate payment obligations of US$57,053 due in 2010.

On March 11, 2010, the Company was served with a complaint from China Mass Media Corp, or CMM, against its affiliated consolidated entity Shidai Charm Advertising Co., Ltd., or Shidai Charm, alleging that Shidai Charm owes CMM unpaid advertising fees of RMB3.6 million and related interest of approximately RMB0.5 million in connection with an advertising placement on CCTV’s 2008 Lunar New Year gala, based on a supplemental agreement dated June 30, 2009. The Company has withheld payment of this amount in light of an outstanding balance owed to another affiliated consolidated entity, Yida Charm Advertising Co.

CHARM COMMUNICATIONS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Ltd, or Yida Charm, by CMM in the amount of RMB3.6 million in connection with an advertising placement on CCTV’s 2009 Lunar New Year gala, based on a supplemental agreement in connection with such 2009 placement between Yida Charm and CMM also dated June 30, 2009. Yida Charm plans to seek recovery of the RMB3.6 million and related interest from CMM in a separate complaint. The Company does not expect CMM’s complaint to have any significant impact on its financial position.

On April 9, 2010, the Company granted 730,000 options to directors, employees and consultants with an exercise price of US$3.40 per share. After considering the estimated forfeiture rate of 23.3%, the total share-based compensation expense to be recognized in relation to the April 9, 2010 grant is US$1,510.

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF THE COMPANY

STATEMENTS OF OPERATIONS

	Years Ended December 31
	2007	2008	2009

Total operating expenses	—	(2,267)	(2,307)

Operating loss	—	(2,267)	(2,307)
Equity in profits of subsidiaries and variable interest entities	11,800	20,580	17,573
Interest income	—	74	1

Net income	11,800	18,387	15,267

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF THE COMPANY

BALANCE SHEETS

	December 31,	December 31,
	2008	2009

ASSETS
Current assets:
Cash and cash equivalents	315	212
Due from subsidiaries	41,397	41,328
Investment in subsidiaries and variable interest entities	21,785	39,117
Other current assets	—	46

Total current assets	63,497	80,703

TOTAL ASSETS	63,497	80,703

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY
Current Liabilities:
Accrued expenses and other current liabilities	322	—

Total liabilities	322	—

Series A convertible redeemable preferred shares
(US$0.0001 par value per share; 17,500,000 shares authorized, 12,500,000 and 12,500,000 shares issued and outstanding as of December 31, 2008 and December 31, 2009; with aggregate amount of liquidation preference of US$51,664 and US$55,664 as of December 31, 2008 and 2009, respectively)	51,776	59,576
Equity
Charm Communications Inc.’s Equity
Ordinary shares (US$0.0001 par value per share; 187,500,000 and 187,500,000 shares authorized; 50,000,000 and 50,000,000 shares issued and outstanding as of December 31, 2008 and December 31, 2009)	5	5
Additional paid-in capital	(4,258)	(1,974)
Retained earnings	15,564	23,031
Accumulated other comprehensive income	88	65

Total Equity	11,399	21,127

TOTAL LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED SHARES AND EQUITY	63,497	80,703

ADDITIONAL INFORMATION — FINANCIAL STATEMENT SCHEDULE 1
CONDENSED FINANCIAL INFORMATION OF THE COMPANY

CASH FLOW STATEMENTS

	Years Ended December 31
	2007	2008	2009

Cash flows from operating activities:
Net income	11,800	18,387	15,267
Adjustments to reconcile net income to net cash used in operating activities:
Equity in profits of subsidiaries and variable interest entities	(11,800)	(20,580)	(17,573)
Share-based compensation cost	—	1,810	2,284
Changes in operating assets and liabilities:
Due from subsidiaries	—	(48,349)	287
Other current assets	—	—	(46)
Accrued expenses and other current liabilities	—	322	(322)

Net cash used in operating activities	—	(48,410)	(103)

Cash flows from financing activities:
Proceeds from issuance of Series A convertible redeemable preferred shares, net of issuance costs	—	48,725	—

Net cash provided by financing activities	—	48,725	—

Net increase (decrease) in cash and cash equivalents	—	315	(103)
Cash and cash equivalents at the beginning of the year	—	—	315

Cash and cash equivalents at the end of the year	—	315	212

Basis of presentation

The condensed financial information of the Company has been prepared using the same accounting policies as set out in the Company’s consolidated financial statements except that the Company used the equity method to account for investments in its subsidiaries and variable interest entities.

The Company records its investment in its subsidiaries and variable interest entities under the equity method of accounting. Such investment is presented on the balance sheet as “Investment in subsidiaries and variable interest entities” and share of their profit as “Equity in profit of subsidiaries and variable interest entities” on the statement of operations.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with US GAAP have been condensed or omitted.

A leading television advertising agency in China that helps our clients navigate through the Chinese advertising industry

Market research
Allocation of advertising budget
Advertising media planning
Production
Public relations
Branding strategies
Creative design
Procurement and placement
Overall management of advertising campaigns

charm
昌荣传播

7,812,500 American Depositary Shares

Charm Communications Inc.

Representing 15,625,000 Class A Ordinary Shares

Credit Suisse

Oppenheimer & Co.	Piper Jaffray

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences or committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect, dishonesty, fraud or default.

Pursuant to the form of indemnification agreements filed as Exhibit 10.2 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The form of Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement also provides for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Securities Act”) may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7.	RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities (including options to acquire our ordinary shares). We believe that each of the following issuances was exempt from registration under the Securities Act in reliance on Rule 701 or Regulation S under the Securities Act, or pursuant to Section 4(2) of the Securities Act regarding transactions not involving a public offering.

					Underwriting
	Date of Sale or	Title of	Number of	Consideration	Discount and
Purchaser	Issuance	Securities	Securities	(US$)	Commission

Merry Circle Trading Limited(1)	February 25, 2008	Ordinary shares	50,000,000	— (1)	—
Dynasty Cayman Limited	July 22, 2008	Series A convertible redeemable preferred shares	7,437,500	29,750,000	—
Swift Rise International Limited	July 22, 2008	Series A convertible redeemable preferred shares	62,500	250,000	—
Chaview Investments Limited	August 19, 2008	Series A convertible redeemable preferred shares	5,000,000	20,000,000	—
Aegis Media Pacific Ltd.	January 20, 2010	Ordinary shares	12,390,000	49,560,000	—
See “Management — 2008 Share Incentive Plan” in the prospectus which forms part of this registration statement for a list of all options we have granted in the past three years.

(1)	These ordinary shares were issued to Merry Circle Trading Limited, a British Virgin Islands company, whose sole shareholder and sole director is Mr. He Dang, in connection with the establishment of our company in the Cayman Islands and no consideration was paid for these shares.

ITEM 8.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9.	UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness, provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Beijing, People’s Republic of China, on April 27, 2010.

CHARM COMMUNICATIONS INC.

By:	/s/ He Dang Name: He Dang Title: Chairman of the Board of Directors and Chief Executive Officer

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on April 27, 2010.

Signature		Title

/s/ He Dang He Dang		Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)

* J. Patrick Ståhle		Director

* Andrew J. Rickards		Director

* Zhan Wang		Director

* Wei Zhou		Chief Financial Officer (principal financial and accounting officer)

* Name: Donald J. Puglisi Title: Managing Director, Puglisi & Associates		Authorized U.S. Representative

* By:	/s/ He Dang He Dang Attorney-in-Fact

CHARM COMMUNICATIONS INC.

EXHIBIT INDEX

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement.
3	.1**	Amended and Restated Memorandum and Articles of Association of the Registrant, dated as of January 20, 2010, currently in effect.
3.2		Form of Amended and Restated Memorandum and Articles of Association of the Registrant, to become effective upon the completion of the offering.
4	.1**	Registrant’s Specimen American Depositary Receipt (included in Exhibit 4.3).
4	.2**	Registrant’s Specimen Certificate for Ordinary Shares.
4	.3**	Form of Deposit Agreement among the Registrant, the depositary and holders of the American Depositary Receipts.
4	.4**	Share Subscription Agreement, dated July 16, 2008, in respect of the sale of Series A convertible redeemable preferred shares of the Registrant.
4	.5**	Amendment No. 1 to Share Subscription Agreement, dated July 16, 2008.
4	.6**	Second Share Subscription Agreement, dated August 15, 2008, in respect of the sale of Series A preferred shares of the Registrant.
4	.7**†	Share Subscription Agreement, dated January 20, 2010, among the Registrant, Mr. He Dang, Merry Circle Trading Limited and Aegis Media Pacific Ltd.
4	.8**†	Second Amended and Restated Shareholders Agreement, dated January 20, 2010, among the Registrant, Mr. He Dang, Merry Circle Trading Limited, Honour Idea Limited, Aegis Media Pacific Ltd. and Chaview Investments Limited.
4	.9**	Second Amended and Restated Registration Rights Agreement, dated January 20, 2010, among the Registrant, Mr. He Dang, Chaview Investments Limited and Aegis Media Pacific Ltd.
4	.10**†	Joint Venture Agreement regarding Posterscope (Hong Kong) Limited and Beijing Vizeum Advertising Co. Ltd., dated January 20, 2010, among the Registrant, Posterscope Advertising Limited, Aegis Media Pacific Ltd., Media Port Holdings Limited and Posterscope (Hong Kong) Limited.
4	.11**†	Shareholders’ Agreement, dated January 20, 2010, among the Registrant, Media Port Holdings Limited, Posterscope Advertising Limited, Posterscope (Hong Kong) Limited and Aegis Media Pacific Ltd.
5	.1**	Opinion of Maples and Calder regarding the validity of the ordinary shares being registered.
8	.1**	Opinion of Simpson Thacher & Bartlett LLP regarding certain U.S. tax matters.
10	.1**	Registrant’s 2008 Share Incentive Plan.
10	.2**	Form of Indemnification Agreement.
10	.3.1**†	Translation of the Advertising Agency Agreement, dated February 4, 2008, between Shanghai Haobangyany Advertising Co., Ltd. and Shanghai Media Group and Advertising Management Center of Shanghai Media Group.
10	.3.2**†	Translation of the Advertising Agency Agreement, dated April 23, 2009, between Beijing Shidai Charm Advertising Co., Ltd. and Shanghai Media Group and Advertising Management Center of Shanghai Media Group.
10	.3.3**†	Translation of the Exclusive Agency Agreement for Tianjin Satellite TV Advertisements, dated November 8, 2008, between Qinghai Charm Advertising Co., Ltd. and Tianjin Television Station.
10	.3.4**†	Translation of the Advertising Agency Agreement, dated February 9, 2010, between Qinghai Charm Advertising Co., Ltd. and Shanghai Media Group and Advertising Management Center of Shanghai Media Group.
10	.3.5**†	Translation of the Exclusive Agency Agreement for Tianjin Satellite TV Advertisements, dated December 1, 2009, between Qinghai Charm Advertising Co., Ltd. and Tianjin Television Station.

Exhibit
Number		Description of Document

10	.4**	Translation of Form of Exclusive Technology Support Agreements with respect to each of the affiliated consolidated entities, between Nanning Jetlong Technology Co., Ltd. and each affiliated consolidated entity.
10	.5**	Translation of Form of Trademark, Trade Name and Domain Name License Agreements with respect to each of the affiliated consolidated entities, between Nanning Jetlong Technology Co., Ltd. and each affiliated consolidated entity.
10	.6**	Translation of Form of Option and Cooperation Agreements with respect to each of the affiliated consolidated entities among Nanning Jetlong Technology Co., Ltd., the affiliated consolidated entity, and nominee shareholders of the affiliated consolidated entity.
10	.7**	Translation of Form of Voting Rights Agreements with respect to each of the affiliated consolidated entities among Nanning Jetlong Technology Co., Ltd., the affiliated consolidated entity, and nominee shareholders of the affiliated consolidated entity.
10	.8**	Translation of Form of Equity Pledge Agreements with respect to each of the affiliated consolidated entities among Nanning Jetlong Technology Co., Ltd., the affiliated consolidated entity, and nominee shareholders of the affiliated consolidated entity.
10	.9**	Promissory Note, dated January 20, 2010, issued by the Registrant to Merry Circle Trading Limited.
16	.1**	Letter from Ernst & Young Hua Ming regarding change in certifying accountant.
21	.1**	List of Subsidiaries of the Registrant.
23.1		Consent of Deloitte Touche Tohmatsu CPA Ltd., an Independent Registered Public Accounting Firm.
23	.2**	Consent of Maples and Calder (included in exhibit 5.1).
23	.3**	Consent of Simpson Thacher & Bartlett LLP (included in exhibit 8.1).
23	.4**	Consent of Commerce & Finance Law Offices (included in exhibit 99.2).
23	.5**	Consent of American Appraisal China Limited.
23	.6**	Consent of CTR Market Research Co. Ltd.
24	.1**	Powers of Attorney (included on signature page).
99	.1**	Code of Business Conduct and Ethics of the Registrant.
99	.2**	Opinion of Commerce & Finance Law Offices.

**	Previously filed.

†	Portions of this document have been omitted pursuant to a confidential treatment request and have been filed separately with the Commission.